

This Form CB contains 438 pages, including all exhibits

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Golden China Resources Corporation
(Name of Subject Company)

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Sino Gold Mining (Canada) Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

38081U
(CUSIP Number of Class of Securities (if applicable))

Gregory B. Starr
Golden China Resources Corporation
Suite 1438, 8 King St. E.
Toronto, ON M5C 1B5
416-366-8818
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 24, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	Offer to Purchase and Circular dated October 24, 2007 (the "Offer and Circular") relating to the offer (the "Offer") by Sino Gold Mining (Canada) Ltd. (the "Offeror") to purchase all of the outstanding Common Shares of Golden China Resources Corporation.
B.	Letter of Acceptance and Transmittal, dated October 24, 2007.
C.	Notice of Guaranteed Delivery, dated October 24, 2007.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	Technical Report – Jinfeng Gold Mine, Guizhuo Province, China, dated 10 October 2007.
2	Technical Report – White Mountain Project, Jilin Province, China, dated 10 October 2007.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), Sino Gold Mining (Canada) Ltd. is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Sino Gold Mining (Canada) Ltd. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINO GOLD MINING (CANADA) LTD.

By: [signature]

Name: IVO POLOVINEO
Title: DIRECTOR.

Date: October 24, 2007

Attachment 'A.'



October 24, 2007

Dear Securityholder of Golden China Resources Corporation:

We are pleased to enclose the Offer of Sino Gold Mining (Canada) Ltd. (the "Offeror") to acquire all of the outstanding common shares of Golden China Resources Corporation ("Golden China") on the basis of 0.2222 of an ordinary share ("Sino Gold Share") of Sino Gold Mining Limited ABN 42 093 518 579 ("Sino Gold") for each common share (including those shares that are subject to CHESS Depositary Interests) of Golden China ("Golden China Share"), subject to adjustment as provided in the Offer. The terms and conditions of the Offer are contained in the accompanying Offer and Takeover Bid Circular, dated October 24, 2007. We urge you to review it and to act on this opportunity to receive a significant premium on your investment (based on current trading prices and exchange rates), and to continue to participate as a shareholder of a larger and stronger mining company.

Unanimous Support of the Golden China Board

The board of directors of Golden China unanimously supports the Offer and have advised that they each intend to tender their Golden China Shares that they own to the Offer. Golden China has received a fairness opinion from its financial advisor, Genuity Capital Markets, that the Offer consideration is fair from a financial point of view to Shareholders other than Sino Gold. A copy of the Golden China directors' circular accompanies the Offer and Take-over Bid Circular.

A Significant Premium

The exchange ratio under the Offer represented a premium of approximately 49% over the closing price of the Golden China Shares on the Toronto Stock Exchange on August 10, 2007, the last trading day prior to the announcement of the Offer (based on the Sino Gold Share price on August 10, 2007 and the Bank of Canada noon exchange rate on August 10, 2007), and a premium of approximately 20% over the volume weighted average trading price of the Golden China Shares on the Toronto Stock Exchange for the 30 trading days ended October 19, 2007 (based on the Sino Gold Share price on October 19, 2007 and the Bank of Canada noon exchange rate on October 19, 2007). Shareholders are urged to obtain current quotes for the Sino Gold Shares, the Golden China Shares and the applicable currency exchange rate. We believe the premium we are offering represents full and fair value for your Golden China Shares.

A Larger and Stronger Mining Company

Sino Gold has a successful track record for developing gold mines in China and enhancing shareholder value. Golden China Shareholders will benefit from:

- greater depth in management and technical expertise;
- stronger balance sheet and cash position;
- greater access to financing for development projects;
- a solid presence in China; and
- cost savings from potential synergies inherent in integrating Golden China's operations with Sino Gold, such as reduced costs of compliance with applicable laws and regulations;

to result in a stronger competitive position and greater opportunities for growth.

Enhanced Liquidity

Shareholders should also benefit from improved liquidity by holding Sino Gold Shares, which are listed on both the Australian Securities Exchange and the Hong Kong Stock Exchange. Shareholders may also elect to have the Sino Gold Shares which they would otherwise receive pursuant to the Offer issued on their behalf to a trustee or selling agent who will engage a broker to seek to sell such Sino Gold Shares on their behalf and pay them the net proceeds of such sale, less a 4.4% brokerage commission (including GST in Australia) and less any applicable taxes, withholdings and deductions.

The Need to Act

In order for the Offer to proceed, among other things, at least 90% of the Golden China Shares (excluding those Golden China Shares held by or on behalf of the Offeror or by an affiliate or associate of the Offeror on the date of the Offer), on a fully-diluted basis, need to be tendered and not withdrawn by 11:59 p.m. (Vancouver, Canada time) on November 29, 2007/ 6:59 p.m (Sydney, Australia time) on November 30, 2007, unless the Offer is withdrawn, varied or extended or unless such condition is waived by the Offeror. For more information about the tendering process, please see Section 3 of the Offer, "Manner of Acceptance".

Should you have any questions about the Offer, please contact the Information Agent for the Offer, Georgeson Shareholder Communications Canada Inc., toll free at 1-888-605-7644 in North America, or Georgeson Shareholder Communications Australia Pty Ltd. at 61 3 9415 4682 (for International CDI holders, excluding North American holders) or 1-800-339-135 (Free call for holders of CDIs in Australia). Before you make your decision, you may also wish to consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor.

We hope you will give this Offer your careful and immediate attention and that, like us, you are convinced of the benefits of the transaction, in addition to the significant premium you will immediately receive on your Golden China Shares (based on current trading prices and the current exchange rate).

Yours sincerely,

SINO GOLD MINING (CANADA) LTD.

Jacob Klein
Chief Executive Officer, Sino Gold Mining (Canada) Ltd. and Sino Gold Mining Limited

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada, Australia, Hong Kong or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.


sinogold

October 24, 2007

SINO GOLD MINING (CANADA) LTD., a wholly-owned subsidiary of SINO GOLD MINING LIMITED ABN 42 093 518 579

OFFER TO PURCHASE

all of the outstanding common shares of

GOLDEN CHINA RESOURCES CORPORATION

on the basis of 0.2222 of an ordinary share of Sino Gold Mining Limited for each common share of Golden China Resources Corporation

This offer to purchase (the "Offer") all of the outstanding common shares (including those shares that are subject to CHESS Depositary Interests) (the "Golden China Shares"), including those Golden China Shares which become outstanding during the Offer Period, of Golden China Resources Corporation ("Golden China") by Sino Gold Mining (Canada) Ltd. (the "Offeror"), a wholly-owned subsidiary of Sino Gold Mining Limited ("Sino Gold"), including the Golden China Shares which may become outstanding during the Offer Period upon the conversion, exchange or exercise of any options, warrants, convertible debentures or other securities of Golden China that are convertible, exchangeable or exercisable for the Golden China Shares during the Offer, will be open for acceptance until 11:59 p.m. (Vancouver, Canada time) on November 29, 2007 / 6:59 p.m. (Sydney, Australia time) on November 30, 2007 (the "Expiry Time"), unless withdrawn, varied or extended by the Offeror.

Questions and requests for assistance may be directed to the Information Agents for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.
(in North America)

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-888-605-7644

GEORGESON SHAREHOLDER COMMUNICATIONS AUSTRALIA PTY LTD.
(Australia and internationally (except North America))

Level 1, 60 Carrington Street
Sydney, NSW 2000

Telephone:

61 3 9415 4682 (for International CDI holders, excluding North American holders)

1-800-339-135 (Free call for holders of CDIs in Australia)

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.
(in respect of Golden China Shares only)

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, ON, Canada
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, ON, Canada
M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555
e-mail: corporateactions@computershare.com

COMPUTERSHARE INVESTOR SERVICES PTY LIMITED
(for CDIs only)

By mail: GPO Box 7043, Sydney NSW 2001
By Hand or by Courier: Level 2, 60 Carrington Street
Sydney NSW 2000

The Offer is conditional upon, among other things, conditions including the following: (a) the valid deposit under the Offer and non-withdrawal of at least 90% (on a fully diluted basis) of the outstanding Golden China Shares, directly or indirectly, other than Golden China Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror; (b) the Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and (c) all regulatory approvals (including, without limitation, those of the HKSE to list Sino Gold Shares to be issued pursuant to the Offer and those required by any securities regulatory and other governmental authorities) required by law to complete the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably. **The conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer" and, subject to applicable Canadian securities Laws and the terms of the Support Agreement, may be varied and/or waived by the Offeror.**

The ordinary shares of Sino Gold (the "Sino Gold Shares") are listed and posted for trading on the Australian Securities Exchange (the "ASX") and the Hong Kong Stock Exchange (ASX: SGX, HKSE: 1862). The Golden China Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and as CDIs on the ASX (TSX and ASX: GCX).

The closing prices of Golden China Shares on the TSX and on the ASX on August 10, 2007 were C$0.85 and A$0.90, respectively. The closing prices of the Sino Gold Shares on the ASX on August 10, 2007, the last trading day prior to the announcement of the Offer, was A$6.40 (C$5.70, based on the Bank of Canada noon exchange rate on August 10, 2007). The closing prices of Golden China Shares on the TSX and on the ASX on October 19, 2007 were C$1.43 and A$1.75, respectively and the closing price of Sino Gold Shares on the ASX on October 19, 2007 was A$8.11 (C$6.98, based on the Bank of Canada noon exchange rate on October 19, 2007). Shareholders are urged to obtain current quotes for the Golden China Shares, the Sino Gold Shares and the applicable currency exchange rate.

THE OFFER REPRESENTS A PREMIUM OF APPROXIMATELY 49% OVER THE CLOSING PRICE OF THE GOLDEN CHINA SHARES ON THE TSX ON AUGUST 10, 2007, THE LAST TRADING DAY PRIOR TO THE ANNOUNCEMENT OF THE OFFER (BASED ON THE SINO GOLD SHARE PRICE ON AUGUST 10, 2007 AND THE BANK OF CANADA NOON EXCHANGE RATE ON AUGUST 10, 2007) AND A PREMIUM OF APPROXIMATELY 20% OVER THE VOLUME WEIGHTED AVERAGE TRADING PRICE OF THE GOLDEN CHINA SHARES ON THE TORONTO STOCK EXCHANGE FOR THE 30 TRADING DAYS ENDED OCTOBER 19, 2007 (BASED ON THE SINO GOLD SHARE PRICE ON OCTOBER 19, 2007 AND THE BANK OF CANADA NOON EXCHANGE RATE ON OCTOBER 19, 2007)

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Golden China Shares and all other required documents, with Computershare Investor Services Inc. (the "Depositary") at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance", using the accompanying Notice of Guaranteed Delivery (printed on green paper). Any registered Shareholders in Australia should contact the Depositary in Sydney, Australia for further information.

Prior to the CDI Expiry Time, CDI Holders may only accept the Offer through the CDI Nominee. If CDIs are held through: (i) an Issuer Sponsored Holding, the CDI Acceptance Form accompanying this Offer and Circular should be completed and returned to the address noted on the form; (ii) a CHESS Holding, CDI Holders should contact their Controlling Participant (normally their stockbroker) with instructions to accept the Offer, or complete the CDI Acceptance Form and return it to the address noted on the form. Alternatively, if they are Australian Broker Participants or Australian Non-Broker Participants, CDI Holders should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In each of the above cases, acceptance must be received on or prior to the CDI Expiry Time. The CDI Nominee is expected to complete the Letter of Transmittal evidencing the deposit of Golden China Shares which are in the form of CDIs.

Beneficial Shareholders who hold Golden China Shares in the form of CDIs and who wish to accept the Offer must properly complete and execute the accompanying CDI Acceptance Form and return it to the address noted on the form prior to the CDI Expiry Time. The CDI Nominee is expected to complete the Letter of Transmittal evidencing the deposit of Golden China Shares which are in the form of CDIs.

The information concerning Golden China contained in the Offer and Circular is based upon publicly available information. Although the Offeror has no knowledge that would indicate that any statements contained in the Offer and Circular taken from or based on such information are untrue or incomplete, the Offeror assumes no responsibility for the accuracy or completeness of such Golden China information. No Person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in the Offer and Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Offeror.

Shareholders should not construe the contents of the Offer and Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith. See Section 15 of the Circular "Certain Canadian Federal Income Tax Considerations" and Section 16 of the Circular "Certain Australian Income Tax Considerations".

An investment in the Sino Gold Shares is subject to a number of risks that should be considered by an investor. These risks are disclosed in Section "Risk Factors" in Schedule "B"- "Information Relating to Sino Gold Mining Limited" and in Section 14 of the Circular, "Risk Factors Related to the Offer".

Shareholders should be aware that, during the currency of the Offer, the Offeror may, directly or indirectly, bid for and make purchases of the Golden China Shares as permitted by applicable Laws of Canada or its provinces or territories.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to Shareholders in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the sole discretion of the Offeror, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

Questions regarding information contained in this Offer and Circular may be directed to Georgeson Shareholder Communications Canada Inc. or Georgeson Shareholder Communications Australia Pty Ltd. (collectively, the "Information Agents"), at their addresses and telephone numbers set forth on the first and last pages of the Offer and Circular. Shareholders may also contact their respective investment dealers, brokers, bank managers, accountants, lawyers or other professional advisors for assistance. See also "Questions and Answers". Reasonably required additional copies of the Offer and Circular may be obtained without charge on request from the Depositaries.

NOTICE TO CDI HOLDERS IN AUSTRALIA

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE AUSTRALIAN SECURITIES EXCHANGE NOR HAS THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE AUSTRALIAN SECURITIES EXCHANGE PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR.

For CDI Holders in Australia, accompanying this Offer and Circular is a copy of the Australian Prospectus. The Australian Prospectus contains important information for CDI Holders in Australia and it should be read in its entirety, together with this Offer and Circular.

CDIs confer a beneficial ownership in the underlying Golden China Shares. The legal title to the Golden China Shares underlying the CDIs is held by the CDI Nominee. The CDIs are currently quoted on the ASX. If CDI Holders hold CDIs at the CDI Expiry Time, such remaining CDIs will be cancelled, and the CDI Holders will become the legal holder of the underlying Golden China Shares.

Prior to the CDI Expiry Time, CDI Holders may only accept the Offer through the CDI Nominee. If Shareholders hold CDIs through: (i) an Issuer Sponsored Holding, Shareholders should complete the CDI Acceptance Form accompanying this Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, CDI Holders should contact their Controlling Participant (normally their stockbroker) with instructions to accept the Offer, or complete the CDI Acceptance Form and return it to the address noted on the form. Alternatively, if they are Australian Broker Participants or Australian Non-Broker Participants, CDI Holders should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In each of the above cases, acceptance of the Offer must be received on or prior to the CDI Expiry Time. The CDI Nominee is expected to complete the Letter of Transmittal evidencing the deposit of Golden China Shares which are in the form of CDIs. CDI Holders who continue to hold CDIs at the CDI Expiry Time will become the legal holders of the underlying Golden China Shares. In order to transfer the underlying Golden China Shares, they would need to comply with the procedures set out in this document, and they should contact their brokers or the CDI Nominee for further information.

CDI Holders are urged to pay attention to any information provided by or on behalf of Golden China, the broker or any of the professional advisers concerning the process for delisting of Golden China as it may change the CDI Expiry Time and therefore the method of acceptance of the Offer. If the Offer is accepted prior to the CDI Expiry Time, CDI Holders should make such enquiries as may be considered reasonable to ensure that the acceptance has been received by the Offeror and that the acceptance constitutes valid acceptance under the Offer.

CDI Holders should contact their brokers or the CDI Nominee for further information.

The Offer is not regulated by the takeover provisions in Chapter 6 of the *Corporations Act 2001* (Commonwealth of Australia), but rather pursuant to the applicable requirements of Canadian take-over bid Laws.

NOTICE TO U.S. SHAREHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of Sino Gold included in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards - Australia, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. resident Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since both the Offeror and Sino Gold are located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. resident Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its subsidiaries to subject themselves to a U.S. court's judgment.

U.S. resident Shareholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market purchases.

The Sino Gold Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Sino Gold Shares will be delivered in the United States or to or for the account or for the benefit of a Person in the United States unless the Offeror is satisfied that the Sino Gold Shares may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion.

Shareholders should be aware that the Sino Gold Shares issued pursuant to the Offer will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that the Golden China Shares tendered by the holder were restricted securities.

The tender of the Golden China Shares under the Offer and the transfer of the Golden China Shares under the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, may have tax consequences in the United States as well as in Canada and Australia. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. Shareholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Sino Gold Shares.

Neither the fact that a registration statement or an application for a license may have been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

The disclosure contained herein is prepared in accordance with the requirements of Canadian securities Laws, which differ from the requirements of United States securities Laws. Unless otherwise indicated, all reserve and resource estimates included in this Offer and Circular have been prepared in accordance with the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia; ("JORC Code") which is substantially similar to National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Standards").

The Australian and Canadian standards, including JORC and NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the term "measured resources", "indicated resources" and "inferred resources" (which are permitted to be aggregated under JORC but under NI 43-101, "inferred resources" are always disclosed as a separate category). U.S. investors are advised that, while such terms are recognized and required by Canadian securities Laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will be converted into "reserves". U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Australian and Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Australian and Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of JORC and NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by Sino Gold in compliance with JORC and NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES OF GOLDEN CHINA

The Offer is only made for the Golden China Shares and is not made for any Convertible Securities of Golden China. Any holder of Convertible Securities or other rights to acquire Golden China Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof, exercise, convert or exchange such Convertible Securities in order to obtain certificates representing the Golden China Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Security will have certificate(s) representing the Golden China Shares received on such exercise, conversion or exchange available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery" and Section 8 of the Offer, "Treatment of Convertible Securities".

If any holder of Convertible Securities does not exercise, convert or exchange its Convertible Securities prior to the Expiry Time, or in the case of a holder of Warrants or Options otherwise does not agree to receive their replacement warrants or options, as applicable, on the terms described in Section 8 of the Offer, such Convertible Securities will remain outstanding following the Expiry Time in accordance with their terms and conditions (as they may be amended from time to time), subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable. See Section 8 of the Offer, "Treatment of Convertible Securities". **As Golden China Shares are expected to be delisted following the Offer, you may wish to either exercise your Convertible Securities or, where applicable, agree to receive replacement options or warrants.**

The tax consequences to holders of Convertible Securities of exercising their Convertible Securities are not described in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", nor in Section 16 of the Circular, "Certain Australian Income Tax Considerations". Holders of Convertible Securities should consult their own tax advisors for advice with respect to the potential income tax consequences to them in connection with the decision to exercise or not to exercise the Convertible Securities.

EXCHANGE RATE INFORMATION

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On October 19, 2007, the Bank of Canada noon rates of exchange for Australian dollars into Canadian dollars was A$ 1.00 = C$0.8609 and the rate for Renminbi into Canadian dollars was RMB 1.00 =C$0.1284.

The exchange rates for the A$ to C$1.00 for the applicable periods are set forth below:

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
A$ to C$1.00					
Low	1.0555	1.1379	1.0885	1.0160	0.9533
High	1.1374	1.2290	1.2290	1.1791	1.1294
Period end	1.1075	1.2083	1.0885	1.1690	1.0652
Average rate[1]	1.0909	1.1827	1.1712	1.0836	1.0454

Note:

(1) Average of Bank of Canada daily noon spot rates.

The exchange rates for the RMB to C$1.00 for the applicable periods are set forth below:

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
RMB to C$1.00					
Low	6.5359	6.8446	6.6979	5.9242	6.5147
High	7.2307	7.3046	7.3046	7.0274	7.0175
Period end	7.1582	7.1685	6.6979	6.8776	6.9204
Average rate[1]	6.8095	7.0580	7.0328	6.3707	6.7625

Note:

(1) Average of Bank of Canada daily noon spot rates.

Shareholders are urged to obtain current currency exchange rates for the Australian dollar to the Canadian dollar and for Renminbi to Canadian dollar.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular are forward-looking statements, which reflect management's current beliefs and expectations regarding Sino Gold's future growth, results of operations, performance, business prospects and opportunities. Forward-looking statements also include, without limitation, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and matters related to the completion of the Offer.

Such forward-looking statements are necessarily based on information currently available to management of Sino Gold and on estimates and assumptions that, while considered reasonable to management of Sino Gold, are subject to business, economic and competitive uncertainties, contingencies and risks. These assumptions include, but are not limited to assumptions made by management regarding timing of the completion of the Offer; stability in the prices of applicable commodities, exchange rates, interest rates; the political and legal regime under which Sino Gold operates; access to capital on reasonable terms; integration of additional acquisitions; state and progress of operations at various mine sites; environmental risks of current operations; expected exposure to bad debts; relationships with senior management, Sino Gold's labour force and joint venture partners; and seasonal and weather conditions.

Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to future revenues and profitability; Sino Gold's dependence on operations at the Jinfeng Gold Mine; underground mining operations and estimates on expected level of economic production at the Jinfeng Gold Mine; difficulty in meeting capital expenditure requirements in the future; Sino Gold's indebtedness and conditions imposed by financing arrangements; fluctuations in metal prices and exchange rates; potential losses related to the use of derivative instruments for gold hedges; maturity of mine operations and associated decreases in production volumes and increases in production costs; inadequate supply of water and electricity; dependence on third party contractors; risks and hazards related to mining operations; severe weather conditions; potential early termination of joint venture agreements with various partners in the PRC; operational limits imposed by such joint venture agreements e.g. need for unanimous consent for certain matters; maintenance of alliances with appropriate local partners; disputes or disagreements with local partners; availability and retention of key personnel; inadequate insurance coverage; defects in title; infringement of Sino Gold's exploration and mining rights; government regulation; environmental liabilities; rehabilitation costs; ability to obtain required governmental approvals, licenses and permits; ability of investors to enforce judgements obtained outside of Australia; difficulties in integrating potential acquisitions; speculative nature of exploration of mineral properties; changes in applicable laws and regulations; competition from other mining companies; political, economic and legal developments in the PRC; uncertainty regarding the interpretation and enforcement of PRC laws and regulations; potential adverse changes in foreign exchange regulations; potential outbreak of communicable diseases; restrictions on foreign investment in the PRC mining industry; as well as those risk factors related to the business of Sino Gold discussed under "Risk Factors" in Schedule "B" and in Section 14 of the Circular, "Risk Factors Related to the Offer". These factors should not be considered exhaustive.

Although the forward-looking statements are based upon what Sino Gold's management believes to be reasonable assumptions, the Offeror and Sino Gold cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this Offer and Circular or as of the date specified in the documents by reference therein. Except as expressly otherwise required by law, neither the Offeror nor Sino Gold assumes any obligation to update or revise such statements or any information contained in this Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Sino Gold may become aware of after the date of this Offer and Circular. Undue reliance should not be placed on forward-looking statements.

TABLE OF CONTENTS

DEFINITIONS

In the accompanying "Questions and Answers", Summary, Offer and Circular (including in Schedule "B" - "Information Relating to Sino Gold Mining Limited", unless the context otherwise requires, the following terms have the meanings indicated:

"**A$**" means Australian dollars;

"**Acquisition Proposal**" means any written or publicly announced proposal or offer made by any Person other than Sino Gold (or any affiliate of Sino Gold or any Person acting in concert with Sino Gold or any affiliate of Sino Gold) with respect to any merger, amalgamation, tender offer, take-over or issuer bid, business combination, liquidation, dissolution, recapitalization, purchase of all or substantially all of the assets of, or of equity interests representing in each case a 30% or greater economic interest in, Golden China or its subsidiaries taken as a whole, or similar transactions involving, Golden China or any of its subsidiaries, excluding the Offer;

"**affiliate**" shall mean an "affiliate" within the meaning of NI 45-106 under the Securities Act;

"**allowable capital loss**" has the meaning ascribed thereto in Section 15 of the Circular "Certain Canadian Federal Income Tax Considerations";

"**AMF**" means the Autorité des marchés financiers du Québec;

"**ASIC**" means the Australian Securities and Investments Commission;

"**associate**" has the meaning ascribed thereto in the Securities Act;

"**ASTC**" means ASX Settlement and Transfer Corporation Pty Ltd. (ABN 49 008 504 532);

"**ASTC Settlement Rules**" means the operating rules of the settlement facility provided by ASTC;

"**ASX**" means the Australian Securities Exchange;

"**Austock**" means Austock Corporate Finance, an Australian broker appointed by the Offeror to facilitate the sale of the Elected Sino Gold Shares, as well as to assist the Offeror with the solicitation of major institutional shareholders of Golden China Shares;

"**Australian Broker Participant**" means an Australian broker admitted as a participant under the ASTC Settlement Rules;

"**Australian Non-Broker Participant**" means an entity admitted to participate in CHESS under the ASTC Settlement Rules;

"**Australian Prospectus**" means a prospectus issued by Sino Gold in accordance with Section 713 of the Corporations Act in connection with the Offer;

"**BacTech**" means together, BacTech (Barbados) Limited and BacTech (Australia) Pty Ltd.;

"**Break Fee**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Broker Handling Fee**" has the meaning set forth in Section 21 of the Circular, "Soliciting Brokers";

"**business day**" means any day on which major commercial banks are generally open for business in Toronto, Ontario or Sydney, Australia other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or Sydney, Australia under applicable Laws;

"**C$**" means Canadian dollars;

"**CBCA**" means the *Canada Business Corporations Act* and the regulations thereunder, as amended from time to time;

"**CDIs**" means CHESS Depositary Interests in respect of Golden China Shares;

"**CDI Acceptance Form**" means the acceptance form of CDI Holders accompanying this Offer and Circular, as it may be amended;

"**CDI Expiry Time**" means 5 p.m. Sydney time two business days before the Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror;

"**CDI Holder**" means the holder of one or more CDIs;

"**CDI Nominee**" means CHESS Depositary Nominees Limited, a company registered in Australia (ABN 75 071 346 506);

"**CDS**" means CDS & Co., the nominee of The Canadian Depository for Securities Limited, or such other nominee of The Canadian Depository for Securities Limited;

"**CDS Participants**" mean participants in the CDS system;

"**CGT**" has the meaning ascribed thereto in Section 16 of the Circular "Certain Australian Income Tax Considerations";

"**CHESS**" means the Clearing House Electronic Sub-register System operated by ASTC;

"**CHESS Holding**" has the meaning set out in the ASTC Settlement Rules;

"**CIM Standards**" means the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the Canadian Instituted of Metallurgy and Petroleum Standards;

"**Circular**" means the take-over bid circular accompanying the Offer and forming a part thereof;

"**CJV**" means cooperative joint venture, a form of foreign investment permitted in the PRC under applicable Laws;

"**Compulsory Acquisition**" has the meaning ascribed thereto in Section 13 of the Circular, "Second Step Transactions";

"**Controlling Participant**" means the Australian Broker Participant or Australian Non-Broker Participant that has the capacity in CHESS to transfer the Golden China Shares subject to CDIs;

"**Convertible Debentures**" has the meaning ascribed thereto in Section 2 of the Circular, "Golden China";

"**Convertible Notes**" has the meaning ascribed thereto in Section 14 of the Circular, "Risk Factors Related to the Offer";

"**Convertible Noteholders**" has the meaning ascribed thereto in Section 14 of the Circular, "Risk Factors Related to the Offer";

"**Convertible Securities**" means collectively, the Warrants, the Options and the Convertible Debentures;

"**Corporations Act**" means the Australian *Corporations Act*, 2001 (Commonwealth of Australia), as amended and supplemented from time to time;

"**CRA**" means the Canada Revenue Agency;

"**Debentures**" means the Convertible Debentures and the Non-Convertible Debentures;

"**Depositary**" means either Computershare Investor Services Inc. in Toronto or Computershare Investor Services Pty Limited in Sydney, as applicable, and "**Depositaries**" means both;

"**Depositing Shareholders**" means Shareholders whose Golden China Shares are deposited to the Offer;

"**Directors' Circular**" means the circular of the board of directors of Golden China dated October 24, 2007, accompanying the Circular, as it may be amended;

"**Dissenting Offeree**" has the meaning ascribed thereto in Section 13 of the Circular, "Second Step Transactions";

"**Distributions**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Dividends and Distributions";

"**DSUs**" has the meaning ascribed thereto in Section 2 of the Circular, "Golden China";

"**DTC**" means The Depositary Trust Company;

"**Elected Sino Gold Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**Electing Shareholder**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**Election**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**Eligible Institution**" means a Canadian schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, a member of the Stock Exchanges Medallion Program or a member of the New York Stock Exchange Inc. Medallion Signature Program;

"**Encumbrances**" means any encumbrance, lien, restrictions, charges, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, restriction, easement, right of pre-emption, privilege or any option, privilege or contract to create any of the foregoing;

"**Exchange Ratio**" means 0.2222, subject to adjustment as provided for in the Offer and/or by amendment of the Offer;

"**Expiry Date**" means November 29, 2007 in Toronto, Canada and means November 30, 2007 in Sydney, Australia or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror;

"**Expiry Time**" means 11:59 p.m. (Vancouver, Canada time)/ 6:59 p.m. (Sydney, Australia time) on the applicable Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror;

"**FIEs**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**FIE Tax Proposals**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**fully-diluted basis**" means, with respect to the number of outstanding Golden China Shares at any time, the number of Golden China Shares that would be outstanding assuming all Convertible Securities and other rights to acquire the Golden China Shares (if any) outstanding at that time had been exercised;

"**GAAP**" means generally accepted accounting principles;

"**Golden China**" means Golden China Resources Corporation;

"**Golden China Shares**" means common shares of Golden China (including those common shares subject to CDIs), as currently constituted;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any applicable stock exchange and securities self-regulatory authority;

"**HKSE**" means the Stock Exchange of Hong Kong Limited;

"**HKSFC**" means the Hong Kong Securities and Futures Commission;

"**Indentured Warrants**" has the meaning ascribed thereto in Section 8 of the Offer "Treatment of Convertible Securities";

"**Information Agents**" means, collectively, Georgeson Shareholder Communications Canada Inc. (in North America) and Georgeson Shareholder Communications Australia Pty Ltd. (in Australia and internationally (except North America));

"**Issuer Sponsored Holdings**" has the meaning set out in the ASTC Settlement Rules;

"**Jinfeng**" or "**Jinfeng Gold Mine**" means Sino Gold's mining project located in Guizhou Province, the PRC in which Sino Gold holds an 82% interest through its wholly-owned subsidiary, SG Guizhou;

"**JORC Code**" means the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia;

"**Laws**" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the OSC, the TSX, the ASIC, the ASX, the HKFSC, the HKSE and a self-regulatory authority), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (including the OSC, the TSX, the ASIC, the ASX, the HKFSC, the HKSE and a self-regulatory authority) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Letter Agreement**" means the letter agreement dated August 13, 2007 between Sino Gold and Golden China;

"**Letter of Transmittal**" means the letter of acceptance and transmittal provided by the Offeror to registered holders of the Golden China Shares, for use in connection with the Offer (printed on yellow paper), as it may be amended;

"**Lock-up Agreements**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Locked-up Parties**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Locked-up Shares**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Matching Period**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Material Adverse Change**" means (a) in respect of Golden China, any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Golden China or its subsidiaries, taken as a whole, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Golden China or its subsidiaries taken as a whole, and (b) in respect of Sino Gold, any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Sino Gold or its subsidiaries, taken as a whole, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Sino Gold or its subsidiaries, taken as a whole;

"**Material Adverse Effect**" means (a) in respect of Golden China, any effect that, either alone or together with such other matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Golden China or its subsidiaries, taken as a whole, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Golden China or its subsidiaries taken as a whole, and (b) in respect of Sino Gold, any effect that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Sino Gold or its subsidiaries, taken as a whole, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Sino Gold or its subsidiaries, taken as a whole;

"**material fact**" shall have the meaning ascribed thereto under the Securities Act;

"**Maximum Number of Permitted Elected Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**Minimum Tender Condition**" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer";

"**Net Proceeds**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**NI 43-101**" means National Instrument 43-101 - *Standards of Disclosure for Mineral Properties*, as it may be amended or replaced;

"**nominee**" means a registered broker or dealer, financial institution or other intermediary that holds securities on behalf of a Person who is the beneficial holder of the securities;

"**Non-Convertible Debentures**" has the meaning ascribed thereto in Section 2 of the Circular, "Golden China";

"**Non-Resident Shareholder**" has the meaning ascribed thereto in Section 15 of the Circular "Certain Canadian Federal Income Tax Considerations";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery provided by the Offeror to registered holders of the Golden China Shares, for use in connection with the Offer (printed on green paper) , as it may be amended;

"**NSW**" means the state of New South Wales in Australia;

"**Offer**" means the offer to purchase all of the outstanding Golden China Shares made hereby to Shareholders (as it may be amended);

"**Offer Documents**" means, the take-over bid circular, letter of transmittal, notice of guaranteed delivery and other documents to be prepared by the Offeror for delivery to the securityholders of Golden China in respect of the Offer as required by applicable securities Laws;

"**Offer Period**" means the period commencing on the date of the Offer and ending at the Expiry Time;

"**Offered Consideration**" means the consideration to be paid by the Offeror for the Purchased Shares;

"**Offeror**" means Sino Gold Mining (Canada) Ltd., a corporation incorporated under the *Business Corporations Act* (British Columbia) and a wholly-owned subsidiary of Sino Gold;

"**Offeror's Directors**" means those individuals who are directors of the Offeror from time to time;

"**Offeror's Notice**" has the meaning set forth in Section 13 of the Circular, "Second Step Transactions";

"**Options**" has the meaning ascribed thereto in Section 2 of the Circular, "Golden China";

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501 - *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, as it may be amended or replaced;

"**Outside Date**" means December 31, 2007 or such later date as may be mutually agreed by Sino Gold and Golden China;

"**Person**" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Entity, syndicate, or other entity, whether or not having legal status;

"**PRC**" means the People's Republic of China;

"**Private Placement**" has the meaning ascribed thereto in Section 3 of the Circular, "Background to the Offer";

"**Proposed Amendments**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Purchased Shares**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"**Regulation Q-27**" means Regulation Q-27 of the AMF;

"**Regulatory Approvals**" means (i) orders of each of the Canadian Securities Regulatory Authorities, as applicable, deeming Sino Gold to be a reporting issuer and/or obtaining "first trade" relief for the Sino Gold Shares issuable under the Offer; and (ii) the ASX not rejecting Sino Gold's application for official quotation of the Sino Gold Shares issued under the Offer;

"**Resident Shareholder**" has the meaning ascribed thereto in Section 15 of the Circular "Certain Canadian Federal Income Tax Considerations";

"**RMB**" means renminbi, the currency of the PRC;

"**SEC**" means U.S. Securities and Exchange Commission;

"**Securities Act**" means the *Securities Act* (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Expiry Time;

"**Securities Regulatory Authority**" means all applicable securities regulatory authorities, including (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada and (ii) all applicable federal and state securities regulatory authorities in Australia, Hong Kong and the United States including, without limitation, the ASIC, HKSFC, the United States Securities and Exchange Commission, in each case having or claiming jurisdiction over the Offeror, Sino Gold and/or Golden China, as applicable, (iii) the TSX; (iv) the ASX and (v) the HKSE;

"**Selling Agent**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**Selling Broker**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections";

"**Shareholders**" means the registered or beneficial holders of the issued and outstanding Golden China Shares, as the context requires, and "**Shareholder**" means any one of them;

"**Sino Gold**" means Sino Gold Mining Limited ABN 42 093 518 579;

"**Sino Gold Shareholders**" means the registered or beneficial holders of the issued and outstanding Sino Gold Shares, as the context requires;

"**Sino Gold Shares**" means ordinary shares of Sino Gold;

"**Soliciting Dealer**" has the meaning set forth in Section 21 of the Circular, "Soliciting Brokers";

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 13 of the Circular, "Second Step Transactions";

"**subsidiary**" shall mean a "subsidiary" within the meaning of NI 45-106 under the Securities Act;

"**Superior Proposal**" means a bona fide written Acquisition Proposal that was not solicited after the date of the Letter Agreement and that in the good faith determination of the board of directors of Golden China, after consultation with its financial advisors and with outside counsel (i) is reasonably capable of being completed, and (ii) would, if consummated in accordance with its terms, result in a transaction more favourable to the Shareholders from a financial point of view than the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"**taxable capital gain**" has the meaning ascribed thereto in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**US$**" means United States dollars;

"**Warrants**" has the meaning ascribed thereto in Section 2 of the Circular, "Golden China"; and

"**White Mountain Project**" means one of Sino Gold's projects located in Jilin Province in which Sino Gold holds a 95% interest through its wholly-owned subsidiary, SG BMZ.

QUESTIONS AND ANSWERS

The following list of Questions and Answers is intended to address some of the key aspects of the Offer. This section is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in these Questions and Answers, where not otherwise defined in this section are defined in the Offer and Circular. See "Definitions".

1. WHO IS MAKING THE OFFER?

The Offer is being made by Sino Gold Mining (Canada) Ltd., a corporation incorporated pursuant to the *Business Corporations Act* (British Columbia) and a wholly-owned subsidiary of Sino Gold Mining Limited ABN 42 093 518 579 ("Sino Gold"). Sino Gold is a public company incorporated in New South Wales, Australia and listed on the ASX and the HKSE. Sino Gold's head office is located in Sydney, Australia.

Sino Gold explores, evaluates, develops and operates gold mines in the PRC through cooperative joint venture ("CJV") companies, each of which is formed by a subsidiary of Sino Gold and a local PRC partner. Sino Gold's predecessor (from which Sino Gold's business was spun-off) was one of the first foreign companies to operate a gold mine in the PRC. Sino Gold currently owns 82% of Jinfeng Gold Mine in Guizhou Province and 95% of White Mountain Project in Jilin Province. In 1996, Sino Gold's predecessor initiated the development of the Jianchaling Gold Mine in Shaanxi Province and the Jianchaling Gold Mine was successfully operated until its divestment in September 2006.

As at October 19, 2007, Sino Gold had a market capitalization of approximately A$1.50 billion (approximately C$1.29 billion, based on the Bank of Canada noon exchange rate on October 19, 2007). Its total assets as at June 30, 2007 were approximately A$461 million (approximately C$416.2 million based on the Bank of Canada noon exchange rate on June 30, 2007).

Further information related to Sino Gold is set forth in Schedule "B", "Information Concerning Sino Gold Mining Limited".

2. WHAT WILL I RECEIVE FOR MY TENDERED GOLDEN CHINA SHARES UNDER THE OFFER? WHAT PREMIUM DOES THAT REPRESENT?

Under the Offer, you will receive Sino Gold Shares for your tendered Golden China Shares on the basis of 0.2222 of a Sino Gold Share for each Golden China Share, subject to adjustment as provided herein. For instance, if you deposit 10,000 Golden China Shares, you would receive 2222 Sino Gold Shares under the Offer. The Exchange Ratio represents a premium of approximately 49% over the closing price of the Golden China Shares on the TSX on August 10, 2007, the last trading day prior to the announcement of the Offer (based on the Sino Gold Share price on August 10, 2007 and the Bank of Canada noon exchange rate on August 10, 2007) and a premium of approximately 20% over the volume weighted average trading price of the Golden China Shares on the Toronto Stock Exchange for the 30 trading days ended October 19, 2007 (based on the Sino Gold Share price on October 19, 2007 and the Bank of Canada noon exchange rate on October 19, 2007). You are urged to obtain current quotes for the Sino Gold Shares, Golden China Shares and the applicable currency exchange rates.

3. IF I TENDER MY GOLDEN CHINA SHARES TO THE OFFER, CAN I RECEIVE CASH INSTEAD OF SINO GOLD SHARES?

As more particularly set out in Section 3 of the Offer, "Manner of Acceptance", you may make an election to have the Sino Gold Shares which you would otherwise receive pursuant to the Offer issued on your behalf to a trustee or selling agent appointed by the Offeror who will seek to arrange for the sale of your Elected Sino Gold Shares on your behalf and pay you the net proceeds of such sale, less a 4.4% brokerage commission (including GST in Australia) to be paid by you to the broker engaged by the trustee or selling agent to sell your Sino Gold Shares and any applicable taxes, withholdings, deductions, fees and expenses. If you make such an election, you can choose to receive such net proceeds in Canadian dollars (based on the Canadian dollar/Australian dollar exchange rate available to the broker) or in Australian dollars, unless you are making such election in respect of CDIs, in which case you will automatically receive such net proceeds in Australian dollars. If you make such an election and do not specify a currency, you will automatically receive such net proceeds in Australian dollars.

There is no guarantee that the Selling Broker will be able to sell all of the Sino Gold Shares in respect of which elections are made. In the event that the Selling Broker is unable to sell any or all Sino Gold Shares in which elections are made, a pro rata number of your elected Sino Gold Shares (rounded up to the next whole Sino Gold Share) are expected to be sold through the Selling Broker, based on the total number of Sino Gold Shares in respect of which elections are received, and you will receive a pro rata amount of the net proceeds in cash and the balance of your consideration in Sino Gold Shares.

In addition, the Offeror has set a maximum of 5,620,000 Sino Gold Shares in respect of which such elections may be made. If elections are made in excess of this number then, unless the Offeror, in its discretion, waives or increases the maximum, a *pro rata* number of elected Sino Gold Shares will be sought to be sold (rounded up to the next whole Sino Gold Share) and electing Shareholders will receive a *pro rata* amount of the total net proceeds in cash, and will receive the balance of their consideration in Sino Gold Shares. No assurance is given that any or all Sino Gold Shares in respect of which elections are made can be sold, and any unsold elected Sino Gold Shares shall be returned to the applicable electing Shareholders. Neither the Offeror nor Sino Gold assumes any liability whatsoever in connection with any Elections, including the sales of the Sino Gold Shares through the Selling Broker, the exchange of any funds from Australian dollars to Canadian dollars, as applicable, any pro rating and the payment of the Net Proceeds and/or the balance of the consideration to a Selling Shareholder.

See Section 3 of the Offer, "Manner of Acceptance" for further details including instructions for how to make such an election.

4. WHAT ARE THE OTHER BENEFITS OF THE OFFER?

In addition to a significant premium for your Golden China Shares (based on the current trading price and the current exchange rate), by tendering to the Offer you will receive shares in a company with a successful track record for developing gold mines in China and enhancing shareholder value. You are expected to benefit from greater depth in management, strength in Sino Gold's balance sheet and cash position and greater access to financing for development projects. This is expected to result in a stronger competitive position and greater opportunities for growth. The larger scope and scale of Sino Gold's operations are expected to also mean enhanced cost-savings by taking advantage of the potential synergies inherent in integrating Golden China's operations with Sino Gold such as reduced costs of compliance with applicable laws and regulations. Shareholders should also benefit from improved liquidity by holding Sino Gold Shares, which are listed on both the Australian Securities Exchange and the Hong Kong Stock Exchange. Finally, the board of directors of Golden China has received a fairness opinion from Genuity Capital Markets that the Offer consideration is fair from a financial point of view to Shareholders other than Sino Gold and unanimously supports the Offer.

5. HOW DO I TENDER MY GOLDEN CHINA SHARES TO THE OFFER?

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Golden China Shares and all other required documents, with Computershare Investor Services Inc. (the "Depositary") at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance", using the accompanying Notice of Guaranteed Delivery (printed on green paper). Any registered Shareholder in Australia should contact the Information Agent in Sydney, Australia for further information.

Beneficial Shareholders (but not CDI Holders) may accept the Offer by following the instructions provided by CDS Participants. CDS and DTC are expected to advise participating brokers that beneficial Shareholders who wish to accept the Offer will need to "certificate" their position by requesting that a Golden China Share certificate be issued in the name of the broker or beneficial holder and be tendered manually by properly executing the Letter of Transmittal (printed on yellow paper) (including signature guarantee if required), and all other required documents which must be received by the Depositary, at its office in the city of Toronto at or prior to the Expiry Time. See Section 3 of the Offer, "Manner of Acceptance".

Prior to the CDI Expiry Time, CDI Holders may only accept the Offer through the CDI Nominee. If CDI Holders hold CDIs through: (i) an Issuer Sponsored Holding, CDI Holders should complete the CDI Acceptance Form accompanying this Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, CDI Holders should contact their Controlling Participant (normally their stockbroker) with instructions to accept the Offer, or complete the CDI Acceptance Form and return it to the address noted on the form. Alternatively, if CDI Holders are Australian Broker Participants or Australian Non-Broker Participants, CDI Holders should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In each of the above cases, acceptance must be received on or prior to the CDI Expiry Time. The CDI Nominee is expected to complete the Letter of Transmittal evidencing the deposit of Golden China Shares which are in the form of CDIs. CDI Holders who continue to hold CDIs at the CDI Expiry Time will become the legal holders of the underlying Golden China Shares. In order to transfer the underlying Golden China Shares, they would need to comply with the procedures set out in this document, and they should contact their brokers or the CDI Nominee for further information.

6. HOW WILL THE SINO GOLD SHARES BE ISSUED?

The Sino Gold Shares to be issued under the Offer will be in uncertificated form. Depositing Shareholders whose Sino Gold Shares to be issued under the Offer are to be managed by a broker will have their holdings recorded on the Clearing House Electronic Subregister System subregister. All other Depositing Shareholders will have their Sino Gold Shares to be issued under the Offer recorded on the issuer sponsored subregister operated for Sino Gold through its share registry. Where Sino Gold Shares are to be issued on the issuer sponsored subregister, holders will be sent a notice advising them of their Security Holder Reference Number (SRN) and the opening balance of their holding.

Moreover, fractional Sino Gold Shares will not be issued. Instead, the number of Sino Gold Shares to be issued to each registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Golden China Shares deposited by a registered Shareholder will be aggregated.

7. WHAT ARE THE CONDITIONS TO THE OFFER?

The Offer is conditional upon a number of things that are described in Section 4 of the Offer, "Conditions of the Offer". You are advised to consider the conditions described there, but the key conditions, which, subject to applicable Canadian securities Laws and the terms of the Support Agreement, may be varied and/or waived by the Offeror, include the following:

(a) not less than 90% (on a fully diluted basis) of the outstanding Golden China Shares, directly or indirectly, other than Golden China Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror (as such terms are defined in the CBCA), are tendered under the Offer and not withdrawn at the expiration of the Offer (the "Minimum Tender Condition");

(b) the Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and

(c) all regulatory approvals (including, without limitation, those of the HKSE to list Sino Gold Shares to be issued pursuant to the Offer (see Section 12 of the Circular, "Regulatory Considerations")) required by law to complete the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably.

8. WHEN WILL THE OFFER BE COMPLETED?

The Offer will be open for at least 35 days, and will be completed only if all of the conditions of the Offer have been satisfied, amended and/or waived by the Offeror. In certain circumstances, the Offer may also be amended and/or extended or it may be terminated.

9. WHAT HAPPENS IF I DO NOT TENDER MY GOLDEN CHINA SHARES TO THE OFFER BUT MORE THAN NINETY PERCENT OF THE GOLDEN CHINA SHARES ARE TENDERED?

As explained in Section 13 of the Circular, "Second Step Transactions", if such right is available, the Offeror currently intends to complete a compulsory acquisition pursuant to section 206 of the CBCA by acquiring the remaining Golden China Shares on the same terms as under the Offer.

If the statutory right of compulsory acquisition is not available or the Offeror elects not to pursue such right, Sino Gold has covenanted in the Support Agreement to use all commercially reasonable efforts to complete an amalgamation, plan of arrangement, amendment to articles, capital reorganization, share consolidation or other transaction involving Golden China and the Offeror and/or one or more affiliates of the Offeror (a "Subsequent Acquisition Transaction") for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Golden China Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by the Offeror) at the same consideration per Golden China Share paid by the Offeror under the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of the Golden China Shares acquired pursuant to the Offer.

10. WILL GOLDEN CHINA SHARES STILL BE LISTED ON THE TORONTO STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES EXCHANGE IF THE OFFER IS SUCCESSFUL?

If the Offer is successful, and any of the transactions described in Section 13 of the Circular, "Second Step Transactions" are completed, the Golden China Shares are expected to be de-listed from the Toronto Stock Exchange at or shortly after completion of such transaction and from the Australian Securities Exchange at the CDI Expiry Time

11. HOW WILL MY GOLDEN CHINA SHARES BE TREATED FOR CANADIAN TAX PURPOSES UNDER THE OFFER?

Certain Canadian Federal Income Tax Considerations

Residents of Canada

A Shareholder who is resident in Canada, who deals at arm's length with the Offeror, who holds the Golden China Shares as capital property, is not affiliated with the Offeror or Golden China and who disposes of Golden China Shares under the Offer will realize a capital gain (or capital loss) equal to the amount by which the fair market value at the date of the disposition of the Sino Gold Shares received in exchange for the Golden China Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the Golden China Share. The Shareholder's cost of a Sino Gold Share received in exchange for Golden China Shares will be equal to the fair market value of such Sino Gold Share at the time of the exchange. A Shareholder who elects to have the Sino Gold Shares acquired under the Offer issued on their behalf to a trustee or selling agent who will, as agent, arrange for the sale of such Sino Gold Shares on such Shareholder's behalf will realize a capital gain (or capital loss) on any such sale equal to the amount by which the proceeds of disposition on such sale, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of the Sino Gold Shares immediately before the disposition.

Non-Residents of Canada

Generally, a Shareholder that is not resident in Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of a Golden China Share or a Sino Gold Share, unless such Golden China Share or Sino Gold Share, as the case may be, constitutes "taxable Canadian property" (as defined in the Tax Act) to such Shareholder and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is only a brief summary of Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders are urged to consult Canadian tax advisors to determine the particular Canadian tax consequences to them of a disposition of Golden China Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Golden China Shares pursuant to any Subsequent Acquisition Transaction.

12. HOW WILL MY GOLDEN CHINA SHARES BE TREATED FOR AUSTRALIAN TAX PURPOSES UNDER THE OFFER?

Certain Australian Income Tax Considerations

A non-resident of Australia holding shares on capital account will only be subject to Australian capital gains tax ("CGT") on disposal of their shares (or another CGT event occurring in relation to their shares) if the shares are an "indirect Australian real property interest". In general terms the Golden China Shares (or the CDIs) will be treated as an "indirect Australian real property interest" if:

(a) the non-resident shareholder (together with associates) holds an interest of 10% or more in a company; and

(b) more than 50% of the value of the company's assets is attributable to "taxable Australian real property" (namely, real property situated in Australia or mining, quarrying or prospecting rights in Australia).

It is not considered that more than 50% of the value of the assets of Golden China are attributable to "taxable Australian real property" and, therefore, the Golden China Shares and the CDIs should not be treated as an "indirect Australian real property interest". Accordingly, Australian CGT should not apply on disposal of the Golden China Shares (or CDIs) (or other CGT event occurring in relation to the Golden China Shares or CDIs) by a non-resident of Australia.

The foregoing is only a brief summary of certain Australian capital gains tax consequences and is qualified by the description of Australian tax considerations under Section 16 of the Circular, "Certain Australian Income Tax Considerations". Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Golden China Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Golden China Shares pursuant to any Subsequent Acquisition Transaction.

13. WHO CAN I CONTACT IF I HAVE QUESTIONS?

Should you have any questions about the offer, please contact the Information Agents for the offer, Georgeson Shareholder Communications Canada Inc., toll free at 1-888-605-7644 in North America, or Georgeson Shareholder Communications Australia Pty Ltd. at 61 3 9415 4682 (for International CDI holders, excluding North American holders) or 1-800-339-135 (Free call for holders of CDIs in Australia). You may also contact your investment dealer, broker, bank manager, accountant, lawyer or professional advisor for assistance.

14. WHAT ELSE DO I NEED TO DO NOW?

You are urged to carefully review this Offer and Circular, and to seek advice from your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. If you wish to accept the Offer, you should tender your Golden China Shares to the Offer.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Offer and Circular. See "Definitions". The information concerning Golden China contained herein and in the Offer and Circular is based upon publicly available documents or records of Golden China on file with Securities Regulatory Authorities and other public sources at the time of the Offer and has not been independently verified by the Offeror.

1. THE OFFER

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the outstanding Golden China Shares, including the Golden China Shares which become outstanding during the Offer Period, on the basis of 0.2222 of a Sino Gold Share for each Golden China Share, subject to adjustment as provided herein.

The Offer is only made for the Golden China Shares and is not made for any Convertible Securities of Golden China. Any holder of Convertible Securities or other rights to acquire Golden China Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof, exercise, convert or exchange such Convertible Securities in order to obtain certificates representing the Golden China Shares that may be deposited in accordance with the terms of the Offer.

The obligation of the Offeror to take up and pay for the Golden China Shares pursuant to the Offer is subject to certain conditions which, subject to applicable Canadian securities Laws and the Support Agreement, may be varied and/or waived by the Offeror. See Section 4 of the Offer, "Conditions of the Offer". The accompanying Circular is incorporated by reference in and forms part of the Offer. See Section 1 of the Offer, "The Offer".

2. THE OFFEROR AND SINO GOLD

The Offeror was incorporated under the laws of British Columbia on October 2, 2007 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. The Offeror is a wholly-owned subsidiary of Sino Gold.

Sino Gold is a public company incorporated in New South Wales, Australia and listed on the ASX and the HKSE. The head office of Sino Gold is located in Sydney, Australia.

Sino Gold explores, evaluates, develops and operates gold mines in the PRC through cooperative joint venture ("CJV") companies, each of which is formed by a subsidiary of Sino Gold and a local PRC partner. Sino Gold currently owns 82% of the Jinfeng Gold Mine in Guizhou Province and 95% of the White Mountain Project in Jilin Province.

See Section 1 of the Circular, "The Offeror and Sino Gold".

3. GOLDEN CHINA

Golden China is a Toronto-based mining company principally engaged in a mix of exploration and development and processing in China. Golden China also has a substantial ownership interest in the Gold Ridge Mine in the Solomon Islands through its approximately 19.3% equity holding in Australian Solomons Gold Limited (TSX: ASG).

See Section 2 of the Circular, "Golden China".

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR GOLDEN CHINA

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Golden China Shares. If the Offeror takes up and pays for the Golden China Shares validly deposited under the Offer, the Offeror currently intends to acquire any Golden China Shares not deposited under the Offer through a Compulsory Acquisition, or to propose a Subsequent Acquisition Transaction, in each case for the same consideration per Golden China Share paid by the Offeror under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Golden China Shares acquired by the Offeror pursuant to the Offer. Although Sino Gold has covenanted under the Support Agreement to use reasonable commercial efforts to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of the inability or delays in the Offeror's ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Golden China, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein.

See Section 3 of the Offer, "Manner of Acceptance", Section 13 of the Circular, "Second Step Transactions" and Section 4 of the Circular, "Purpose of the Offer and the Offeror's Plans for Golden China".

5. EXPECTED BENEFITS OF AND REASONS TO ACCEPT THE OFFER

If the Offer and the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, are successful, they will result in, among other things, the integration where appropriate of the businesses carried on by Sino Gold and its subsidiaries and by Golden China and its subsidiaries. The Offer has the unanimous support of the board of directors of Golden China which has received a fairness opinion from its financial advisor, Genuity Capital Markets, that the Offer consideration is fair from a financial point of view to Shareholders other than Sino Gold. In addition, management of Sino Gold expects the following benefits from the integration of Golden China and Sino Gold:

- *A significant premium.* The Exchange Ratio under the Offer represented a premium of approximately 49% over the closing price of the Golden China Shares on the Toronto Stock Exchange on August 10, 2007, the last trading day prior to the announcement of the proposed Offer (based on the Sino Gold Share price on August 10, 2007 and the Bank of Canada noon exchange rate on August 10, 2007), and a premium of approximately 20% over the volume weighted average trading price of the Golden China Shares on the Toronto Stock Exchange for the 30 trading days ended October 19, 2007 (based on the Sino Gold Share price on October 19, 2007 and the Bank of Canada noon exchange rate on October 19, 2007). Shareholders are urged to obtain current quotes for the Sino Gold Shares, the Golden China Shares and the applicable currency exchange rates.

- *A larger, stronger mining company.* Sino Gold has a successful track record for developing gold mines in China and enhancing shareholder value and Shareholders are expected to benefit from, among other things, greater depth in management and technical expertise, stronger balance sheet and cash position and greater access to financing for development projects.

- *Enhanced Liquidity.* Shareholders should also benefit from improved liquidity by holding Sino Gold Shares, which are listed on both the Australian Securities Exchange and the Hong Kong Stock Exchange. Shareholders may also elect to have the Sino Gold Shares which they would receive pursuant to the Offer issued on their behalf to a trustee or selling agent who will seek to arrange for the sale of such Sino Gold Shares on their behalf and pay them the net proceeds of such sale.

See Section 5 of the Circular, "Expected Benefits of and Reasons to Accept the Offer" and the Directors' Circular.

6. FINANCIAL INFORMATION

Shareholders should refer to the financial information contained in Schedule "A" to the Offer and Circular, "Financial Information".

7. TIME FOR ACCEPTANCE

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently 11:59 p.m. (Vancouver, Canada time) on November 29, 2007 / 6:59 p.m. (Sydney, Australia time) on November 30, 2007. The Offer may be extended by the Offeror. See Section 2 of the Offer, "Time for Acceptance" and Section 5 of the Offer, "Extension, Variation or Change in the Offer".

8. MANNER OF ACCEPTANCE

Registered Shareholders

The Offer may be accepted by registered Shareholders by delivering to the Depositary at its office listed in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a) certificate(s) representing the Golden China Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

If a Shareholder (but not a CDI Holder) wishes to deposit the Golden China Shares pursuant to the Offer and (a) the certificate(s) representing the Golden China Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Golden China Shares nevertheless may be deposited validly under the Offer provided the Shareholder follows the procedure for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Beneficial Shareholders

Beneficial Shareholders (but not CDI Holders) may accept the Offer by following the procedures provided by their brokers. CDS and DTC are expected to advise participating brokers that beneficial Shareholders who wish to accept the Offer will need to "certificate" their position by requesting that a Golden China Share certificate be issued in the name of the broker or beneficial holder and be tendered manually by properly executing the Letter of Transmittal (printed on yellow paper) (including signature guarantee if required), and all other required documents which must be received by the Depositary, at its office in the city of Toronto at or prior to the Expiry Time. See Section 3 of the Offer, "Manner of Acceptance".

CDI Holders

Prior to the CDI Expiry Time, CDI Holders may only accept the Offer through the CDI Nominee. If CDIs are held through: (i) an Issuer Sponsored Holding, the CDI Acceptance Form accompanying this Offer and Circular should be completed and returned to the address noted on the form; (ii) a CHESS Holding, CDI Holders should contact their Controlling Participant (normally their stockbroker) with instructions to accept the Offer, or complete the CDI Acceptance Form and return it to the address noted on the form. Alternatively, if they are Australian Broker Participants or Australian Non-Broker Participants, CDI Holders should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In each of the above cases, acceptance must be received on or prior to the CDI Expiry Time. The CDI Nominee is expected to complete the Letter of Transmittal evidencing the deposit of Golden China Shares which are in the form of CDIs. See Section 3 of the Offer, "Manner of Acceptance".

9. CONDITIONS TO THE OFFER

The Offeror will have the right to withdraw or terminate the Offer (or amend the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Golden China Shares deposited under the Offer, unless all of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer" are satisfied or waived by the Offeror at or prior to the Expiry Time. These conditions, amongst others, include:

(a) not less than 90% (on a fully diluted basis) of the outstanding Golden China Shares, directly or indirectly, other than Golden China Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror (as such terms are defined in the CBCA), are tendered under the Offer and not withdrawn at the Expiry Time (the "**Minimum Tender Condition**");

(b) the Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and

(c) all regulatory approvals (including, without limitation, those of the HKSE to list Sino Gold Shares to be issued pursuant to the Offer (see Section 12 of the Circular, "Regulatory Considerations") and those required by any securities regulatory and other governmental authorities) required by law to complete the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably.

See Section 4 of the Offer, "Conditions of the Offer".

10. TAKE UP OF AND PAYMENT FOR DEPOSITED GOLDEN CHINA SHARES

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for the Golden China Shares duly and validly deposited pursuant to the Offer in accordance with the terms hereof and not validly withdrawn within 10 days after the Expiry Time. Any Golden China Shares taken up will be required to be paid for as soon as possible, and in any event not later than three Canadian business days after they are taken up. Any Golden China Shares deposited pursuant to the Offer after the first date on which the Golden China Shares have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit.

See Section 6 of the Offer, "Take up of and Payment for Deposited Golden China Shares".

11. SECOND STEP TRANSACTIONS

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders of not less than 90% of the outstanding Golden China Shares as at the Expiry Time, excluding those Golden China Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the CBCA), if any, on the date of the Offer, the Offeror may acquire (a "Compulsory Acquisition") the remainder of the Golden China Shares from those Shareholders who have not accepted the Offer on the same terms as such Golden China Shares were acquired under the Offer, pursuant to the provisions of Section 206 of the CBCA. See Section 13 of the Circular, "Second Step Transactions".

Subsequent Acquisition Transaction

If the foregoing statutory right of Compulsory Acquisition is not available or the Offeror elects not to pursue such right, Sino Gold has covenanted in the Support Agreement to use all commercially reasonable efforts to complete an amalgamation, plan of arrangement, amendment to articles, capital reorganization, share consolidation or other transaction involving Golden China and the Offeror and/or one or more affiliates of the Offeror (a "Subsequent Acquisition Transaction") for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Golden China Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by the Offeror) at the same consideration per Golden China Share paid by the Offeror under the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of the Golden China Shares acquired pursuant to the Offer. See Section 13 of the Circular, "Second Step Transactions".

Other Alternatives

If the Offeror is unable or decides not to effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Golden China Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Golden China, or taking no action to acquire additional Golden China Shares. See Section 13 of the Circular, "Second Step Transactions".

12. REGULATORY MATTERS, ETC.

The Offer will not be subject to pre-merger notification under the *Competition Act* (Canada) or review under the *Investment Canada Act.*

The distribution of the Sino Gold Shares and other securities to be issued in connection with the Offer (including in connection with any compulsory acquisition or subsequent acquisition transaction) is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities Laws. The Offeror has received exemptive relief from the applicable Canadian Securities Regulatory Authorities to the effect that the Sino Gold Shares and other securities to be received in connection with the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction), and the underlying Sino Gold Shares issued pursuant to such securities, may be resold without a prospectus, provided that such trade is made through an exchange, or a market, outside of Canada and that such trade is not a control distribution (as defined in applicable Canadian securities Laws). Such resale of Sino Gold Shares and other securities remains subject to dealer registration requirements in accordance with applicable Canadian securities Laws.

See Section 12 of the Circular, "Regulatory Considerations".

13. CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Residents of Canada

A Shareholder who is resident in Canada, who deals at arm's length with the Offeror, who holds the Golden China Shares as capital property, is not affiliated with the Offeror or Golden China and who disposes of Golden China Shares under the Offer will realize a capital gain (or capital loss) equal to the amount by which the fair market value at the date of the disposition of the Sino Gold Shares received in exchange for the Golden China Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the Golden China Share. The Shareholder's cost of a Sino Gold Share received in exchange for Golden China Shares will be equal to the fair market value of such Sino Gold Share at the time of the exchange. A Shareholder who elects to have the Sino Gold Shares acquired under the Offer issued on their behalf to a trustee or selling agent who will, as agent, arrange for the sale of such Sino Gold Shares on such Shareholder's behalf will realize a capital gain (or capital loss) on any such sale equal to the amount by which the proceeds of disposition on such sale, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of the Sino Gold Shares immediately before the disposition.

Non-Residents of Canada

Generally, a Shareholder that is not resident in Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of a Golden China Share or a Sino Gold Share, unless such Golden China Share or Sino Gold Share, as the case may be, constitutes "taxable Canadian property" (as defined in the Tax Act) to such Shareholder and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is only a brief summary of Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders are urged to consult Canadian tax advisors to determine the

particular Canadian tax consequences to them of a disposition of Golden China Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Golden China Shares pursuant to any Subsequent Acquisition Transaction.

14. CERTAIN AUSTRALIAN INCOME TAX CONSIDERATIONS

A non-resident of Australia holding shares on capital account will only be subject to Australian capital gains tax ("CGT") on disposal of their shares (or another CGT event occurring in relation to their shares) if the shares are an "indirect Australian real property interest". In general terms the Golden China Shares or the CDIs or the Sino Gold Shares acquired by a Shareholder in respect of the Offer will be treated as an "indirect Australian real property interest" if:

(a) the non-resident shareholder (together with associates) holds an interest of 10% or more in a company; and

(b) more than 50% of the value of the company's assets is attributable to "taxable Australian real property" (namely, real property situated in Australia or mining, quarrying or prospecting rights in Australia).

It is not considered that more than 50% of the value of the assets of Golden China are attributable to "taxable Australian real property" and, therefore, the Golden China Shares and the CDIs should not be treated as an "indirect Australian real property interest". Accordingly, Australian CGT should not apply on disposal of the Golden China Shares (or CDIs) (or other CGT event occurring in relation to the Golden China Shares or CDIs) by a non-resident of Australia.

The foregoing is only a brief summary of certain Australian capital gains tax consequences and is qualified by the description of Australian tax considerations under Section 16 of the Circular, "Certain Australian Income Tax Considerations". Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Golden China Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Golden China Shares pursuant to any Subsequent Acquisition Transaction.

15. DEPOSITARIES AND INFORMATION AGENTS

Computershare Investor Services Inc. (in respect of Golden China Shares only) and Computershare Investor Services Pty Limited (for CDIs only) have been retained as the Depositaries, and Georgeson Shareholder Communications Canada Inc. (in North America) and Georgeson Shareholder Communications Pty Ltd. (Australia and internationally (except North America)) have been retained as the Information Agents, for the Offer. The Depositaries and Information Agents may contact Shareholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of the Golden China Shares.

See Section 20 of the Circular, "Depositaries and Information Agents".

16. SOLICITING BROKERS

Investment dealers, investment advisors and/or registered representatives employed by any dealers may, if permitted by applicable securities Laws, solicit acceptances of the Offer (each such Person soliciting acceptances of the Offer is referred to herein as a "Soliciting Dealer"). The Offeror has (subject to the qualifications in the next paragraph) agreed to pay to each Soliciting Dealer a broker handling fee equal to C$0.05 (or A$0.06) (the "Broker Handling Fee") for each such Golden China Share deposited through such Soliciting Dealer and taken up by the Offeror under the Offer.

In addition to the foregoing, the Offeror has also appointed Austock Corporate Finance ("Austock"), an Australian broker, to facilitate the sale of the Elected Sino Gold Shares, as well as to assist the Offeror with the solicitation of major institutional shareholders of Golden China Shares.

See Section 21 of the Circular, "Soliciting Brokers".

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer.

October 24, 2007

TO: THE HOLDERS OF SHARES OF GOLDEN CHINA RESOURCES CORPORATION

1. THE OFFER

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the outstanding Golden China Shares, including the Golden China Shares which become outstanding during the Offer Period, on the basis of 0.2222 of a Sino Gold Share for each Golden China Share, subject to adjustment as provided herein.

The Offer is only made for the Golden China Shares and is not made for any Convertible Securities of Golden China. Any holder of Convertible Securities or other rights to acquire Golden China Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof, exercise, convert or exchange such Convertible Securities in order to obtain certificates representing the Golden China Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Security will have certificate(s) representing the Golden China Shares received on such exercise, conversion or exchange available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery" and Section 8 of the Offer, "Treatment of Convertible Securities".

The obligation of the Offeror to take up and pay for the Golden China Shares pursuant to the Offer is subject to certain conditions which, subject to applicable Canadian securities Laws and the Support Agreement, may be varied and/or waived by the Offeror. See Section 4 of the Offer, "Conditions of the Offer". The accompanying Circular is incorporated by reference in and forms part of the Offer.

2. TIME FOR ACCEPTANCE

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently 11:59 p.m. (Vancouver, Canada time) on November 29, 2007 / 6:59 p.m. (Sydney, Australia time) on November 30, 2007. The Offer may be extended by the Offeror. See Section 5 of the Offer, "Extension, Variation or Change in the Offer".

3. MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by registered Shareholders by delivering to the Depositary at its office listed in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a) certificate(s) representing the Golden China Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the Sino Gold Shares issuable under the Offer are to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution. See Section on "CDI Holders" below.

Acceptance by Beneficial Shareholders

Beneficial Shareholders (but not CDI Holders) may accept the Offer by following the procedures provided by their brokers. CDS and DTC are expected to advise participating brokers that beneficial Shareholders who wish to accept the Offer will need to "certificate" their position by requesting that a Golden China Share certificate be issued in the name of the broker or beneficial holder and be tendered manually by properly executing the Letter of Transmittal (printed on yellow paper) (including signature guarantee if required), and all other required documents which must be received by the Depositary, at its office in the city of Toronto at or prior to the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder (but not a CDI Holder) wishes to deposit the Golden China Shares pursuant to the Offer and (a) the certificate(s) representing the Golden China Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Golden China Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed, is received by the Depositary at its office in the city of Toronto at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Golden China Shares, in proper form for transfer, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in the city of Toronto at or prior to 5:00 p.m. (Toronto, Canada time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto office of the Depositary.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission to the Depositary at its principal office in the City of Toronto and must

include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

CDI Holders

CDIs confer a beneficial ownership in the underlying Golden China Shares. The legal title to the Golden China Shares underlying the CDIs is held by the CDI Nominee. The CDIs are currently quoted on the ASX. If you hold CDIs at the CDI Expiry Time, such remaining CDIs will be cancelled, and you will become the legal holder of the underlying Golden China Shares.

Prior to the CDI Expiry Time, CDI Holders may only accept the Offer through the CDI Nominee. If CDIs are held through: (i) an Issuer Sponsored Holding, the CDI Acceptance Form accompanying this Offer and Circular should be completed and returned to the address noted on the form; (ii) a CHESS Holding, CDI Holders should contact their Controlling Participant (normally their stockbroker) with instructions to accept the Offer, or complete the CDI Acceptance Form and return it to the address noted on the form. Alternatively, if they are Australian Broker Participants or Australian Non-Broker Participants, CDI Holders should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In each of the above cases, acceptance must be received on or prior to the CDI Expiry Time. The CDI Nominee is expected to complete the Letter of Transmittal evidencing the deposit of Golden China Shares which are in the form of CDIs.

CDI Holders who continue to hold CDIs at the CDI Expiry Time will become the legal holders of the underlying Golden China Shares. In order to transfer the underlying Golden China Shares, they would need to comply with the procedures set out in this document, and they should contact their brokers or the CDI Nominee for further information.

CDI Holders are urged to pay attention to any information provided by or on behalf of Golden China, its broker or any of its professional advisers concerning the process for delisting of Golden China as it may change the CDI Expiry Time and therefore the method of acceptance of the Offer. If CDI Holders have accepted the Offer prior to CDI Expiry Time, CDI Holders should make such enquiries as considered reasonable to ensure that acceptance has been received by the Offeror and that the acceptance constitutes valid acceptance under the Offer.

CDI Holders should contact their broker or the CDI Nominee for further information.

The Offer is not regulated by the takeovers provisions in Chapter 6 of the *Corporations Act 2001* (Commonwealth of Australia), but rather pursuant to the applicable requirements of applicable Canadian take-over bid Laws.

General

In all cases, payment for the Golden China Shares deposited and taken up by the Offeror will be made only after timely receipt by (i) the Depositary in Toronto of (a) certificate(s) representing the Golden China Shares, (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Golden China Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (if required) and (c) any other required documents or (ii) the Depositary in Sydney of (a) an executed facsimile thereof, properly completed and duly executed CDI Acceptance Form and (b) any other required documents.

The method of delivery of certificate(s) representing the Golden China Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with confirmation of delivery,

be used, and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will be only effective upon actual receipt by the Depositary.

Shareholders whose Golden China Shares are registered in the name of an investment advisor, broker, bank, trust company, depositary or other nominee should contact such nominee if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Golden China Shares and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Golden China Shares and accompanying documents. There is no duty or obligation on the part of the Offeror, the Depositaries or the Information Agents (or any of their respective directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular and Letter of Acceptance and Transmittal) will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above, including acceptance of tenders of Golden China Shares resulting from the conditional exercise or conversion of Convertible Securities, where available under the terms thereof (as they may be amended).

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to the Golden China Shares being validly withdrawn by or on behalf of a Depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Golden China Shares covered by the Letter of Transmittal delivered to the Depositary (the "Deposited Shares") and in and to all rights and benefits arising from such Golden China Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after August 13, 2007, including any dividends, distributions, payments, rights or other interests on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

The execution of a Letter of Transmittal or the acceptance of the Offer through the CDI Nominee (in the case of Golden China Shares subject to CDIs), irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up the Deposited Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Golden China Shares covered by the Letter of Transmittal or the instructions of acceptance sent to the CDI Nominee, as applicable, with respect to the Golden China Shares registered in the name of the holder on the securities registers maintained by or on behalf of Golden China and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Shares"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after

August 13, 2007, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a) to register or record the transfer or cancellation of Purchased Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Golden China;

(b) for so long as any such Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror (by whom such Golden China Shares are purchased), any instruments of proxy, resolutions, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, and to designate in any such instruments, authorizations, resolutions or consents any person or persons specified by the Offeror as the proxyholder of such Shareholder in respect of such Purchased Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Golden China;

(c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and

(d) to exercise any rights of a Shareholder with respect to such Purchased Shares and such Distributions.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal or by acceptance sent to the CDI Nominee revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the Depositing Shareholder with respect to the Deposited Shares or any Distributions unless the deposited Golden China Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, "Right to Withdrawal of Deposited Shares".

A Shareholder accepting the Offer whose securities are also taken up by the Offeror also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Golden China and not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal or by acceptance sent to the CDI Nominee to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be desirable to complete the sale, assignment and transfer of the Purchased Shares to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder, and that all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and permitted assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the manner set forth herein by Depositing Shareholders, will constitute an agreement between the Depositing Shareholder and the Offeror effective immediately following the time which the Offeror takes up the Golden China Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer, including the representation and warranty that: (i) each Depositing Shareholder signing the Letter of Transmittal or on whose behalf has full power and authority to deposit, sell, assign and transfer the Golden China Shares and any Distributions deposited pursuant to the Offer free and clear of all Encumbrances and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Golden China Shares and any Distributions, (ii) each Depositing Shareholder for whom instructions of acceptance were given to the CDI Nominee owns the CDIs and any distributions deposited pursuant to the Offer free and clear of all Encumbrances and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such CDIs and any Distributions being deposited to any other Person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) if and when such Golden China Shares and any Distributions deposited pursuant to the Offer are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3 including acceptance of tenders of Golden China Shares resulting from the conditional exercise or conversion of Convertible Securities, where available under the terms thereof (as they may be amended).

Cash Sales Elections

Depositing Shareholders may make an election (each an "Electing Shareholder") to have the Sino Gold Shares (an "Election") which they would otherwise receive pursuant to the Offer (the "Elected Sino Gold Shares") issued on their behalf to a trustee or selling agent (the "Selling Agent") appointed by the Offeror, who will seek to arrange for the sale of their Elected Sino Gold Shares through a broker (the "Selling Broker") as execution broker on behalf of the Electing Shareholders. The net proceeds of such sale, less: (a) a 4.4% brokerage commission (including GST in Australia) to be paid by the Electing Shareholder to the Selling Broker for the sale of the Elected Sino Gold Shares; and (b) any applicable withholding and other applicable taxes and deductions (the "Net Proceeds") will be paid to the Electing Shareholder.

An Electing Shareholder will receive their Net Proceeds in Canadian dollars (based on the Canadian dollar/Australian dollar exchange rate available to the Selling Broker), or in Australian dollars, unless such Electing Shareholder is making an Election in respect of CDIs, in which case they will automatically receive their Net Proceeds in Australian dollars. If an Electing Shareholder makes an Election and does not specify a currency, such Electing Shareholder will automatically receive their Net Proceeds in Australian dollars.

There is no guarantee that the Selling Broker will be able to sell all of the Elected Sino Gold Shares. In the event that the Selling Broker is unable to sell any or all Elected Sino Gold Shares, a pro rata number of each Electing Shareholder's Elected Sino Gold Shares (rounded up to the next whole Sino Gold Share) are expected to be sold through the Selling Broker, based on the total number of Sino Gold Shares in respect of which Elections are received, and each Electing Shareholders will receive a pro rata amount of the Net Proceeds in cash and the balance of their consideration in Sino Gold Shares.

In addition, the Offeror has set a maximum of 5,620,000 Sino Gold Shares (the "Maximum Number of Permitted Elected Shares") in respect of which Elections may be made, which maximum may be waived or increased at the sole discretion of the Offeror. In the event that Elections are made for more Sino Gold Shares than the Maximum Number of Permitted Elected Shares, unless the Offeror waives or increases the Maximum Number of Permitted Elected Shares, a pro rata number of each Electing Shareholder's Elected Sino Gold Shares (rounded up to the next whole Sino Gold Share) will be sought to be sold through the Selling Broker, based on the total number of Sino Gold Shares in respect of which Elections are received, and each Electing Shareholders will receive a pro rata amount of their Net Proceeds in cash and will receive the balance of their consideration in Sino Gold Shares. No assurance is given that any or all Elected Sino Gold Shares can be sold, and any unsold Elected Sino Gold Shares shall be returned to the applicable Electing Shareholders.

Neither the Offeror nor Sino Gold assumes any liability whatsoever in connection with any Elections, including the sales of the Sino Gold Shares through the Selling Broker, the exchange of any funds from Australian dollars to Canadian dollars, as applicable, any pro rating and the payment of the Net Proceeds and/or the balance of the consideration to a Selling Shareholder.

How to make a Cash Sale Election

To make an Election, Depositing Shareholders must:

(a) in the case of registered Shareholders, properly complete the section entitled "Cash Sale Election" on page 6 of the Letter of Transmittal (printed on yellow paper);

(b) in the case of beneficial Shareholders, contact their investment dealer, broker, bank manager, accountant, lawyer or other professional advisor for further instructions; or

(c) in the case of Shareholders who hold Golden China Shares in the form of CDIs, contact their brokers or the CDI Nominee for further instructions.

4. CONDITIONS OF THE OFFER

The Offeror will have the right to withdraw or terminate the Offer (or amend the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Golden China Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the time the Offeror propose to accept the Golden China Shares for take up under the Offer:

(a) not less than 90% (on a fully diluted basis) of the outstanding Golden China Shares, directly or indirectly, other than Golden China Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror (as such terms are defined in the CBCA), are tendered under the Offer and not withdrawn at the Expiry Time (the "**Minimum Tender Condition**");

(b) the Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(c) all regulatory approvals (including without limitation those of the HKSE to list Sino Gold Shares to be issued pursuant to the Offer (see Section 12 of the Circular, "Regulatory Considerations") and those required by any securities regulatory and other governmental authorities) required by law to complete the Offer shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(d) ASIC not having issued any interim order or stop order in respect of the Australian Prospectus, and no Governmental Entity having applied for any order in respect of the Australian Prospectus, or given notice of an intention to initiate any proceedings or take any other similar action in respect of the Australian Prospectus;

(e) (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Golden China Shares or the right of the Offeror to own or exercise full rights of ownership of the Golden China Shares, or

(B) which if the Offer was consummated, would reasonably be expected to have a Material Adverse Effect with respect to Golden China or Sino Gold;

provided in either case that, in the judgement of the Offeror, acting reasonably, there is a reasonable risk that the circumstances referred to above would result in the occurrence of any of the consequences referred to in paragraph (A) or (B) and provided further that, in the case of any act, action, suit or proceeding taken by a private person, the Offeror shall not be required to take up and pay for the Golden China Shares under the Offer only if such act, action, suit or proceeding shall have been resolved in favour of such private person as evidenced by an order, ruling or decision by any Governmental Entity having jurisdiction in respect of the Offeror or the Offer;

(f) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for, Golden China Shares deposited under the Offer;

(g) Golden China shall have complied with the Support Agreement in all material respects and the Offeror shall have received a certificate of Golden China addressed to the Offeror and dated the Expiry Time, signed on behalf of Golden China by two of its senior executive officers (on Golden China's behalf and without personal liability), confirming the same as at the Expiry Time;

(h) the Support Agreement shall not have been terminated in accordance with its terms;

(i) the representations and warranties of Golden China in the Support Agreement shall have been true and correct on the date of the Support Agreement in all material respects (and in all respects where subject to a materiality qualification), and the Offeror shall have received a certificate of Golden China addressed to the Offeror and dated the Expiry Time, signed on behalf of Golden China by two of its senior executive officers (on Golden China's behalf and without personal liability), confirming the same as at the Expiry Time;

(j) the representations and warranties of Golden China in the Support Agreement shall be true and correct in all material respects (and in all respects where subject to a materiality qualification) as of the Expiry Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions expressly contemplated by the Support Agreement), and the Offeror shall have received a certificate of Golden China addressed to the Offeror and dated the Expiry Time, signed on behalf of Golden China by two of its senior executive officers (on Golden China's behalf and without personal liability), confirming the same as at the Expiry Time;

(k) a lock-up agreement with each of Peter Secker and Stephen Everett shall be in full force and effect as of the Expiry Time; and

(l) there shall not have occurred (and there shall not have been generally disclosed, if undisclosed generally prior to the date of the Support Agreement and not disclosed to the Offeror in writing prior to the date of the Support Agreement) any Material Adverse Change in respect of Golden China.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (including any action or inaction by the Offeror or any of its subsidiaries) or may be waived by the Offeror in whole or in part at any time and from time to time subject to the Support Agreement, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions will be final and binding on the Offeror and the Shareholders

However, the Offeror has agreed in the Support Agreement that, except with the prior written consent of Golden China, the Offer will not be amended to:

(a) decrease the consideration payable per Golden China Share under the Offer (except as customarily provided under a take-over bid in respect of dividends and distributions);

(b) increase the Minimum Tender Condition or reduce the Minimum Tender Condition to below two thirds of the then outstanding Golden China Shares;

(c) impose additional conditions under the Offer;

(d) decrease the number of Golden China Shares in respect of which the Offer is being made;

(e) change the form of consideration payable under the Offer (other than to increase the total consideration per Golden China Share and/or add additional consideration); or

(f) otherwise amend or vary the Offer or any of the terms and conditions thereof (which for greater certainty does not include the waiver of a condition) in a manner that is materially adverse to the Shareholders.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of this Offer, "Notice and Delivery". If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Golden China Shares deposited under the Offer.

5. EXTENSION, VARIATION OR CHANGE IN THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn or the Offer Period is extended.

Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend or vary the Expiry Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario or in Sydney, Australia. Upon the giving of such notice or other communication extending or varying the Expiry Time, the Expiry Time will be, and will be deemed to be, so extended or varied. The Offeror, as soon as practicable thereafter, will cause the applicable Depositary to provide a copy of the notice, in the manner set forth in Section 10 of this Offer, "Notice and Delivery", to all Shareholders whose Golden China Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositaries, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario or in Sydney, Australia.

Where the terms of the Offer are varied (including if the Offeror waives any condition of the Offer), the Offer Period will not expire before 10 days after notice of the variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or the Securities Regulatory Authorities.

If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Sino Gold Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario or in Sydney, Australia and will cause the applicable Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of this Offer, "Notice and Delivery", to Shareholders whose Shares have not been taken up under the Offer, at the date of the occurrence or change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario or in Sydney, Australia.

Notwithstanding the foregoing, but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all of the Golden China Shares then deposited under the Offer and not validly withdrawn. However, if the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal described herein are applicable, the Offer shall be extended without the Offeror first taking up the Golden China Shares subject to such rights of withdrawal.

During any such extension, or in the event of any variation or change in information, all of the Golden China Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out in Section 7 of this Offer, "Right to Withdraw Deposited Shares". An extension or variation of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out in Section 4 of this Offer, "Conditions of the Offer".

If the consideration being offered for the Golden China Shares under the Offer is increased, the increased consideration will be required to be paid to all Depositing Shareholders whose Golden China Shares are taken up under the Offer, whether or not such Golden China Shares were taken up before the increase.

6. TAKE UP OF AND PAYMENT FOR DEPOSITED GOLDEN CHINA SHARES

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for the Golden China Shares duly and validly deposited pursuant to the Offer in accordance with the terms hereof and not validly withdrawn within 10 days after the Expiry Time. Any Golden China Shares taken up will be required to be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Golden China Shares deposited pursuant to the Offer after the first date on which the Golden China Shares have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment the Golden China Shares validly deposited under the Offer and not validly withdrawn if, as and when the Offeror gives written notice to the Depositaries, at their principal offices in Toronto, Canada and Sydney, Australia, to that effect and as required by applicable Law.

Subject to applicable Laws, the Offeror reserves the right, in its sole discretion, to delay taking up and paying for any Golden China Shares or to terminate the Offer and not take up and pay for any Golden China Shares if any condition specified in Section 4 of this Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror. The Offeror also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for the Golden China Shares in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any Golden China Shares deposited under the Offer unless it simultaneously takes up all of the Golden China Shares then validly deposited under the Offer and not validly withdrawn.

The Sino Gold Shares will be in uncertificated form. Sino Gold, through its share registry, operates an issuer sponsored subregister. In addition, Sino Gold participates in the security transfer system known as the Clearing House Electronic Subregister System ("CHESS"). Shareholders who elect to have their shareholding in Sino Gold managed by a broker will have their holding recorded on the CHESS subregister. All other Shareholders will have their holding in Sino Gold recorded on the issuer sponsored subregister. After the issue of Sino Gold Shares, Shareholders on the issuer sponsored subregister will be sent a notice advising them of their Security Holder Reference No. (SRN) and the opening balance of their holding. Where Sino Gold Shares are to be issued through CHESS, they will be delivered to the account specified by the relevant Shareholder.

Following distribution of the initial holding statements to Shareholders, a holding statement will generally be provided to a Shareholder on the issuer sponsored subregister within 5 Business Days after the end of any subsequent month during which there has been a movement in its shareholding in Sino Gold. Shareholders may also request Sino Gold to provide a statement at other times, although an administration fee may be charged in those circumstances.

The Offeror will pay for the Golden China Shares validly deposited pursuant to the Offer and not validly withdrawn by providing the Offered Consideration by issuing the Sino Gold Shares in the manner described above for transmittal to persons depositing the Golden China Shares under the Offer and (ii) to pay Electing Shareholders the Net Proceeds from the sale of their Elected Sino Gold Shares. Under no circumstances will interest or other amounts accrue or be paid by the Offeror to Depositing Shareholders on the purchase price of such Golden China Shares purchased by the Offeror, regardless of any delay in making such payment. Fractional Sino Gold Shares will not be issued. Instead, the number of Sino Gold Shares to be issued to each registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Golden China Shares deposited by a registered Shareholder will be aggregated.

Unless otherwise directed by the Letter of Transmittal, the Sino Gold Shares will be issued in the name of the registered holder of the Golden China Shares so deposited. Unless the Person depositing the Golden China Shares instructs the Depositary to hold any cheque for pick-up by checking the appropriate box in the Letter of Transmittal, any cheque will be forwarded by mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, any cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of Golden China. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7. RIGHT TO WITHDRAW DEPOSITED SHARES

Except as otherwise provided in this Section 7, all deposits of the Golden China Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Golden China Shares deposited in acceptance of the Offer may be withdrawn on behalf of the Depositing Shareholder:

(a) at any time when the Golden China Shares have not been taken up by the Offeror;

(b) if the Golden China Shares have not been paid for by the Offeror within three Canadian business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Sino Gold Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Golden China Shares where the Expiry Time is not extended for more than 10 days),

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited Golden China Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of the Golden China Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the Depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Golden China Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal (printed on yellow paper) (or Notice of Guaranteed Delivery) accompanying the Golden China Shares which are to be withdrawn; (c) must specify such person's name, the number of the Golden China Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Golden China Shares to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Golden China Shares (or Notice of Guaranteed Delivery in respect thereof).

Any Shareholder holding Golden China Shares in the form of CDIs should contact the CDI Nominee to arrange for appropriate electronic withdrawal instructions.

Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of the Golden China Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

A Shareholder's broker, CDI Nominee or other nominee may set deadlines for the withdrawal of the Golden China Shares deposited to the Offer that are earlier than those specified above. Shareholders should contact their broker, CDI Nominee or other nominee for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositaries, the Information Agents or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Golden China Shares or is unable to take up or pay for the Golden China Shares, then, without prejudice to the Offeror's other rights, the Golden China Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Golden China Shares may not be withdrawn except to the extent that Depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

A withdrawal of the Golden China Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Withdrawals may not be rescinded and any of the Golden China Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, certain provinces of Canada provide securityholders with statutory rights of rescission in certain circumstances. See Section 24 of the Circular, "Offerees' Statutory Rights".

8. TREATMENT OF CONVERTIBLE SECURITIES

The Offer is only made for the Golden China Shares and is not made for any Convertible Securities of Golden China.

Any holder of Convertible Securities or other rights to acquire the Golden China Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof, exercise, convert or exchange such Convertible Securities in order to obtain certificates representing the Golden China Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Security will have certificate(s) representing the Golden China Shares received on such exercise, conversion or exchange available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery".

In connection with the Offer, the following will apply with respect to the outstanding and unexercised Warrants and Options:

(a) The Offeror will propose to each holder of unexercised Options the ability to receive replacement options to acquire Sino Gold Shares, with the number of underlying shares and/or the exercise price adjusted to reflect the Exchange Ratio, such exchange to be conditional on the successful completion of the Offer;

(b) The Offeror will propose to each holder of unexercised Warrants (other than holders of Warrants issued pursuant to the warrant indenture made as of April 27, 2006 between Golden China and Computershare Trust Company of Canada and the warrant indenture made as of May 23, 2007 between Golden China and Computershare Trust Company of Canada (collectively, the "Indentured Warrants")) the ability to receive replacement warrants to acquire Sino Gold Shares, with the number of underlying Sino Gold Shares and/or the exercise price adjusted to reflect the Exchange Ratio, such exchange to be conditional on the successful completion of the Offer; and

(c) With respect to the Indentured Warrants, the Offeror will propose amendments to the terms of the relevant warrant indenture to, among other things, provide each holder of unexercised Indentured Warrants with the ability to receive replacement warrants to acquire Sino Gold Shares, with the number of underlying Sino Gold Shares and/or the exercise price adjusted to reflect the Exchange Ratio, such exchange to be conditional on the successful completion of the Offer. Such proposed amendments will be sought to be effected through an extraordinary resolution of holders of the Indentured Warrants.

In accordance with the foregoing, supplemental materials will be sent to each holder of outstanding Warrants and Options at the appropriate time.

In addition to the foregoing, all Debentures will remain outstanding on their terms, and all holders of outstanding Debentures will be permitted to exercise all of their rights (subject to any subsequent amendments thereto, if any) as holders of Debentures, including any such rights that are triggered as a result of the Offer.

With respect to the Convertible Debentures, the Offeror has agreed to permit Golden China to make a proposal to the holders of the Convertible Debentures (the "Convertible Debentureholders") to, subject to obtaining the required approval from holders of not less than 66 2/3% of the Convertible Debentureholders, permit the conversion of the Convertible Debentures into Golden China Shares, immediately following, and conditional on, the satisfaction or waiver by the Offeror of all conditions to the Offer, such that the Convertible Debentureholders may conditionally tender the Golden China Shares underlying their Convertible Debentures to the Offer. Subject to obtaining the required approval of the Convertible Securityholders, this would be implemented by way of an amendment to the trust indenture made as of May 23, 2007 between Golden China and Computershare Trust Company of Canada (the "Convertible Debentures Trust Indenture").

Convertible Debentureholders should also note that the completion of the Offer will result in a "change of control" for the purposes of section 9 of the Convertible Debentures Trust Indenture, thereby entitling the Convertible Debentureholders to exercise their right to require Golden China to purchase all or a portion of the holder's Convertible Debentures at a price equal to 103% of the principal amount of their Convertible Debentures, together with accrued and unpaid interest.

If any holder of Convertible Securities does not exercise, convert or exchange its Convertible Securities prior to the Expiry Time, or in the case of a holder of Warrants or Options otherwise does not agree to receive replacement warrants or options, as applicable, on the terms described above, such Convertible Securities will remain outstanding following the Expiry Time in accordance with their terms and conditions (as they may be amended from time to time), subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable.

The tax consequences to holders of Convertible Securities of exercising their Convertible Securities or exchanging or replacing their Convertible Securities with other securities, as described above, are not described in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", or in Section 16 of the Circular, "Certain Australian Income Tax Considerations". Holders of Convertible Securities should consult their own tax advisors for advice with respect to the potential income tax consequences to them in connection with the decision to exercise, exchange, or replace or not to exercise, exchange or replace, as the case may be, their Convertible Securities.

9. CHANGES IN CAPITALIZATION; LIENS

If, on or after August 13, 2007, Golden China should divide, combine or otherwise change any of the Golden China Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion, may make such adjustments as it considers appropriate to the Exchange Ratio and the other terms of the Offer (including the type of securities offered to be purchased and/or the Exchange Ratio) to reflect that division, combination or other change.

The Golden China Shares acquired pursuant to the Offer will be transferred by the Shareholders and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after August 13, 2007 on or in respect of the Golden China Shares.

If Golden China should after August 13, 2007 declare or pay any dividends on the Golden China Shares or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Golden China Share that are payable or distributable to Shareholders on a record date that is prior to the time of transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Golden China in respect of the Golden China Shares accepted for purchase pursuant to the Offer, then, without prejudice to the Offeror's Rights under Section 4 of the Offer "Conditions of the Offer", the amount of the dividend, distribution, payment, right or interest relating to Golden China Shares deposited to the Offer by the Depositing Shareholder and not validly withdrawn will be required to be received and held by the Depositing Shareholder for the account of the Offeror in the event it takes up such Golden China Shares. Alternatively, if any such dividend, distribution, payment, right or interest is delivered or paid to any Depositing Shareholder, then, if the Offeror takes up and pays for such Depositing Shareholders' Golden China Shares, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividend, distribution, payment, right or interest from the consideration payable to such Depositing Shareholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Shareholder.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Certain Canadian Federal Income Tax Considerations" in Section 15 of the Circular or under "Certain Australian Income Tax Considerations" in Section 16 of the Circular.

10. NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositaries pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share register maintained by or on behalf of Golden China and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in Ontario. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and ASX for dissemination through their respective facilities or it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse or it is given to the CNW Group for dissemination through its facilities in Canada and is published in The Australian or is given for dissemination through a news wire service in Australia.

The Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Australian Prospectus and accompanying CDI Acceptance Form (if applicable) will be mailed to holders of the Golden China Shares (including CDI Holders) and will be furnished by the Offeror to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Golden China in respect of the Golden China Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of the Golden China Shares where such listings are received.

These security holder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositaries or an address specified on the applicable forms, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary specified in the Letter of Transmittal, or in the Notice of Guaranteed Delivery, as applicable or at the address specified in the CDI Acceptance Form, if applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal, or Notice of Guaranteed Delivery, as applicable.

11. MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal (printed on yellow paper) and the Notice of Guaranteed Delivery, the CDI Acceptance Form, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for the Golden China Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Take up of and Payment for Deposited Golden China Shares", any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the Depositing Shareholder at the appropriate office of the Depositary.

12. ACQUISITION OF GOLDEN CHINA SHARES NOT DEPOSITED UNDER THE OFFER

If such right is available, the Offeror currently intends to proceed with the Compulsory Acquisition of the Golden China Shares, which would result in the acquisition of all of the issued and outstanding the Golden China Shares in exchange for the Sino Gold Shares and the distribution of such Sino Gold Shares to the remaining Shareholders on the basis of 0.2222 of a Sino Gold Share per Golden China Share (subject to adjustment as provided in the Offer and Circular) upon a redemption of their Golden China Shares.

If the statutory right of Compulsory Acquisition is not available or the Offeror elects not to pursue such right, Sino Gold has covenanted in the Support Agreement to use all commercially reasonable efforts to complete an amalgamation, plan of arrangement, amendment to articles, capital reorganization, share consolidation or other transaction involving Golden China and the Offeror and/or one or more affiliates of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Golden China Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by the Offeror) at the same consideration per Golden China Share paid by the Offeror under the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of the Golden China Shares acquired pursuant to the Offer. See Section 13 of the Circular, "Second Step Transactions".

13. MARKET PURCHASES

The Offeror and any Persons affiliated or associated with the Offeror reserve the right to, and may, purchase the Golden China Shares as permitted by Law, including by making purchases through the facilities of the TSX, subject to applicable Law, at any time and from time to time before the Expiry Time. In no event will the Offeror or any Persons affiliated or associated with the Offeror make any such purchases of the Golden China Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of Golden China Shares acquired by the Offeror or any Persons affiliated or associated with the Offeror through the facilities of the TSX during the Offer Period will not exceed 5% of the number of Golden China Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law forthwith after the close of business of the TSX on each day on which any such Golden China Shares have been purchased. Any of the Golden China Shares so purchased will be counted in determining whether the Minimum Tender Condition has been fulfilled.

For the purposes of this Section 13, "the Offeror" includes the Offeror and any Person or company acting jointly or in concert with the Offeror.

The Offeror may, in applicable circumstances, make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of the Golden China Shares taken up under the Offer after the Expiry Time.

14. OTHER TERMS OF THE OFFER

No broker, investment dealer or other Person (including soliciting brokers, the Information Agents or the Depositaries) has been authorized to give any information or make any representation on behalf of the Offeror other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

The Offer and the accompanying Circular constitute the take-over bid circular required under applicable Laws with respect to the Offer.

The Offer and all contracts resulting from the acceptance hereof will be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

The provisions of the Offer Documents, including the instructions contained herein and therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Transmittal, the CDI Acceptance Form, the validity of any acceptance of the Offer and the validity of any withdrawals of the Golden China Shares.

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Golden China Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositaries, the Information Agents, or any other person to give notice of any defect or irregularity in the deposit of any of the Golden China Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

The Offeror reserves the right to transfer to one or more Persons affiliated or associated with it the right and obligation to purchase all or any portion of the Golden China Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of Depositing Shareholders to receive payment for the Golden China Shares validly deposited and accepted for payment pursuant to the Offer. In addition, the Offeror intends, under applicable circumstances, to sell, following completion of the Offer, to one or more Persons affiliated or associated with it or to third Persons, any portion of the Golden China Shares acquired under the Offer.

Dated: October 24, 2007

SINO GOLD MINING (CANADA) LTD.

Jacob Klein
Chief Executive Officer, Sino Gold Mining (Canada) Ltd. and Sino Gold Mining Limited

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated October 24, 2007 by the Offeror to purchase all the issued and outstanding Golden China Shares, including the Golden China Shares that become outstanding during the Offer Period. Shareholders should refer to the Offer for details of its terms and conditions, including details as to deposit, acceptance and payment arrangements and withdrawal rights.

The information concerning Golden China contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of Golden China on file with Canadian Securities Regulatory Authorities and other public sources at the time of the Offer, and has not been independently verified by the Offeror. Although the Offeror has no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, the Offer does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Golden China to disclose publicly events or acts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to the Offeror. Unless otherwise indicated, information concerning Golden China is given as at October 19, 2007.

1. THE OFFEROR AND SINO GOLD

The Offeror was incorporated under the laws of British Columbia on October 2, 2007 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Offeror is a wholly-owned subsidiary of Sino Gold.

Sino Gold is a public company incorporated in New South Wales, Australia and listed on the ASX and the HKSE. The head office of Sino Gold is located in Sydney, Australia.

Sino Gold explores, evaluates, develops and operates gold mines in the PRC through CJV companies, each of which is formed by a subsidiary of Sino Gold and a local PRC partner. Sino Gold's predecessor (from which Sino Gold's business was spun-off) was one of the first foreign companies to operate a gold mine in the PRC. Sino Gold currently owns 82% of the Jinfeng Gold Mine in Guizhou Province and 95% of the White Mountain Project in Jilin Province. In 1996, Sino Gold's predecessor initiated the development of the Jianchaling Gold Mine in Shaanxi Province and the Jianchaling Gold Mine was successfully operated until its divestment in September, 2006.

As at October 19, 2007, Sino Gold had a market capitalization of approximately A$1.50 billion (approximately C$1.29 billion, based on the Bank of Canada noon exchange rate on October 19, 2007). Its total assets as at June 30, 2007 were approximately A$461 million (approximately C$416.2 million based on the Bank of Canada noon exchange rate on June 30, 2007).

Further information related to Sino Gold is set forth in Schedule "B", "Information Concerning Sino Gold Mining Limited".

2. GOLDEN CHINA

Golden China is a Toronto-based mining company principally engaged in a mix of exploration and development and processing in China. Golden China also has a substantial ownership interest in the Gold Ridge Mine in the Solomon Islands through its approximately 19.3% equity holding in Australian Solomons Gold Limited (TSX: ASG).

The immediate focus for Golden China is the development of its Beyinhar gold project in the Chinese province of Inner Mongolia and the expansion of its BioGold facility in Shandong. Beyinhar is a substantial asset for Golden China as demonstrated in a recent scoping study (Preliminary

Assessment of the Beyinhar Gold Project, Inner Mongolia, People's Republic of China by Kappes Cassiday Australia and Associates Pty Ltd). In March 2007, Golden China registered a 95% CJV with the Inner Mongolia Non-Ferrous Metals Bureau of Geology and Exploration Co. ("Non-Ferrous") to hold the Beyinhar lease (known as EL1). Under the terms of the CJV, Golden China will pay US$0.2 million upon the registration of the CJV bank account and a further US$2.8 million upon the transfer of the Exploration and Mining Licenses currently held by Non-Ferrous to the CJV. Non-Ferrous and Golden China are currently discussing the necessity of certain procedural actions in relation to license transfer to the CJV. To mitigate delay of the license transfer, Golden China may make separate multi-stage payments based on the achievement of certain agreed procedural milestones.

The Golden China Shares are listed on the TSX under the symbol "GCX" and on the ASX (in the form of CDIs) under the symbol "GCX". Golden China's head office is located at 8 King Street East, Suite 1438, Toronto, Ontario, Canada M5C 1B5 (Telephone: 416-366-8818).

For further information regarding Golden China, refer to Golden China's filings with the Canadian Securities Regulatory Authorities, which may be obtained through the SEDAR website at www.sedar.com.

Share Capital of Golden China

Golden China Shares

The authorized share capital of Golden China consists of an unlimited number of common shares without nominal or par value. Each Golden China Share entitles the holder to one vote at meetings of shareholders, to receive dividends if, as and when declared by the board of directors and to participate rateably in any distribution of assets upon liquidation, dissolution or winding up. There were issued and outstanding 62,073,879 Golden China Shares on September 30, 2007 of which 23,455,931 (approximately 37.8%) were represented by CDIs.

Convertible Securities

There following warrants (the "Warrants") exercisable into Golden China Shares were outstanding as at September 30, 2007:

(a) warrants entitling the holders to acquire an aggregate of 8,025,000 Golden China Shares at exercise prices ranging from C$1.25 to C$2.10 per Golden China Share;

(b) options to acquire 3,500,000 Golden China Shares at an exercise price of C$1.25 per Golden China Share;

(c) compensation options exerciseable at prices ranging from C$0.87 to C$1.75 per Golden China Share entitling the holders to acquire an aggregate of 755,786 Golden China Shares and an aggregate of 120,750 warrants (the warrants entitle the holders to acquire an aggregate of 120,750 Golden China Shares at an exercise price of C$1.25 per Golden China Share); and

(d) 336 compensation options expiring May 23, 2009 to acquire C$336,000 principal amount of 7% Convertible Senior Secured (Subordinated) Debentures due May 23, 2012 of Golden China.

In addition, as at September 30, 2007, Golden China had outstanding 3,337,870 options ("Options") at exercise prices ranging from C$0.01 to C$5.00 per Golden China Share issued pursuant to certain incentive stock option plans and deferred share units ("DSUs") entitling the holders to acquire an aggregate of 885,659 Golden China Shares issued under the Deferred Share Unit Plan for directors of Golden China. Each DSU represents the right to receive one Golden China Share of Golden China at the earlier of the third anniversary of the date that the DSU was credited to the DSU account and the director's termination date.

An aggregate of C$4.8 million principal amount 7% convertible senior secured debentures, due May 24, 2012, were issued pursuant to a trust indenture dated May 24, 2007 (the "Convertible Debentures"). The Convertible Debentures are convertible by the holders thereof into Golden China Shares at a conversion price of C$0.95 per Golden China Share. As of October 19, 2007, the aggregate principal amount of Convertible Debentures outstanding is convertible into 5,052,631 Golden China Shares based on the conversion price of C$0.95 per Golden China Share. Upon a change of control, which would include the acquisition by the Offeror of 66 ⅔% or more of the Golden China Shares, a holder of the Convertible Debentures is entitled to exercise a put right to sell all or a portion of the Convertible Debentures, within a certain number of days following receipt from Golden China of notice of a change in control, the number of days to be set by Golden China and not to be later than 35 business days following the change of control, at a price equal to 103% of the principal amount of the Convertible Debentures, together with accrued and unpaid interest to but excluding the date on which the purchase of the Convertible Debentures will be completed.

Non-Convertible Debentures

Golden China has C$18 million aggregate principal amount outstanding of 11.5% senior secured non-convertible debentures due on April 27, 2008 (the "Non-Convertible Debentures"). The Non-Convertible Debentures were issued on April 27, 2006 under a trust indenture made as of April 27, 2006. The Non-Convertible Debentures are redeemable for cash at 102% of the principal amount, together with accrued interest. Holders of the Non-Convertible Debentures have the right to receive payments of interest in the form of Golden China Shares in lieu of cash and may exercise such right by delivering notice to Golden China at least six business days prior to the interest payment date the next such date to occur on January 31, 2008.

Dividends and Dividend Policy

According to publicly available information, no dividends have been paid on Golden China Shares. Any decision to pay dividends on Golden China Shares is made by the board of directors of Golden China on the basis of earnings, financial position and financing requirements and other relevant factors.

Additional Information Regarding Golden China

In connection with the Offer, Shareholders should review the following documents of Golden China filed with the Canadian Securities Regulatory Authorities, which may be obtained at www.sedar.com:

(a) the initial annual information form dated September 28, 2007;

(b) the management information circular, dated July 6, 2007;

(c) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal years ended June 30, 2007 and 2006;

(d) management's discussion and analysis of financial condition and results of for the fiscal year ended June 30, 2007 and June 30, 2006;

(e) the business acquisition report, dated February 28, 2007;

(f) the material change reports, dated August 15, 2007 and September 7, 2007, in connection with the Offer, and the material change report, dated August 31, 2007, with respect to the filing of Golden China's Appendix 4E (preliminary final report) with the ASX; and

(g) all material change reports, financial statements and information circulars filed by Golden China after the date of the Offer and this Circular.

3. BACKGROUND TO THE OFFER

During May to August 2007, Jake Klein, the Chief Executive Officer of Sino Gold and Greg Starr, the Chief Executive Officer of Golden China met on a number of occasions to discuss the possible acquisition of Golden China by Sino Gold. On May 30, 2007, Sino Gold and Golden China executed a mutual confidentiality and non-disclosure agreement, following which Sino Gold was given access to certain proprietary non-public information of Golden China and Sino Gold commenced its due diligence investigations into the business and affairs of Golden China.

Sino Gold representatives conducted site visits to the Nibao project on June 2, 2007, the Beyinhar project during June 11-13, 2007, and the BioGold facility during June 13-15, 2007. Golden China representatives visited the Jinfeng Gold Mine on June 8, 2007.

The discussions and negotiations between Sino Gold and Golden China culminated in the entering into of the Letter Agreement on August 13, 2007. On August 13, 2007, Sino Gold also entered into Lock-up Agreements with Peter Secker and Stephen Everett, who hold in aggregate approximately 4.9% of the currently outstanding Golden China Shares.

In the Letter Agreement, the parties agreed, among other things, to negotiate in good faith and to use their best efforts to enter into a definitive support agreement on or before September 10, 2007 on customary terms to provide for the making and support of the Offer. The entry into of the definitive support agreement was subject to a number of conditions precedent, including, among others, receipt by Golden China of a fairness opinion from a financial advisor that the Offer consideration was fair from a financial point of view to the Golden China shareholders, mutual board of director approvals, and mutual no material adverse change conditions. In the Letter Agreement, Golden China also agreed that it would not directly or indirectly solicit any third party with respect to alternative transactions to the Offer. The Letter Agreement was terminable by either party if a definitive support agreement was not entered into by September 10, 2007, or if Golden China entered into a binding agreement before then with respect to a bona fide unsolicited superior proposal. If Golden China terminated the Letter Agreement in order to enter into an agreement with respect to a bona fide unsolicited superior proposal that Sino Gold failed to match, a C$500,000 "break" fee would have been payable by Golden China to Sino Gold.

From August 13, 2007 to September 7, 2007, among other things, Sino Gold continued its review of the business and affairs of Golden China and Golden China engaged Genuity Capital Markets Inc. to provide a fairness opinion that the Offer consideration is fair from a financial point of view to the Shareholders. During this time, the parties also negotiated the terms of the Support Agreement. On September 7, 2007, the parties entered into the Support Agreement.

On September 10, 2007, Sino Gold also entered into a lock-up agreement with Gold 2000 Ltd, which holds approximately 5.6% of the currently outstanding Golden China Shares.

In the Support Agreement (more particularly described below), subject to receiving certain required regulatory approvals, Sino Gold also agreed to subscribe for 5,882,352 Golden China Shares at a price of C$0.85 per share on a private placement basis to assist Golden China with its operations (the "**Private Placement**"). Following the receipt of the necessary regulatory approvals, the Private Placement was completed on September 18, 2007, resulting in Sino Gold owning approximately 9.5% of the issued and outstanding Golden China Shares.

Support Agreement

The provisions of the Support Agreement are the result of arm's length negotiations conducted between representatives of Sino Gold and Golden China. The following discussion describes certain material provisions of the Support Agreement and is subject to, and qualified in its entirety by reference to, the Support Agreement, a copy of which was filed on SEDAR at www.sedar.com. All capitalized terms used herein and not otherwise defined in this Circular have the meanings ascribed to them in the Support Agreement.

The Making of the Offer

The Support Agreement provides for the making of the Offer by Sino Gold and for the support of the Offer by Golden China.

Conditions of the Offer

The Support Agreement provides that the Offer was to be made subject to certain conditions, as described in Section 4 of the Offer, "Conditions to the Offer".

Representation and Warranties

Golden China represented to Sino Gold in the Support Agreement that its board of directors has determined unanimously that, as at the date of the Support Agreement:

(a) the Offer was fair to the Golden China Shareholders from a financial point of view (and it has received a fairness opinion to such effect); and

(b) it had approved the entering into of the Support Agreement and it intended, subject to the determination of a Superior Proposal (See "Superior Proposal and Right to Match"), to recommend that Golden China Shareholders accept the Offer.

The Support Agreement contains a number of representations and warranties of Golden China customary for a transaction of this type relating to:

(a) the organization, existence and power of Golden China and each of its subsidiaries and their authority to own their properties and conduct their businesses as presently owned and conducted; the capitalization of Golden China; the absence of any changes amounting to a Material Adverse Change; permits and licences; no unlawful payments; public disclosure filings (including matters relating to financial statements and mineral reserves and resources); no default, breach of, or termination under any material contract; the absence of any claim, action, proceeding, arbitration or investigation which would reasonably be expected to cause a Material Adverse Change; compliance with applicable laws by Golden China and its subsidiaries; and the absence of liabilities except as reserved against in Golden China's financial statements, non-material liabilities incurred in the ordinary course of business since March 31, 2007 and liabilities disclosed to Sino Gold;

(b) property rights, environmental matters, advisors, internal controls and disclosure controls, insurance, non-arm's length transactions, tax matters and labour and employment matters;

(c) the Support Agreement and the Offer, including, without limitation, that: Golden China has the power and authority to enter into the Support Agreement and perform its obligations under the Support Agreement; the enforceability of the Support Agreement against Golden China; and the execution and delivery of the Support Agreement, the performance by Golden China of its obligations under the Support Agreement and the completion of the transactions contemplated under the Support Agreement will not: (i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of Golden China's or any subsidiary's certificate of incorporation, articles, by-laws or other charter documents, any applicable law, regulation, order, judgment or decree or any material contract by which Golden China or any subsidiary is bound, (ii) give rise to any right of termination or acceleration of indebtedness or (iii) result in the imposition of any encumbrance, charge or lien upon any of Golden China's or any subsidiary's assets or restrict, hinder or impair or limit the ability of Golden China or any subsidiary to carry on the business of Golden China or any subsidiary as and where it is now carried on or as and where it may be carried on in the future; and

(d) matters relating to the Private Placement.

The Support Agreement contains a number of representations and warranties of Sino Gold customary for a transaction of this type relating to:

(a) the organization, existence and power of Sino Gold; the absence of any changes amounting to a Material Adverse Change; permits and licences; public disclosure filings (including matters relating to financial statements and mineral reserves and resources); no default, breach of, or termination under any material contract; the absence of any claim, action, proceeding, arbitration or investigation which would reasonably be expected to cause a Material Adverse Change; compliance with applicable laws by Sino Gold and its subsidiaries; compliance with corporate governance matters; the absence of liabilities except as reserved against in Sino Gold's financial statements and non-material liabilities incurred in the ordinary course of business since June 30, 2007; property rights; and environmental matters;

(b) the Support Agreement and the Offer, including, without limitation, that: Sino Gold has the power and authority to enter into the Support Agreement and perform its obligations under the Support Agreement; the Sino Gold shares issuable under the terms of the Offer will upon issuance be issued as fully paid and non-assessable; the enforceability of the Support Agreement against Sino Gold; and the execution and delivery of the Support Agreement, the performance by Sino Gold of its obligations under the Support Agreement and the completion of the transactions contemplated under the Support Agreement will not result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of Sino Gold's certificate of incorporation, articles, by-laws or other charter documents or any applicable law, regulation, order, judgment or decree (except in connection with applicable competition and anti-trust laws); and

(c) matters relating to the Private Placement.

The representations and warranties of Golden China and Sino Gold contained in the Support Agreement are qualified (as applicable) by disclosure letters exchanged by the parties prior to the execution of the Support Agreement and will not survive the completion of the Offer.

Covenants of Golden China

Golden China covenanted in favour of Sino Gold that it would, and would cause each of its subsidiaries to, among other things, carry on business in the ordinary course, preserve its business organization, and maintain its goodwill and business. Golden China has also agreed to certain limitations on its financing activities and its ability to enter into contracts and certain transactions. Golden China and its subsidiaries must also, among other things, use commercially reasonable efforts to cause their existing insurance policies not to be cancelled or terminated (except where replaced with insurance providing equal or greater coverage for substantially similar premiums). Golden China has also covenanted that from and after the date of the Support Agreement, except as disclosed to Sino Gold prior to entering into the Support Agreement or with Sino Gold's prior written consent, it would not, and would cause each of its subsidiaries not to, conduct any exploration or drilling activities.

Golden China agreed to take, or cause to be taken, all reasonable actions proper or advisable to consummate the Offer and to cooperate with Sino Gold, including:

(a) applying for and using commercially reasonable efforts to obtain all Regulatory Approvals relating to Golden China or any of the subsidiaries and, in doing so, keep Sino Gold reasonably informed, subject to applicable Laws, as to the status of the proceedings related to obtaining such Regulatory Approvals;

(b) using commercially reasonable efforts to obtain the requisite approvals of the applicable holders of Convertible Securities for the arrangements described in Section 8 of the Offer, "Treatment of Convertible Securities";

(c) using commercially reasonable efforts to defend, in consultation with Sino Gold, all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Support Agreement or the consummation of the transactions contemplated in the Support Agreement;

(d) using commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Golden China or other order which may adversely affect the ability of the parties to consummate the transactions contemplated in the Support Agreement;

(e) complying promptly with all requirements which applicable Laws may impose on Golden China or its subsidiaries with respect to the transactions contemplated in the Support Agreement and by the Offer;

(f) effecting all necessary registrations, filings and submissions of information required by Governmental Entities from Golden China or any of its subsidiaries relating to the Offer and the treatment of Convertible Securities;

(g) take all necessary steps required under the terms of its technology licence agreement with BacTech (Barbados) Limited and BacTech (Australia) Pty Ltd to allow BacTech (Barbados) Limited, BacTech (Australia) Pty Ltd to tender their Golden China Shares to the Offer; and

(h) promptly advise Sino Gold orally and in writing of any Material Adverse Change in respect of Golden China.

Compensation Plans

Among its covenants relating to the Offer, Golden China has agreed to not amend, vary or modify the Convertible Securities or the plans governing the Options without Sino Gold's consent.

Non-Solicitation

Subject to the provisions of the Support Agreement concerning a Superior Proposal (as defined in the Support Agreement), Golden China agreed that it would not, directly or indirectly, through any officer, director, employee, shareholder, advisor, agent or representative (including for greater certainty any investment banker, lawyer or accountant) of Golden China or any of its subsidiaries, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal.

Notwithstanding the foregoing, until Shareholders approve the Offer, nothing in the Support Agreement would prevent the board of directors of Golden China from complying with Golden China's disclosure obligations under applicable Laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information regarding a bona fide written Acquisition Proposal that was not solicited after the date of the Letter Agreement and (a) that did not occur in connection with a breach of Golden China's disclosure obligations, and (b) which the board of directors of Golden China has determined in good faith, after consultation with financial advisors and with outside counsel, is a Superior Proposal. The material non-public information may be furnished or disclosed to such Person upon request if such third party has entered into a permitted confidentiality agreement with respect to the disclosure of such non-public information and if Sino Gold is notified and provided with certain information as described in the Support Agreement.

Superior Proposal and Right to Match

Notwithstanding Golden China's non-solicitation obligations, but subject to Sino Gold's rights concerning Termination and Break Fees, the Support Agreement provides that Golden China may accept, approve or recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if: (i) it has provided Sino Gold with a copy of the Superior Proposal document; (ii) Golden China and the Superior Proposal comply with the terms of the Support Agreement, and (iii) five Business Days (the "Matching Period") would have elapsed from the later of the date Sino Gold received written notice advising Sino Gold that Golden China's board of directors of Golden China has resolved, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Sino Gold received a copy of such Superior Proposal.

During the Matching Period, Sino Gold would have the right, but not the obligation, to offer to amend the terms of the Support Agreement. The board of directors of Golden China will review any amended offer by Sino Gold in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Sino Gold's amended offer (having regard to its value at the time), upon acceptance by Golden China would, if consummated in accordance with its terms, result in the

Acquisition Proposal not being a Superior Proposal as compared to Sino Gold's amended offer. If the board of directors of Golden China so determines, it will enter into an amended agreement with Sino Gold reflecting Sino Gold's amended offer. If the board of directors of Golden China continues to believe, in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Sino Gold's amended offer, Golden China and its board of directors of Golden China may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal, provided that Golden China first terminates the Support Agreement and pays the break fee as contemplated therein.

Golden China has acknowledged and agreed that each successive material amendment to any Acquisition Proposal would constitute a new Acquisition Proposal and thus an additional Matching Period.

Return of Confidential Information; Enforcement of Standstills

In addition, Golden China further agreed, among other things that it would, and would cause the officers, directors, employees, advisors, agents and representatives of Golden China and its subsidiaries to, cease immediately, as of the date of the Support Agreement, all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and promptly request the return or destruction of all confidential information provided in connection therewith. Golden China and its subsidiaries would not waive any standstill agreement or covenant in their favour to which they are or become party (except to allow such party to propose or to make a Superior Proposal to the board of directors of Golden China).

Covenants of Sino Gold

Sino Gold has covenanted in favour of Golden China that it will perform all obligations required or reasonably desirable to be performed by it under the Support Agreement, to co-operate with Golden China in connection therewith, and to do all such other acts and things as may be desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Support Agreement and, without limiting the generality of the foregoing, to:

(a) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Sino Gold, and, in doing so, to keep Golden China reasonably informed, subject to applicable Laws, as to the status of the proceedings related to obtaining the Regulatory Approvals;

(b) use commercially reasonable efforts to defend, in consultation with Golden China, all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Support Agreement or the consummation of the transactions contemplated in the Support Agreement;

(c) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Sino Gold or other order which may adversely affect the ability of the parties to consummate the transactions contemplated in the Support Agreement; and

(d) effect all necessary registrations, filings and submissions of information required by Governmental Entities from Sino Gold or any of its subsidiaries relating to the Offer.

Sino Gold has also covenanted in favour of Golden China that it will:

(a) comply promptly with all requirements which applicable Laws may impose on Sino Gold or its subsidiaries with respect to the transactions contemplated in the Support Agreement and by the Offer;

(b) not split, consolidate or reclassify any of its outstanding shares nor declare, set aside or pay any dividends (other than cash dividends in the ordinary course) on or make any other distributions on or in respect of its outstanding shares, without making a similar or other appropriate adjustment to the Offer consideration to provide for similar value;

(c) use its reasonable best efforts to obtain the approval of the Australian Securities Exchange and the Hong Kong Stock Exchange for the listing of the Sino Gold Shares to be issued under the terms of the Offer;

(d) take up and pay for Golden China Shares tendered, directly or indirectly, under the Offer at the Expiry Time, provided that all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the time the Offeror proposes to accept Golden China Common Shares for take up under the Offer;

(e) use reasonable commercial efforts to make arrangements with an Australian depositary and/or broker to permit Golden China Shareholders to direct that their Sino Gold Shares be sold on their behalf (these arrangements will be subject to a cap on the maximum number of shares permitted for sale and such other conditions as the Offeror determines are necessary or appropriate, acting reasonably); and

(f) promptly advise Golden China orally and in writing of any Material Adverse Change in respect of Sino Gold.

Termination

The rights, obligations, representations and warranties, as the case may be, of Sino Gold and Golden China under the Support Agreement may be terminated:

(a) by the mutual agreement of Golden China and Sino Gold;

(b) by Golden China: (A) if the Offeror has not mailed the Offer Documents by no later than the 45th day after the date of the Support Agreement; (B) if Golden China has entered into an agreement, understanding, or arrangement with respect to a Superior Proposal; (C) if Sino Gold has not complied in all material respects with its covenants or obligations under the Support Agreement; or (D) if any representation or warranty of Sino Gold shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such non-compliance or untrue or incorrect representation or warranty is not curable or, if curable, is not cured by Sino Gold on the earlier of such date which is ten days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect on Sino Gold;

(c) by Sino Gold: (A) if Golden China has not complied in all material respects with any of its covenants or obligations under the Support Agreement; or (B) if any representation or warranty of Golden China shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such non-compliance or untrue or incorrect representation or warranty is not curable or, if curable, is not cured by Golden China on the earlier of such date which is ten days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer prior to the Expiry Time or the completion of the transactions contemplated under the Support Agreement or have a Material Adverse Effect on Golden China or Sino Gold; or

(d) by Sino Gold: (A) if the board of directors of Golden China would have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Sino Gold its approval or recommendation of the Offer (unless as a result of Sino Gold having suffered a Material Adverse Change or having made a material misrepresentation at the date of the Support Agreement or materially breached a covenant in the Support Agreement, in each case that is not cured by Sino Gold on the earlier of such date which is ten days from the date of notice of such breach and the Expiry Time); (B) if the board of directors of Golden China shall have approved or recommended any Acquisition Proposal, or (C) if Golden China has entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

Either Sino Gold or Golden China may also terminate the Support Agreement:

(a) if there shall be passed any Law that makes consummation of the transactions contemplated by the Support Agreement illegal or otherwise prohibited or if any final and non-appealable judgement or decision of a Governmental Entity prevents completion of the transactions contemplated by the Support Agreement;

(b) after the Outside Date if the Offeror has not taken up and paid for Golden China Common Shares under the Offer;

(c) if any orders that may be required from the applicable Canadian securities regulatory authorities to permit the issuance and first resale of the Sino Gold Shares issued pursuant to the Offer, without qualification with or approval of or the filing of any prospectus shall not have been obtained by the deadline and on the terms specified in the Support Agreement;

(d) if the Australian Prospectus shall not have been delivered (for reason other than accidental failure) to Australian resident Golden China Shareholders, as notified by Golden China to Sino Gold, as required by applicable Australian securities Laws, provided that in the case of a proposed termination by Golden China for this reason, (1) Golden China shall have complied with its obligation to provide all information regarding Golden China in sufficient detail to permit Sino Gold to prepare and finalize the Australian Prospectus, and (2) Golden China shall have provided such cooperation and assistance as Sino Gold shall have reasonably requested in respect of the preparation and finalization and delivery of the Australian Prospectus; or

(e) if the approval of the Australian Securities Exchange for the listing of Sino Gold Shares to be issued in connection with the Offer shall not have been obtained at least three Business Days preceding the Business Day on which the Expiry Time occurs.

Break Fee, Fees and Expenses

Golden China is required to pay to Sino Gold a break fee of C$1,000,000 (the "Break Fee"), subject to a gross up to take into account any deductions or withholdings for any withholding taxes imposed on the Break Fee under Part XIII of the Income Tax Act, Sino Gold receives an amount equal to the amount it would have received had no such deductions or withholdings been made, if:

(a) Golden China terminates the Support Agreement by reason of having entered into an agreement, understanding, or arrangement with respect to a Superior Proposal (unless Sino Gold shall have suffered a Material Adverse Change or shall have made a material misrepresentation on the date of the Support Agreement or materially breached a covenant in the Support Agreement, in each case that is not cured by Sino Gold on the earlier of such date which is ten days from the date of notice of such breach and the Expiry Time);

(b) Sino Gold terminates the Support Agreement because (A) the board of directors of Golden China shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to the Purchaser its approval or recommendation of the Offer (unless as a result of the Purchaser having suffered a Material Adverse Change or made a material misrepresentation at the date of the Support Agreement or materially breached a covenant in this Agreement, in each case that is not cured by the Purchaser on the earlier of such date which is ten days from the date of notice of such breach and the Expiry Time), or (B) the board of directors of Golden China shall have approved or recommended any Acquisition Proposal, or (C) Golden China has entered into an agreement, understanding or arrangement with respect to a Superior Proposal; or

(c) the Support Agreement has been terminated by Sino Gold or Golden China as a result of Sino Gold not having taken up and paid for Golden China Common Shares under the Offer prior to the Outside Date in circumstances where an Acquisition Proposal has been publicly announced or is otherwise publicly disclosed or is publicly known prior to the Expiry Time (unless as a result of Sino Gold having suffered a Material Adverse Change or made a material misrepresentation at the date of the Support Agreement or materially breached a covenant in the Support Agreement, in each case that is not cured by Sino Gold on the earlier of such date which is ten days from the date of notice of such breach and the Expiry Time), and such Acquisition Proposal is ultimately consummated within 12 months of the date of termination of the Support Agreement.

Except as otherwise expressly provided in the Support Agreement, Sino Gold and Golden China agreed that all out-of-pocket expenses of the parties relating to the Offer, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

Lock-up Agreements

Sino Gold has entered into lock up agreements (the "Lock-up Agreements) with each of Peter Secker, Stephen Everett and Gold 2000 Ltd. (each a "Locked-up Party") with respect to an aggregate of 6,480,666 Golden China Shares held by the Locked-up Parties and 1,725,000 Convertible Securities held by Gold 2000 Ltd. The following discussion describes certain material provisions of the Lock-up Agreements and is subject to, and qualified in its entirety by reference to, the Lock-up Agreements, copies of which have been filed on SEDAR at www.sedar.com.

Covenants, Representations and Warranties

Pursuant to the Lock-up Agreements, the Locked-up Party will submit and deposit under the Offer: (a) all of the Golden China Shares currently beneficially owned or controlled by the Locked-up Party; and (b) any Golden China Shares subsequently acquired by the Locked-up Party, upon the exercise of outstanding Convertible Securities held by the Locked-up Party (the "Subsequently Acquired Shares" and, together with the Golden China Shares and Convertible Securities currently owned or controlled by the Locked-up Parties, the "Locked-up Shares"). As well, for any Convertible Securities not exercised for Golden China Shares which are deposited into the Offer, the applicable Locked-up Party agrees to support the proposed amendments to the terms of the Convertible Securities. See Section 8 of the Offer, "Treatment of Convertible Securities".

In addition to such covenants described herein, each Locked-up Party agrees to certain other negative covenants, such as not to engage in:

(a) acts that would adversely affect in any material respect the success of the Offer;

(b) the acquisition of additional Golden China Shares;

(c) the entering into of any voting or pooling agreements;

(d) the facilitation of any Acquisition Proposal, provided that nothing in the Lock-up Agreement shall prevent any officer or director from exercising his fiduciary duties;

(e) the arrangement or assistance to Persons through the sale or purchase of Golden China Shares or Convertible Securities that could affect the control of Golden China;

(f) the sale, assignment or pledge of the Locked-up Shares; and

(g) the voting of shares that would prevent or delay the successful completion of the Offer.

In addition to the above negative covenants, each Locked-up Party covenants that it shall:

(a) cease any discussions that can lead to any potential Acquisition Proposal provided that a director or officer may act in accordance with its fiduciary duties to consider a bona fide Acquisition Proposal;

(b) immediately notify Sino Gold of any inquiry that could lead to a bona fide Acquisition Proposal or any request in connection with an Acquisition Proposal or any non-public information of Golden China;

(c) exercise any Convertible Securities owned by the Locked-up Party and tender such securities to the Offer; and

(d) exercise voting rights attached to the Locked-up Shares to prevent any transaction that could delay completion of the Offer or could result in a material adverse effect on Sino Gold.

The Lock-Up Agreements also contain representations and warranties customary for agreements of this nature including with respect to title to Locked-up Shares; qualification and authorization of the Locked-up Party, due execution, validity and enforceability of the Lock-Up Agreement; and no legal proceedings or claims.

Termination

The Lock-up Agreements may be terminated by notice in writing at any time by mutual consent of Sino Gold and the Locked-Up Party. The Locked-up Party may terminate the Lock-up Agreement only if:

(a) Sino Gold has not (for any reason other than the failure of the Locked-up Party to deposit its Locked-up Shares) taken up and paid for all Locked-up Shares deposited under the Offer by December 31, 2007; or

(b) the Support Agreement is terminated in accordance with its terms by Golden China in order for Golden China to enter into an agreement with a third party regarding a Superior Proposal or as a result of an uncured (within a reasonable period following written notice thereof) material breach of the Support Agreement by Sino Gold.

The Offeror may terminate the Lock-up Agreements only if:

(a) the Locked-up Party has not complied in any material respect with its covenants contained in the Lock-up Agreement (following written notice to Locked-up Party by Sino Gold of such non-compliance and provided such default is not rectified within three business days of that notice) or if any representation or warranty of the Locked-up Party under the Lock-up Agreement is untrue or incorrect in any material respect, provided that at the time of such termination by Sino Gold, Sino Gold is not in material default in the performance of its obligations thereunder;

(b) any condition of the Offer is not satisfied at the Expiry Time and Sino Gold elects not to waive such condition; or

(c) the Support Agreement is terminated in accordance with its terms by Sino Gold. Upon termination, the Locked-up Party would be entitled to withdraw any of the Locked-up Shares deposited under the Offer.

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR GOLDEN CHINA

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Golden China Shares. If the Offeror takes up and pays for the Golden China Shares validly deposited under the Offer, the Offeror currently intends to acquire any Golden China Shares not deposited under the Offer through a Compulsory Acquisition, or to propose a Subsequent Acquisition Transaction, in each case for the same consideration per Golden China Share paid by the Offeror under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Golden China Shares acquired by the Offeror pursuant to the Offer. Although Sino Gold has covenanted under the Support Agreement to use reasonable commercial efforts to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of the inability or delays in the Offeror's ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Golden China, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein. See Section 12 of the Offer, "Acquisition of Golden China Shares Not Deposited under the Offer".

If the Offer is accepted and the Offeror acquires all of the outstanding Golden China Shares, the Offeror intends to conduct a detailed review of Golden China and its assets, operations, management and personnel to determine how best to integrate the operations and management of Golden China into the operations and management of Sino Gold following the completion of the Offer. Other than as set forth above and elsewhere in the Offer and Circular, no specific proposals with respect to Golden China, its operations, assets, management or personnel following completion of the transaction have been developed by the Offeror. If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Golden China Shares from the TSX and, subject to applicable securities Laws, to cause Golden China to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is a reporting issuer. See Section 12 of the Offer, "Acquisition of Golden China Shares Not Deposited under the Offer".

5. EXPECTED BENEFITS OF AND REASONS TO ACCEPT THE OFFER

If the Offer and the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, are successful, they will result in, among other things, the integration where appropriate of the businesses carried on by Sino Gold and its subsidiaries and by Golden China and its subsidiaries. The benefits described below are based on market and business conditions existing as of the date hereof and reflect Sino Gold management's estimate of the expected effects of such integration. There can be no assurance that the benefits discussed below will ultimately be achieved. See also the Directors' Circular.

Unanimous Support of the Golden China Board

The board of directors of Golden China unanimously supports the Offer and have advised that they each intend to tender the Golden China Shares that they own to the Offer.

Golden China has received a fairness opinion from its financial advisor, Genuity Capital Markets, that the Offer consideration is fair from a financial point of view to Shareholders other than Sino Gold.

A Significant Premium

The Exchange Ratio under the Offer represented a premium of approximately 49% over the closing price of the Golden China Shares on the Toronto Stock Exchange on August 10, 2007, the last trading day prior to the announcement of the proposed Offer (based on the Sino Gold Share price on August 10, 2007 and the Bank of Canada noon exchange rate on August 10, 2007), and a premium of approximately 20% over the volume weighted average trading price of the Golden China Shares on the Toronto Stock Exchange for the 30 trading days ended October 19, 2007 (based on the Sino Gold Share price on October 19, 2007 and the Bank of Canada noon exchange rate on October 19, 2007). Shareholders are urged to obtain current quotes for the Sino Gold Shares, the Golden China Shares and the applicable currency exchange rate. Sino Gold believes the premium it is offering represents full and fair value for your Golden China Shares.

A Larger and Stronger Mining Company

Sino Gold has a successful track record for developing gold mines in China and enhancing shareholder value. Golden China Shareholders will benefit from:

- greater depth in management and technical expertise;
- stronger balance sheet and cash position;
- greater access to financing for development projects;
- a solid presence in China; and
- cost savings from potential synergies inherent in integrating Golden China's operations with Sino Gold, such as reduced costs of compliance with applicable laws and regulations;

to result in a stronger competitive position and greater opportunities for growth.

Enhanced Liquidity

Shareholders should also benefit from improved liquidity by holding Sino Gold Shares, which are listed on both the Australian Securities Exchange and the Hong Kong Stock Exchange. Shareholders may also elect to have the Sino Gold Shares which they would receive pursuant to the Offer issued on their behalf to a trustee or selling agent who will seek to arrange for the sale of such Sino Gold Shares on their behalf and pay them the net proceeds of such sale, less a 4.4% brokerage commission (including GST in Australia) and less any applicable taxes, withholdings and deductions.

6. CERTAIN EFFECTS OF THE OFFER

The purchase of the Golden China Shares pursuant to the Offer will reduce the number of holders of Golden China Shares and the number of Golden China Shares that might otherwise trade publicly and is likely to adversely affect the liquidity and market value of the remaining Golden China Shares held by the public. If the Offeror takes up and pays for less than all of the outstanding Golden China Shares under the Offer, the Golden China Shares may no longer meet the standards for continued listing on the TSX or the ASX. According to their published guidelines, the TSX and the ASX would give consideration to delisting the Golden China Shares if, among other things, the Golden China Shares did not substantially meet their standards for continued listing. The CDIs are expected to be delisted from the ASX at the CDI Expiry Time, subject to the completion of the Offer, and from the TSX at or shortly after completion of the Offer and the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable.

Sino Gold has applied to have the Sino Gold Shares that are to be issued pursuant to the Offer listed on the ASX and the HKSE. Quotation will not be automatic but will depend on the ASX and the HKSE exercising their discretion. Sino Gold cannot guarantee, and does not represent or imply, that the Sino Gold Shares will be so quoted. The fact that the ASX and the HKSE may admit the Sino Gold Shares to quotation is not to be taken in any way as an indication of the merits of Sino Gold or the Sino Gold Shares. In the event that the applications for admission to quotation on the ASX or the HKSE are rejected, then the Offer will be withdrawn or terminated, and any Golden China Shares which have been deposited to the Offer will be returned to the relevant Shareholders.

7. HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Shareholders should refer to the historical financial information of Sino Gold and the pro forma financial information contained in Schedule "A" to the Offer and Circular, "Financial Information".

Sino Gold has received exemptive relief from the applicable Canadian Securities Regulatory Authorities from the requirements to include historical financial statements for Golden China in the Circular. The historical financial statements of Golden China for the fiscal years ended June 30, 2007 and June 30, 2006, together with the accompanying report of the auditors, may be obtained at www.sedar.com.

8. OWNERSHIP OF AND TRADING IN SECURITIES OF GOLDEN CHINA

Except for the Golden China Shares acquired by Sino Gold pursuant to the Private Placement on September 18, 2007, as more particularly described in Section 3 of the Circular, "Background to the Offer", none of the Offeror, the Offeror's directors or senior officers, nor, to the knowledge of the Offeror and its directors and senior officers after reasonable inquiry, (i) any associate of a director or senior officer of the Offeror, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, any securities of Golden China.

Except for the Golden China Shares acquired by Sino Gold pursuant to the Private Placement, during the six month period preceding the date of the Offer, no securities of Golden China have been traded by any of the Offeror, or any of its directors or senior officers, or, to the knowledge of the Offeror and its directors and senior officers after reasonable inquiry, (i) any associate of a director or senior officer of the Offeror, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror.

9. COMMITMENTS TO ACQUIRE SECURITIES OF GOLDEN CHINA

Other than as disclosed herein and pursuant to the Offer, there are no commitments to acquire securities of Golden China by the Offeror, or any of its directors or senior officers, or, to the knowledge of the Offeror and its directors and senior officers, after reasonable inquiry, (i) any associate of a director or senior officer of the Offeror, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror. See Section 3 of the Circular, "Background to the Offer".

10. MATERIAL CHANGES AND OTHER INFORMATION CONCERNING GOLDEN CHINA

The Offeror does not have any information that indicates any material change in the affairs of Golden China since the date of the last published financial statements of Golden China other than as has been publicly disclosed by Golden China. The Offeror does not have any knowledge of any material fact concerning securities of Golden China that has not been generally disclosed by Golden China or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

11. PRICE RANGE AND TRADING VOLUMES OF GOLDEN CHINA SHARES AND SINO GOLD SHARES

Golden China

The Golden China Shares are listed and posted for trading on the TSX and the ASX. Based upon publicly available information, the Offeror believes that as at September 30, 2007 there were approximately 62,073,879 Golden China Shares outstanding. The following tables set forth the high and low closing prices and volumes of the Golden China Shares traded on the TSX and the ASX for the periods indicated:

	Price Range of Golden China Shares on the TSX (in C$)		
2007	High	Low	Total Volume
October (to October 19)	1.45	1.30	4,362,553
September	1.30	1.00	3,851,148
August	1.07	0.85	3,785,361
July	0.95	0.66	5,054,917
June	0.67	0.58	1,586,493
May	0.81	0.60	1,718,454
April	0.87	0.66	1,392,309
March	0.90	0.67	464,380
February	1.02	0.83	1,603,011
January	1.74	1.04	1,010,864

At the close of business on October 19, 2007, the closing sale price of the Golden China Shares on the TSX was C$1.43.

	Price Range of Golden China Shares on the ASX (in A$)		
2007	High	Low	Total Volume
October (to October 19)	1.75	1.51	5,013,717
September	1.65	1.25	2,354,545
August	1.30	0.90	2,066,731
July	1.00	0.58	1,331,903
June	0.61	0.54	1,294,254
May	0.75	0.58	1,501,126
April	0.86	0.70	266,121
March	0.93	0.68	379,038
February	1.01	0.80	1,359,906
January	1.50	0.98	775,461

At the close of business on October 19, 2007, the closing sale price of the Golden China Shares on the ASX was A$1.75 (C$1.51, based on the Bank of Canada noon exchange rate on the same date). **Shareholders are urged to obtain current market quotations for the Golden China Shares.**

Sino Gold

The Sino Gold Shares are listed and posted for trading on the ASX. As at October 19, 2007, there were 184,876,415 Sino Gold Shares outstanding. The following table sets forth the high and low closing prices and volumes of the Sino Gold Shares traded on the ASX for the periods indicated:

2007	Price Range of Sino Gold Shares on the ASX (in A$) High	Low	Total Volume
October (to October 19)	8.11	6.88	14,607,386
September	7.52	5.83	24,139,990
August	6.60	5.00	21,820,634
July	6.50	5.06	21,569,796
June	6.26	5.38	14,256,819
May	6.22	5.32	18,230,561
April	6.39	5.88	12,752,734
March	7.63	6.04	25,214,086
February	8.04	6.80	14,541,166
January	7.16	5.82	8,459,437

At the close of business on October 19, 2007, the closing price of the Sino Gold Shares on the ASX was A$8.11 (C$6.98, based on the Bank of Canada noon exchange rate on the same date). **Shareholders are urged to obtain current market quotations for the Sino Gold Shares and current exchange rate information.**

12. REGULATORY CONSIDERATIONS

The Offeror's obligation to take up and pay for Golden China Shares tendered under the Offer is conditional upon, among other things, all regulatory approvals required by law to complete the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably. The Offer will not be subject to pre-merger notification under the *Competition Act* (Canada) or review under the *Investment Canada Act*.

The distribution of the Sino Gold Shares and other securities to be issued in connection with the Offer (including in connection with any compulsory acquisition or subsequent acquisition transaction) is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities Laws. While the resale of Sino Gold Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions and, where such statutory exemptions are not available, the Offeror has received exemptive relief from the applicable Canadian Securities Regulatory Authorities to the effect that the Sino Gold Shares and other securities to be received in connection with the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction), and the underlying Sino Gold Shares issued pursuant to such securities, may be resold without a prospectus, provided that such trade is made through an exchange, or a market, outside of Canada and that such trade is not a control distribution (as defined in applicable Canadian securities Laws). Such resale of Sino Gold Shares and other securities remains subject to dealer registration requirements in accordance with applicable Canadian securities Laws.

ASX and HKSE

The Sino Gold Shares are currently listed on the ASX and the HKSE. It is a condition to the Offer that the application for listing on the ASX and the HKSE of the Sino Gold Shares to be issued in connection with the Offer and the Compulsory Acquisition or a Subsequent Acquisition Transaction not be rejected by the ASX or the HKSE. The CDIs are expected to be delisted from the ASX at the CDI Expiry Time subject to the completion of the Offer and the Golden China Shares are expected to be delisted from the TSX at or shortly after completion of the Offer and the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable.

13. SECOND STEP TRANSACTIONS

Provided that the Offeror takes up and pays for the Golden China Shares pursuant to the Offer, Sino Gold has covenanted under the Support Agreement to use reasonable commercial efforts to complete the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If the Offeror takes up and pays for the Golden China Shares deposited under the Offer and such right is available, it currently intends to effect a Compulsory Acquisition. If the statutory right of Compulsory Acquisition is not available or the Offeror elects not to pursue such right, Sino Gold has covenanted in the Support Agreement to use all commercially reasonable efforts to enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all of the Golden China Shares not acquired pursuant to the Offer at the same consideration per Golden China Share paid by the Offeror under the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

Section 206 of the CBCA permits an offeror to acquire, within 120 days of the date of the take-over bid, the shares of any class of shares to which the take-over bid relates not tendered to a take-over bid on the same terms as the shares acquired by the offeror under the take-over bid if holders of not less than 90% of such shares, excluding the securities held by or on behalf of the offeror and its affiliates and associates (as such terms are defined in the CBCA), have accepted the take-over bid.

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders of not less than 90% of the outstanding Golden China Shares as at the Expiry Time, excluding those Golden China Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the CBCA), if any, on the date of the Offer, the Offeror may acquire (a "Compulsory Acquisition") the remainder of the Golden China Shares from those Shareholders who have not accepted the Offer on the same terms as such Golden China Shares were acquired under the Offer, pursuant to the provisions of Section 206 of the CBCA. In determining whether or not 90% of the outstanding Golden China Shares have been acquired under the Offer for the purposes of the CBCA, any of the Golden China Shares acquired by the Offeror during the course of the Offer are included in the number of outstanding Golden China Shares but excluded from the number or the Offeror elects not to pursue a Compulsory Acquisition of the Golden China Shares acquired under the Offer. If a Compulsory Acquisition cannot be effected or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror may choose to acquire the Golden China Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, as discussed below under "Subsequent Acquisition Transaction".

To exercise such statutory right of compulsory acquisition, the Offeror must give notice (the "Offeror's Notice") to each holder of the Golden China Shares who did not accept the Offer, and to each person who subsequently acquires any such Golden China Shares (in each case, a "Dissenting Offeree") of such proposed acquisition on or before the earlier of the 60th day following the Expiry Time and the 180th day following the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Golden China the consideration the Offeror would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificate(s) representing the Golden China Shares held by such Dissenting Offeree to Golden China, and may elect either to transfer such Golden China Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Golden China Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such Golden China Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Golden China Shares of the Dissenting Offeree. If a Dissenting Offeree fails to notify the Offeror of such election, such holder is deemed to have elected to transfer to the Offeror the Golden China Shares on the same terms as holders who accepted the Offer. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Golden China referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Golden China Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Golden China Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition and is qualified in its entirety by the provisions of Section 206 of the CBCA. **Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights thereunder may be lost or altered. In the event the Offeror acquires the Golden China Shares not tendered to the Offer pursuant to Section 206 of the CBCA, Shareholders should review Section 206 of the CBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about those provisions of the CBCA should consult their legal advisors.**

See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the foregoing statutory right of Compulsory Acquisition is not available or the Offeror elects not to pursue such right, Sino Gold has covenanted in the Support Agreement to use all commercially reasonable efforts to complete an amalgamation, plan of arrangement, amendment to articles, capital reorganization, share consolidation or other transaction involving Golden China and the Offeror and/or one or more affiliates of the Offeror (a "Subsequent Acquisition Transaction") for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Golden China Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by the Offeror) at the consideration per Golden China Share paid by the Offeror under the Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of the Golden China Shares acquired pursuant to the Offer.

Rule 61-501 and Regulation Q-27 may respectively deem a Subsequent Acquisition Transaction to be a "business combination" or "going private transaction" if such Subsequent Acquisition Transaction would result in the interest of a holder of the Golden China Shares being terminated without the consent of the holder and a "related party" of Golden China, directly or indirectly, acquiring Golden China or combining with Golden China through an amalgamation, arrangement or otherwise. Following completion of the Offer, the Offeror would be a "related party" of Golden China for purposes of Rule 61-501 and Regulation Q-27. Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to Rule 61-501 and Regulation Q-27 exempting Golden China and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of Rule 61-501 and Regulation Q-27. An exemption is available under Rule 61-501 and Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of 66⅔% of the votes cast by holders of the outstanding Golden China Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would also require that, in addition to any other required securityholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" Shareholders of each class of affected securities must be obtained. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Golden China Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any business combination or going private transaction, the "minority" Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, related parties of the Offeror or any person or company acting jointly or in concert with the Offeror in connection with the Offer or any subsequent business combination or going private transaction. Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat the Golden China Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer and the Shareholder that tendered the Golden China Shares was not: (a) acting jointly or in concert with the Offeror in respect of the Offer; (b) a direct or indirect party to any connected transaction to the Offer; or (c) entitled to receive, directly or indirectly, in connection with the Offer consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada or a collateral benefit. The Offeror currently intends that the consideration offered for the Golden China Shares under any Subsequent Acquisition Transaction proposed by it would be identical to the Offered Consideration and the Offeror intends to cause the Golden China Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by Rule 61-501 and Regulation Q-27, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction also may result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Golden China Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Golden China Shares. The fair value so determined could be more or less than the amount paid per Golden China Share pursuant to such transaction or pursuant to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of the Golden China Shares, would necessarily be subject to a number of considerations, including the number of the Golden China Shares acquired pursuant to the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 16 of the Circular, "Certain Australian Income Tax Considerations".

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Other Alternatives

If the Offeror is unable or decides not to effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Golden China Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Golden China, or taking no action to acquire additional Golden China Shares. Subject to applicable Laws, any additional purchases of the Golden China Shares could be at a price greater than, equal to, or less than the price to be paid for the Golden China Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Golden China Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all of the Golden China Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for the Golden China Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations or going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations or going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority Shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

14. RISK FACTORS RELATED TO THE OFFER

The combination of Sino Gold's business and operations with those of Golden China following a successful completion of the Offer is subject to certain risks, which should be considered by Shareholders in evaluating whether to accept the Offer. The risk factors set out below relate to the combination of the business and operations of Sino Gold and Golden China. For information on additional risks and uncertainties relating to the business of Sino Gold, reference should be made to Section "Risk Factors" in Schedule "B".

Shareholders will receive Sino Gold Shares based on the fixed exchange ratio of 0.2222 Sino Gold Shares for each Golden China Share. The exchange ratio will not vary with market price and currency fluctuations and consequently, the Sino Gold Shares issued under the Offer may have a market value lower in C$ or A$ than expected.

The Offeror is offering to purchase Golden China Shares on the basis of 0.2222 of a Sino Gold Share for each Golden China Share. Because the Exchange Ratio will not be adjusted to reflect any changes in the market value of Sino Gold Shares or in the applicable currency exchange rate, the market values in Canadian dollars or Australian dollars of the Sino Gold Shares and the Golden China Shares at the time of any take-up of Golden China Shares under the Offer may vary significantly from the values at the date of this Offer and Circular or the date that Shareholders tender their Golden China Shares.

After the consummation of the Offer, Golden China could become a majority-owned subsidiary of Sino Gold and Sino Gold's interest could differ from that of any remaining minority Shareholders or other securityholders of Golden China.

After the consummation of the Offer, Sino Gold may have the power to elect the directors of Golden China, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Golden China's constating documents and approving mergers or sales of Golden China's assets. In particular, after the consummation of the Offer, Sino Gold intends to integrate Golden China and Sino Gold, by merger or other transaction whereby the operations of Golden China and Sino Gold are combined. Sino Gold's interests with respect to Golden China may differ from, and conflict with, those of any remaining minority Shareholders or other securityholders of Golden China.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Golden China Shares not deposited under the Offer will be reduced, which may affect the price of the Golden China Shares, the ability of a Shareholder to dispose of their Golden China Shares and the ability of a holder of Convertible Securities to dispose of the Convertible Securities or underlying Golden China Shares.

If the Offer is successful, the liquidity and market value of the remaining Golden China Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Golden China Shares acquired pursuant to the Offer, following the completion of the Offer, the Golden China Shares may no longer meet the TSX requirements for continued listing. In addition, to the extent permitted under applicable law and stock exchange regulations, Sino Gold intends to seek to cause the delisting of the Golden China Shares on the TSX. As such, the market for the Golden China Shares could be adversely affected.

If Golden China Shares are delisted and Golden China ceases to be a "public corporation" for the purposes of the Tax Act, Golden China Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of Golden China Shares, as described in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada - Delisting of Shares Following Completion of the Offer".

In addition, with effect from the CDI Expiry Time, Golden China intends to delist from the ASX. If CDI Holders hold CDIs at the CDI Expiry Time, such remaining CDIs will be cancelled, and the CDI Holders will become the legal holders of the underlying Golden China Shares.

Shareholders of Golden China will realize dilution of their interest.

Sino Gold expects to issue approximately 12,682,550 Sino Gold Shares under the Offer (including DSUs). In addition, Sino Gold has also made offers for Convertible Securities that could result in approximately an additional 4,698,579 Sino Gold Shares being issued. As well, on October 11, 2007, Sino Gold made an offer to all holders of convertible notes ("Convertible Noteholders") issued by Sino Gold on March 17, 2005 ("Convertible Notes") inviting them to surrender their Convertible Notes for conversion into Sino Gold Shares. The maximum number of Sino Gold Shares to be issued to Convertible Noteholders (i.e. if all Convertible Noteholders surrender their Convertible Notes for conversion into Sino Gold Shares) is 15,383,045. These issuances would result in Sino Gold having a total of 224,350,589 Sino Gold Shares outstanding. As a result of these issuances, the Shareholders' ownership interest in the combined company will be diluted, relative to their current ownership interest in Golden China. Golden China Shareholders will hold approximately 5.6% of the Sino Gold Shares outstanding upon the completion of the Offer and the Sino Gold Share issuances described above. See Schedule "B", "Information Relating to Sino Gold Mining Ltd. - Consolidated Capitalization".

The sale of Elected Sino Gold Shares may result in a "market overhang" that could adversely affect the market price of Sino Gold Shares for a short period immediately after completion of the Offer.

If a large number of Golden China Shareholders make the Cash Sales Election as described in Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections", this may lead to a significant increase in the number of Sino Gold Shares available for sale or the perception that such additional sales may occur, either of which may adversely affect the market for, and the market price of, Sino Gold Shares.

The integration of Sino Gold and Golden China may not occur as planned.

The Offer has been made with the expectation that its successful completion will result in cost savings and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether the operations of Sino Gold and Golden China can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

The combination of Sino Gold and Golden China may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Golden China Shares, it is likely to be necessary, following the completion of the Offer, for the Offeror or an affiliate of the Offeror to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Golden China Shares or similar rights. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Golden China Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent or similar rights in respect of a substantial number of Golden China Shares, which could result in the Offeror being required to make a very substantial cash payment that could have a material adverse effect on Sino Gold's financial position and its liquidity.

Shareholders who become shareholders of Sino Gold will have different rights under applicable Laws in Australia than under applicable Laws in Canada.

Upon completion of the Offer, Shareholders will become Sino Gold Shareholders. Since Sino Gold is a corporation registered under the laws of Australia, the rights of Sino Gold Shareholders are governed by the applicable Laws of the Australian state of New South Wales, including the *Corporations Act*, and by the constitution of Sino Gold. Since Golden China is a Canadian company, the rights of Shareholders are governed by the CBCA and by Golden China's articles and by-laws. There are differences to the rights and privileges of Shareholders and Sino Gold Shareholders and shareholders of Golden China may be adversely affected by these differences. See Schedule "C", "Comparison of Shareholder Rights", for a summary of some of these differences.

A different public disclosure regime applies to Sino Gold.

Golden China is subject to Canadian disclosure requirements. These disclosure requirements are different than those of Aûstralia and to which Sino Gold is subject. The public disclosure obligations and filings applicable to Golden China may not be comparable to the public disclosure obligations and filings applicable to Sino Gold. As a result a shareholder of Sino Gold may not receive or have access to the same disclosure and filings as a shareholder of Golden China.

The enforcement of shareholder rights by Shareholders resident in Canada may be adversely affected by the combination of Golden China and Sino Gold.

The enforcement by Shareholders of civil liabilities under Canadian securities Laws may be affected adversely by the fact that Sino Gold is organized under the laws of Australia and has locations and assets outside Canada, and that the Sino Gold officers and directors and some of the experts named in this Offer and Circular are residents of countries other than Canada.

Sino Gold may not realize the benefits of the combined company's growth projects.

As part of its strategy, Sino Gold will continue its efforts to develop new gold projects and will have an expanded portfolio of such projects as a result of the combination with Golden China. A number of risks and uncertainties are associated with the development of gold projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, gold prices, uncertainties relating to capital and other costs and financing risks.

15. CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, the following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act, as of the date hereof, to a Shareholder who sells Golden China Shares pursuant to the Offer or otherwise disposes of Golden China Shares pursuant to certain transactions described in Section 13 of the Circular, "Second Step Transactions", and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm's length with the Offeror and Golden China, (ii) is not affiliated with the Offeror or Golden China, and (iii) holds the Golden China Shares and will hold the Sino Gold Shares received in exchange for Golden China Shares as capital property.

Golden China Shares will generally be considered to be capital property to a Shareholder unless such Golden China Shares are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for the purposes of the Tax Act and whose Golden China Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have their Golden China Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property. Shareholders who do not hold their Golden China Shares as capital property should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances. Such election is not available in respect of the Sino Gold Shares.

This summary is based on the current provisions of the Tax Act and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA"). This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and assumes all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to (i) a Shareholder that is a "financial institution" for purposes of the "mark-to-market property" rules; (ii) a Shareholder that is a "specified financial institution"; (iii) a Shareholder an interest in which is a "tax shelter investment"; (iv) a Shareholder in respect of which Sino Gold will be a "foreign affiliate", as each of those terms is defined in the Tax Act; or (v) a Shareholder to whom proposed subsection 261(4) of the Tax Act applies. In addition, this summary is not applicable to Shareholders who acquired their Golden China Shares on the exercise of employee stock options. Such Shareholders should consult their own tax advisors.

The tax consequences to holders of Convertible Securities of exercising their Convertible Securities or exchanging or replacing their Convertible Securities with other securities, as described in Section 8 of the Offer, "Treatment of Convertible Securities", are not described in this Section 15 or in Section 16 of the Circular, "Certain Australian Income Tax Considerations". Holders of Convertible Securities should consult their own tax advisors for advice with respect to the potential income tax consequences to them in connection with the decision to exercise, exchange, or replace or not to exercise, exchange or replace, as the case may be, their Convertible Securities.

All amounts, including dividends, adjusted cost base and proceeds of disposition of Golden China Shares or Sino Gold Shares, must be determined in Canadian dollars for purposes of the Tax Act. Pursuant to proposed amendments to the Tax Act, any amount denominated in Australian dollars must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the tax consequences

to any particular Shareholder are made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or other local tax authority.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be, resident in Canada (a "Resident Shareholder")

Sale Pursuant to the Offer

Sale of Golden China Shares Under the Offer

A Resident Shareholder who sells Golden China Shares will be considered to have disposed of such Golden China Shares for proceeds of disposition equal to the fair market value, at the date of such disposition, of the Sino Gold Shares received for the Golden China Shares. The Resident Shareholder's cost of a Sino Gold Share received in exchange for Golden China Shares will be equal to the fair market value of the Sino Gold Share at the time of the exchange. The adjusted cost base of such Sino Gold Share to a Resident Shareholder will be determined by averaging the cost to the Resident Shareholder of the Sino Gold Share with the adjusted cost base to the Resident Shareholder of all other Sino Gold Shares owned by the Resident Shareholder and held as capital property immediately prior to such exchange. Generally, such Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Golden China Share to the Resident Shareholder immediately before the disposition. The general tax consequences to a Resident Shareholder realizing a capital gain or capital loss are described below under "Taxation of Capital Gains and Capital Losses".

Sale of Elected Sino Gold Shares

An Electing Shareholder who is a Resident Shareholder and who makes the Election to have its Elected Sino Gold Shares issued on its behalf to the Selling Agent who will, as agent for such Electing Shareholder, arrange for the sale of such Elected Sino Gold Shares on the Electing Shareholder's behalf will realize a capital gain (or a capital loss) on any such sale equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Sino Gold Share to the Electing Shareholder immediately before the disposition. The general tax consequences to a Resident Shareholder realizing a capital gain or capital loss are described below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

A Resident Shareholder generally will be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a "taxable capital gain") realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Golden China Share by a Resident Shareholder that is a corporation may be reduced by dividends previously received or deemed to have been received by it on such share, to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Golden China Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Golden China Shares. Resident Shareholders to whom these rules apply should consult their own tax advisors.

A Resident Shareholder that throughout the taxation year is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including an amount in respect of taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may be subject to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Compulsory Acquisition of Shares

As described under Section 13 of the Circular, "Second Step Transactions – Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Golden China Shares not deposited under the Offer pursuant to a Compulsory Acquisition. A Resident Shareholder who disposes of Golden China Shares in exchange for Sino Gold Shares in such circumstances generally will realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under "Sale of Shares Under the Offer" and "Taxation of Capital Gains and Losses".

A Resident Shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Golden China Shares will be considered to have disposed of such shares for proceeds of disposition equal to the amount fixed as such by the court (excluding the amount of any interest awarded by the court). As a result, such dissenting Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under "Sale of Golden China Shares Under the Offer" and "Taxation of Capital Gains and Capital Losses".

Any interest awarded to a dissenting Resident Shareholder by a court will be included in computing such Resident Shareholder's income for the purposes of the Tax Act.

Resident Shareholders whose Golden China Shares may be acquired in these circumstances should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

As described under Section 13 of the Circular, "Second Step Transactions – Subsequent Acquisition Transaction", if the Offeror does not acquire all of the Golden China Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Golden China Shares. Such means include an amalgamation, arrangement, capital reorganization, share consolidation, or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Golden China Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Golden China with the Offeror pursuant to which Shareholders who did not tender their Golden China Shares under the Offer would have their Golden China Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for Sino Gold Shares. A Resident Shareholder generally would not realize a capital gain or capital loss as a result of the exchange of its Golden China Shares for Redeemable Shares, and the Resident Shareholder's cost of the Redeemable Shares received would be equal to the aggregate adjusted cost base of the Golden China Shares to the Resident Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations, as discussed below) equal to the amount, if any, by which the fair market value on the date of the redemption of the Sino Gold Shares received on the redemption exceeded the paid-up capital for the purposes of the Tax Act of the Redeemable Shares. The difference between the aggregate of fair market value on the date of the redemption of the Sino Gold Shares and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for the purpose of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under "Sale of Golden China Shares Under the Offer" and "Taxation of Capital Gains and Capital Losses". A Resident Shareholder's cost of Sino Gold Shares received in exchange for Redeemable Shares would be equal to the fair market value of such Sino Gold Shares on the date of redemption.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be deemed not to be a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for the purposes of computing the Resident Shareholder's capital gain on the disposition of Redeemable Shares. Accordingly, Resident Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them. Subject to the potential application of this provision, dividends deemed to be received by a Resident Shareholder that is a corporation as a result of the redemption of the Redeemable Shares would be included in computing the corporation's income, but normally would also be deductible in computing the corporation's taxable income.

A Resident Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Shareholder's taxable income. Dividends deemed to be received by a Resident Shareholder who is an individual (including a trust) as a result of the redemption of the Redeemable Shares would be included in computing the Resident Shareholder's income, and would be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a taxable Canadian corporation. Recent changes to the Tax Act enhance the gross up and dividend tax credit for "eligible dividends". A dividend is eligible for these purposes if the paying corporation designates the dividend as an eligible dividend. There are limitations on the ability of a corporation to designate dividends as eligible dividends.

Under the current administrative practice of the CRA, Resident Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Golden China Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder in respect of such Golden China Shares (excluding any interest awarded by a court). However, because of uncertainty under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard. Any interest awarded to the Resident Shareholder by a court would be included in the Resident Shareholder's income for the purposes of the Tax Act.

A Subsequent Acquisition Transaction could also be implemented by means of a capital reorganization of Golden China pursuant to which Resident Shareholders who did not tender their Golden China Shares under the Offer would have their Golden China Shares exchanged for special shares of Golden China ("Special Shares") which would then be immediately sold to the Offeror for consideration consisting of Sino Gold Shares. A Resident Shareholder generally would not realize a capital gain or capital loss as a result of the exchange of its Golden China Shares for Special Shares, and the cost of the Special Shares received would be equal to the aggregate adjusted cost base of the Golden China Shares to the Resident Shareholder immediately before the exchange. Upon the sale of the Special Shares, the Resident Shareholder would realize a capital gain (or a capital loss) calculated in the manner and subject to the treatment described above under "Sale Pursuant to the Offer", but Resident Shareholders whose Special Shares may be so acquired should consult their own tax advisors in this regard. A Resident Shareholder's cost of Sino Gold Shares received in exchange for Special Shares would be equal to the fair market value of such Sino Gold Shares at the time of the exchange.

As an alternative to the amalgamation and capital reorganization discussed herein, the Offeror may propose a Subsequent Acquisition Transaction to be effected by an arrangement, share consolidation or other transaction, the tax consequences of which may differ from those arising on the sale of Golden China Shares under the Offer or an amalgamation or capital reorganization and would depend on the particular form and circumstances of such alternative transaction. No view is expressed herein as to the tax consequences of any such alternative transaction to a Resident Shareholder.

Holding and Disposing of Sino Gold Shares

Dividends on Sino Gold Shares

Dividends, if any, received or deemed to be received on Sino Gold Shares will be required to be included in computing the Resident Shareholder's income for the purposes of the Tax Act. Such dividends received by a Resident Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Resident Shareholder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which will include such dividends. Subject to the detailed rules in the Tax Act, a Resident Shareholder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends that the Resident Shareholder receives on the Sino Gold Shares.

Disposition of Sino Gold Shares

A disposition or deemed disposition of Sino Gold Shares by a Resident Shareholder will generally result in a capital gain (or a capital loss) equal to the amount by which the Resident Shareholder's proceeds of disposition of such Sino Gold Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Sino Gold Share to the Resident Shareholder immediately before the disposition. The general tax consequences to a Resident

Shareholder realizing a capital gain or capital loss are described above under "Taxation of Capital Gains and Capital Losses".

Proposed Foreign Investment Entity Legislation

On November 22, 2006, the Minister of Finance (Canada) released proposed legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute "foreign investment entities" ("FIEs") applicable for taxation years commencing after 2006 (the "FIE Tax Proposals"). The FIE Tax Proposals would apply to require a Resident Shareholder that holds a "participating interest" (that is not an "exempt interest") in a non-resident entity that is a FIE at the entity's taxation year-end to take into account in computing the holder's income for the holder's taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the holder's "designated cost" of such participating interest; (ii) in certain limited circumstances, any gains and losses accrued on such participating interest for the holder's taxation year; or (iii) in certain limited circumstances, a proportionate share of the FIE's income (or loss) for the FIE's taxation year ending in the holder's taxation year calculated using Canadian tax rules.

For the purposes of the FIE Tax Proposals, the Sino Gold Shares will constitute "participating interests" in Sino Gold. However, Sino Gold will not be a FIE at a particular time if either (a) at the end of the taxation year that includes that time, the "carrying value" of all of Sino Gold's "investment property" is not greater than one-half of the "carrying value" of all the property of Sino Gold, or (b) throughout the taxation year that includes that time, the principal undertaking of Sino Gold is the carrying on of a business that is not an "investment business". The determination of whether or not Sino Gold is a FIE must be made on an annual basis at the end of each taxation year of Sino Gold.

Even if Sino Gold is a FIE, a Sino Gold Share may be an "exempt interest" provided that throughout the period that Sino Gold Shares are held by a Resident Shareholder during a taxation year of Sino Gold: (i) Sino Gold is resident in Australia; (ii) the ASX continues to be a "prescribed stock exchange" for the purposes of the Tax Act (or, following the implementation of other proposed amendments to the Tax Act, a "designated stock exchange"); (iii) the Sino Gold Shares constitute an "arm's length interest" of the Resident Shareholder (as defined for the purposes of the FIE Tax Proposals) and (iv) Sino Gold Shares continue to be listed on the ASX (or on any other prescribed stock exchange or designated stock exchange, as the case may be). It is expected that the Sino Gold Shares will be "arm's length interests" of a particular Resident Shareholder for the purposes of the FIE Tax Proposals provided that such holder (together with entities and individuals with whom the holder does not deal at arm's length) does not hold, in the aggregate, more than 10% of all of the common shares of Sino Gold based on the fair market value of such securities. An additional requirement for a Sino Gold Share to constitute an "exempt interest" of a Resident Shareholder is that it is reasonable to conclude that the holder has no "tax avoidance motive" in respect of such share. For this purpose, the Resident Shareholder will be regarded as having a tax avoidance motive only if it is reasonable to conclude that the main reasons for acquiring or holding such shares include directly or indirectly benefiting principally from income, profits, gains or increases in value in respect of investment property and from the deferral or reduction of tax that would have been payable on such income, profits or gains.

The determination of whether the Sino Gold Shares constitute an exempt interest must be made on an annual basis at the end of the taxation year of Sino Gold and no assurances can be given that the Sino Gold Shares will constitute an exempt interest at any subsequent taxation year-end of Sino Gold. Resident Shareholders should consult their tax advisors about the application of the FIE Tax Proposals with respect to their particular circumstances.

Foreign Reporting

A Resident Shareholder who is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including Sino Gold Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property.

Subject to certain exceptions, a Resident Shareholder will be a "specified Canadian entity". Resident Shareholders are encouraged to consult their tax advisors as to whether they must comply with these rules.

Eligibility for Investment

As long as the Sino Gold Shares are listed on a prescribed stock exchange (which currently includes the ASX and the HKSE) or, following implementation of proposed amendments to the Tax Act, on a "designated stock exchange" (which is currently proposed to include the ASX and HKSE), the Sino Gold Shares will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans within the meaning of the Tax Act and, following implementation of proposed amendments to the Tax Act, a trusts governed by registered disability savings plans.

Shareholders Not Resident in Canada

The following summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Golden China Shares in connection with carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

Sale Pursuant to the Offer

Sale of Golden China Shares Under the Offer

A Non-Resident Shareholder who disposes of Golden China Shares to the Offeror pursuant to the Offer will not be subject to income tax under the Tax Act in respect of any capital gain realized on the disposition of such Shares provided the Golden China Shares are not "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the disposition of such Golden China Shares.

Generally, Golden China Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) the Golden China Shares are listed on a prescribed stock exchange (which currently includes the ASX and TSX) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the shares of any class or series of Golden China at any time during the 60 month period that ends at that time. Golden China Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Shareholder in certain circumstances specified under the Tax Act. Even if the Golden China Shares are taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

In the event that the Golden China Shares constitute taxable Canadian property to a Non-Resident Shareholder and a capital gain that is realized upon a disposition of such Golden China Shares to the Offeror is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, then, in such circumstances, the tax consequences as described above under "Shareholders Resident in Canada" will generally apply. Such Non-Resident Shareholders whose Golden China Shares are taxable Canadian property should consult their own tax advisors in this regard.

Sale of Elected Sino Gold Shares

An Electing Shareholder who is a Non-Resident Shareholder and who makes the Election to have its Elected Sino Gold Shares issued on its behalf to the Selling Agent who will, as agent for such Electing Shareholder, arrange for the sale of such Elected Sino Gold Shares on the Electing Shareholder's behalf will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of such Sino Gold Shares.

Compulsory Acquisition

As described under Section 13 of the Circular, "Second Step Transactions — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Golden China Shares not deposited under the Offer pursuant to a Compulsory Acquisition. Subject to the discussion below under "Delisting of Shares Following Completion of the Offer", the Canadian federal income tax consequences to a Non-Resident Shareholder who disposes of Golden China Shares in exchange for Sino Gold Shares in such circumstances generally will be as described above under "Shareholders Not Resident in Canada — Sale Pursuant To The Offer". Any interest awarded by a court and paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders whose Golden China Shares may be acquired in these circumstances should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

As described under Section 13 of the Circular, "Second Step Transactions — Subsequent Acquisition Transaction", if the Offeror does not acquire all of the Golden China Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Golden China Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under "Shareholders Resident in Canada - Subsequent Acquisition Transaction". Whether or not a Non-Resident Shareholder will be subject to tax under the Tax Act on any such capital gain will depend on whether the Golden China Shares, Redeemable Shares or Special Shares, as the case may be, are "taxable Canadian property" to the Non-Resident Shareholder for purposes of the Tax Act and whether the Non-Resident Shareholder is entitled to relief under an applicable income tax treaty or convention, and other circumstances at that time (see in particular the discussion below under "Delisting of Shares

Following Completion of the Offer"). Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty or convention. Any interest awarded by a court and paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax in the same manner as described above under "Shareholders Not Resident in Canada — Compulsory Acquisition". Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Golden China Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Shares Following Completion of the Offer

As described above in Section 12 of the Circular, "Regulatory Considerations - ASX and HKSE", the Golden China Shares are expected to be delisted from the ASX at the CDI Expiry Time and may cease to be listed on the TSX following the completion of the Offer and may not be listed on the ASX or the TSX at the time of their disposition by a Non-Resident Shareholder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Golden China Shares are not listed on a prescribed stock exchange (which includes the ASX and the TSX) at the time they are disposed of: (a) the Golden China Shares will generally be "taxable Canadian property" to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, unless any such gain is exempt from taxation under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention; and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General for Canada on behalf of the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of not disposing of their Golden China Shares pursuant to the Offer.

16. CERTAIN AUSTRALIAN INCOME TAX CONSIDERATIONS

In the opinion of Deacons, the information in this Section 16 is intended only to provide a general overview of the Australian income and capital gains tax implications for persons who are non-residents of Australia for Australian tax purposes. It does not address tax considerations for shareholders in the jurisdiction in which they are resident. This overview is not intended to be comprehensive, nor is it a discussion of all possible tax consequences. Shareholders should not rely on the information provided herein as tax advice in relation to their own affairs but should seek independent taxation advice with respect to the tax consequences of an investment in the Shares having regard to their particular circumstances.

Australian Dividend Withholding Tax

Shareholders may be subject to Australian dividend withholding tax on dividends paid in relation to Sino Gold Shares they acquire. The general rate of dividend withholding tax is 30% of the gross dividend. Where the shareholder is resident in a country that has a double tax agreement with Australia, that double tax agreement may specify a lower rate of dividend withholding tax that is applicable. For example, at the date of this Circular, the rate of Australian dividend withholding tax that is applicable to Canadian resident shareholders is generally a rate not exceeding 15% of the gross dividend.

Dividends paid to a non-resident will not be subject to Australian dividend withholding tax in certain circumstances, such as:

(a) to the extent to which the dividend has been "franked" under Australia's imputation system of company taxation. Dividends will be franked to the extent that the profits from which the dividends are been paid have been subject to Australian corporate tax; or

(b) to the extent to which the dividend is declared to be "conduit foreign income". Conduit foreign income includes amounts from sources outside Australia that would not be subject to taxation in Australia.

Australian Capital Gains Tax (CGT)

A non-resident of Australia holding shares on capital account will only be subject to Australian capital gains tax ("CGT") on disposal of their shares (or another CGT event occurring in relation to their shares) if the shares are an "indirect Australian real property interest". In general terms the Golden China Shares (or the CDIs), or the Sino Gold Shares acquired by a Shareholder in respect of the Offer, will be treated as an "indirect Australian real property interest" if:

(a) the non-resident shareholder (together with associates) holds an interest of 10% or more in a company; and

(b) more than 50% of the value of the company's assets is attributable to "taxable Australian real property" (namely, real property situated in Australia or mining, quarrying or prospecting rights in Australia).

It is not considered that more than 50% of the value of the assets of Golden China are attributable to "taxable Australian real property" and, therefore, the Golden China Shares should not be treated as an "indirect Australian real property interest". Accordingly, Australian CGT should not apply on disposal of the Golden China Shares or the CDIs (or other CGT event occurring in relation to the Golden China Shares or the CDIs). Given that Australian CGT should not apply, an Electing Shareholder that is a non resident of Australia and who makes the Election to have its Elected Sino Gold Shares issued on its behalf to the Selling Broker who will, as trustee or agent for such Electing Shareholder, arrange for the sale of such Elected Sino Gold Shares on the Electing Shareholder's behalf, should not be subject to Australian withholding tax from the proceeds paid to that Electing Shareholder.

It is also not considered that more than 50% of the value of the assets of Sino Gold are attributable to "taxable Australian real property" as at the date of this Offer and, therefore, the Sino Gold Shares acquired by a Shareholder in respect of the Offer should not be treated as an "indirect Australian real property interest" as at the date of this Offer. If it is the case that not more than 50% of the value of the assets of Sino Gold are attributable to "taxable Australian real property" at the time of disposal of the Sino Gold Shares (or other CGT event occurring in relation to the Sino Gold Shares) the Sino Gold Shares should not be treated as an "indirect Australian real property interest" at that time. Shareholders should seek independent taxation advice as to the CGT implications of disposal of the Sino Gold Shares at the relevant time.

Shareholders that hold their Golden China Shares on revenue account or as trading stock should seek independent taxation advice as to the Australian taxation implications of disposal of their Golden China Shares.

17. ACCEPTANCE OF OFFER

As previously disclosed in Sino Gold's press release announcing the signing of the Support Agreement, Baker Steel Capital Managers (which owned approximately 5.4% of Golden China Shares as at September 7, 2007) indicated verbal support for the Offer and have advised Sino Gold that unless there is any material change in circumstances they will be tendering their Golden China Shares to the Offer. Except for the foregoing and as otherwise set forth herein (see Section 3 of the Circular, "Background to the Offer—Lock-up Agreements"), the Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

18. LEGAL MATTERS AND LEGAL PROCEEDINGS

Certain legal matters relating to the Offer (including the issuance of the Sino Gold Shares offered under the Offer) will be passed upon on behalf of the Offeror by Stikeman Elliott LLP in Canada and Deacons in Australia.

19. EXPERTS

As at the date hereof, to the knowledge of the Offeror's directors, the partners and associates of Stikeman Elliott LLP and the partners and employees of Deacons, each collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of Golden China and less than 1% of the outstanding securities of Sino Gold.

As at the date hereof, to the knowledge of the Offeror's directors, the partners, employees, engineers and qualified persons of SRK Consulting (Australasia) Pty Ltd., beneficially own, directly or indirectly, less than 1% of the outstanding securities of Golden China and less than 1% of the outstanding securities of Sino Gold.

20. DEPOSITARIES AND INFORMATION AGENTS

Computershare Investor Services Inc. (in respect of Golden China Shares only) and Computershare Investor Services Pty Limited (for CDIs only) have been retained as the Depositaries, and Georgeson Shareholder Communications Canada Inc. in North America and Georgeson Shareholder Communications Pty Ltd. in Australia and internationally outside North America have been retained as the Information Agents, for the Offer. The Depositaries and Information Agents may contact Shareholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of the Golden China Shares.

The Depositaries and the Information Agents will each receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Except as otherwise set forth in this Offer and Circular, no broker, depositary, information agent, dealer, bank or trust company shall be deemed to be an agent of the Offeror for the purposes of the Offer.

21. SOLICITING BROKERS

Investment dealers, investment advisors and/or registered representatives employed by any dealers may, if permitted by applicable securities Laws, solicit acceptances of the Offer (each such Person soliciting acceptances of the Offer is referred to herein as a "Soliciting Dealer"). The Offeror has (subject to the qualifications in the next paragraph) agreed to pay to each Soliciting Dealer a broker handling fee equal to C$0.05 (or A$0.06) (the "Broker Handling Fee") for each such Golden China Share deposited through such Soliciting Dealer and taken up by the Offeror under the Offer.

The aggregate amount payable with respect to any single beneficial holder of Golden China Shares is subject to a minimum payment of approximately C$43 or A$50, and a maximum payment of approximately C$645 or A$750 for each acceptance. When Golden China Shares deposited are beneficially owned by more than one Person, only one minimum and maximum amount will be applied. The Broker Handling Fee is payable in Canadian dollars to any Soliciting Dealer located in Canada and in Australian dollars to any Soliciting Dealer located in Australia or elsewhere internationally. No fee will be payable for deposits of less than 500 Golden China Shares or for deposits of Golden China Shares held by shareholders, directors or officers subject to Lock-up Agreements. See Section 3 of the Circular, "Background to the Offer".

Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee for Golden China Shares deposited by clients of the investment advisor or registered representative.

In addition to the foregoing, the Offeror has also appointed Austock Corporate Finance ("Austock"), an Australian broker, to facilitate the sale of the Elected Sino Gold Shares, as well as to assist the Offeror with the solicitation of major institutional shareholders of Golden China Shares. Austock is expected to receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

22. AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of Sino Gold are Ernst and Young Chartered Accountants, 680 George Street, Sydney, NSW, Australia.

The Australian share registry for the Sino Gold Shares is Registries Limited, at its principal office at 28 Margaret Street, Sydney, NSW 2000, Australia. The Hong Kong share registrar for the Sino Gold Shares is Computershare Hong Kong Investor Services Limited, at its principal office at Shops 1712 - 1716, 17th floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

23. OTHER MATTERS RELATING TO THE OFFER

No fee or commission will be payable by Shareholders to the Offeror for the deposit of the Golden China Shares under the Offer, however, a Depositing Shareholder's broker or other nominee may charge a fee or commission in connection with the Offer. Shareholders should contact their broker or other nominee for information on any such fees and commissions that are payable.

24. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

AUDITORS' CONSENT

To: The Board of Directors of Sino Gold Mining (Canada) Ltd. (the "Offeror")

We have read the Offer and Circular of the Offeror dated October 24, 2007 (the "Circular") relating to the offer by the Offeror to purchase all of the issued and outstanding shares of Golden China Resources Corporation.

We hereby give our consent to the inclusion in the aforementioned Circular of:

- our Independent Accountant's Report dated 24 October, 2007 to the Board of Directors of Sino Gold on the audited consolidated Balance Sheet as at 31 December, 2004, 2005 and 2006 and the Income Statement, Statement of Changes in Equity, Cash Flow Statement and applicable notes to these statements for the years ended 31 December, 2004, 2005 and 2006;

- our independent review report dated August 21, 2007 to the members of Sino Gold on the condensed financial report for the half year ended June 30, 2007; and

- our compilation report dated 24 October, 2007 to the Board of Directors of Sino Gold on the unaudited pro forma consolidated balance sheet as at June 30, 2007 and the unaudited pro forma consolidated operating statement for the six months ended June 30, 2007 and the year ended December 31, 2006.

Ernst & Young has made no other statement that is included in the Circular or any statement on which a statement made in the Circular is based. Ernst & Young expressly disclaims and takes no responsibility for any statements in or omissions from this Circular. This applies to the maximum extent permitted by law and does not apply to any matter to the extent to which consent is given above.

(Signed) Ernst & Young
Sydney, Australia
October 24, 2007

CONSENT OF COUNSEL

To: The Board of Directors of the Offeror

We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated October 24, 2007 made by the Offeror to the holders of the Golden China Shares.

Toronto, Canada
October 24, 2007

(Signed) STIKEMAN ELLIOTT LLP

CONSENT OF COUNSEL

To: The Board of Directors of the Offeror

We hereby consent to the reference to our opinion contained under "Certain Australian Income Tax Considerations" in the Circular accompanying the Offer dated October 24, 2007 made by the Offeror to the holders of the Golden China Shares.

Sydney, Australia
October 24, 2007

(Signed) DEACONS

APPROVAL AND CERTIFICATE OF THE OFFEROR

Dated: October 24, 2007

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

SINO GOLD MINING (CANADA) LTD.

(Signed) Jacob Klein Chief Executive Officer	(Signed) Wayne Rossiter Chief Financial Officer

On behalf of the Board of Directors of Sino Gold Mining (Canada) Ltd.

(Signed) Jacob Klein Director	(Signed) Ivo Polovineo Director

APPROVAL AND CERTIFICATE OF SINO GOLD MINING LIMITED ABN 42 093 518 579

Dated: October 24, 2007

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of Sino Gold Mining Limited. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

SINO GOLD MINING LIMITED ABN 42 093 518 579

(Signed) Jacob Klein
Chief Executive Officer

(Signed) Wayne Rossiter
Chief Financial Officer

On behalf of the Board of Directors of Sino Gold Mining Limited ABN 42 093 518 579

(Signed) Jim Askew
Director

(Signed) Brian Davidson
Director

Questions and requests for assistance may be directed to the Information Agents for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.
(in North America)

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free: 1-888-605-7644

GEORGESON SHAREHOLDER COMMUNICATIONS AUSTRALIA PTY LTD.
(Australia and International (except North America))

Level 1, 60 Carrington Street,
Sydney, NSW 2000

Telephone: 61 3 9415 4682
(for International CDI holders, excluding North American holders)
1-800-339-135 (Free call for holders of CDIs in Australia)

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.
(in respect of Golden China Shares only)

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, ON, Canada M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, ON, Canada M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555
e-mail: corporateactions@computershare.com

COMPUTERSHARE INVESTOR SERVICES PTY LIMITED
(for CDIs only)

By Mail: GPO Box 7043, Sydney NSW 2001
By Hand or by Courier: Level 2, 60 Carrington Street, Sydney NSW 2000

Shareholders may also contact their investment dealer, broker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 9. Reasonably required additional copies of the Offer and Circular may be obtained without charge on request from the Depositaries.

CDI Holders should contact their brokers or the CDI Nominee for further information.

SCHEDULE "A"
FINANCIAL INFORMATION



Sino Gold Mining Limited

ABN 42 093 518 579

Half-Year Financial Report

for the half-year ended 30 June 2007



Condensed Income Statement

HALF-YEAR ENDED 30 JUNE 2007	Notes	CONSOLIDATED	
		Half-year to June 2007	Half-year to June 2006
		A$000	A$000
Revenue from sale of gold	2	-	5,429
Other expenses	2	(4,958)	(8,166)
Other income	2	2,677	580
Finance costs	2	(5,123)	(2,214)
		(7,404)	(4,371)
Gain / (loss) on fair value of vested share options - derivative	2	4,287	(3,626)
Total loss from continuing operations before tax		(3,117)	(7,997)
Income tax expense		-	-
NET LOSS ATTRIBUTABLE TO MEMBERS OF SINO GOLD LIMITED		(3,117)	(7,997)
Basic loss per share (cents per share)		(1.72)	(5.23)
Diluted loss per share (cents per share)		(1.72)	(5.23)



Condensed Balance Sheet

AS AT 30 JUNE 2007	Notes	CONSOLIDATED	
		AS AT 30 June 2007 A$000	AS AT 31 December 2006 A$000
CURRENT ASSETS			
Cash and cash equivalents		100,518	13,923
Restricted cash	5(c)	53,022	7,582
Trade and other receivables		2,891	2,550
Inventories		14,401	1,412
Prepayments		342	6,967
TOTAL CURRENT ASSETS		171,174	32,434
NON-CURRENT ASSETS			
Receivables		1,841	3,067
Property, plant and equipment	3	385	226
Deferred exploration, evaluation and development costs	4	287,604	240,074
TOTAL NON-CURRENT ASSETS		289,830	243,367
TOTAL ASSETS		461,004	275,801
CURRENT LIABILITIES			
Trade and other payables		29,386	25,258
Provisions		602	645
Interest bearing liabilities	5	56,987	9,742
Derivatives	6	25,709	25,205
TOTAL CURRENT LIABILITIES		112,684	60,850
NON-CURRENT LIABILITIES			
Interest bearing liabilities	5	78,850	89,900
Derivatives	6	61,794	71,138
TOTAL NON-CURRENT LIABILITIES		140,644	161,038
TOTAL LIABILITIES		253,328	221,888
NET ASSETS		207,676	53,913
EQUITY			
Issued capital	7	327,594	168,259
Convertible notes – equity component		3,228	3,228
Accumulated losses		(67,422)	(64,305)
Other reserves		(98,472)	(87,343)
Total parent entity interest in equity		164,928	19,839
Outside equity interests		42,748	34,074
TOTAL EQUITY		207,676	53,913



Condensed Cash Flow Statement

HALF-YEAR ENDED 30 JUNE 2007	CONSOLIDATED	
	Half-year to June 2007	Half-year to June 2006
	A$000	A$000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	-	5,430
Payments to suppliers, employees and others	**(5,178)**	(6,371)
Interest received	**2,681**	330
Interest paid	**(5,181)**	(1,776)
Other	**(263)**	250
NET CASH FLOWS USED IN OPERATING ACTIVITIES	**(7,941)**	(2,137)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(271)**	(15)
Payments for exploration, evaluation and development	**(58,050)**	(51,688)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	**(58,321)**	(51,703)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of ordinary shares	**171,007**	69,942
Share issue costs	**(10,752)**	(7,646)
Proceeds from borrowings	**43,803**	20,180
Proceeds from repayment of employee loans	**1,196**	193
NET CASH FLOWS FROM FINANCING ACTIVITIES	**205,254**	82,669
NET INCREASE / (DECREASE) IN CASH HELD	**138,992**	28,829
Cash and cash equivalents at beginning of period	**21,505**	28,769
Effects of exchange rate changes on cash	**(6,957)**	(150)
CASH AND CASH EQUIVALENTS (INCLUDING RESTRICTED CASH) AT END OF PERIOD	**153,540**	57,448



Condensed Statement of Changes in Equity

HALF-YEAR ENDED 30 JUNE 2007

CONSOLIDATED	Issued capital A$'000	Convertible notes Equity component A$'000	Retained earnings A$'000	Other Reserves A$'000	Outside Equity interests A$'000	Total A$'000
At 1 January 2007	168,259	3,228	(64,305)	(87,343)	34,074	53,913
Currency translation differences	-	-	-	(11,386)	-	(11,386)
Movement in fair value of cashflow hedges	-	-	-	(1,281)	-	(1,281)
Total income / (expense) for the period recognised directly in equity	-	-	-	(12,667)	-	(12,667)
Loss for the period	-	-	(3,117)	-	-	(3,117)
Total income / (expense) for the period	-	-	(3,117)	(12,667)	-	(15,784)
Share issue costs	(11,672)	-	-	-	-	(11,672)
Allotment of new shares	169,391	-	-	-	-	169,391
Exercise of options	1,616	-	-	-	-	1,616
Cost of share based payments	-	-	-	1,538	-	1,538
Minority equity uplift in development and production assets	-	-	-	-	8,674	8,674
At 30 June 2007	327,594	3,228	(67,422)	(98,472)	42,748	207,676



Condensed Statement of Changes in Equity

HALF-YEAR ENDED 30 JUNE 2007 (Continued)

CONSOLIDATED	Issued capital A$'000	Convertible notes Equity component A$'000	Retained earnings A$'000	Other Reserves A$'000	Outside Equity interests A$'000	Total A$'000
At 1 January 2006	101,949	3,228	(44,337)	(34,183)	11,491	38,148
Currency translation differences	-	-	-	120	-	120
Movement in fair value of cashflow hedges	-	-	-	(50,952)	-	(50,952)
Total income / (expense) for the period recognised directly in equity	-	-	-	(50,832)	-	(50,832)
Loss for the period	-	-	(7,997)	-	-	(7,997)
Total income / (expense) for the period	-	-	(7,997)	(50,832)	-	(58,829)
Share issue costs	(3,685)	-	-	-	-	(3,685)
Allotment of new shares	63,531	-	-	-	-	63,531
Exercise of options	6,411	-	-	-	-	6,411
Cost of share based payments	-	-	-	626	-	626
Minority equity uplift in development and production assets	-	-	-	-	7,549	7,549
At 30 June 2006	168,206	3,228	(52,334)	(84,389)	19,040	53,751

Notes to the Half-Year Financial Statements



30 JUNE 2007

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

Corporate Information

The financial report of Sino Gold Mining Limited (the Company) for the half-year ended 30 June 2007 was authorised for issue on 21 August 2007 in accordance with a resolution of the directors. Sino Gold Mining Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange and the Main Board of The Stock Exchange of Hong Kong Limited.

Summary of significant accounting policies

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Sino Gold Mining Limited as at 31 December 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Sino Gold Mining Limited and its controlled entities during the half-year ended 30 June 2007 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

(a) Basis of preparation

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared in accordance with the historical cost convention except for derivative financial instruments and vested share options which have been measured at fair value. The half-year financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars($'000) unless otherwise stated under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the class order applies.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 31 December 2006. There have been no changes in accounting policies as a result of the adoption of amending standards mandatory for annual reporting periods beginning on or after 1 January 2007.

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Sino Gold Mining Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.



Notes to the Half-Year Financial Statements

30 JUNE 2007 (Continued)

	Notes	CONSOLIDATED	
		Half-year to June 2007	Half-year to June 2006
		A$000	A$000
2. LOSS FROM ORDINARY ACTIVITIES			
(a) **Specific Items**			
Profit from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:			
(i) **Revenues from ordinary activities**			
Revenue from sale of gold		-	5,429
Other income			
Other operating revenue		(4)	250
Interest revenue		2,681	330
		2,677	580
		2,677	6,009
(ii) **Other expenses**			
Depreciation and amortisation		57	28
Employee benefits		493	339
Share based payments expense		1,220	626
Mining costs, raw materials and consumables		-	4,344
Deferred exploration costs written off		702	-
Loss on ineffective hedges		798	-
Corporate overheads		3,075	2,423
Foreign exchange (gain)/loss		(1,387)	250
Royalties paid		-	156
		4,958	8,166
(iii) **Finance costs**			
Interest paid and charged		4,687	2,070
Other borrowing costs		436	144
		5,123	2,214
(iv) **Gain / (loss) on fair value of vested share options – derivatives**			
Gain / (loss) on fair value of vested share options - derivatives		4,287	(3,626)



Notes to the Half-Year Financial Statements

30 JUNE 2007 (Continued)

	June 2007 A$000	December 2006 A$000
3. PROPERTY PLANT & EQUIPMENT		
Plant, equipment and leasehold		
Opening book value	**226**	339
Additions	**271**	107
Disposals	**(55)**	(142)
Depreciation for period	**(57)**	(78)
Net book value	**385**	226
4. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS		
Opening book value	**240,074**	102,868
Additions	**55,176**	121,917
Value of exploration licence contributed by minority interest partner	**8,674**	22,583
Deferred exploration costs written off	**(702)**	-
Foreign exchange adjustment	**(15,618)**	(7,294)
Net book value	**287,604**	240,074
5. INTEREST BEARING LIABILITIES		
- Current		
Jinfeng Project Loan (b)	**7,718**	2,061
Jinfeng Standby L/C Loan (c)	**48,233**	6,847
Jinfeng Financing Lease (d)	**-**	148
Deferred gold put option premium	**1,036**	686
	56,987	9,742



Notes to the Half-Year Financial Statements

30 JUNE 2007 (Continued)

	June 2007 A$000	December 2006 A$000
5. INTEREST BEARING LIABILITIES - continued		
- Non-current		
Convertible notes (a)		
Convertible notes at face value	**38,341**	41,122
Accrued interest	**536**	376
Un-amortised borrowing costs	**(1,266)**	(1,500)
	37,611	39,998
Jinfeng Project Loan (b)		
Prinicipal	**41,231**	48,884
Un-amortised borrowing costs	**(1,124)**	(1,403)
	40,107	47,481
Jinfeng Financing Lease (d)	**-**	593
Deferred gold put option premium	**1,132**	1,828
	78,850	89,900

(a) In March 2005 the company issued 35,000 convertible notes at an issue price of US$1,000 per note, raising a total of US$35 million. The notes are seven-year convertible notes maturing in March 2012. Interest is payable on the notes at the rate of 5.75% per annum. The price for conversion of the notes into ordinary shares in the Company is A$2.89 per share. The fair value of the liability was originally assessed at US$32.5 million. The company also has access to a further US$20 million under the Convertible Note facility.

(b) Jinfeng Project Loan - this financing facility is arranged and jointly underwritten by Standard Bank London Limited and Bayeriisch Hypo-und Vereinsbank AG for US$40 million plus US$2 million capitalised interest with a 7 year term. Repayments are made quarterly commencing 31 December 2007. Interest rate is LIBOR plus 3.25% margin pre-financial completion and 2.75% margin after financial completion.
The facility is secured against the following:
- Mortgage on all present and future immovable assets in the project;
- Pledge over all present and future movable equipment in the project;
- Pledge over the projects land use right, mining license, exploration license and operating permits; and
- Pledge over all material project contracts.

In addition, the Company and Sino Mining Guizhou Pty Limited has guaranteed until completion of the project construction, a first ranking charge over all shares of the Company in Sino Mining Guizhou Pty Limited and a first ranking pledge of the interest of Sino Mining Guizhou Pty Limited in the Borrower.

At 30 June 2007 the total drawdown amount was US$41.5 million (A$49.0 million).

(c) Jinfeng Standby L/C loan - The company has secured a standby cash collaterised L/C facility issued by its bankers to secure advances made by China Construction Bank, Guizhou Branch to the Jinfeng Project. The interest rate for this loan is currently 5.95%. Restricted cash held on deposit as security for this facility at 30 June 2007 was US$45.0 million (A$53.0 million).

(d) Jinfeng Financing Lease - The contract period is 5 years. Monthly payment of RMB97,000 are made to the lessor. This contract was terminated in March 2007 and all the outstanding balance was repayed.

(e) The Company has entered into a Cost Overrun facility in relation to the Jinfeng Project in the principal amount of US$3.7 million. No amounts have been drawn under this facility.



Notes to the Half-Year Financial Statements

30 JUNE 2007 (Continued)

	June 2007 A$000	December 2006 A$000
6. DERIVATIVES		
- Current		
Fair value of non-employee vested share options	14,420	19,845
Fair value of gold forward contracts & options	11,289	5,360
	25,709	25,205
- Non-current		
Fair value of gold forward contracts & options	61,794	71,138
	61,794	71,138
7. ISSUED CAPITAL		
Ordinary shares		
Issued and fully paid	327,594	168,259

Movements in ordinary shares on issue	Number of shares '000	A$000
At 1 January 2007	153,061	168,259
Issue of shares	28,155	171,007
Share issue and transaction costs	-	(11,672)
Closing balance	181,216	327,594

8. CONTINGENT LIABILITIES

There are no contingent liabilities as at 30 June 2007.

9. DIVIDENDS PAID AND PROPOSED

No dividends have been paid or proposed.

10. SEGMENT INFORMATION

The group operates entirely in the mining industry and in the sole geographical area of China. The operations comprise the mining and processing of gold ore and the sale of extracted gold.



Notes to the Half-Year Financial Statements

30 JUNE 2007 (Continued)

---

11. SUBSEQUENT EVENTS

On 3 August 2007 the Company's Board of Directors approved the development of the White Mountain project. Highlights of the White Mountain project are: 1) gold production of approximately 70,000 ounces per annum; 2) forecast capital cost of US$55 million (including contingency); 3) operating costs of less than US$250 per ounce; and 4) commissioning to commence in late 2008 with commercial production in early 2009.

On 13 August 2007 the Company announced a proposed offer to acquire all of the outstanding shares in Golden China Resources Corporation ("Golden China"). Under the key terms of the proposed offer, Golden China shareholders would receive one Sino Gold share for every 4.5 Golden China shares held which would result in an additional 12,616,790 Sino Gold shares being issued. A Definitive Support Agreement is expected to be finalised by 10 September 2007 and following this Sino Gold will provide interim funding to Golden China by subscribing to a private placement in Golden China shares. The subscription will be for the lesser of either Candian $5 million worth of Golden China common shares or such a number of Golden China shares to result in Sino Gold owning a 9.9% interest in Golden China.

12. CAPITAL EXPENDITURE COMMITMENT

The group has commenced development and construction of it's second gold mine, the White Mountain project in Jilin Province PRC which has a capital cost estimate of approximately US$55.0 million of which approximately US$2.7 million has been spent to 30 June 2007. The company has arranged sufficient funding to ensure that the balance of the commitment will be met.



Directors Declaration

In accordance with a resolution of the directors of Sino Gold Mining Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position as at 30 June 2007 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

J. Askew
Chairman

J. Klein
CEO

Sydney, 21 August 2007



Independent Audit Review Report

ERNST & YOUNG

■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

To the members of Sino Gold Mining Limited

Report on the Half-Year Condensed Financial Report

We have reviewed the accompanying half-year financial report of Sino Gold Mining Limited and the entities it controlled during the half-year, which comprises the condensed balance sheet as at 30 June 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Condensed Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Sino Gold Mining Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.



ERNST & YOUNG

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Sino Gold Mining Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Paul Flynn
Partner
Sydney
21st August 2007

AUDITED FINANCIAL INFORMATION FOR THE THREE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The Financial Information has been prepared in accordance with IFRS. The Financial Information has been prepared on a historical cost basis, except for derivative financial instruments, which have been measured at fair value. The accounting policies set out below have been consistently applied throughout the Relevant Periods. The Financial Information is presented in Australian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

Impact of new and revised IFRS

The following standards have been early adopted as at the beginning of the Relevant Periods:

IAS 1 (amended 2004)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 7 (amended 2003)	Cash Flow Statements
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (amended 2004)	Events after the Balance Sheet Date
IAS 11 (revised 2004)	Construction Contracts
IAS 12 (amended 2004)	Income Taxes
IAS 14 (amended 2004)	Segment Reporting
IAS 16 (amended 2004)	Property, Plant and Equipment
IAS 17 (amended 2004)	Leases
IAS 18 (amended 2004)	Revenue
IAS 19 (amended 2004)	Employee Benefits
IAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 20 (amended 2003)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 21 (amended 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 23 (amended 2003)	Borrowing Costs
IAS 24 (revised 2003)	Related Party Disclosures
IAS 26 (amended 2004)	Accounting and Reporting by Retirement Benefit Plans
IAS 27 (amended 2004)	Consolidated and Separate Financial Statements
IAS 28 (amended 2004)	Investments in Associates
IAS 31 (amended 2004)	Interests in Joint Ventures
IAS 32 (amended 2004)	Financial Instruments: Disclosure and Presentation
IAS 33 (amended 2004)	Earnings per Share
IAS 36 (amended 2004)	Impairment of Assets
IAS 37 (amended 2004)	Provision, Contingent Liabilities and Contingent Assets
IAS 38 (amended 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement
IAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 Amendment	The Fair Value Option

IAS 39 & IFRS 4	Financial Guarantee Contracts
Amendments	
IFRS 1	First-time Adoption of International Financial Reporting Standards
IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held For Sale and Discontinued Operations
IFRIC 1	Changes in Existing Decommissioning, Restoration and Similar Liabilities
IFRIC 2	Numbers' shares in Co-operative Entities and Similar Instruments
IFRIC — Int 4	Determining whether an Arrangement contains a Lease
IFRIC — Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC — Int 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

Impact of issued but not yet effective IFRS

The Group has not applied the following new and revised IFRS that have been issued but are not yet effective in the Financial Information.

IAS 1 Amendment	Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRS 8	Operating Segments
IFRIC — Int 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC — Int 8	Scope of IFRS 2
IFRIC — Int 9	Reassessment of Embedded Derivatives
IFRIC — Int 10	Interim Financial Reporting and Impairment
IFRIC — Int 11	IFRS 2 — Group and Treasury Share Transaction

The IAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 requires disclosure that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risk arising from those financial instruments and also incorporates many of the disclosure requirements of IAS 32. This IFRS shall be applied for annual periods beginning on or after 1 January 2007.

The Group has commenced its assessment of the impact of these IAS/IFRS/IFRIC pronouncements but it is not yet in a position to state whether these standards and interpretations would have a material impact on its results of operations and financial position.

(b) Basis of consolidation

The consolidated financial statements comprise the financial statements of Sino Gold Mining

Limited and its subsidiaries.

.The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions. including unrealised profits arising from intra-group transactions. have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The parent entity measures its investments in subsidiaries at cost.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Sino Gold Mining Limited has control.

The minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

(c) Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls. directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

(d) Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties. the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers. either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary. if the Group has unilateral control. directly or indirectly, over the joint venture;

(b) a jointly-controlled entity. if the Group does not have unilateral control, but has joint control. directly or indirectly, over the joint venture;

(c) an associate. if the Group does not have unilateral or joint control, but holds, directly or indirectly. generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

(e) Foreign currency translation

Following the issue of the US$ denominated convertible notes in March 2005, the functional currency of the Company was deemed to be US$. Prior to this event, the functional currency of the Company was considered to be Australian dollars. The functional currency of overseas subsidiaries is Renminbi ("RMB"). The Financial Information has been presented in Australian dollars (A$) as the Company is primarily listed on the Australian Stock Exchange ("ASX").

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rates of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated to the Company's functional currency using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated to the Company's functional currency using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the functional currency of Sino Gold Mining Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

As at the reporting date, the Group's results and financial position are translated from functional currency into presentation currency using the following procedures:

- assets and liabilities are translated at the closing rate at the date of balance sheet;
- income and expenses for each income statement are translated at exchange rates at the dates of the transactions; and
- all resulting exchange differences shall be recognised as a separate component of equity.

(f) Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

(g) Property, plant and equipment

Cost

Items of property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value.

Depreciation

Depreciation is provided on a straight-line basis over the estimated useful life of the asset, other than mine properties and equipment, which are depreciated on a unit of production basis to an estimated residual value.

Major depreciation periods are 5 to 15 years for non-mining plant and equipment or the lease term for leasehold improvements.

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying values may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

(h) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(i) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are utilised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

(j) Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs.

On the issue of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time, is recognised as a finance cost.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of issue costs. The value of the conversion option is not changed in subsequent years.

The corresponding equity dividends on those shares are charged as a distribution of profit and loss.

Issue costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

(k) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Provisions for the Group's obligations for land reclamation are based on estimates of required expenditure at the mines in accordance with PRC rules regulations. The Group estimates its liabilities for final reclamation and mine closure based upon detailed calculations of the amount and timing of the future cash expenditure to perform the required work. Spending estimates are escalated for inflation, then discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability such that the amount of provision reflects the present value of the expenditures expected to be required to settle the obligation. The Group records a corresponding asset in the period in which the liability is incurred. The asset is depreciated using the Units of Production method over its expected life and the liability is accreted to the projected expenditure date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognised at the appropriate discount rate.

(l) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ("equity-settled transactions"). The Executive and Employee Option Plan (EOP) is in place to provide these benefits. Options granted under this vest over a three-year period and have no attaching market or performance conditions.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using the Black Scholes option pricing model.

The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at the balance sheet date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Options granted to investors where there is no share based payment relationship and are denominated in a foreign currency are accounted for as derivative liabilities. These options are recorded on the balance sheet at fair value with any movements in fair value recorded directly in the income statement. Up until March 2005, the functional currency of the Company was A$, therefore, the US$ denominated option was accounted for as a derivative liability. Thereafter, the functional currency of the Company was US$, therefore, all A$ denominated options are accounted for as derivative liabilities from this time.

As the Company is now considered US$ functional, the US$ denominated options are no longer considered as derivative liabilities and the derivative liabilities previously created have been released to equity reserve of the Company.

(m) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer, being when the gold leaves the mine site.

Interest

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Management fees

Revenue from management fees is recognised in the period when services are rendered.

(n) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Consumable stores and spares — purchase cost on the first-in-first-out basis;
- Finished goods and work-in-progress — cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity;

- Gold in circuit and in transit — cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity;
- Ore stockpiles — cost of direct material and labour and a proportion of manufacturing overhead based on normal operating capacity.

(o) Derivative financial instruments

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while any ineffective portion is recognised immediately in the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects the income statement, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction or firm commitment occurs.

The consolidated entity enters into forward gold hedges where it agrees to sell specified ounces of gold at a predetermined gold price. The objective of these hedges is to match the forward agreements with anticipated cash flows from future gold sales and as such are considered cash flow hedges under IAS 39.

Purchased put options represent option contracts giving the owner the right, but not the obligation, to sell a specified amount of an underlying security at a specified price within a specified time.

Fixed forwards represent cash market transactions in which delivery of the commodity is deferred until after the contract has been made. Although the delivery is made in the future, a fixed price is determined on the initial trade date.

Spot deferred represents forward contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specified date or defer the delivery until a future date. If the delivery is postponed, a new contract price is established based on the old contract price plus a premium.

(p) Income tax

Tax-effect accounting is applied using the balance sheet method where deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where:

- The deferred income tax asset or liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

(q) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and short term deposits with an original maturity of three months or less.

For the purpose of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(r) Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(s) Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(t) Derecognition of financial assets and liabilities

Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

(u) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

(a) There is a change in contractual terms, other than a renewal or extension of the arrangement;

(b) A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

(c) There is a change in the determination of whether fulfilment is dependant on a specified asset; or

(d) There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios a), c) or d) and at the date of renewal or extension period for scenario b).

For arrangements entered into prior to 1 January 2005, the date of inception is deemed to be 1 January 2005 in accordance with the transitional requirements of IFRIC 4.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged reflected in the income statement.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

(v) Exploration and evaluation costs

Costs arising from exploration and evaluation activities are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not, at the balance sheet date, reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves. When the existence of economically recoverable reserves is not probable, provision for impairment is made in respect of the costs carried forward.

Grants and subsidies are offset against costs as incurred.

Costs carried forward in respect of an area of interest that is abandoned are written off in the period in which the decision to abandon is made.

(w) Mining operation development costs

Costs incurred in the development and construction of a mining operation are capitalised to the extent that the carrying amount does not exceed recoverable amount. Once production commences the carrying value is transferred to property, plant and equipment and depreciated accordingly.

(x) Mining rights

Mining rights are stated at the lower of cost and recoverable amount. The costs are capitalised as construction costs. Once production commences the carrying value is transferred to property, plant and equipment and depreciate over the life of mine.

(y) Borrowing costs

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

(z) Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of mining and exploration assets

The carrying value of mining and exploration assets, including property, plant and equipment and deferred exploration, evaluation and development costs, is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with the accounting policy as disclosed in the relevant part of this section. The recoverable amount of these assets, or, where appropriate, the cash generating unit to which they belong, is calculated as the higher of its fair value less costs to sell and value in use. Estimating the value in use required the Group to estimate future cash flows from the cash generating units and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Provision for obsolete inventories

Management reviews the condition of inventories of the Group and provides provision for obsolete and slow-moving inventory items identified that are no longer suitable for sale. For gold in circuit and ore stockpiles, management estimates the net realisable value for such inventories based primarily on the latest invoice prices and current market conditions. For consumable stores and spares, management reviews the condition for impairment when the carrying value may not be recoverable. The recoverable amount of consumable stores and spares, or, where appropriate, the cash generating units to which they belong, is calculated as the higher of its fair value less costs to sell and value in use. Estimating the value in use requires the Group to estimate future cash flows from the cash generating units and to choose a suitable discount rate in order to calculate the present value of those cash flows. The Group carries out an inventory review at each balance sheet date and makes provision for obsolete items.

Cash flow hedge

The management considers the hedged sales transactions to be highly probable and the gold derivatives are accounted for as cash flow hedge. This requires an estimation of production volume of Jinfeng mine. The carrying amount of gold derivatives liabilities at 31 December 2006 was A$76,498,000 (2005: A$25,924,000; 2004: A$6,308,000).

2. CONSOLIDATED INCOME STATEMENTS

The following is a summary of the consolidated income statements of the Group for the Relevant Periods:

	Notes	Year ended 31 December		
		2004	2005	2006
		A$000	A$000	A$000
Revenue	(a)	20,044	11,024	8,695
Cost of sales		(24,455)	(16,642)	(7,803)
Gross profit/(loss)		(4,411)	(5,618)	892
Other income	(b)	2,389	1,333	3,962
Administrative expenses		(5,598)	(6,953)	(8,243)
Other operating expenses		(11,345)	(12,548)	(10,489)
Finance costs	(e)	(373)	(2,503)	(6,176)
Loss before tax	(c)	(19,338)	(26,289)	(20,054)
Tax	(f)	—	—	—
Loss for the year		(19,338)	(26,289)	(20,054)
Attributable to:				
Equity holders of the parent		(19,338)	(26,289)	(20,054)
Dividends	(g)	—	—	—
Loss per share	(h)			
— basic (cents per share)		(15.0)	(20.3)	(13.7)
— diluted (cents per share)		N/A	N/A	N/A

Notes:

(a) Revenue

Revenue represents the net invoiced value of goods sold, after deduction of relevant taxes and allowances for returns and trade discounts. An analysis of the Group's revenue for the Relevant Periods is as follows:

	Year ended 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Revenue from the sale of gold	20,044	11,024	8,695

(b) Other income

	Year ended 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Interest received	2,076	1,019	1,516
Management fees	55	24	—
Gain on sale of the Jianchaling Gold Mine (Note)	—	—	2,129
Others	258	290	317
	2,389	1,333	3,962

Note: Pursuant to a sale and purchase agreement effective on 30 September 2006, the Company disposed of its equity interests in Jianchaling Gold Mine, a gold mine located in Shaanxi, the PRC, for a consideration of RMB12 million (A$2.0 million), resulting in a gain on disposal of A$2.1 million. During 2006, RMB7 million of the consideration was received in the form of specialised mining assets which were purchased for the Jinfeng joint venture. The remaining RMB5 million is due 180 days following the effective date of the agreement. This balance is non-interest bearing.

(c) Loss before tax

Loss before tax is arrived at after charging/(crediting):

		Year ended 31 December		
		2004	2005	2006
	Notes	A$000	A$000	A$000
Cost of inventories recognised as an expense		24,455	16,642	7,803
Depreciation and amortisation	3(a)	7,224	6,320	79
Operating lease rentals		227	263	250
Provision/(reversal of provision) for restoration and rehabilitation	3(k)	622	—	—
Provision for employee entitlements	3(n)	38	60	78
Auditors' remuneration		109	90	571
Employee benefits expenses (including directors' remuneration — Note 2(d)), analysed into:				
— wages and salaries		5,423	3,567	4,261
— equity-settled share option expense	6	445	568	1,296
— pension scheme contributions		675	592	541
		6,543	4,727	6,098
Gains on gold hedging *(Note i)		(28)	—	—
Mine property and equipment written off*	3(a)	10,865	4,735	—
Exploration and evaluation costs written off*	3(c)	2,251	—	—
Fair value losses/(gains) on option derivatives *(Note ii)		(1,618)	7,863	11,421
Foreign exchange gains, net*		(291)	(182)	(962)

Notes: * Items included in "other operating expenses" in the consolidated income statement.

(i) The Group qualified for hedge accounting from 1 January 2005. Prior to this the Group did not have the necessary documentation requirements in place to qualify for hedge accounting. As such, according to the accounting policy described in note 1(o), all fair value movements in the gold forward derivatives up to 1 January 2005 are recorded directly in the income statement. Thereafter, all fair value movements have been recorded in equity.

(ii) In accordance with the accounting policy described in note 1(l), the fair value of options granted to seed investors that are denominated in a foreign currency are treated as derivative liabilities. As such, these options are recorded at fair value with any movements in fair value being recorded in the income statement. From March 2005, being the date when the Company issued a US$ convertible note, the functional currency of the Company was deemed to be US$. Therefore, from this date, all Australian dollar denominated options issued to seed investors were considered as derivative liabilities.

(d) Directors' and senior executives' emoluments

Details of the remuneration of directors during the Relevant Periods are as follows:

	Year ended 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Fees	268	324	389
Other emoluments:			
Salaries, allowances and benefits in kind	1,272	1,256	983
Performance related bonuses	80	135	275
Retirement benefits	—	360	—
Employee share option benefits	314	285	535
Pension scheme contributions	130	101	152
	2,064	2,461	2,334

During the Relevant Periods, certain directors were granted share options in respect of their services to the Group, under the share option scheme of the Company, further details of which are set out in note 3(i) to the Accountants' Report. The fair value of such options, which has been amortised to the income statement, was determined as at the date of grant and included in the above directors' remuneration disclosure.

The name of the directors of the Company and their remuneration for the Relevant Periods are as follows:

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement benefits	Employee share option benefits	Pension scheme contributions	Total remuneration
	A$000	A$000	A$000	A$000	A$000	A$000	A$000
Year ended 31 December							
2004							
Executive directors:							
N Curtis	—	331	—	—	85	29	445
J Klein	—	585	40	—	85	45	755
H Xu	—	356	40	—	60	23	479
	—	1,272	80	—	230	97	1,679
Non-executive directors:							
P Cassidy	69	—	—	—	25	6	100
B Davidson	55	—	—	—	25	20	100
J Askew	75	—	—	—	25	—	100
J Zhong	52	—	—	—	—	5	57
D Zhang (retired on 19 March 2004)	17	—	—	—	9	2	28
	268	—	—	—	84	33	385
Total	268	1,272	80	—	314	130	2,064

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Retirement benefits	Employee share option benefits	Pension scheme contributions	Total remuneration
	A$000	A$000	A$000	A$000	A$000	A$000	A$000
2005							
Executive directors:							
N Curtis							
(retired on 10 November 2005)	—	310	—	360	76	20	766
J Klein	—	590	75	—	76	45	786
H Xu	—	356	60	—	54	23	493
	—	1,256	135	360	206	88	2,045
Non-executive directors:							
P Cassidy	108	—	—	—	22	4	134
B Davidson	72	—	—	—	22	3	97
J Askew	75	—	—	—	22	—	97
J Zhong	69	—	—	—	13	6	88
	324	—	—	—	79	13	416
Total	324	1,256	135	360	285	101	2,461
2006							
Executive directors:							
J Klein	—	608	150	—	309	47	1,114
H Xu	—	375	125	—	189	24	713
	—	983	275	—	498	71	1,827
Non-executive directors:							
P Cassidy	131	—	—	—	8	31	170
B Davidson	85	—	—	—	8	—	93
J Askew	95	—	—	—	8	—	103
J Zhong	78	—	—	—	13	7	98
P. Housden							
(appointed on 22 June 2006)	—	—	—	—	—	43	43
	389	—	—	—	37	81	507
Total	389	983	275	—	535	152	2,334

The number of directors whose remuneration fell within the following band is as follows:

	Year ended 31 December		
	2004	2005	2006
	Number of individuals	Number of individuals	Number of individuals
Nil to HK$1,000,000	5	4	4
HK$1,000,001 to HK$1,500,000	—	—	1
HK$1,500,001 to HK$2,000,000	—	—	—
HK$2,000,001 to HK$2,500,000	—	—	—
HK$2,500,001 to HK$3,000,000	2	1	—
HK$3,000,001 to HK$3,500,000	—	—	—
HK$3,500,001 to HK$4,000,000	1	—	—
HK$4,000,001 to HK$4,500,000	—	2	1
HK$6,500,001 to HK$7,000,000	—	—	1

The five highest paid employees of the Group during the Relevant Periods include three (2006: two) directors.

The remuneration paid to the remaining two (2006: three) non-directors, highest paid employees is as follows:

	Year ended 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Salaries, allowances and benefits in kind	531	395	682
Performance related bonuses	15	90	235
Employee share option benefits	34	76	110
Pension scheme contributions	54	65	243
	634	626	1,270

The number of the remaining non-director, highest paid employees, whose remuneration fell within the following bands are as follows:

	Year ended 31 December		
	2004	2005	2006
	Number of individuals	Number of individuals	Number of individuals
HK$1,500,001 to HK$2,000,000	1	1	—
HK$2,000,001 to HK$2,500,000	1	1	—
HK$2,500,001 to HK$3,000,000	—	—	2
HK$3,500,001 to HK$4,000,000	—	—	1

During the Relevant Periods, no emoluments were paid by the Group to any of the persons who are directors of the Company, or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. None of the persons who are directors of the Company waived or agreed to waive any emoluments during the Relevant Periods.

The following table details the number of options granted to and held by directors during the Relevant Periods.

	Balance at 1 Jan	Number of options granted as remuneration	Options exercised	Forfeited/ transferred to "Options to employees" upon retirement	Balance at 31 Dec
2004					
N Curtis	300,000	100,000	—	—	400,000
P Cassidy	120,000	20,000	—	—	140,000
J Klein	300,000	100,000	—	—	400,000
H Xu	200,000	75,000	—	—	275,000
B Davidson	120,000	20,000	—	—	140,000
J Askew	120,000	20,000	—	—	140,000
D Zhang (retired)	120,000	—	—	(120,000)	—
	1,280,000	335,000	—	(120,000)	1,495,000
2005					
N Curtis (retired)	400,000	—	—	(400,000)	—
P Cassidy	140,000	—	—	—	140,000
J Klein	400,000	150,000	—	—	550,000
H Xu	275,000	100,000	—	—	375,000
B Davidson	140,000	—	—	—	140,000
J Askew	140,000	—	—	—	140,000
J Zhong	—	120,000	—	—	120,000
	1,495,000	370,000	—	(400,000)	1,465,000
2006					
P Cassidy	140,000	—	—	—	140,000
J Klein	550,000	500,000	—	—	1,050,000
H Xu	375,000	300,000	(200,000)	—	475,000
B Davidson	140,000	—	(120,000)	—	20,000
J Askew	140,000	—	—	—	140,000
J Zhong	120,000	—	—	—	120,000
	1,465,000	800,000	(320,000)	—	1,945,000

(e) **Finance costs**

	Year ended 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Interest on related party's loans (Note 10(i))	193	78	—
Interest on bank loans	—	—	2,817
Unwinding of discount on joint venture liability (Note)	180	37	—
Interest on convertible notes	—	2,388	3,359
	373	2,503	6,176

Note: Being unwinding of discount on the amount owing to the minority shareholder of Shaanxi Australia Sino Mining Limited which operates the Jianchaling Gold Mine. Please refer to note 3(m) for details.

(f) Tax

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it did not have assessable income currently arising in Hong Kong during the Relevant Periods.

A reconciliation of the income tax expense applicable to loss before tax at the statutory income tax rate to income tax expense at the Group's effective tax rate, and a reconciliation of the statutory income tax rate to the effective tax rate, for each of the Relevant Periods, are as follows:

	Year ended 31 December					
	2004		2005		2006	
	A$000	%	A$000	%	A$000	%
Loss before tax	(19,338)		(26,289)		(20,054)	
At the Australian statutory tax rate	(5,801)	(30.0)	(7,887)	(30.0)	(6,016)	(30.0)
Overseas tax rate differential	531	2.7	625	2.4	—	—
Capital expenses	120	0.6	—	—	—	—
Deferred tax assets not recognised	5,150	26.7	7,262	27.6	6,016	30.0
	—		—		—	

At 31 December 2006, the Group and the Company has tax losses arising in Australia of A$34,970,000 (2005: A$31,790,000; 2004: A$4,230,000). Deferred tax assets have not been recognised in respect of these tax losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in companies that have been loss-making for some time.

(g) Dividends

The Company has not paid or declared any dividends during the Relevant Periods.

(h) Loss per share

The calculations of the basic loss per share are as follows:

	Year ended 31 December		
	2004	2005	2006
Loss			
Net loss attributable to equity holders of the parent (A$000)	(19,338)	(26,289)	(20,054)
Shares			
Weighted average number of ordinary shares in issue during the year used in the basic loss per share calculation	129,176,859	129,474,315	146,168,242

No diluted loss per share amounts have been presented for the years ended 31 December 2004, 2005 and 2006 because the share options and convertible notes outstanding had an anti-dilutive effect on the basic loss per share for these years.

3. BALANCE SHEETS

Set out below is a summary of the consolidated balance sheets of the Group and the balance sheets of the Company as at the end of each of the Relevant Periods:

Group

	Notes	As at 31 December 2004 A$000	2005 A$000	2006 A$000
ASSETS				
Non-current assets				
Property, plant and equipment	(a)	10,045	339	226
Other receivables	(b)	4,442	4,916	3,067
Deferred exploration, evaluation and development costs	(c)	37,339	102,868	240,074
		51,826	108,123	243,367
Current assets				
Inventories	(e)	2,270	2,211	1,412
Other receivables	(f)	2,515	1,384	2,550
Other current assets	(g)	1,502	438	6,967
Cash and cash equivalents	(h)	35,692	28,769	21,505
		41,979	32,802	32,434
TOTAL ASSETS		93,805	140,925	275,801
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Share capital	(i)	96,282	101,949	168,259
Convertible note — equity component	6	—	3,228	3,228
Accumulated losses	6	(10,192)	(36,481)	(56,535)
Other reserves	6	(17,028)	(40,013)	(95,113)
		69,062	28,683	19,839
Minority interests	6	3,708	11,491	34,074
Total equity		72,770	40,174	53,913
Non-current liabilities				
Interest-bearing bank and other loans	(j)	—	45,883	89,899
Provision for restoration and rehabilitation	(k)	2,104	1,984	—
Derivatives	(l)	8,797	38,309	71,138
		10,901	86,176	161,037
Current liabilities				
Trade and other payables	(m)	7,063	14,008	25,258
Provisions	(n)	507	567	645
Interest-bearing bank and other loans	(j)	2,564	—	9,743
Derivatives	(l)	—	—	25,205
		10,134	14,575	60,851
Total liabilities		21,035	100,751	221,888
TOTAL EQUITY AND LIABILITIES		93,805	140,925	275,801

Company

	Notes	As at 31 December 2004 A$000	2005 A$000	2006 A$000
ASSETS				
Non-current assets				
Property, plant and equipment	(a)	376	339	226
Other receivables	(b)	57,827	37,931	83,304
Investments in subsidiaries	(d)	12,286	50,585	55,116
		70,489	88,855	138,646
Current assets				
Other receivables	(f)	2,090	676	1,735
Other current assets	(g)	67	226	6,967
Cash and cash equivalents	(h)	11,243	14,565	19,119
		13,400	15,467	27,821
TOTAL ASSETS		83,889	104,322	166,467
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Share Capital	(i)	96,282	101,949	168,259
Convertible note — equity component	6	—	3,228	3,228
Accumulated losses	6	(25,476)	(61,211)	(64,385)
Other reserves	6	631	(25,626)	(87,938)
Total equity		71,437	18,340	19,164
Non-current liabilities				
Interest-bearing bank and other loans	(j)	—	45,883	41,826
Derivatives	(l)	8,797	38,309	71,138
		8,797	84,192	112,964
Current liabilities				
Trade and other payables	(m)	584	1,223	7,803
Provisions	(n)	507	567	645
Interest-bearing bank and other loans	(j)	2,564	—	686
Derivatives	(l)	—	—	25,205
		3,655	1,790	34,339
Total liabilities		12,452	85,982	147,303
TOTAL EQUITY AND LIABILITIES		83,889	104,322	166,467

Notes:

(a) Property, plant and equipment

Group

	Leasehold improvements	Plant & equipment	Mine properties and equipment	Mining rights	Total
	A$000	A$000	A$000	A$000	A$000
Cost:					
At 1 January 2004	36	476	39,997	4,802	45,311
Additions	40	67	4,574	—	4,681
Write-off*	—	—	(10,865)*	—	(10,865)
Impact of foreign exchange movements	1	19	(708)	(184)	(872)
Transfers (Note 3(c))	—	—	3,040	—	3,040
At 31 December 2004	77	562	36,038	4,618	41,295
Impact of foreign exchange movements	—	(1)	1,315	—	1,314
Write-off*	—	—	(37,353)'*	(4,618)	(41,971)
At 31 December 2005	77	561	—	—	638
Additions	—	108	—	—	108
Disposals	—	(142)	—	—	(142)
Impact of foreign exchange movements	—	—	—	—	—
At 31 December 2006	77	527	—	—	604
Accumulated depreciation:					
At 1 January 2004	(28)	(188)	(21,156)	(2,748)	(24,120)
Provided during the year	(9)	(65)	(5,751)	(1,399)	(7,224)
Impact of foreign exchange movements	—	27	(120)	187	94
At 31 December 2004	(37)	(226)	(27,027)	(3,960)	(31,250)
Provided during the year	(11)	(60)	(5,591)	(658)	(6,320)
Write-off*	—	—	32,618	4,618	37,236
Impact of foreign exchange movements	6	29	—	—	35
At 31 December 2005	(42)	(257)	—	—	(299)
Provided during the year	(11)	(68)	—	—	(79)
At 31 December 2006	(53)	(325)	—	—	(378)
Net book value:					
At 31 December 2004	40	336	9,011	658	10,045
At 31 December 2005	35	304	—	—	339
At 31 December 2006	24	202	—	—	226

* The book value of mine properties and equipment located at Jianchaling mine was written off during 2005 following a revised estimate of the residual value of the mine.

Company

	Leasehold improvements	Plant & equipment	Total
	A$000	A$000	A$000
Cost:			
At 1 January 2004	37	495	532
Additions	40	67	107
At 31 December 2004	77	562	639
Additions	—	—	—
At 31 December 2005	77	562	639
Additions	—	107	107
Disposals	—	(142)	(142)
At 31 December 2006	77	527	604
Accumulated depreciation:			
At 1 January 2004	(27)	(162)	(189)
Provided during the year	(9)	(65)	(74)
At 31 December 2004	(36)	(227)	(263)
Provided during the year	(11)	(60)	(71)
Impact of foreign exchange movements	6	28	34
At 31 December 2005	(41)	(259)	(300)
Provided during the year	(12)	(66)	(78)
At 31 December 2006	(53)	(325)	(378)
Net book value:			
At 31 December 2004	41	335	376
At 31 December 2005	36	303	339
At 31 December 2006	24	202	226

(b) Non-current other receivables

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Employee loans (Note (i))	2,881	2,817	2,423
Amounts due from sale of non-current assets (Note (ii))	1,561	1,195	644
Debt establishment costs (Note (iii))	—	904	—
	4,442	4,916	3,067

Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Employee loans (Note (i))	2,881	2,817	2,423
Amounts due from the sale of non-current assets (Note (ii))	1,561	1,195	644
Debt establishment costs (Note (iii))	—	904	—
Due from subsidiaries (Note (iv))	53,385	40,315	80,237
	57,827	45,231	83,304
Less: Impairment	—	(7,300)	—
	57,827	37,931	83,304

Notes:

(i) The Company had established the Employee Share Incentive Scheme (the "ESIS"). The ESIS provided loans to employees for the purpose of purchasing shares in the Company. No interest is paid on the loans. Each loan is for 10 years and the outstanding balance of the loan to each director or non-director is payable within three months of a transfer of the shares issued under the ESIS or the date the director or non-director ceases to be an employee of the Company. The loan is secured over the shares. If an employee does not repay the loan, the shares will revert back to the Company. The ESIS shares rank equally with ordinary shares in respect of dividend entitlements with half of all cash dividends declared by the Company being credited towards repaying the loans. On 28 August 2002 the Directors resolved that no further shares would be issued under the ESIS.

Movement of the employee loans under the ESIS is disclosed in note 3(i)(b).

(ii) Being the amount arising from the sale of the Tanjiashan project. In 2003, the Group disposed of its equity interests in the Tanjiashan project, a gold mine located in Qinghai, the PRC to Afcan Mining Corporation ("Afcan"), a Canadian listed company. Under the sale and purchase agreement, the consideration for the sale was US$2.7 million to be received by instalment between 2004 and 2009 and in Afcan shares. The gain on the sale amounted to US$2.6 million (A$3.5 million). Subsequently, during 2005, the Company sold its Afcan shares realising a further gain of US$1.1 million (A$1.5 million).

(iii) Being the debt establishment costs paid to Standard Bank Plc which acted as an arranger for the preparation, execution and completion of the syndicated loan facilities granted to the Group relating to the Jinfeng project facility. These costs were reclassified to offset the amount of debt drawn down in 2006. The costs are being amortised over the life of the loan using the effective interest method. The amortisation expense is included in finance costs on the face of the consolidated income statement.

(iv) The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment. In the opinion of the Company's directors, these balances are considered as quasi-equity loans to the subsidiaries. The carrying amounts of these amounts due from subsidiaries approximated to their fair values.

(c) Deferred exploration, evaluation and mining operation development costs

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Deferred exploration and evaluation costs	31,698	52,144	104,899
Capitalised development costs*	5,641	50,724	135,175
	37,339	102,868	240,074

	Deferred exploration and evaluation costs	Mining operation development costs
	A$000	A$000
At 1 January 2004	26,858	—
Additions	11,031	5,801
Transfer to property, plant and equipment (Note 3(a))	(3,040)	—
Write-off**	(2,251)	—
Impact of foreign exchange movements	(900)	(160)
At 31 December 2004 and 1 January 2005	31,698	5,641
Additions	19,405	44,071
Impact of foreign exchange movements	1,041	1,012
At 31 December 2005 and 1 January 2006	52,144	50,724
Additions	55,942	88,558
Impact of foreign exchange movements	(3,187)	(4,107)
At 31 December 2006	104,899	135,175

* Relate to the construction and development of the Jinfeng project which is the Company's gold mine project in Guizhou, the PRC.

** Relates to the write-off of the Jinkang project, a gold mine located in Sichuan, the PRC, which was relinquished during the year.

(d) Investments in subsidiaries

Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Unlisted shares, at cost	12,286	62,871	55,116
Less: Impairment	—	(12,286)	—
	12,286	50,585	55,116

(e) Inventories

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Gold in circuit and in transit	349	248	—
Ore stockpiles	267	491	145
Consumable stores and spares	2,047	1,887	1,267
	2,663	2,626	1,412
Less: Provision	(393)	(415)	—
	2,270	2,211	1,412

(f) Other receivables

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Deposits	49	10	—
Amounts due arising from the sale of non-current assets (Notes 2(b) and 3(b)(ii))	1,654	544	1,315
Others	812	830	1,235
	2,515	1,384	2,550

Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Amounts due from sale of non-current assets (Notes 2(b) and 3(b)(ii))	1,654	544	1,315
Others	436	132	420
	2,090	676	1,735

(g) Other current assets

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Prepayments	274	438	622
Prepaid and accrued listing costs	—	—	6,345
Advance payment for ore purchases*	1,228	—	—
	1,502	438	6,967

* The amount was written off in 2005.

Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Prepayments	67	226	622
Prepaid and accrued listing costs	—	—	6,345
	67	226	6,967

(h) Cash and cash equivalents

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Cash and bank balances (note)	35,692	28,769	21,505

Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Cash and bank balances (note)	11,243	14,565	19,119

Note: Cash at bank earns interest at floating rates based on daily bank deposit rates. Cash as at 31 December 2006 includes A$12 million held in term deposits. The Group is restricted form using this cash which represents security for a loan provided by the China Construction Bank to the Jinfeng project.

As at 31 December 2006, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to A$2,132,000 (2005: A$3,965,000; 2004: A$2,272,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

(i) **Share capital**

(a) Movement in the Company's paid-up registered capital during the Relevant Periods are as follows:

	Notes	Year ended 31 December		
		2004	2005	2006
		A$000	A$000	A$000
At beginning of year		95,707	96,282	101,949
Private placement	(i)	—	—	61,050
Share purchase plan	(ii)	522	—	2,481
Share issue costs		(133)	(158)	(3,685)
Exercise of options	(iii)	186	5,825	6,464
At end of year		96,282	101,949	168,259

Notes:

(i) In February 2006, the Company completed a share placement with the issue of 18,500,000 ordinary shares at A$3.30 with total of A$61,050,000.

(ii) In 2004, the Company allotted 241,922 ordinary shares at A$2.16 per share pursuant to the terms of the Share Purchase Plan ("Plan 1") which was closed on 5 March 2004. Shares were issued under Plan 1 at a price based on 90% of the weighted average share price for the five business days preceding the issue date and was offered to existing shareholders only.

In 2006, the Company allotted 752,097 ordinary shares at A$3.30 per share pursuant to the terms of another Share Purchase Plan ("Plan 2") which closed on 5 April 2006. Shares were issued under Plan 2 at a price based on 90% of the weighted average share price for the five business days preceding the issue date and was offered to existing shareholders only.

(iii) In 2004, 155,000 ordinary shares were allotted as a result of the exercise of options at A$1.20 each pursuant to the EOP. In 2005, 2,200,000 ordinary shares were issued to seed inventors as a result of the exercise of options. The market value of the shares as at the grant date was A$5,825,000. In 2006, 2,365,000 options were exercised as detailed in note 3(i)(b) below from which the Company received a total of A$2,503,000. In addition, the fair value of the seed options exercised during the year was A$3,961,000, which was transferred from derivatives, resulting in a total increase in the issued capital of A$6,464,000.

(b) Share options

The Company operates the EOP for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the EOP include the Company's directors and other employees of the Group. The maximum number of unexercised share options currently permitted to be granted under the EOP is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. There is no maximum entitlement for each participant and the entitlement for each participant is at the discretion of the board of directors. The exercise period of the share options granted commences after vesting period of three years and ends on a date which is not later than five years from the date of offer of the share options or the expiry date of the Scheme, if earlier. The exercise price of share options is the weighted average price of the shares on the ASX over the five trading days prior to the date of offer of the options.

The following table illustrates the number of and movements in share options during the Relevant Periods:

	Year ended 31 December		
	2004	2005	2006
	Number of options	Number of options	Number of options
Outstanding at beginning of year	10,257,776	10,621,776	10,656,776
Granted during the year	579,000	2,485,000	2,655,000
Exercised during the year	(155,000)	(2,200,000)	(2,365,000)
Forfeited during the year	(60,000)	(250,000)	—
Outstanding at end of year	10,621,776	10,656,776	10,946,776
Exercisable at end of year	8,377,776	8,152,776	6,371,776
Weighted average fair value of options at grant date	1.27	0.94	1.47
Weighted average share price of the Company at the date of exercise of options	2.22	2.67	3.53

The following share options were outstanding during the Relevant Periods:

	As at 1 Jan 2004		during 2004			As at 31 Dec 04		during 2005				As at 31 Dec 05		during 2006		As at 31 Dec 06		Expiry date
	Number	exercise price	granted	exercised	forfeited	Number	exercise price	granted	exercised	forfeited	transferred	Number	exercise price	granted	exercised	Number	exercise price	
Seed investors	1,350,000*	A$1.00	—	—	—	1,350,000	A$1.00	—	—	—	—	1,350,000	A$1.00	—	—	1,350,000	A$1.00	31/10/2007
	2,700,000*	A$1.00	—	—	—	2,700,000	A$1.00	—	(1,000,000)	—	—	1,700,000	A$1.00	—	(1,700,000)	—	—	N/A
	1,777,776*	US$0.5625	—	—	—	1,777,776	US$0.5625	—	—	—	—	1,777,776	US$0.5625	—	—	1,777,776	US$0.5625	21/10/2007
	1,200,000*	A$1.50	—	—	—	1,200,000	A$1.50	—	(1,200,000)	—	—	—	—	—	—	—	—	N/A
	1,350,000*	A$1.00	—	—	—	1,350,000	A$1.00	—	—	—	—	1,350,000	A$1.00	—	—	1,350,000	A$1.00	21/10/2007
	—	—	—	—	—	—	—	500,000	—	—	—	500,000	A$2.53	—	—	500,000	A$2.53	16/9/2010
Directors	1,280,000*	A$1.00	—	—	(60,000)	1,220,000	A$1.00	—	—	—	(60,000)	1,160,000	A$1.00	—	(320,000)	840,000	A$1.00	14/10/2007
	—	—	335,000	—	—	335,000	A$2.69	—	—	—	—	335,000	A$2.69	—	—	335,000	A$2.69	31/12/2008
	—	—	—	—	—	—	—	370,000	—	—	—	370,000	A$2.00	—	—	370,000	A$2.00	31/12/2009
	—	—	—	—	—	—	—	—	—	—	—	—	—	800,000	—	800,000	A$3.29	31/12/2010
Employees	—	—	—	—	—	—	—	—	—	—	60,000	60,000	A$1.00	—	(60,000)	—	—	N/A
	440,000*	A$1.20	—	(155,000)	—	285,000	A$1.20	—	—	(30,000)	—	255,000	A$1.20	—	(180,000)	75,000	A$1.20	31/12/2007
	40,000**	A$1.85	—	—	—	40,000	A$1.85	—	—	—	—	40,000	A$1.85	—	(40,000)	—	—	N/A
	80,000**	A$1.85	—	—	—	80,000	A$1.85	—	—	(80,000)	—	—	—	—	—	—	—	N/A
	40,000**	A$1.85	—	—	—	40,000	A$1.85	—	—	(40,000)	—	—	—	—	—	—	—	N/A
	—	—	40,000	—	—	40,000	A$2.51	—	—	(40,000)	—	—	—	—	—	—	—	N/A
	—	—	204,000	—	—	204,000	A$2.69	—	—	(60,000)	—	144,000	A$2.69	—	—	144,000	A$2.69	31/12/2008
	—	—	—	—	—	—	—	150,000	—	—	—	150,000	A$2.06	—	—	150,000	A$2.06	15/10/2009
	—	—	—	—	—	—	—	50,000	—	—	—	50,000	A$2.12	—	(25,000)	25,000	A$2.12	27/10/2009
	—	—	—	—	—	—	—	80,000	—	—	—	80,000	A$2.08	—	—	80,000	A$2.08	15/12/2009
	—	—	—	—	—	—	—	355,000	—	—	—	355,000	A$2.00	—	(40,000)	315,000	A$2.00	31/12/2009
	—	—	—	—	—	—	—	980,000	—	—	—	980,000	A$3.29	—	—	980,000	A$3.29	31/12/2010
	—	—	—	—	—	—	—	—	—	—	—	—	—	150,000	—	150,000	A$3.81	6/3/2010
	—	—	—	—	—	—	—	—	—	—	—	—	—	40,000	—	40,000	A$4.11	3/5/2011
	—	—	—	—	—	—	—	—	—	—	—	—	—	1,665,000	—	1,665,000	A$5.50	31/3/2010
	10,257,776		579,000	(155,000)	(60,000)	10,621,776		2,485,000	(2,200,000)	(250,000)	—	10,656,776		2,655,000	(2,365,000)	10,946,776		

* Granted during 2002

** Granted during 2003

The fair value of equity-settled share options granted during the Relevant Periods was estimated as at the date of grant using a Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used during the Relevant Periods:

	Year ended 31 December		
	2004	2005	2006
Expected volatility (%)	40%	40%	45%
Historical volatility (%)	40%	40%	45%
Risk-free interest rate (%)	5.7%	5.7%	6.5%
Expected life of options (years)	5	5	5

The expected life of the options is based on the historical data over the past three years and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

The Company has established the ESIS (Note 3(b)(i)) and the Executive and Employee Option Plan (the "EOP").

In addition, the Company has also granted options to various seed investors in October 2002, immediately prior to the Company's initial public offering. The options vest immediately and can be exercised at any time within five years from the date of issue (except for a parcel of 1.2 million options which can only be exercised within three years from the issue date). On 16 September 2005, a further 500,000 options were granted to Standard Bank as part of the debt facility fee.

ESIS:

Details of movements of shares issued pursuant to the ESIS are as follows:

	Number of shares	Employee loans outstanding
		A$000s
Balance at 1 January 2004	6,629,226	3,100
Loan repayments	(545,000)	(219)
Balance at 31 December 2004 and 1 January 2005	6,084,226	2,881
Loan repayments	(34,000)	(64)
Balance at 31 December 2005 and 1 January 2006	6,050,226	2,817
Loan repayments	(676,000)	(394)
Balance at 31 December 2006	5,374,226	2,423

The following table details the loans granted to directors under the ESIS plan:

	Number of shares		Loans outstanding	
	J Klein	H Xu	J Klein	H Xu
			A$000s	A$000s
Balance at 31 December 2004, 2005 and 2006	2,500,000	900,000	1,149	414

There was no movement in the balances of loans granted to directors during the Relevant Periods.

EOP:

Pursuant to the EOP, no money is payable for the issue of the options and the exercise price is the weighted average price of the Company's shares on the Australian Stock Exchange Limited over the five trading days prior to the date of offer of the options. The options expire five years after they are issued and may only be exercised three years after they are issued or such other periods as the board of directors may determine. The total number of options over unissued shares that may be issued under the EOP, which added to the number of shares or options issued under all other employee or executive share or option plans of the Company must not exceed 10% of the total number of shares in issue at any time.

The board remuneration committee determines, at its sole discretion, the number of options to be granted under the EOP. In addition, only employees at or above the senior manager level are eligible for the EOP.

(j) Interest-bearing bank and other loans

Group

		As at 31 December		
		2004	2005	2006
	Notes	A$000	A$000	A$000
Non-current:				
Secured bank loan	(i)	—	—	47,480
Other loans:				
Convertible notes	(ii)	—	43,372	39,998
Deferred option premium	(iii)	—	2,511	1,828
Finance lease liability		—	—	593
		—	45,883	42,419
		—	45,883	89,899
Current:				
Secured bank loan	(i)	—	—	8,908
Unsecured loan	(iv)	2,564	—	—
Deferred option premium	(iii)	—	—	686
Finance lease liability		—	—	149
		2,564	—	9,743
		2,564	45,883	99,642

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Analysed into:			
Bank loan repayable:			
Within one year	—	—	8,908
In the second year	—	—	11,320
In the third to fifth years, inclusive	—	—	29,428
Beyond five years	—	—	6,732
	—	—	56,388
Other loans repayable:			
Within one year	2,564	—	835
In the second year	—	685	1,062
In the third to fifth years, inclusive	—	1,826	1,359
Beyond five years	—	43,372	39,998
	2,564	45,883	43,254
	2,564	45,883	99,642

Company

		As at 31 December		
		2004	2005	2006
	Notes	A$000	A$000	A$000
Non-current:				
Other loans:				
Convertible notes	(ii)	—	43,372	39,998
Deferred option premium	(iii)	—	2,511	1,828
		—	45,883	41,826
Current:				
Unsecured loan	(iv)	2,564	—	—
Deferred option premium	(iii)	—	—	686
		2,564	—	686
		2,564	45,883	42,512
Analysed into:				
Other loans repayable:				
Within one year		2,564	—	686
In the second year		—	685	914
In the third to fifth years, inclusive		—	1,826	914
Beyond five years		—	43,372	39,998
		2,564	45,883	42,512

Notes:

(i) This financing facility is arranged and jointly underwritten by Standard Bank London Limited and Bayerlisch Hypo-und Vereinsbank AG for US$40 million plus US$2 million capitalised interest with a 7-year term including a 2-year grace period and is subject to terms and conditions normally expected for a facility of this type. Interest rate is LIBOR plus 3.25% margin pre-financial completion and 2.75% margin after financial completion. At 31 December 2006, the amount drawn down on the facility was US$40.31 million (equivalent to A$50.95 million).

The facility is secured against the following:

— mortgage on all present and future immovable assets in the project;

— pledge over all present and future movable equipment in the project;

— pledge over the projects' land use rights, mining licence, exploration licence and operating permits; and

— pledge over all material project contracts.

In addition, the Company and Sino Mining Guizhou Pty Limited has guaranteed until completion of the project construction, a first ranking charge over all shares of the Company in Sino Mining Guizhou Pty Limited and a first ranking pledge of the interest of Sino Mining Guizhou Pty Limited in the borrower.

Also included in this balance is a separate loan from the China Construction bank for A$6.8 million to the Jinfeng project. This loan is secured over cash placed in term deposit accounts by Sino Gold Mining Limited.

The interest rate for this loan is based on a 5% discount to the Chinese People's Bank indicated working capital loan interest which is currently 5.814%. The term of the loan is 12 months.

(ii) On 15 March 2005, the Company issued 35,000 convertible notes with a nominal value of US$1,000 each raising a total of US$35 million. The notes are seven-year convertible notes maturing in March 2012. Interest is payable on the notes at the rate of 5.75% per annum. The price for conversion of the notes into ordinary shares in the Company is A$2.89 per share. The Company also has access to a further US$20 million under the Convertible Note "tap facility".

The fair value of the liability component was estimated at the issue date using an equivalent market interest rate for a similar bond without a conversion option. The residual amount is assigned as the equity component and is included in the shareholders' equity. The net proceeds received from the issue of the convertible bonds were split between the liability (US$32.54 million) and equity (US$2.46 million). The liability was measured based on an interest rate of 7% p.a. for an equivalent debt instrument with no conversion option.

At balance sheet date, the carrying value of convertible notes approximated to its fair value.

(iii) The balance relates to option premium on gold put options (refer to note 3(I)). This premium has been deferred and is payable as the options mature.

(iv) The balance represents the loan made by Sino Mining International Limited, a shareholder, to the Company for US$2 million. The loan accrues interest at a rate of 7% p.a. only if the gold price exceeds US$325/ounce, otherwise the loan is interest-free. The balance is fully settled in 2005.

(k) Provision for restoration and rehabilitation

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Restoration and rehabilitation	2,104	1,984	—
Carrying amount at beginning of year	1,513	2,104	1,984
Additional provision	622	—	—
Provision utilised	—	(205)	—
Provision reversed on the sale of the Jianchaling Gold Mine	—	—	(1,984)
Exchange realignment	(31)	85	—
Carrying amount at end of year	2,104	1,984	—

The restoration and rehabilitation provision represents management estimates of the restoration and exit costs of the Jianchaling Gold Mine.

(l) Derivatives

Group and Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Non-current:			
Fair value of gold derivatives	6,308	25,924	71,138
Fair value of options (Note)	2,489	12,385	—
	8,797	38,309	71,138
Current:			
Fair value of gold derivatives	—	—	5,360
Fair value of options (Note)	—	—	19,845
	—	—	25,205

Note: These options relate to the share options granted to seed investors which are denominated in Australian dollars (2004: United States dollars). These are accounted for as derivative liabilities in accordance with the accounting policy described in note 1(l).

The following is a summary of the Company's hedge position at the end of each of the Relevant Periods:

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Gold derivatives			
Fixed forwards:			
— ounces	—	150,000	335,000
— average price (US$/oz)	—	540.50	525.00
— maturity	—	2007–2012	2007–2012
Spot deferreds:			
— ounces	35,000	155,000	—
— average price (US$/oz)	293.93	446.05	—
Purchased put options:			
— ounces	—	204,000	204,000
— average price (US$/oz)	—	400.00	400.00
— maturity	—	2007–2009	2007–2009

The fair values of gold derivatives are determined by reference to quoted market price. The cash flow hedges of the expected future sale were assessed to be highly effective and the amounts included in equity were detailed as follows:

	2005	2006
	A$000	A$000
Total fair value losses included in the hedging reserve	21,765	52,550
Currency translation differences included in the foreign currency translation reserve	(2,149)	(1,976)
Movement in fair values of gold derivatives	19,616	50,574

In 2004, the gold derivatives were not qualified for hedge accounting. As such, no amount was recognised in the hedging reserve and fair value gains of A$28,000 were included in the consolidated income statement in 2004. Please refer to note 2(c)(i) for details.

In addition, the Company has granted share options to seed investors which are denominated in foreign currency and do not meet the criteria for hedge accounting. Fair value losses of non-hedging option derivatives amounting to A$11,421,000 were charged to the consolidated income statement in 2006 (2005: losses of A$7,863,000; 2004: gains of A$1,618,000). Please refer to note 3(i)(b) for the methods and significant assumptions applied in determining fair values of option derivatives.

(m) Trade and other payables

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Trade creditors	860	283	142
Amount owing to SJMDC (Note)	1,538	504	—
Other creditors and accruals	4,665	13,221	25,116
	7,063	14,008	25,258

Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Other creditors and accruals	584	1,223	7,803

An aged analysis of the trade creditors as at the end of each of the Relevant Periods, based on the invoice date, is as follows:

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Within 3 months	807	251	142
3 to 6 months	53	32	—
	860	283	142

Note: Being the amount owing to the minority shareholder of Shaanxi Australia Sino Mining Limited which operates the Jianchaling Gold Mine. Under the joint venture agreement, the Group is entitled to 100% of the profits from the Jianchaling mine but is required to pay RMB10 million per annum for the first five years of the joint venture and RMB5 million per annum thereafter in return for the joint venture partners contribution of the mine properties. The liability represents the net present value of the remaining consideration, discounted at a rate of 10% p.a. The amount was fully settled during 2006.

(n) Current provisions

Group and Company

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Employee entitlements	507	567	645
Carrying amount at beginning of year	469	507	567
Additional provision	38	60	78
	507	567	645

The employee entitlement liability is composed of the provision for long service payment and annual leave. The Company and subsidiaries within the Group contribute to a superannuation fund, which exists to provide benefits for employees and their dependants in retirement, disability or death.

All Australian employees are entitled to varying levels of benefits on settlement, disability or death. The superannuation plans provide defined contributions by reference to accumulated contributions plus income from funds contributed. Contributions by the Group of up to 9% of the Australian employees' wages and salaries are legally enforceable in Australia.

The joint venture companies in Mainland China contribute on a monthly basis to various defined contribution retirement benefit plans organised by relevant municipal and provincial governments in Mainland China. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the joint venture companies have no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(o) **Commitments**

Operating lease commitments

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Within 1 year	199	298	267
After 1 year but not more than 2 years	203	72	566
After 2 years but not more than 5 years	68	—	613
	470	370	1,446

At each of the balance sheet date, the Company did not have any operating lease commitments.

Capital Commitments

The Group has entered into contracts and commitments in relation to the development and construction of Jinfeng project. As at 31 December 2006, the capital cost estimate was approximately US$95 million, of which approximately US$90 million had been incurred.

On 22 November 2006, the Company agreed to acquire 15,305,604 ordinary shares (representing its 19.9% equity interests) in Golden Tiger Mining ML at a consideration of A$1,531,000. The acquisition was completed in January 2007.

In addition, the Group has entered into several cooperative joint venture agreements in relation to the exploration of gold mines located in Mainland China. As at 31 December 2006, the Group's capital commitment in these joint venture companies is US$8.1 million.

4. FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, other receivables and other current assets. Financial liabilities of the Group mainly include trade payables, other payables, interest-bearing bank and other loans and derivative financial instruments.

The carrying amounts of the Group's financial instruments approximated to their fair values as at the balance sheet date. Fair value estimates are made at a specific point in time and all based on the relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise interest-bearing bank and other loans and cash at banks. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities, such as other receivables and trade and others payables, which arise directly from its operations.

The Group also enters into gold derivative transactions, including principally forward contracts and purchased put options. Gold derivatives are used to partly mitigate the Group's exposure to gold price movements.

It is, and has been, throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, credit risk and commodity price risk. The directors reviews and approves policies for managing each of these risks and they are summarised below:

(i) Interest rate risk

The Group's income statement is affected by changes in interest rates due to the impact of such changes on interest income and expenses from bank balances and other interest-bearing loans. The Group's policy is to obtain the most favourable interest rates available. The Group has not used any derivatives to mitigate its interest rate risk exposure.

(ii) Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of other interest-bearing loans. The Group's financing activities are managed centrally by maintaining an adequate level of cash and cash equivalents to finance the Group's operations. The Group also ensures the availability of bank credit facilities to address any short term funding requirements.

The Group's surplus funds are also managed centrally by placing them with reputable financial institutions.

(iii) Credit risk

Credit risk arises mainly from the risk that counterparties defaulting on the terms of their agreements. The carrying amounts of cash and cash equivalents and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group minimise the concentration of credit risk to trade receivables by implementing strict receivable policies when undertaking transactions with customers operating within its industry, also by selling directly to a number of large institutions.

All gold derivatives have been taken out pursuant to the Company's approved project financing facility. The counterparty for all gold derivatives is Standard Bank Plc.

As at 31 December 2004, 2005 and 2006, there was no significant concentration of credit risk.

(iv) Commodity price risk

The Group is exposed to future movements in the price of gold. As part of its project financing for the Jinfeng mine, the Group was required to enter into gold forwards and options of 539,000 ounces of future production. These derivatives mature over the period from 2007 until 2012 and represent approximately two-thirds of annual production over this period. Further details are set out in note 3(l).

6. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

The changes in the consolidated shareholders' equity of the Group for the Relevant Periods are as follows:

Group

		Attributable to members of the parent							
	Notes	Issued capital	Convertible notes	Retained profits/ (accumulated losses)	Foreign currency translation reserve* (Note (i))	Share-based payments reserve* (Note (ii))	Derivative cash flow hedges reserve* (Note (iii))	Minority interests	Total
		A$000	A$000	A$000	A$000	A$000	A$000	A$000	A$000
As at 1 January 2004		95,707	—	9,146	(13,449)	186	—	—	91,590
Currency translation differences		—	—	—	(4,210)	—	—	—	(4,210)
Loss for the year		—	—	(19,338)	—	—	—	—	(19,338)
Allotment of new shares	3(i)	522	—	—	—	—	—	—	522
Share issue costs	3(i)	(133)	—	—	—	—	—	—	(133)
Exercise of options	3(i)	186	—	—	—	—	—	—	186
Share-based payments	2(c)	—	—	—	—	445	—	—	445
Transfer to retained earnings		—	—	—	—	—	—	—	—
Share of Jinfeng construction costs		—	—	—	—	—	—	3,708	3,708
As at 31 December 2004		96,282	—	(10,192)	(17,659)	631	—	3,708	72,770

	Notes	Issued capital	Convertible notes	Retained profits/ (accumulated losses)	Foreign currency translation reserve* (Note (i))	Share-based payments reserve* (Note (ii))	Derivative cash flow hedges reserve* (Note (iii))	Minority interests	Total
		Attributable to members of the parent							
		A$000	A$000	A$000	A$000	A$000	A$000	A$000	A$000
As at 1 January 2005		96,282	—	(10,192)	(17,659)	631	—	3,708	72,770
Currency translation differences		—	—	—	3,272	—	—	—	3,272
Movement in fair value of cash flow hedges		—	—	—	—	—	(21,765)	—	(21,765)
Loss for the year		—	—	(26,289)	—	—	—	—	(26,289)
Share issue costs	3(i)	(158)	—	—	—	—	—	—	(158)
Exercise of options	3(i)	5,825	—	—	—	—	—	—	5,825
Adjustment to seed option values		—	—	—	—	(5,060)	—	—	(5,060)
Issue of convertible notes	3(j)(ii)	—	3,228	—	—	—	—	—	3,228
Share-based payments	2(c)	—	—	—	—	568	—	—	568
Share of Jinfeng construction costs		—	—	—	—	—	—	7,783	7,783
As at 31 December 2005		101,949	3,228	(36,481)	(14,387)	(3,861)	(21,765)	11,491	40,174
As at 1 January 2006		101,949	3,228	(36,481)	(14,387)	(3,861)	(21,765)	11,491	40,174
Currency translation differences		—	—	—	(3,846)	—	—	—	(3,846)
Movement in fair value of cash flow hedges		—	—	—	—	—	(52,550)	—	(52,550) Loss
for the year		—	—	(20,054)	—	—	—	—	(20,054)
Allotment of new shares	3(i)	63,531	—	—	—	—	—	—	63,531
Share issue costs	3(i)	(3,685)	—	—	—	—	—	—	(3,685)
Exercise of options	3(i)	6,464	—	—	—	—	—	—	6,464
Share-based payments	2(c)	—	—	—	—	1,296	—	—	1,296
Share of Jinfeng construction costs		—	—	—	—	—	—	22,583	22,583
As at 31 December 2006		168,259	3,228	(56,535)	(18,233)	(2,565)	(74,315)	34,074	53,913

* These reserve accounts comprise the consolidated reserves in the consolidated balance sheet.

The changes in the shareholders' equity of the Company for the Relevant Periods are as follows:

Company

	Notes	Issued capital A$000	Convertible notes A$000	Accumulated losses A$000	Foreign currency translation reserve* (Note (i)) A$000	Share-based payments reserve* (Note (ii)) A$000	Derivative cash flow hedges reserve* (Note (iii)) A$000	Total A$000
As at 1 January 2004		95,707	—	(24,605)	—	186	—	71,288
Loss for the year		—	—	(871)	—	—	—	(871)
Allotment of new shares	3(i)	522	—	—	—	—	—	522
Share issue costs	3(i)	(133)	—	—	—	—	—	(133)
Exercise of options	3(i)	186	—	—	—	—	—	186
Share-based payments		—	—	—	—	445	—	445
As at 31 December 2004		96,282	—	(25,476)	—	631	—	71,437
As at 1 January 2005		96,282	—	(25,476)	—	631	—	71,437
Movement in fair value of cash flow hedges		—	—	—	—	—	(21,765)	(21,765)
Loss for the year		—	—	(35,735)	—	—	—	(35,735)
Share issue costs	3(i)	(158)	—	—	—	—	—	(158)
Exercise of options	3(i)	5,825	—	—	—	—	—	5,825
Adjustment to seed option values		—	—	—	—	(5,060)	—	(5,060)
Issue of convertible notes	3(j)(ii)	—	3,228	—	—	—	—	3,228
Share-based payments		—	—	—	—	568	—	568
As at 31 December 2005		101,949	3,228	(61,211)	—	(3,861)	(21,765)	18,340
As at 1 January 2006		101,949	3,228	(61,211)	—	(3,861)	(21,765)	18,340
Currency translation differences		—	—	—	(11,058)	—	—	(11,058)
Movement in fair value of cash flow hedges		—	—	—	—	—	(52,550)	(52,550)
Loss for the year		—	—	(3,174)	—	—	—	(3,174)
Allotment of new shares	3(i)	63,531	—	—	—	—	—	63,531
Share issue costs	3(i)	(3,685)	—	—	—	—	—	(3,685)
Exercise of options	3(i)	6,464	—	—	—	—	—	6,464
Share-based payments		—	—	—	—	1,296	—	1,296
As at 31 December 2006		168,259	3,228	(64,385)	(11,058)	(2,565)	(74,315)	19,164

Under S.254T of the Corporations Act, dividends may only be paid out of profits of the Company. As there were no profits during the period, there is no amount recorded as a distributable reserve.

* These reserve accounts comprise the consolidated reserves in the balance sheet.

Notes:

(i) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of non-United States dollar functional entities into the United States dollar functional currency and the translation of functional currency into presentation currency.

(ii) Share-based payments reserve

The share based payments reserve is used to record: 1) the value of equity benefits provided to employees and directors as part of their remuneration; and 2) the movement in the value of functional currency denominated options granted to seed investors from the date such options are granted to the vesting date.

(iii) Derivative cash flow hedges reserve

This reserve is used to record the effective component of the fair value of all qualifying cash flow hedges at year end.

7. RECONCILIATION TO PREVIOUSLY AUDITED FINANCIAL STATEMENTS

Group

	As at 31 December		
	2004	2005	2006
	A$000	A$000	A$000
Equity per previously audited financial statements	78,077	52,559	53,913
Adjustments:			
— Fair value of gold derivatives*	(2,818)	—	—
— Fair value of options**	(2,489)	(12,385)	—
Adjusted equity	72,770	40,174	53,913
Loss per previously audited financial statements	(21,135)	(18,294)	(20,054)
Adjustments:			
— Fair value of gold derivatives*	345	—	—
— Fair value of options**	1,618	(7,863)	—
— Share-based payments***	(166)	(132)	—
Adjusted loss	(19,338)	(26,289)	(20,054)

* Under Australian equivalents to International Financial Reporting Standards ("AIFRS"), AASB139: "Financial Instruments: Recognition and Measurement" was only applicable from 1 January 2005 and could only be applied on a prospective basis. AASB139 contains strict documentation requirements in order for entity's to achieve hedge accounting. Under the Australian Accounting Standards applicable prior to 1 January 2005, there were no such documentation requirements. The financial information presented has been prepared on the basis that IFRS applies in full retrospectively. Accordingly, the Group does not qualify for hedge accounting prior to 1 January 2005 due to the documentation requirements of IAS39 not being met. However, the previously published financial statements have been prepared on the basis that hedge accounting could be applied.

** As outlined in note 1(l), foreign currency denominated options granted to seed investors are treated as derivative liabilities. This accounting treatment was the result of guidance issued by the International Financial Reporting Interpretations Committee (the "IFRIC"). This accounting policy was not applied in the 2004 to 2005 published financial statements.

*** The 2004 financial statements were presented under previous Australian Accounting Standards and AIFRS had not been adopted. Under these accounting policies, the value of options granted to the providers of goods and services (including employees) was not required to be expensed. Adjustments have been made in year 2004 to comply with IFRS. Furthermore, in applying IFRS2, the Company was not required to recognise an expense for options granted prior to 7 November 2002. The value of these options have been expensed in this Accountants' Report.

8. CONSOLIDATED CASH FLOW STATEMENTS

The consolidated cash flow statements of the Group for the Relevant Periods are as follows:

	Notes	Years ended 31 December 2004 A$000	2005 A$000	2006 A$000
Cash flows from operating activities				
Operating loss before tax		(19,338)	(26,289)	(20,054)
Non cash items:				
Depreciation and amortisation	2(c)	7,224	6,320	78
Exploration and evaluation costs written off	2(c)	2,251	—	—
Impairment of mine property and equipment	2(c)	10,865	4,735	—
Provision/(reversal of provision) for restoration and rehabilitation	2(c)	622	—	(1,984)
Equity-settled share option expenses	2(c)	445	568	1,296
Profit on sale of non-current assets	2(b)	—	—	(2,129)
Gains on gold hedging	2(c)	(28)	—	—
Movement in fair value of options derivatives	2(c)	(1,618)	7,863	11,421
Unrealised foreign exchange gains		(186)	—	—
Changes in assets and liabilities:				
Receivables		873	1,656	(5,551)
Inventories		82	59	799
Deferred income		(1,813)	—	—
Trade and other payables		(4,445)	5,819	7,894
Provision for employee entitlements	2(c)	38	60	78
Net operating cash flows		(5,028)	791	(8,152)
Cash flows from investing activities				
Purchase of items of property, plant & equipment		(4,681)	—	(107)
Payment for exploration, evaluation and development cost		(13,124)	(57,746)	(117,893)
Net investing cash flows		(17,805)	(57,746)	(118,000)
Cash flows from financing activities				
Proceeds from issue of convertible notes		—	45,932	—
Proceeds from bank loans		—	—	60,640
Proceeds from employee's loan repayments		219	18	394
Repayment of shareholder loans		—	(2,564)	—
Proceeds from share issues		708	2,800	66,034
Share issue costs	3(i)	(133)	(158)	(3,685)
Payment of Hong Kong listing fees		—	—	(854)
Net financing cash flows		794	46,028	122,529
Net (decrease)/increase in cash and cash equivalents		(22,039)	(10,927)	(3,623)
Cash and cash equivalents at beginning of year		61,931	35,692	28,769
Effects of exchange rate changes on cash		(4,200)	4,004	(3,641)
Cash and cash equivalents at end of year		35,692	28,769	21,505

9. SEGMENT INFORMATION

The Group operates entirely in the mining industry and in the sole geographical area of Mainland China. The operations comprise the exploration, evaluation and development of gold mining projects, mining and processing of gold ore and the sale of extracted gold.

10. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

(i) Loan from a shareholder

The outstanding loan balance of A$2,564,000 and its terms made by a shareholder of the Company are disclosed in note 3(j) to the Accountants' Report. The interest paid thereon is also disclosed in note 2(e) to the Accountants' Report. The loan was fully repaid in 2005.

(ii) Loans to directors

The outstanding loan balance advanced to directors of the Company is disclosed in note 3(i)(b) to the Accountants' Report.

(iii) Compensation of key management

Details of directors' and key management's remuneration are included in note 2(d) to the Accountants' Report.

11. SUBSEQUENT EVENTS

The following significant events have occurred after 31 December 2006:

- A placement of 6,500,000 shares to Gold Fields Australasia (BVI) Limited ("Gold Fields") at A$5.58 per share was completed on 10 January 2007. This placement is part of the formation of a strategic alliance which combines Sino Gold's proven and recognised operational, development and business capabilities in China with the technical, financial and human resourcing expertise of Gold Fields, the world's fourth largest gold company.

- On 16 January 2007, the company completed the acquisition of 15,305,604 shares in Golden Tiger Mining NL at a price of A$0.10 per share. This investment represents a 19.9% interest in Golden Tiger Mining NL.

- On 17 January 2007, an extraordinary general meeting of shareholders was held at which the following resolutions were duly passed;

  - The change of the company's name to Sino Gold Mining Limited.

  - The ratification of the share placement made to Gold Fields on 10 January 2007 of 6,500,000 shares at A$5.58 per share.

12. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company or any of its subsidiaries in respect of any period subsequent to 31 December 2006.

24 October 2007

The Directors
Sino Gold Mining Limited
Level 22, 44 Market Street
Sydney, AUSTRALIA

Dear Sirs

Independent Accountant's Report

1. Introduction

We have prepared this Independent Accountant's report (Report) at the request of the Directors of Sino Gold Mining Limited and its controlled entities hereafter referred to as "the Company" for inclusion in a the Offering Circular to be dated 24 October 2007 relating to the offer of the Company to all of the issued and outstanding shares of Golden China Resources Corporation ("Golden China").

Expressions defined in the Offering Circular have the same meaning in this report.

2. Scope

We have been requested to prepare an Independent Accountant's Report covering the Historical Financial Information comprising the historical Balance Sheet as at 31 December 2004, 2005 and 2006 and the historical Income Statement, Statement of Changes in Equity, Cash Flow Statement and applicable notes to these statements for the years ended 31 December 2004, 2005 and 2006 as set out in Schedule A of the Offering Circular; and

The Historical Financial Information has been extracted from the audited statutory financial statements of the Company which were audited by us and on which an unqualified audit opinion was issued. No adjustments have been made to the audited statutory financial statements.

The Directors have prepared and are responsible for the historical and proforma financial information. We disclaim any responsibility for any reliance on this report or on the financial information to which it relates for any purposes other than that for which it was prepared. This report should be read in conjunction with the full Offering Circular.

Audit of Historical Financial Information

We have conducted an independent audit of the historical financial information in order to express an audit opinion. Our audit has been conducted in accordance with Australian Auditing and Assurance Standards applicable to audit engagements to provide reasonable assurance whether the historical financial information is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the historical financial information, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the historical financial information is presented fairly in accordance with the measurement and recognition requirements of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the Company financial position as at 31 December 2004, 2005 and 2006, and of its performance as represented by the results of its operations and its cash flows for the years then ended.

3. Opinion and Statement

In our opinion, the historical financial information of the Company as set out in Section [X] of the Offering Circular presents fairly, in all material respects, in accordance with the measurement and recognition requirements applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Company as at 31 December 2004, 2005 and 2006 and its performance as represented by the results of its operations and its cash flows for the years then ended.

4. Disclosure

Ernst & Young does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young provides audit and other advisory services to the Company, and will receive a professional fee for the preparation of this Report.

Yours faithfully

(Signed)
Ernst & Young

SINO GOLD MINING LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET

(Expressed in thousands of Australian dollars unless otherwise stated)
June 30. 2007
(Unaudited)

A$000s	Sino Gold	Golden China (Schedule 1(a))	Pro forma adjustments	Notes	Pro forma consolidated
Current assets					
Cash and cash equivalents	100,518	7,138	(2,000)	3	105,656
Restricted cash	53,022	1,817	-		54,839
Marketable securities	-	14,883	-		14,883
Trade and other receivables	2,891	-	-		2,891
Inventories	14,401	13,038	-		27,439
Other	342	4,210	-		4,552
Total current assets	171,174	41,086	(2,000)		210,260
Non current assets					
Receivables	1,841	-	-		1,841
Property, plant & equipment	385	13,334	-		13,719
Deferred exploration, evaluation and development	287,604	29,984	104,779	3	422,367
Goodwill	-	26,339	(26,339)	3	-
Other non current assets	-	1,763	-		1,763
Total non current assets	289,830	71,419	78,440		439,690
Total assets	461,004	112,505	76,440		649,950
Current liabilities					
Trade and other payables	29,386	11,892	-		41,278
Provisions	602		-		602
Interest bearing liabilities	56,987	30,693	-		87,680
Derivatives	25,709		-		25,709
Total current liabilities	112,684	42,585	-		155,269
Non current liabilities					
Interest bearing liabilities	78,850	7,437	-		86,287
Deferred tax liability	-	3,648	26,195	3	29,843
Derivatives	61,794	290	-		62,084
Total non current liabilities	140,644	11,375	26,195		178,214
Total liabilities	253,328	53,960	26,195		333,483
Net assets	207,676	58,546	50,245		316,467
Shareholders equity					
Issued capital	327,594	80,292	22,634	3	430,521
Convertible notes - equity component	3,228	-	-		3,228
Other reserves	(98,472)	4,349	683	3	(93,440)
Accumulated losses	(67,422)	(26,928)	26,928	3	(67,422)
Total parent entity interests	164,928	57,714	50,245		272,886
Outside equity interests	42,748	832	-		43,580
Total shareholders equity	207,676	58,546	50,245		316,467

SINO GOLD MINING LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in thousands of Australian dollars unless otherwise stated)
Half Year ended June 30, 2007
(Unaudited)

A$000s	Sino Gold	Golden China (Schedule 1(b))	Pro forma adjustments	Notes	Pro forma consolidated
Sales revenue	-	32,250	-		32,250
Cost of sales	-	(31,980)	-		(31,980)
Gross profit / (loss)	-	270	-		270
Other income	(4)	-	-		(4)
Administrative expenses	(4,845)	(5,369)	-		(10,214)
Write off of mineral interests	(702)	-	-		(702)
Foreign exchange gains/(loss)	1,387	(262)	-		1,125
Gain/(loss) from marketable securities	-	(5,612)	-		(5,612)
Loss on ineffective hedges	(798)	-	-		(798)
Loss on fair value of vested share options	4,287	-	-		4,287
Profit / (loss) before tax and financing costs	(675)	(10,972)	-		(11,647)
Finance costs (net of finance income)	(2,442)	(3,146)	-		(5,588)
Profit / (loss) before income tax	(3,117)	(14,118)	-		(17,235)
Income tax expense	-	1,358	-		1,358
Profit / (loss) after income tax	(3,117)	(12,760)	-		(15,877)
Outside equity interests	-	19	-		19
Profit / (loss) after income tax attributable to members of the parent	(3,117)	(12,741)	-		(15,858)

SINO GOLD MINING LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in thousands of Australian dollars unless otherwise stated)
Year ended December 31, 2006
(Unaudited)

A$000s	Sino Gold	Golden China (Schedule 1(c))	Michelago	Pro forma adjustments	Notes	Pro forma consolidated
Sales revenue	8,695	1,848	89,709	-		100,252
Cost of sales	(7,803)	(1,761)	(85,293)	-		(94,857)
Gross profit / (loss)	892	87	4,416	-		5,395
Other income	2,446	-	704	-		3,150
Administrative expenses	(8,273)	(4,873)	(11,234)	-		(24,380)
Write off of mineral interests	-	(3,915)	-	-		(3,915)
Foreign exchange gains/(loss)	962	(111)	2,324	-		3,175
Gain/(loss) from marketable securities	-	(610)	-	5,913		5,304
Loss on fair value of vested share options	(11,421)	-	-	-		(11,421)
Profit / (loss) before tax and financing costs	(15,394)	(9,422)	(3,790)	5,913		(22,692)
Finance costs (net of finance income)	(4,660)	(962)	(6,816)	-		(12,438)
Profit / (loss) before income tax	(20,054)	(10,384)	(10,606)	5,913		(35,130)
Income tax expense	-	1,111	-	-		1,111
Profit / (loss) after income tax	(20,054)	(9,273)	(10,606)	5,913		(34,020)
Outside equity interests	-	-	145	-		145
Profit / (loss) after income tax attributable to members of the parent	(20,054)	(9,273)	(10,461)	5,913		(33,875)

SINO GOLD MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Australian dollars unless otherwise stated)
June 30, 2007 and December 31, 2006
(Unaudited)

1. Basis of presentation

On August 13, 2007, Sino Gold Mining Limited ("Sino Gold" or the "Company") entered an agreement with Golden China Resources Corporation ("Golden China"), regarding, among other things, a proposed offer by Sino Gold for all of the outstanding common shares of Golden China whereby Golden China shareholders would receive one Sino Gold ordinary share for every 4.5 Golden China common shares held.

These unaudited *pro forma* consolidated financial statements have been prepared to give effect to the Company's acquisition of Golden China (the "Acquisition"). These unaudited *pro forma* consolidated financial statements have been prepared on the basis that each shareholder will receive shares of common stock of Sino Gold in exchange for their Golden China common shares.

The unaudited *pro forma* consolidated financial statements have also been prepared to give effect to Golden China's acquisition of Michelago Limited.

These unaudited *pro forma* consolidated financial statements have been compiled from and include:

(a) An unaudited *pro forma* consolidated balance sheet combining the unaudited balance sheet of Sino Gold as at June 30, 2007 with the audited balance sheet of Golden China as at June 30, 2007, giving effect to the transaction as if it occurred on June 30, 2007.

(b) An unaudited *pro forma* consolidated statement of operations combining the audited statement of operations of the Company for the year ended December 31, 2006 with the following:

   a. Unaudited constructed statement of operations of Golden China for the twelve months ended December 31, 2006, giving effect to the transaction as if it occurred on January 1, 2006. Golden China's statement of operations for the twelve months ended December 31, 2006 has been constructed by adding together (a) the results for the six months ended June 30, 2006 (derived from Golden China's audited financial statements for the year ended June 30, 2006 and the unaudited financial statements for the six months ended December 31, 2005) and (b) the unaudited interim results for the six months ended December 31, 2006.

   b. Unaudited constructed statement of operations of Michelago Limited (Michelago) for the period from January 1, 2006 to December 22, 2006, giving effect to the transaction as if it occurred on January 1, 2006. Michelago's statement of operations for the period ended December 22, 2006 has been constructed by adding together (a) the results for the six months ended June 30, 2006 (derived from Michelago's audited financial statements for the year ended June 30, 2006 and the unaudited financial statements for the six months ended December 31, 2005) and (b) the unaudited results for the period from July 1, 2006 to December 22, 2006.

(c) An unaudited *pro forma* consolidated statement of operations combining the unaudited statement of operations of the Company for the six months ended June 30, 2007 with the unaudited constructed statement of operations of Golden China for the six months ended June 30, 2007 (derived from Golden China's audited financial statements for the year ended June 30, 2007 and the unaudited interim results for the six months ended December 31, 2006), giving effect to the transaction as if it occurred on January 1, 2006.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Australian dollars unless otherwise stated)
June 30, 2007 and December 31, 2006
(Unaudited)

The unaudited *pro forma* consolidated balance sheet and statements of operations have been presented on the above basis to ensure that the unaudited *pro forma* consolidated financial statements reflect the acquired business financial statements for a period that is no more than 93 days from Sino Gold's year-end, as required pursuant to *pro forma* presentation requirements contained in Canadian securities legislation.

The unaudited *pro forma* consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Sino Gold for the year ended December 31, 2006 which are included elsewhere in this document. The unaudited *pro forma* consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company.

Golden China prepares its financial statements in accordance with Canadian GAAP and in Canadian dollars. Golden China's financial statements included in the *pro forma* consolidated financial statements have been translated to AIFRS, as more fully described in note 2. The conversion from Canadian dollars to Australian dollars has been reflected at the rates described in the following table.

As at June 30, 2007	1.108
Average for the six months ended June 30, 2007	1.104
Average for the twelve months ended December 31, 2006	1.145

Golden China financial statements for all prior years have been translated in Australian dollars using the current rate method pursuant to IAS 21, *The Effects of Changes in Foreign Exchange Rates.*

Management of Sino Gold has consolidated certain line items from Golden China's financial statements in an attempt to conform to the presentation of the Company's financial statements. It is management's opinion that these unaudited *pro forma* consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Australian equivalents to International Financial reporting Standards ("AIFRS").

The unaudited *pro forma* consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited *pro forma* financial information is not necessarily indicative of the results of operations that may be obtained in the future. The *pro forma* adjustments and allocations of the purchase price for Golden China are based in part on provisional estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Golden China that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited *pro forma* consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the acquisition and other changes in Golden China's net tangible and intangible assets prior to the completion of the acquisition, which have not been incorporated into these unaudited *pro forma* consolidated financial statements, could cause material differences in the information presented.

(Expressed in thousands of Australian dollars unless otherwise stated)

2. Reconciliation to AIFRS

(i) Subscription monies

On 24 May 2007, C$1,640,025 was raised by Golden China by way of subscription receipts. These funds were placed into an escrow account pending shareholder approval for the issuance of the common shares underlying the subscription receipts. In the Canadian GAAP financial statements of Golden China these receipts were classified as a liability as at June 30, 2007 on the basis that the monies would be repaid if the shareholders did not approve the issue of additional shares. Furthermore, costs associated with raising these funds of C$132,000 were capitalized as an asset as at June 30, 2007.

Under AIFRS, these subscription monies would typically be classified as equity rather than debt. Therefore, the costs associated with raising these funds would be offset against the funds received in equity.

(ii) Debt establishment costs

Under Canadian GAAP, debt establishment costs are capitalized as an asset and amortised over the life of the debt using the effective interest method. Under AIFRS, debt establishment costs are included in the amortised cost of the debt which is then measured using the effective interest method.

As at June 30, 2007, the capitalized debt establishment costs in the financial statements of Golden China are C$627,000 (including $156,000 relating to agents options – refer (iv) below) relating to the convertible note. These have been reclassified and included in the amortised cost of the convertible debt in the AIFRS pro forma balance sheet. There is no impact on the pro forma statement of operations.

(iii) Tax gross up on exploration and evaluation costs with no tax base

Under Canadian GAAP, a deferred tax asset or liability is recognized based on differences between the accounting book value of assets and liabilities and the corresponding tax bases of those assets and liabilities. Accordingly, when capitalized exploration costs are incurred for which no future tax deduction can be obtained (ie – zero tax base) the capitalized value of the expenditure is "grossed up" and an offsetting deferred tax liability recognized.

Under AIFRS, deferred tax liabilities are not recognized where such a liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit (or loss) nor taxable income (or loss). Accordingly, no deferred tax liability would be recognized with respect to exploration expenditure which has a zero tax base when incurred.

As at June 30, 2007 Golden China had grossed up deferred exploration and evaluation costs by C$779,000 and recognized a corresponding deferred tax liability. This has been reversed in the AIFRS pro forma balance sheet. There is no impact on the pro forma statement of operations.

(iv) Options issued to Agent

Golden China has provided to an Agent, in consideration for the completion of a private placement, 7% of the aggregate proceeds raised and compensation options (the "Agents Options")

(Expressed in thousands of Australian dollars unless otherwise stated)

which entitle the Agent to subscribe for:

(a) such price and amount of Convertible Debentures as is equal to 7% of the aggregate price and amount of Debentures issued on the closing date, at an exercise price of C$1,000 per Debenture. The value of these options as at the grant date (C$156,000) has been capitalized as debt establishment costs (refer (ii) above) with a corresponding entry to creditors and accruals:

(b) Units equal to 7% of the number of units and subscription receipts issued. The exercise price of these options is C$0.87 per Unit. Each Unit is comprised of one common share and one-half a common share purchase warrant. The value of these options as at the grant date (C$106,000) has been offset against the equity proceeds raised.

Under AIFRS, an option that provides the holder the right to be granted an instrument with a derivative equity component (eg – a convertible debenture or an option over shares) is classified as derivative liability rather than equity. This liability is then required to be marked-to-market through the income statement.

During the period from the grant date (May 15, 2007) to June 30, 2007 there has been no material movement in the value of these options. Therefore, no mark-to-market gains or losses have been recognized as an AIFRS adjustment.

(v) Interest on debentures

Debenture holders have the right to elect to receive interest payments in common shares rather than cash subject to the receipt of any required legal or regulatory approval. The number of common shares to be issued in lieu of interest payments is calculated based on an 80% discount of the 5 days average share price immediately before the interest due date.

In the Golden China Canadian GAAP financial statements interest has been accrued and expensed based on the fixed coupon rate of 11.5% per annum. No additional expense has been recorded representing the option of debenture holders to receive interest in common shares at a discount to their market price.

Under AIFRS, the value of this option feature provided to debenture holders would be valued and included in the measurement of financing costs. The additional financing cost associated with this item for the six months ended June 30, 2007 and the year ended December 31, 2006 is C$258,000 and C$348,000 respectively. A corresponding increase in issued capital as at June 30, 2007 has also been recorded.

(vi) Investment in Mundoro

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under AIFRS temporary investments are designated as either (a) "held for trading" where the investment is recorded at fair value with any movements in fair value being reflected in the statement of operations; or (b) "available-for-sale" where the investment is held at fair value with any movements in fair value being reflected in equity reserves unless the investment is considered impaired.

(Expressed in thousands of Australian dollars unless otherwise stated)

The effects of the foregoing differences are summarized as follows:

(a) The book value of the investment as at 31 December 2006 has been increased by C$102,000 with a corresponding gain recorded in the pro forma statement of operations;

(b) an additional loss of C$102,000 is recorded in the pro forma statement of operations for the six months ended June 30, 2007 reflecting the lower gain on the disposal of this investment during this period.

(vii) Foreign currency translation

Under AIFRS transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities are retranslated at the rate of exchange ruling at the balance sheet date.

Upon translation from an operation's functional currency to the Group's presentation currency, assets and liabilities are translated at the rate prevailing at the balance sheet date. The statement of operations is translated at a weighted average exchange rate. Any differences arising on translation from functional currency to presentation currency is recorded in equity.

Under Canadian GAAP, the Company's subsidiaries are accounted for as "integrated" foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated at the rates in effect at the time of the transaction. Monetary items denominated in foreign currencies are translated to Australian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Foreign exchange gains and losses are included in income.

While the application of the AIFRS foreign currency translation rules does not result in a difference to Golden China's Canadian GAAP balance sheet and statement of operations, Sino Gold management will reassess the functional currency of the Golden China operations according to their own circumstances and AIFRS.

3. Acquisition of Golden China by Sino Gold

On 13 August 2007 Sino Gold announced that the Company had entered into an agreement regarding the proposed offer by Sino Gold for all the outstanding common shares of Golden China. Under the proposed offer, Golden China shareholders would receive one Sino Gold share for every 4.5 Golden China common shares held.

The business combination will be accounted for as a purchase transaction, with Sino Gold as the acquirer of Golden China.

In consideration for the acquisition of Golden China, the Company will issue 0.2222 shares of Sino Gold common stock for each outstanding common share and convertible debenture of Golden China totaling approximately 13.7 million common shares to shareholders of Golden China, representing approximately $102.9 million total value based on the closing price of Sino Gold's common stock of $7.52 as at September 28, 2007.

Each Golden China warrant or stock option which gives the holder the right to acquire shares in the common stock of Golden China when presented for execution will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of Sino Gold on the same basis as the exchange of Golden China common shares for Sino Gold common shares. These options and warrants have been included in the purchase consideration at their fair value of approximately $5.0 million based on the Black-Scholes pricing model.

The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	**6.5%**
Dividend yield	**N/A**
Volatility factor	**45%**
Expected life – options	**3 years**
Remaining period to expiry date – warrants (weighted average)	**12 months**

The value of the purchase consideration for accounting purposes may differ from the amount assumed in the unaudited *pro forma* consolidated financial statement information due to any future changes in the negotiation process.

After reflecting the *pro forma* purchase adjustments, the excess of the purchase consideration over the adjusted book values of Golden China's assets and liabilities as at June 30, 2007 has been allocated in full to Acquired Mineral Property Interests, included in Deferred exploration, evaluation and development costs. Upon consummation of the proposed acquisition of Golden China, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of Sino Gold for periods after the date of acquisition. Typically, any increase in the values assigned by Sino Gold to Golden China's capital assets would result in increased amortization charges. The fair value of the net assets of Golden China to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The provisional purchase price allocation is subject to change and is summarized as follows:

	AUD'000s
Purchase price	
Shares issued on acquisition	102,927
Sino Gold warrants issued	1,060
Sino Gold options issued	3,971
Acquisition costs (estimated)	2,000
	109,958
Fair value of net assets acquired	
Cash and cash equivalents	7,138
Restricted cash	1,817
Marketable securities	14,883
Inventories	13,038
Other	4,210
Property, plant & equipment	13,334
Deferred exploration, evaluation and development	134,763
Other non current assets	1,763
Trade and other payables	(11,892)
Interest bearing liabilities	(30,693)
Interest bearing liabilities	(7,437)
Minority interest	(832)
Deferred tax liability*	(29,843)
Derivatives	(290)
	109,958

* A deferred tax liability of $26,195,000 has been recognized on the acquisition of Golden China relating to the excess of the value allocated to Acquired Mineral Properties Interests over the existing net book value of these assets. As this excess of $104,779,000 (including deferred tax uplift) does not carry a tax base, a deferred tax liability is recognized at the applicable Chinese statutory tax rate of 25%.

4. *Pro forma* assumptions and adjustments

The unaudited *pro forma* consolidated financial statements incorporate the following *pro forma* assumptions:

(a) The purchase price for the Acquisition has been allocated to the acquired assets and liabilities on a proforma basis as described in Note 3.
(b) Transaction costs have been assumed to be $2,000,000 representing management's best estimate.
(c) Future income taxes have been taken into consideration in connection with the purchase price allocation where assumed fair values are not the same as the carry forward book values.
(d) Elimination of acquired business capital stock, equity accounts and accumulated deficit.
(e) Michelago's investment in Australian Solomons Gold Limited has been accounted for a "held for trading" financial asset in accordance with AASB 139 "Financial Instruments: Recognition and Measurement".

5. *Pro forma* share capital

Pro forma share capital as at June 30, 2007 has been determined as follows:

	Number of shares	Amount A$'000s
Issued common shares of Sino Gold	181,216,000	327,594
Shares issued for the acquisition of Golden China	13,687,041	102,927
Pro forma balance	194,903,041	430,521

6. *Pro forma* loss per share

Pro forma basic loss per share for the six months ended June 30, 2007 and the year ended December 31, 2006 has been calculated based on actual weighted average number of Sino Gold common shares outstanding for the respective periods and the assumed number of Sino Gold common shares issued to Golden China shareholders being effective on January 1, 2007 and January 1, 2006 respectively.

	Six months ended June 30, 2007	Year ended December 31, 2006
Actual weighted average number of Sino Gold common shares outstanding	169,280,728	146,168,242
Assumed number of Sino Gold common shares issued to Golden China shareholders	13,687,041	13,687,041
Pro forma weighted average number of Sino Gold common shares outstanding	182,967,769	159,855,283
Pro forma net loss (A$'000s)	(15,858)	(33,875)
Pro forma adjusted basic and diluted loss per share (AUD / share)	(0.09)	(0.21)

SINO GOLD MINING LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEET OF GOLDEN CHINA RESOURCES CORPORATION INC.

(Expressed in thousands of dollars unless otherwise stated)
As at June 30, 2007
(Unaudited)

Schedule 1(a)	As reported C GAAP CAD'000s	AIFRS adjustments CAD'000s	Notes	AIFRS CAD'000s	AIFRS AUD'000s
Current assets					
Cash and cash equivalents	6,442	-		6,442	7,138
Restricted cash	1,640	-		1,640	1,817
Marketable securities	13,432	-		13,432	14,883
Inventories	11,767	-		11,767	13,038
Other	3,800	-		3,800	4,210
Total current assets	37,081	-		37,081	41,086
Non current assets					
Deferred costs	759	(759)	2(i),(ii)	-	-
Property, plant & equipment	12,034	-		12,034	13,334
Deferred exploration, evaluation and development	27,840	(779)	2(iii)	27,061	29,984
Goodwill	23,772	-		23,772	26,339
Other non current assets	1,591	-		1,591	1,763
Total non current assets	65,996	(1,538)		64,458	71,419
Total assets	103,077	(1,538)		101,539	112,505
Current liabilities					
Trade and other payables	10,889	(156)	2(iv)	10,733	11,892
Interest bearing liabilities	27,701	-		27,701	30,693
Total current liabilities	38,590	(156)		38,434	42,585
Non current liabilities					
Interest bearing liabilities	7,339	(627)	2(ii)	6,712	7,437
Subscription receipts	1,640	(1,640)	2(i)	-	-
Deferred tax liability	4,071	(779)	2(iii),(iv)	3,292	3,648
Derivatives	-	262	2(iv)	262	290
Total non current liabilities	13,050	(2,784)		10,266	11,375
Total liabilities	51,640	(2,940)		48,700	53,960
Net assets	51,437	1,402		52,839	58,546
Shareholders equity					
Issued capital	70,458	2,008	2(i),(iv),(v)	72,466	80,292
Other reserves	3,925	-		3,925	4,349
Accumulated losses	(23,697)	(606)	2(v)	(24,303)	(26,928)
Total parent entity interests	50,686	1,402		52,088	57,714
Outside equity interests	751	-		751	832
Total shareholders equity	51,437	1,402		52,839	58,546

SINO GOLD MINING LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
STATEMENT OF OPERATIONS OF GOLDEN CHINA RESOURCES CORPORATION INC.
(Expressed in thousands of dollars unless otherwise stated)
Six months ended June 30, 2007
(Unaudited)

Schedule 1(b)	As reported C GAAP CAD'000s	AIFRS adjustments CAD'000s	Notes	AIFRS CAD'000s	AIFRS AUD'000s
Sales revenue	29,212	-		29,212	32,250
Cost of sales	(28,967)	-		(28,967)	(31,980)
Gross profit / (loss)	245	-		245	270
Administrative expenses	(4,863)	-		(4,863)	(5,369)
Foreign exchange gains/(loss)	(237)	-		(237)	(262)
Gain/(loss) from marketable securities	(4,981)	(102)	2(vi)	(5,083)	(5,612)
Profit / (loss) before tax and financing costs	(9,836)	(102)		(9,938)	(10,972)
Finance costs (net of finance income)	(2,592)	(258)	2(v)	(2,850)	(3,146)
Profit / (loss) before income tax	(12,428)	(360)		(12,788)	(14,118)
Income tax expense	1,230	-		1,230	1,358
Profit / (loss) after income tax	(11,198)	(360)		(11,558)	(12,760)
Outside equity interests	17	-		17	19
Profit / (loss) after income tax attributable to members of the parent	(11,181)	(360)		(11,541)	(12,741)

SINO GOLD MINING LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
STATEMENT OF OPERATIONS OF GOLDEN CHINA RESOURCES CORPORATION INC.
(Expressed in thousands of dollars unless otherwise stated)
Twelve months ended December 31, 2006
(Unaudited)

Schedule 1(c)	As reported C GAAP CAD'000s	AIFRS adjustments CAD'000s	Notes	AIFRS CAD'000s	AIFRS AUD'000s
Sales revenue	1,614	-		1,614	1,848
Cost of sales	(1,538)	-		(1,538)	(1,761)
Gross profit / (loss)	76	-		76	87
Administrative expenses	(4,256)	-		(4,256)	(4,873)
Write off of mineral interests	(3,419)	-		(3,419)	(3,915)
Foreign exchange gains/(loss)	(97)	-		(97)	(111)
Gain/(loss) from marketable securities	(635)	102	2(vi)	(533)	(610)
Profit / (loss) before tax and financing costs	(8,331)	102		(8,229)	(9,422)
Finance costs (net of finance income)	(492)	(348)	2(v)	(840)	(962)
Profit / (loss) before income tax	(8,823)	(246)		(9,069)	(10,384)
Income tax expense	970	-		970	1,111
Profit / (loss) after income tax	(7,853)	(246)		(8,099)	(9,273)

24 October 2007

The Board of Directors of
Sino Gold Mining Limited
Level 22, 44 Market Street
Sydney, NSW
AUSTRALIA

Compilation Report on Pro Forma Consolidated Financial Statements

We have read the accompanying unaudited pro forma consolidated balance sheet of Sino Gold Mining Limited ("SGML" or the "Company") as at June 30, 2007 and the unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2006, and have performed the following procedures:

Pro forma consolidated balance sheet as at June 30, 2007

1. Compared the figures in the column captioned "Sino Gold" to the unaudited consolidated financial statements of the Company as at June 30, 2007, and found them to be in agreement;

2. Compared the figures in the column captioned "Golden China" to the the figures in the column captioned "AIFRS AUD '000s" as shown in Schedule 1(a) to the pro forma consolidated financial statements and found them to be in agreement.

3. Compared the figures in the column captioned "As reported C GAAP CAD '000s" as shown in Schedule 1(a) to the pro forma consolidated statements to the audited consolidated financial statements of Golden China Resources Corporation Inc ("Golden China") as at June 30, 2007, and found them to be in agreement.

4. Compared the figures in the column "AIFRS adjustments CAD '000s" as shown in Schedule 1(a) to the pro forma consolidated financial statements to a schedule prepared by the Company's management outlining the significant measurement differences between Canadian generally accepted accounting principles and the Australian equivalent to International Financial Reporting Standards applicable to Golden China and found them to be in agreement.

5. Recalculated the figures in the column captioned "AIFRS CAD '000s" as shown in Schedule 1(a) to the pro forma consolidated financial statements based on the figures in the columns captioned "As reported "C GAAP CAD '000s" and "AIFRS adjustments CAD '000s" and found the amounts to be arithmetically correct.

6. Recalculated the figures in the column captioned "AIFRS AUD '000s" as shown in Schedule 1(b) to the pro forma consolidated financial statements based on the figures in the column captioned "AIFRS CAD '000s" as shown in Schedule 1(a) to the pro forma consolidated financial statements and the foreign exchange rate of CAD1.00 = AUD$1.108 and found the amounts to be arithmetically correct.

Pro forma consolidated statement of operations for the six months ended June 30, 2007

7. Compared the figures in the column captioned "Sino Gold" to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2007 and found them to be in agreement;

8. Compared the figures in the column captioned "Golden China" to the figures in the column captioned "AIFRS AUD '000s" as shown in Schedule 1(b) to the pro forma consolidated financial statements and found them to be in agreement.

9. Recalculated the figures in the column captioned "As reported C GAAP CAD '000s" as shown in Schedule 1(b) to the pro forma consolidated statements based on the audited consolidated financial statements of Golden China for the year ended June 30, 2007 and the unaudited consolidated financial statements of Golden China for the six months ended December 31, 2006 and found the amounts to be arithmetically correct.

10. Compared the figures in the column "AIFRS adjustments CAD '000s" as shown in Schedule 1(b) to the pro forma consolidated financial statements to a schedule prepared by the Company's management outlining the significant measurement differences between Canadian generally accepted accounting principles and the Australian equivalent to International Financial Reporting Standards applicable to Golden China and found them to be in agreement.

11. Recalculated the figures in the column captioned "AIFRS CAD '000s" as shown in Schedule 1(b) to the pro forma consolidated financial statements based on the figures in the columns captioned "As reported "C GAAP CAD '000s" and "AIFRS adjustments CAD '000s" and found the amounts to be arithmetically correct.

12. Recalculated the figures in the column captioned "AIFRS AUD '000s" as shown in Schedule 1(b) to the pro forma consolidated financial statements based on the figures in the column captioned "AIFRS CAD '000s" as shown in Schedule 1(b) to the pro forma consolidated financial statements and the foreign exchange rate of CAD1.00 = AUD$1.104 and found the amounts to be arithmetically correct.

Pro forma consolidated statement of operations for the year ended December 31, 2006

13. Compared the figures in the column captioned "Sino Gold" to the audited consolidated financial statements of the Company for the year ended December 31, 2006 and found them to be in agreement.

14. Compared the figures in the column captioned "Golden China" to the figures in the column captioned "AIFRS AUD '000s" as shown in Schedule 1(c) to the pro forma consolidated financial statements and found them to be in agreement.

15. Recalculated the figures in the column captioned "As reported C GAAP CAD '000s" as shown in Schedule 1(c) to the pro forma consolidated statements based on the audited consolidated financial statements of Golden China for the year ended June 30, 2006 and the unaudited consolidated financial statements of Golden China for the six months ended December 31, 2006 and 2005 and found the amounts to be arithmetically correct.

16. Compared the figures in the column "AIFRS adjustments CAD '000s" as shown in Schedule 1(c) to the pro forma consolidated financial statements to a schedule prepared by the Company's management outlining the significant measurement differences between Canadian generally accepted accounting

principles and the Australian equivalent to International Financial Reporting Standards applicable to Golden China and found them to be in agreement.

17. Recalculated the figures in the column captioned "AIFRS CAD '000s" as shown in Schedule 1(c) to the pro forma consolidated financial statements based on the figures in the columns captioned "As reported "C GAAP CAD '000s" and "AIFRS adjustments CAD '000s" and found the amounts to be arithmetically correct.

18. Recalculated the figures in the column captioned "AIFRS AUD '000s" as shown in Schedule 1(c) to the pro forma consolidated financial statements based on the figures in the column captioned "AIFRS CAD '000s" as shown in Schedule 1(c) to the pro forma consolidated financial statements and the foreign exchange rate of CAD1.00 = AUD$1.145 and found the amounts to be arithmetically correct.

19. Recalculated the figures in the column captioned "Michelago" based on the audited consolidated financial statements of Michelago Limited for the year ended June 30, 2006 and the unaudited consolidated financial statements of Michelago Limited for the six months ended December 31, 2006 and 2005 and found the amounts to be arithmetically correct.

Pro forma adjustments

20. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about;

    (a) the basis for determination of the pro forma adjustments and the adjustments necessary to reconcile Golden China's audited consolidated financial statements as at June 30, 2007 and 2006 and for the years then ended and Golden China's unaudited consolidated financial statements for the six months ended December 31, 2006 and 2005 measured in accordance with Canadian generally accepted accounting principles to the Australian equivalent to International Financial Reporting Standards; and

    (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

    The officials:

    (a) described to us the basis for determination of the pro forma adjustments and the adjustments necessary to reconcile Golden China's audited consolidated financial statements as at June 30, 2007 and 2006 and for the years then ended and Golden China's unaudited consolidated financial statements for the six months ended December 31, 2006 and 2005 measured in accordance with Canadian generally accepted accounting principles to the Australian equivalent to International Financial Reporting Standards; and

    (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

21. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described for determination of the pro forma adjustments and the adjustments necessary to reconcile Golden China's audited consolidated financial statements as at June 30, 2007 and 2006 and for the years then ended and Golden China's unaudited consolidated financial statements

for the six months ended December 31, 2006 and 2005 measured in accordance with Canadian generally accepted accounting principles to the Australian equivalent to International Financial Reporting Standards.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed)
Ernst & Young
Sydney, Australia

SCHEDULE "B"
INFORMATION RELATING TO SINO GOLD MINING LIMITED

TABLE OF CONTENTS

Definitions

In addition to the terms defined under the heading "Definitions" on page 1 of the Circular, the following capitalized terms have the meanings set out in this Schedule "B":

"**Administrative Regulations**" means the "Administration Regulations of the PRC on Gold and Silver" promulgated and implemented in June 1983;

"**AMC**" means AMC Resource Consultants Pty Ltd;

"**Approval Authority**" means the Ministry of Commerce of the PRC or its authorized local branch;

"**BGMR**" means the Bureau of Geology and Mineral Resources of the PRC;

"**Biomin**" means Biomin Technologies S.A.;

"**Brigade 105**" means Brigade No. 105 of Guizhou Bureau of Geology and Mineral Resource Development, a legal entity registered under the laws of the PRC;

"**Brigade 117**" means Brigade No. 117 of Guizhou Bureau of Geology and Mineral Resource Development, a legal entity registered under the laws of the PRC;

"**Brigade 707**" means Brigade No. 707 of Heilongjiang Non-ferrous Metals Geology Exploration, a legal entity registered under the laws of the PRC;

"**BVI**" means British Virgin Islands;

"**China Gold**" means China Gold Group Guizhou Limited (formerly known as Guizhou Provincial Gold Corporation), a company incorporated under the laws of the PRC;

"**China Review Project**" means the searchable digital database of Sino Gold that was initiated to compile, assess and interpret mine and exploration data from various regions across the PRC;

"**CIL**" means carbon in leach;

"**CJV**" means cooperative joint venture, a form of foreign investment permitted in the PRC under applicable Laws;

"**Convertible Notes**" means the US$35million, 5.75% convertible subordinated notes due 2012 issued by Sino Gold;

"**Early Consent Deadline**" means October 22, 2007;

"**Early Consent Payment**" means a payment of US$130 per US$1,000 of Convertible Notes deposited by Convertible Noteholders;

"**EIA**" means Environmental Impact Assessment;

"**Eligible Persons**" means eligible participants of the EOP which include full or part-time employees of Sino Gold and its subsidiaries;

"**EOP**" means Executive and Employee Option Plan, a share option scheme adopted by Sino Gold pursuant to a resolution passed by the Sino Gold Board on August 28, 2002 and the Sino Gold Shareholders on May 30, 2006;

"**EPB**" means Environmental Protection Bureau;

"**Equity-settled Transactions**" means share based payment transactions, whereby employees render services in exchange for shares or rights over shares;

"**ESIS**" means Employee Share Incentive Scheme, a share incentive scheme adopted by Sino Gold pursuant to a resolution passed by the Sino Gold Shareholders on May 1, 2001;

"**ESIS Loans**" means loans provided to employee shareholders to acquire Sino Gold Shares pursuant to the ESIS;

"**Excluded Area**" collectively means the area excluded under the Heads of Agreement, namely the Jinfeng Project area comprising the Laizhishan Dome and a 10km wide band surrounding the current outer edges of the Laizhishan Dome and the White Mountain Project area and a 10km wide band surrounding the outer edges of the White Mountain Project's exploration leases;

"**Exercise Period**" means the exercise period in relation to a Sino Gold Option under the EOP;

"**Exercise Price**" has the meaning attributed to it in the section of this Schedule "B" entitled "Sino Gold Options";

"**Exploration Licence**" means an exploration licence granted by the Ministry of Land and Resources of the PRC or its local branch;

"**GFS Scale Deposit**" means a gold project that: (a) has the potential of a minimum 5,000,000 oz of gold, or gold equivalent (as defined in the Heads of Agreement), in resources; and (b) is potentially capable of producing at an approximate minimum annual rate of 500,000 oz of gold or gold equivalent;

"**Gold Fields**" means Gold Fields Limited, a company incorporated under the laws of the Republic of South Africa;

"**Gold Fields Australasia**" means Gold Fields Australasia BVI Ltd (formerly known as Gold Fields Australasia Ltd), a company incorporated under the laws of BVI and a company associated with Gold Fields;

"**Gold Operating Permit**" means a gold operating permit issued by the NDRC;

"**Golden Tiger**" means Golden Tiger Mining NL;

"**Golden Triangle CJV**" means Sino Guangxi Golden Triangle Mining Limited, a CJV company formed on December 14, 2006 by SG Golden Triangle and the Guangxi Institute under the laws of the PRC which owns and operates the Golden Triangle Project;

"**Golden Triangle Guangxi Project**" means one of Sino Gold's projects located in Guangxi, in which Sino Gold holds a 70% interest through its wholly-owned subsidiary SG Golden Triangle;

"**Greatland CJV**" means Sino Guizhou Greatland Mining Limited, a CJV company formed on May 31, 2007 by SG Greatland and Brigade 105 under the laws of the PRC which owns and operates the Greatland Project;

"**Greatland Project**" means one of Sino Gold's projects located in Guangxi in which Sino Gold holds a 60% interest through its wholly-owned subsidiary SG Greatland;

"**Guangxi Institute**" means Guangxi Institute of Regional Geology Survey, a legal entity registered under the laws of the PRC;

"**Guiyang Minerals**" means Guiyang Minerals and Geology Company, a company incorporated under the laws of the PRC;

"**Heads of Agreement**" means the Heads of Agreement dated November 22, 2006 between Sino Gold and Gold Fields Australasia forming an alliance between them for the joint development of gold mining projects in the PRC and, pursuant to which, Gold Fields Australasia subscribed for 6,500,000 ordinary shares in the capital of Sino Gold at a price of A$5.58 per share;

"**Hexi CJV**" means Sino Zhaoyuan Xin Xin Mining Limited, a CJV company formed on May 25, 2007 by SG Jiaodong and Zhaoyuan Hexi under the laws of the PRC which owns and operates the Hexi Project;

"**Hexi Project**" means one of Sino Gold's projects located in Shandong Province in which Sino Gold holds a 70% interest through its wholly-owned subsidiary SG Jiaodong;

"**HVB**" means Bayerische Hypo-und Vereinsbank AG;

"**IFRIC**" means the International Financial Reporting Interpretations Committee;

"**IFRS**" means International Financial Reporting Standards - Australia;

"**Jianchaling Gold Mine**" means the former gold mine of Sino Gold located in Jianchaling, Shaanxi Province,the PRC;

"**Jindu CJV**" means Sino Gold Guizhou Jindu Mining Limited, a CJV company formed on August 30, 2007 by SG Jindu and China Gold under the laws of the PRC which owns and operates the Jindu Project;

"**Jindu Project**" means one of Sino Gold's projects located in Guizhou Province in which Sino Gold holds a 75% interest through its wholly-owned subsidiary SG Jindu;

"**Jinfeng**" or "**Jinfeng Gold Mine**" means Sino Gold's mining project located in Guizhou Province, the PRC in which Sino Gold holds an 82% interest through its wholly-owned subsidiary, SG Guizhou;

"**Jinfeng CJV**" means Sino Guizhou Jinfeng Mining Limited, a CJV company formed on July 8, 2002 by SG Guizhou and Lannigou under the laws of the PRC, which owns and operates the Jinfeng Project;

"**Jinfeng Standby L/C Loan**" means the standby cash collaterised letter of credit facility to secure advances made by China Construction Bank, Guizhou Branch to the Jinfeng Gold Mine;

"**Jinfeng Technical Report**" means the technical report on Jinfeng prepared by SRK dated October 10, 2007;

"**Jinluo CJV**" means Sino Gold Guizhou Jinluo Mining Limited, a CJV company formed on January 18, 2005 by SG Jinluo and Brigade 117 under the laws of the PRC, which owns and operates the Jinluo Project;

"**Jinluo Project**" means one of Sino Gold's projects located in Guizhou Province in which Sino Gold holds a 65% interest through its wholly-owned subsidiary SG Jinluo;

"**JORC Code**" means the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia;

"**Laizhishan Dome**" means a large (25x12km) geological structure associated with gold mineralization in the Golden Triangle;

"**Lannigou**" means Lannigou Gold Mine Limited, a company incorporated under the laws of the PRC;

"**LIBOR**" means London Interbank Offered Rate;

"**Licence Agreement**" means the BIOX licence agreement between the Jinfeng CJV and Minsaco BIOX Pty Ltd., holder of a licence from Biomin Technologies S.A.;

"**Ludi CJV**" means Shandong Sino Gold Fields Ludi Limited, a CJV company formed on July 26, 2004 by SG SPD and Shandong Bureau under the laws of the PRC, which owns and operates the Ludi Project;

"**Ludi Project**" one of Sino Gold's projects located in Shandong Province in which Sino Gold holds a 70% interest through its wholly-owned subsidiary SG SPD;

"**Mine Safety Law**" means the "Law on Mine Safety of the PRC", which became effective as of May 1, 1993;

"**Mineral Resources Law**" means the "Mineral Resources Law of the PRC", which became effective as of January 1, 1997;

"**Mining Permit**" means the Mining Permit obtained from the Ministry of Land and Resources of the PRC or its local branch;

"**Minxing**" means Yiwu Minxing Mining Science and Technology Development Limited, a company incorporated under the laws of the PRC;

"**MOF**" means the Ministry of Finance of the PRC;

"**NDRC**" means the National Development and Reform Commission of the PRC;

"**North Mountain CJV**" Sino Minxing Mining Limited, a CJV company to be formed by SG Guoxing and Minxing under the laws of PRC pursuant to the CJV agreement between these two parties dated August 28, 2006, which is expected to own and operate the North Mountain Project;

"**North Mountain Project**" one of Sino Gold's pending projects, which is located in Xinjiang Uygur Autonomous Region of the PRC;

"**Noteholders**" means holders of Notes;

"**Notes**" means the U.S.$35,000,000 5.75% convertible subordinated notes due 2012 issued by Sino Gold;

"**NWGI**" means the Northwest Geological Institute;

"**oz**" means ounce(s);

"**PBOC**" means the People's Bank of China, the central bank of the PRC;

"**PRC**" means the People's Republic of China;

"**Qualification Period**" means the period commencing from the Issue Date and ending on the date which is three years after the Issue Date;

"**RC**" means reverse circulation;

"**RMB**" means Renminbi, the lawful currency of the PRC;

"**Sanjianfang CJV**" means Sino HLJ Gold Strike Mining Limited, a CJV company formed on September 26, 2007 by SG HLJ and Brigade 707 under the laws of the PRC, which owns and operates the Sanjianfang Project;

"**SBBH Options**" means the options issued or issuable in accordance with the terms in the fee letter to Standard Bank plc and HVB dated September 16, 2005;

"**Senior Loan Facility**" means the financing facility provided to the Jinfeng CJV pursuant to a senior loan agreement dated September 16, 2005 entered into between the Jinfeng CJV, SG Guizhou, Sino Gold, Standard Bank plc, HVB, and China Construction Bank Corporation;

"**SG BMZ**" means Sino Gold BMZ Limited, a wholly-owned subsidiary of Sino Gold incorporated on May 22, 2003 under the laws of the Cayman Islands;

"**SG Golden Triangle**" means Sino Gold Golden Triangle Limited, a wholly-owned subsidiary of Sino Gold incorporated on July 31, 2006 under the laws of the Cayman Islands;

"**SG Greatland**" means Sino Gold Greatland Limited, a wholly-owned subsidiary of Sino Gold incorporated on October 16, 2006 under the laws of the Cayman Islands;

"**SG Guizhou**" means Sino Mining Guizhou Pty Limited, a wholly-owned subsidiary of Sino Gold incorporated on October 9, 2000 under the laws of NSW;

"**SG Guoxing**" means Sino Gold Guoxing Limited, a wholly-owned subsidiary of Sino Gold incorporated on July 25, 2006 under the laws of the Cayman Islands;

"**SG HLJ**" means Sino Gold HLJ Limited, a wholly-owned subsidiary of Sino Gold incorporated on August 8, 2005 under the laws of the Cayman Islands;

"**SG Jiaodong**" means Sino Gold Jiaodong Limited, a wholly-owned subsidiary of Sino Gold incorporated on August 21, 2006 under the laws of the Cayman Islands;

"**SG Jindu**" means Sino Gold Jindu Limited, a wholly-owned subsidiary of Sino Gold incorporated on July 24, 2003 under the laws of the Cayman Islands;

"**SG Jinluo**" means Sino Gold Jinluo Limited, a wholly-owned subsidiary of Sino Gold incorporated on June 24, 2003 under the laws of the Cayman Islands;

"**SG SPD**" means Sino Gold SPD Limited, a wholly-owned subsidiary of Sino Gold incorporated on June 26, 1998 under the laws of BVI;

"**Shandong Bureau**" means the Shandong Provincial Bureau of Geo-mineral Exploration & Development, a government entity of the PRC;

"**Sino Gold Board**" means the board of directors of Sino Gold;

"**Sino Gold Director**" means a director of Sino Gold Board;

"**Sino Gold Options**" means options to purchase Sino Gold Shares;

"**SRK**" means SRK Consulting (Australasia) Pty Ltd;

"**State**" means the central government of the PRC including all political subdivisions, (including provincial, municipal and other regional or local government entities) and instrumentalities thereof;

"**State Council**" means the State Council of the PRC;

"**TEM**" means transient electromagnectic;

"**Tonghua**" means Jilin Tonghua Institute of Geology and Minerals Exploration and Development, a legal entity registered under the Laws of the PRC;

"**Trust Deed**" means trust deed dated March 17, 2005 made between Sino Gold and the BNY Corporate Trustee Services Limited (formerly known as JPMorgan Chase Bank, N.A.) constituting the Notes;

"**VAT**" means value added tax;

"**White Mountain CJV**" means Sino Gold Jilin BMZ Mining Limited, a CJV company formed on November 14, 2003 by SG BMZ and Tonghua under the laws of the PRC, which owns and operates the White Mountain Project;

"**White Mountain Project**" means one of Sino Gold's projects located in Jilin Province in which Sino Gold holds a 95% interest through its wholly-owned subsidiary, SG BMZ;

"**WM Technical Report**" means the technical report on the White Mountain Project prepared by SRK dated October 10, 2007; and

"**Zhaoyuan Hexi**" means Zhaoyuan Hexi Yuli Limited, a legal entity registered under the laws of the PRC.

Corporate Information

Pursuant to the Corporations Act, Sino Gold was incorporated under the laws of the Australian state of New South Wales as a public company limited by shares with the name Sino Mining Limited on June 28, 2000. Sino Gold changed its name to Sino Gold Limited effective October 1, 2002. Sino Gold changed its name to Sino Gold Mining Limited effective January 19, 2007. Sino Gold listed on the ASX on December 3, 2002 and listed on the HKSE on March 16, 2007. Sino Gold's head and registered office is at Level 22, 44 Market Street, Sydney, New South Wales, Australia.

The following chart sets out the material subsidiaries of Sino Gold prior to completion of the Offer:


SINO GOLD MINING LTD
100%
100%
100%
SG Guizhou (Australia)
SG BMZ (Cayman)
Other Exploration Subsidiaries
82%
95%
Various
Jinfeng CJV
White Mountain CJV
Other Exploration CJVs

The following chart sets out the material subsidiaries of Sino Gold post completion of the Offer and the Compulsory Acquisition or Subsequent Acquisition Transaction, if any, as applicable.


SINO GOLD MINING LTD.
SG Guizhou (Australia)
SG BMZ (Cayman)
Other Exploration Subsidiaries
Sino Gold Mining (Canada) Ltd.
Various
Jinpeng CJV
White Mountain CJV
Other Exploration CJVs
Golden China
Michelago Limited (Australia)
Exploration Subsidiaries
Various
Michelago (Hong Kong) Limited
Exploration CJVs
Shandong MIC Biogold Limited (PRC)

Set out below is a table providing further information in relation to each of the incorporated CJV companies of Sino Gold.

Name	Established	Principal Business	Equity Interests
Jinfeng CJV	July 8, 2002	Gold exploration and development in the Jingeng Project and anticipated production in the Jinfeng Project mine	SG Guizhou (82%)* Lannigou (18%)
White Mountain CJV	November 14, 2003	Gold exploration and development in the White Mountain Project	SG BMZ (95%) Tonghua (5%)
Jinluo CJV	January 18, 2005	Gold exploration and development in the Jinluo Project	SG Jinluo (65%) Guiyang Minerals (35%)
Ludi CJV	July 26, 2004	Gold exploration and development in the Ludi Project	SG SPD (70%) Shandong Bureau (30%)
Golden Triangle CJV	December 14, 2006	Gold exploration and development in the Golden Triangle Project	SG Golden Triangle (70%) Guangxi Institute (30%)
Greatland CJV	May 31, 2007	Gold exploration and development in the Greatland Project	SG Greatland (60%) Brigade 105 (40%)
Hexi CJV	May 25, 2007	Gold exploration and development in the Hexi Project	SG Jiaodong (70%) Zhaoyuan Hexi (30%)
Jindu CJV	August 30, 2007	Gold exploration and development in the Jindu Project	SG Jindu (75%) China Gold (25%)
Sanjianfang CJV	September 26, 2007	Gold exploration and development in the Sanjianfang Project	SG HLJ (70%) Brigade 707 (30%)

* Sino Gold holds a legal 85% equity interest in the Jinfeng CJV however, in a letter dated December 11, 2001, Sino Gold confirmed to its partner, Lannigou, that it would transfer 3% of its equity interest to Lannigou subject to certain conditions. These conditions have now been fulfilled and accordingly Sino Gold has commenced negotiations with Lannigou regarding the specific terms and conditions of the transfer. Sino Gold therefore considers itself to have an 82% equity interest in the Jinfeng CJV and all references herein to such interest are made on this basis.

In addition to the CJV companies that have been incorporated, set out below is a table providing information in relation to each proposed CJV company that is still pending governmental approval.

Name	Date of Execution of CJV Agreement	Principal Business	Equity Interests
North Mountain CJV	August 28, 2006	Gold exploration and development in the North Mountain Project	SG Guoxing (70%) Minxing (30%)

Currently it is unclear when the governmental approvals for the incorporation of the North Mountain CJV is expected to be obtained.

For further details of the CJV agreements, please refer to the sections headed "CJV Agreements" in this Schedule "B".

On November 22, 2006, Sino Gold entered into a strategic alliance with Gold Fields Australasia to explore for multi-million ounce deposits in China; primarily porphyry, high-sulphidation epithermal or sediment-hosted disseminated orogenic style gold deposits. For details of the alliance agreement, please refer to the section headed "Other Assets of Sino Gold" in this Schedule "B".

General Development of the Business

History

The history of Sino Gold can be traced back to 1995 when China National Non-Ferrous Metals Industry Corporation, a Chinese state-owned company, formed Sino Mining International Limited, Sino Gold's founding shareholder. Sino Gold and its predecessor have actively engaged in mining and exploration of gold in the PRC since its inception.

Sino Gold's key milestones are as follows:

1995	Sino Mining International Limited was established by China National Non-Ferrous Metals Industry Corporation
1996	The Jianchaling Gold Mine was initiated
1998	The Jianchaling Gold Mine was commissioned with a designed gold output of 65,000 oz p.a.
1999	The China Review Project was initiated
2000	Sino Gold was formed as a result of a spin-off of Sino Mining International Limited's gold business including the Jianchaling Gold Mine
2001	The Jinfeng CJV agreement was executed
2002	The initial public offering of Sino Gold was completed and Sino Gold was listed on the ASX
2003	The White Mountain CJV was established
2004	The feasibility study for the Jinfeng Gold Mine was completed Exploration at the White Mountain Project generated positive results
2005	The project development permit for the Jinfeng Gold Mine was issued Development at the Jinfeng Gold Mine commenced
2006	The Heads of Agreement with Gold Fields Australasia was executed The Jianchaling Gold Mine was successfully divested
2007	Sino Gold listed on the SEHK First gold poured at the Jinfeng Gold Mine Development at the White Mountain Project commenced

Business of Sino Gold

Overview

Sino Gold explores, evaluates, develops and operates gold mines in the PRC through CJV companies, each of which is formed by a wholly-owned subsidiary of Sino Gold and a local PRC partner. Sino Gold's predecessor (from which Sino Gold's business was spun-off) was one of the first foreign companies to operate a gold mine in the PRC. In 1996, Sino Gold's predecessor initiated the development of the Jianchaling Gold Mine in Shaanxi Province and the Jianchaling Gold Mine was successfully operated until its divestment in September 2006.

Sino Gold is currently focused on ramping up the Jinfeng Gold Mine which is owned through the Jinfeng CJV. Sino Gold has an 82% interest in the Jinfeng CJV through SG Guizhou, a wholly-owned subsidiary of Sino Gold. The Jinfeng Gold Mine commenced gold production in May 2007, and achieved commercial production status in September 2007.

The Jinfeng Gold Mine, located in Guizhou Province in southern PRC, is one of the largest gold mines in the PRC. Based on the technical report prepared by Mike Warren of SRK, dated October 10, 2007, titled Jinfeng Gold Mine, Guizhou Province, China ("Jinfeng Technical Report"), initial gold production is estimated at approximately 180,000 ounces per annum. Based on current ore reserves and production plans the Jinfeng Gold Mine is expected to be a long-life (13.7 years), low-cost operation.

The White Mountain Project, located in Jilin Province, northeast China, is scheduled to become Sino Gold's next producing gold mine. Basic engineering work for the project has been completed and development works have commenced. The White Mountain Project is held through the White Mountain CJV. Sino Gold has a 95% interest in the White Mountain CJV through SG BMZ, a wholly-owned subsidiary of Sino Gold. Based on the technical report prepared by Mike Warren of SRK, dated October 10, 2007, titled White Mountain Project, Jilin Province, China ("WM Technical Report"), the White Mountain Project is expected to produce approximately 70,000 ounces of gold per annum once commissioned.

In addition to the Jinfeng CJV and the White Mountain CJV, Sino Gold has entered into eight other CJV agreements that cover prospective exploration areas. Sino Gold intends to undertake appropriate exploration programs to determine if these properties contain economically-exploitable mineralisation.

Sino Gold is pursuing a strategy of growth through exploration and acquisitions. Sino Gold's China Review Project, a searchable digital database containing more than 8,000 identified gold deposits or mines and approximately another 2,000 base metal deposits, was initiated to compile, assess and interpret mine and exploration data from various regions across the PRC. Sino Gold has used its extensive knowledge of the gold mining industry in the PRC in conjunction with its established position in the country to enter into several exploration CJVs.

Strategy

Sino Gold's goal is to become the leading gold producer in the PRC, which it seeks to accomplish through the following strategies:

A Continuing Focus on Gold in the PRC

Sino Gold believes that while the PRC is a significant gold producing country, it continues to be very prospective and relatively under-explored. Sino Gold's strategy is to leverage the core skills and expertise of its management team and employees, the knowledge it has developed through its geological database, the China Review Project, and its on-going working relationship at different levels of government and with key service providers, to continue its growth and pursue further value creating opportunities in the gold sector in the PRC.

Full Value Optimisation of the Jinfeng Gold Mine

Sino Gold is committed to fully optimising the value of the Jinfeng Gold Mine. The immediate priority is the successful ramp-up of the open-pit and gold processing production facilities to achieve nameplate capacity. A key part of the value optimisation strategy is to evaluate the economic viability of an expansion of the current processing facilities and increase ore production through the development of an underground mine. In August 2006, Sino Gold approved the early development of the underground mine at Jinfeng at an estimated pre-production capital cost of US$20 million and development work commenced in November 2006. Based on the current development plan, Sino Gold is scheduled to produce its first ore from the underground mine in the third quarter of 2008. In addition, exploration to fully define the extent of the Jinfeng Gold Mine mineral resource continues as well as further exploration for potential future ore sources in the vicinity of the Jinfeng Gold Mine.

Advance the White Mountain Project

The White Mountain Project is scheduled to become Sino Gold's next producing gold mine. The Sino Gold Board approved development of the White Mountain Project in August 2007 and development works subsequently commenced. Sino Gold expects to achieve commercial production in early 2009. Sino Gold has reported an ore reserve estimate of 3.2 million tonnes grading 4.2 gpt gold, containing 434,000 oz. of gold. Significant potential remains to increase this reserve, particularly to the northeast and at depth.

Pursue Growth Through Successful Exploration

Since entering the PRC, Sino Gold has been dedicated to pursuing a strategy of growing its resource base through exploration. As such, Sino Gold and its management have built the China Review Project applying modern technology and interpretation on existing mine and exploration data from various regions across the PRC. Sino Gold's strategy is to apply the significant knowledge it has developed through this database, identify key exploration prospects, and team up with local partners in exploring these prospective exploration areas. Sino Gold seeks to enter into CJV agreements with these strategic local exploration partners, and maintain a controlling stake in the CJV. Sino Gold has been successful in entering into a number of these CJV agreements to date and currently holds a controlling stake in all of its CJV companies.

Pursue Growth Through Successful Acquisitions

The gold sector in the PRC is relatively fragmented and Sino Gold believes that consolidation in the sector is likely. PRC legislation aiming to control environmental damage, safety problems and waste of resources have forced many smaller mining (including gold) operations to close due to high compliance costs, and the issuance of Mining Permits for small to medium operations has been restricted. As one of the largest foreign gold companies in the PRC, Sino Gold is well positioned to selectively pursue attractive acquisition opportunities and take advantage of the expected consolidation in the sector.

Operate Safely and in an Environmentally and Culturally Sensitive Manner

Sino Gold is committed to high standards in relation to the safety of its people and the impact it has on the environment and communities in which it operates. As a foreign company with a long term objective of investing in the PRC, Sino Gold considers sustained high performance in these key areas as critical to its long term success. Sino Gold believes it has previously demonstrated high levels of performance in these areas at the Jianchaling Gold Mine. At the Jinfeng Gold Mine, Sino Gold is committed to working with its employees and stakeholders to ensure a similar level of performance as it transitions from project construction to operation.

Competitive Advantages

Management believes that Sino Gold possesses the following competitive advantages:

First-Mover Position in the PRC

Sino Gold is one of the first foreign companies to operate a gold mine in the PRC and until recently, it was the only foreign producer of gold in the PRC. As such, Sino Gold has gained a significant first mover advantage and grown successfully in the PRC. Some of the managers and executives of Sino Gold were involved in the financing, development and operations of the Jianchaling Gold Mine which was initiated in 1996 and commissioned in October 1998.

In particular:

- the business of Sino Gold (and/or its predecessor) has been operated in the PRC for over ten years. With the experience that Sino Gold inherited from its predecessor and which improves with each new project, Sino Gold can be more efficient in evaluating opportunities and operating mines than companies without experience in the PRC;

- Sino Gold's presence in the PRC, particularly in the areas where it already has projects, gives it the advantage of proximity and should enable it to identify and evaluate new opportunities in these areas more quickly than companies without such presence;
- Sino Gold has considerable experience in dealing with, and has developed working relationships with provincial and central levels of government, semi-governmental bodies, engineering and construction groups and suppliers across the PRC; and
- Sino Gold already has a significant establishment in the PRC, with infrastructure and manpower in place. Therefore, Sino Gold's initial cost of evaluating new exploration and acquisition opportunities should be considerably lower than that for companies without a comparable presence in the PRC.

Database of PRC Mining Opportunities

For over 50 years, the PRC has been systematically explored and mapped by state-owned geology brigades. Many prospects and mines have been discovered and large geological datasets created. However, most of this information is difficult to obtain because it is de-centralised and held by numerous independent state and provincial exploration or mining groups and relatively little information has been shared with external parties.

In addition, relatively few of the known resources in the PRC have a defined resource of more than one million ounces of gold. Sino Gold believes that, by properly compiling, assessing and interpreting existing data, some PRC deposits, which at the moment have only a small defined resource, have the potential to become significant projects.

For these reasons, in January 1999, some members of Sino Gold's current management team initiated the China Review Project to gather data on various regions. Over a three-year period, mine and exploration data from various regions across the PRC was compiled, assessed and interpreted by Sino Gold. In November 2002, the initial work on the China Review Project was completed, but it has since been progressively updated. This work has been conducted by managers and employees of Sino Gold using information acquired from a range of sources including state-owned geology brigades, other mining companies and government agencies. The China Review Project now consists of a searchable digital database containing more than 8,000 identified gold deposits or mines and approximately another 2,000 base metal deposits.

The opportunities identified by the China Review Project have been assessed and ranked by Sino Gold according to their attractiveness, creating a pipeline of potential exploration projects for Sino Gold. It would take significant time and resources for other companies to compile a similar database.

Relationships and Experience in the PRC

Sino Gold's management team comprises a combination of foreign and PRC nationals, giving it the ability to effectively manage PRC business and cultural issues and also access international mining practices and foreign capital. This assists with:

- negotiations with local parties in the establishment of CJV companies; and
- the design, development and construction of mining projects.

Having developed and operated the Jianchaling Gold Mine and other projects for the past ten years in the PRC, Sino Gold (partly through its predecessor) has built up a strong network of suppliers and contractors. Some of the suppliers and contractors who worked with Sino Gold during the construction and operation of the Jianchaling Gold Mine are now working at the Jinfeng Gold Mine.

Adopting Best Practice

Sino Gold seeks to differentiate itself from other mining operations in the PRC by introducing and adhering to applicable PRC or international standards (whichever is higher) in dealing with environmental, health and safety and community relations issues.

The delivery of sustainable benefits for all key stakeholders is a guiding value for Sino Gold's activities. Sino Gold aims to achieve this by implementing appropriate policies to health, safety, environmental and community relations in a consistent manner.

Sino Gold has significant experience in implementing these policies from engaging in exploration projects, mine development and mine operations.

Doing Business in China

Laws and Regulations Relating to CJVs

A CJV is a form of foreign investment permitted in the PRC. Under the amended "PRC Sino-Foreign CJV Law", which became effective as of October 31, 2000, and the "Implementing Rules For the PRC Sino-Foreign CJV Law" which became effective as of September 4, 1995, a CJV may be a Chinese legal person with limited liability or, alternatively, a non-legal person entity. To establish a CJV, the Chinese and foreign parties must submit documents such as the CJV agreement, the articles of association etc., to the Approval Authority for examination and approval. The Approval Authority must, within 45 days upon accepting the application, decide whether or not to grant the approval. Within 30 days after receipt of the approval certificate issued by the Approval Authority, the parties must apply to the competent administration for industry and commerce for registration to obtain the business licence of the CJV. The issuance date of the business licence is the establishment date of the CJV.

A CJV may be managed by a board of directors or, alternatively, by a joint management committee. The CJV Rules require a CJV to obtain unanimous board (or management committee) approval on the following decisions:

- amendment of the CJV's articles of association;
- termination or dissolution of the CJV;
- reduction or increase of the registered capital of the CJV;
- merger, division or change in the organisational form of the CJV;
- mortgage of assets of the CJV; and
- other matters agreed to by the parties to the CJV.

According to the relevant PRC rules, a transfer of an equity interest in the CJV must comply with PRC laws and regulations, and be approved by approval departments and submitted for alteration registration with registration departments. A transfer without approval from the relevant approval departments is invalid.

Laws and Regulations relating to Mineral Resources

Under the Mineral Resources Law, all mineral resources of the PRC are owned by the State. The Ministry of Land and Resources is responsible for the supervision and administration of the mining and exploration of mineral resources nationwide. The geology and mineral resources departments of the PRC government in the respective provinces, autonomous regions and municipalities are responsible for the supervision and administration of the exploration, development and mining of mineral resources within their own jurisdictions. Enterprises engaged in the mining or exploration of mineral resources must obtain mining and exploration permits, as the case may be, which are transferable for consideration only in certain circumstances as provided under PRC laws, subject to approval by relevant administrative authorities.

According to the relevant PRC laws, before the exploration and mining activities relating to mineral resources can commence, the project company must first obtain the Exploration Licence and the Mining Permit, which generally entitles the project company to the exploration and mining rights attached to the relevant mining project. Furthermore, if the mining activities involve gold resources, a Gold Operating Permit must also be obtained.

Holders of exploration permits and holders of Mining Permits are subject to exploration right usage fees and mining right usage fees, respectively. Mining right usage fees are payable on an annual basis. The rate of mining right usage fee is RMB1,000 per sq.km. of mining area per annum. Exploration right usage fees are calculated according to the size of the exploration area and are also payable on an annual basis. The rate of exploration right usage fees for the first year to the third year of exploration is RMB100 per sq.km. of exploration area per annum. From the fourth year of exploration onwards, the rate increases by RMB100 per sq.km. of exploration area per annum. However, the annual maximum rate may not exceed RMB500 per sq.km. of exploration area. In addition, according to the amended "Administration Regulation for Collection of Mineral Resource Compensation Fee", which became effective as of July 3, 1997, holders of Mining Permits are subject to mineral resource compensation fees, which are equal to a certain percentage of the sales revenue of such holders.

Methods of Obtaining Exploration Licence

In accordance with the "Administrative Measures on Registration of Tenement of Mineral Resources Exploration and Survey", the applicant must submit the following documents to the Ministry of Land and Resources of the PRC or its local branch for the Exploration Licence:

- an application form for registration and a drawing or map indicating the scope of the blocks for which the applicant is applying;
- a copy of the certificate validating the qualification of the exploration unit;
- an exploration working plan and an exploration contract or documents evidencing that the exploration unit and project are entrusted by the State;
- an implementation proposal for the exploration, and its appendixes thereto;
- documents of proof showing the source of the funds for the exploration project; and
- materials otherwise required by the relevant authority.

After reviewing these documents, the competent authority must make a decision within 40 days and notify the applicant of the result. If the application is approved, the applicant must pay an exploration right usage fee before obtaining the Exploration Licence, which is calculated according to the size of the exploration area.

The maximum valid period of the initial term of the Exploration Licence is three years. An application must be submitted to the original competent registration authority for renewal of such Exploration Licence at least 30 days prior to the expiration date stipulated thereon. Each renewal cannot exceed two years.

The applicant must obtain the Exploration Licence before carrying out exploration activities.

Methods of Obtaining Mining Permit

In accordance with the "Administrative Measures on Registration of Mineral Resources Exploitation", to apply for the Mining Permit, the applicant must submit the following documents to the Ministry of Land and Resources of the PRC or its local branch:

- an application form for registration and a drawing or map indicating the scope of the mining area;
- a certificate validating the qualification of the applicant;
- a plan for development and utilization of the mineral resources;
- approval documents for establishment of the mining enterprise;
- an environment influence evaluation report for the exploitation of the mineral resources; and
- materials otherwise required by the relevant authority.

After reviewing the above documents, the relevant authority must make a decision within 40 days and notify the applicant of the result. If the application is approved, the applicant must pay the mining right usage fee before obtaining the Mining Permit, which is calculated according to the size of the mining area.

The maximum valid period of the initial term of the Mining Permit is determined according to the construction scale of the mine. For a large-scale mine, the term may be as long as 30 years, for a middle- scale mine, 20 years, and for a small-scale mine, 10 years. An application may be submitted to the original competent registration authority for renewal of such permit at least 30 days prior to its expiration date.

If the holder of an Exploration Licence or Mining Permit fails to renew the same, such licence or permit is automatically annulled upon expiration.

Methods of Obtaining Gold Operating Permit

According to the "Provisions on the Administration of Gold Operating Permit", the applicant for mining of gold minerals must submit the following documents to the NDRC:

- an application form for exploitation of gold minerals;
- a formal map indicating the scope of the mining area;
- file records or the approval documents regarding the ore reserves report;
- an environment influence evaluation report approved by competent environment protection
- authorities;
- the contract and the articles of association of Sino Gold and the approval for establishment of Sino Gold, if the applicant is a company limited by shares; and
- the awards rendered by relevant authorities in respect of any boundary dispute concerning the mining area.

The NDRC must determine the application within 20 days of receipt of the application documents. The valid period for a Gold Operating Permit varies from 5 years to 15 years, depending upon the production scale of the mine. An application must be submitted to the NDRC for renewal of the Gold Operating Permit at least 30 days prior to the expiration date stipulated thereon. The holder of a Gold Operating Permit is entitled to exploit gold mineral resources in the areas specified in the Gold Operating Permit, subject to obtaining a corresponding Mining Permit.

Rights and Obligations of Holders of Exploration Permits

The rights of a holder of an exploration permit include:

- rights to carry out exploration in the designated area and within the prescribed time;

- rights to set up apparatus for power supply, water supply and communication channels without prejudice to the original equipments for power supply, water supply and communication channels;
- access to the exploration area and its adjacent areas;
- use temporarily of the land in accordance with the needs of the exploration project;
- priority in obtaining the mining right of the mineral resources as specified on the exploration permit and the exploration right of other newly discovered minerals within the designated exploration area;
- upon fulfilment of the prescribed minimum expenditure requirements, the right to transfer the exploration right to any third party upon government approval; and
- rights to sell the mineral products extracted from the surface of the land in the exploration area, except for those mineral products which are required by the State Council to be sold to designated entities.

The obligations of a holder of an exploration permit include obligations:

- to commence and complete the exploration work within the term of the exploration permit;
- to carry out the exploration work in accordance with the exploration plan and to ensure that there are no occurrences of unauthorised mining activities in the designated area;
- to carry out integrated exploration and assessment activities on the para-genetic and associated mineral resources; and
- to submit an exploration report of the mineral resources to the relevant government authority for approval.

Rights and Obligations of Holders of Mining Permits

The rights of a holder of a Mining Permit include rights:

- to engage in mining activities in the designated area and within the term prescribed under the Mining Permit;
- to set up production facilities and amenities within the designated area;
- to sell the mineral products, except for those minerals which are required by the State Council to be sold to designated entities; and
- to acquire the land use rights legally based on the requirement of its production and construction.

The obligations of a holder of a Mining Permit include obligations:

- to carry out mining activities in the designated area and within the term of the Mining Permit;
- to effectively protect and reasonably extract the mineral resources and integrate the use of the mineral resources;
- to pay resources tax and mineral resources compensation fees;
- to comply with laws and regulations relating to labour safety, soil and land conservation, land rehabilitation and environment protection; and
- to submit a report on the utilisation of mineral resources to the relevant government authority.

Laws and Regulations Relating to the Administration of Gold

Under the Administrative Regulations, gold and silver were purchased centrally by the PBOC. No entity or individual was permitted to purchase gold and silver without the consent of the PBOC. All gold and silver mined and refined by mining enterprises, rural communes, the armed forces and individuals engaged in the production of gold and silver, were required to be sold to the PBOC, and were not permitted to be retained for sale, exchange or use. Entities requiring gold and silver for use were required to submit a proposal to the PBOC on the use of gold and silver, which the PBOC would then examine and possibly approve.

On October 30, 2002, the Shanghai Gold Exchange commenced operation under the supervision of the State Council. Thereafter, the PBOC ceased its gold allocation and gold purchase operation. Prices of gold on the Shanghai Gold Exchange are determined by market demand and supply, which essentially converge with the price of gold in the international market. On February 27, 2003, the State Council promulgated the Decision of the State Council in relation to Termination of the Second Batch of Administrative Approval Projects and Amendment of the Management Method of Certain Administrative Approval Projects and cancelled the approval requirements for the production and sale of gold and gold products. As a result, although the Administrative Regulations have not been abolished, the policy of "centralised purchase and allocation of gold" as stipulated under the "Administrative Regulations on Gold and Silver of the PRC" has been terminated in practice. Since the promulgation of the "Administrative Permission Law of the PRC" on August 27, 2003, which became effective as of July 1, 2004, the State Council reformed the administrative approval system and cleared the outstanding projects which were subject to administrative approval by its ministries and departments. The State Council promulgated the "Decision of the State Council on the Enactment of Administrative Permission for Certain Administrative Approval Projects which shall be Retained" on June 29, 2004 pursuant to which the import and export of gold and gold products remain subject to administrative examination and approval. The authority responsible for such examination and approval is the PBOC. The decision became effective as of July 1, 2004.

Laws and Regulations Relating to Environmental Protection

The State Environment Protection Administration Bureau is responsible in the PRC for the supervision of environmental protection, the implementation of national standards for environmental quality and discharge of pollutants, and the supervision of the environmental management system of the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

The "Environmental Protection Law of the PRC", which became effective as of December 26, 1989, requires entities that operate production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adoption of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

The "Environmental Protection Law of the PRC" and the "Administrative regulations on Environmental Protection for Construction Projects" which became effective as of November 29, 1998 and the "Environmental Impact Assessment Law of the PRC" which became effective as of September 1, 2003 stipulate that prior to the construction of new facilities or expansion or transformation of existing facilities that may cause a significant impact on the environment, a report on the environmental impact of the construction project must be submitted to the relevant environmental protection authority for consent. Newly constructed production facilities are not entitled to operate until the relevant department is satisfied that such facilities are in compliance with all relevant environmental protection standards.

Under the 'Mineral Resources Law, the amended "Land Administration Law of the PRC" which became effective as of August 28, 2004 and "Rules on Land Rehabilitation" which became effective as of

January 1989, exploration of mineral resources must be in compliance with the legal requirements on environmental protection so as to prevent environmental pollution. If any damage is caused to cultivated land, grassland or forest as a result of exploration or mining activities, mining enterprises must restore the land to a state appropriate for use by reclamation, re-planting trees or grasses or such other measures as are appropriate to the local conditions. If there are no conditions for rehabilitation or if the rehabilitation does not comply with the relevant requirements, the mining enterprise must pay a fee for land rehabilitation. On closure of a mine, a report in relation to land rehabilitation and environmental protection must be submitted for approval. Enterprises which fail to perform or satisfy the requirements on land rehabilitation may be penalised by the relevant land administration authority.

Under the "Environmental Protection Law of the PRC", any production facilities that could cause pollution or other public hazards must adopt measures on environmental protection and establish a system on environmental protection and administration. Effective measures must be adopted to prevent and control the pollution and harm caused to the environment by the emission of exhaust air, sewage, waste residues, dust, malodorous gas, radioactive substances, noise, vibration and electromagnetic radiation. Enterprises that discharge pollutants must register with the relevant environmental protection authority. The State Environmental Protection Administration must formulate national standards on emission of pollutants in accordance with the national standards on environmental quality, and the State economic and technological conditions. Governments at the provincial level and of the autonomous regions and municipalities may formulate their respective local standards on the discharge of pollutants for items not specified in the national standards. These local governments may formulate local standards which are more stringent than the national standards. Pursuant to the requirements under the amended 'Law on Prevention of Water Pollution of the PRC" which was amended on May 15, 1996, "Law on Prevention of Air Pollution of the PRC", which became effective as of September 1, 2000, the amended "Law on Prevention of Noise Pollution of the PRC", which became effective in March 1, 1997, and "Administrative Regulations on Levy and Utilisation of Pollution Discharge" , which became effective as of July 1, 2003, enterprises which discharge water or air pollutants must pay discharge fees based on the types and volume of pollutants discharged.

Under the "Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC", which became effective as of April 1, 2005, entities and individuals collecting, storing, transporting, utilising, or disposing of solid waste must take precautions against the spread, loss, and leakage of such solid waste or adopt other measures for preventing such solid waste from polluting the environment.

The penalties for breach of the environmental protection laws vary from warnings, fines, suspending production or operation to other administrative sanctions, depending on the degree of damage or the results of the incidents. The responsible person of the entity may be subject to criminal liabilities for serious breaches resulting in significant damage to private or public property or personal injury or death.

As environmental protection is under the administration and supervision of independent authorities, which are distinct from the authorities issuing the exploration and Mining Permits, a breach of the relevant environmental protection laws would not entail revocation of the exploration and Mining Permits directly. However, the authorities may seek cooperation from the original issuers of such permits, which are competent to revoke the exploration and Mining Permits pursuant to the Mineral Resources Law.

Laws and Regulations Relating to Production Safety

The PRC government has formulated a relatively comprehensive set of laws and regulations on production safety, including the "Law on Production Safety of the PRC", which became effective as of July 1, 1982, the Mine Safety Law, as well as "Regulations on Mine Safety ' and "Regulations on the Monitoring of Mine Safety", which became effective as of February 13, 1982, promulgated by the State Council, which pertain to the mining, processing and smelting operation of the mining industry. The State Administration of Work Safety is responsible for the overall supervision and management of the safety production nationwide while the departments in charge of safety production at the county level or above are responsible for the overall supervision and management of the safety production within their own jurisdictions.

The State implements a licensing system for production safety of mining enterprises under the 'Implementation Rules of Work Safety for Non-Coal Mining Enterprises", which became effective as of May 17, 2004. No mining enterprise may engage in production activities without holding a valid production safety certificate. Enterprises which fail to fulfil the production safety conditions may not carry out any production activity. Mining enterprises which have obtained the production safety certificate may not lower their production safety standards, and are subject to the supervision and inspection by the licensing authorities from time to time. If the licensing authorities are of the opinion that a mining enterprise does not comply with the production safety requirements, its production safety certificate may be withheld or revoked.

The State has also formulated a set of national standards on production safety for the mining industry. In general, the mine design must comply with the production safety requirements and industry practice. Each underground mine shaft is required to have at least two safety exits and the mine must be equipped with transportation and communication facilities which connect the mine to the surface. The mine design must be approved in accordance with specified procedures.

A mining enterprise must establish a management body or designated safety management team to be responsible for production safety matters. Education and training on production safety must be provided to workers to ensure that they fully understand the regulations on and the procedures required for production safety, and are able to master the necessary skills for operation safety for their own positions. Those who do not receive this education and training are not permitted to work at the mine.

Pursuant to the Mine Safety Law, the State also implements a safety supervision system in mines and establishes the mine safety supervisory authorities. The major responsibilities of such supervisory authorities include the following: (i) to supervise the provision of safety education and training by mining enterprises; (ii) to approve mine design, and carry out examinations upon completion of mine construction; (iii) to monitor the status of the construction of safety facilities carried out by the mining enterprises; (iv) to inspect the safety of mines and to require, if necessary, the mining enterprises to amend or resolve any works which fall below the requisite safety standards within a particular time limit; (v) to investigate mining accidents and to supervise the handling of mining accidents; (vi) to impose fines or administrative sanctions or submit cases to the judicial authorities for legal action against mining enterprises, management or any related staff who have severely violated the "Regulations on Mine Safety"; and (vii) to suggest that relevant authorities suspend or close the operation of mining enterprises which cannot meet the basic safety requirements.

Upon occurrence of accidents, mining enterprises must immediately take measures to rescue their workers and report any deaths or injuries to the relevant authority. In the event of a minor accident, the mining enterprise must be responsible for investigating and handling the case. In the event of a serious accident, the government, the relevant authority, the labour union and the mining enterprise must conduct an investigation and handle the case together. In addition, mining enterprises must pay compensation to any staff injured or killed in an accident in accordance with the national requirements. Such mining enterprises may only resume production after the relevant danger at the scene has been eliminated.

In addition, under the "Law on Production Safety of the PRC" and the Mine Safety Law, the penalties for breach of production safety laws vary from warnings, fines, suspending production or operation, and other administrative sanctions, depending on the degree of damage or the results of the incidents. The responsible person of the entity may be subject to criminal liabilities for serious breaches resulting in significant incidents. The State implements an accountability system over incidents relating to production safety. The responsible person for a production safety incident may be subject to demotion or termination of employment, and may be subject to criminal liabilities.

As production safety is under the administration and supervision of independent authorities, which are different from the authorities issuing the exploration and Mining Permits, a breach of the relevant production safety laws would not entail revocation of the exploration and Mining Permits directly. However, the authorities may seek cooperation from the original issuers of such permits, which are competent to revoke the exploration and Mining Permits according to the Mineral Resources Law.

Laws and Regulations Relating to Taxation

The State encourages the development of the gold industry by implementing preferential treatment on taxation. "Circular Relating to Tax Policies on Gold" issued by the MOF and the State Tax Bureau of the PRC in 2002 provides that gold production enterprises engaged in the sales of standard gold and gold sand (containing gold content), such as the activities proposed to be taken by CJV companies within Sino Gold, are exempted from VAT. Transactions made by gold trading enterprises and intermediaries, which are members of the Shanghai Gold Exchange, on the Shanghai Gold Exchange without physical settlement are exempted from VAT, and transactions with physical settlement are subject to VAT levying and immediate refund.

Enterprises engaged in the mining of mineral resources must pay resources tax in accordance with relevant regulations of the State. In accordance with the "Provisional Regulations on Resources Tax of the PRC", which became effective as of January 1, 1994, the rate of the resources tax ranges from RMB0.40 to RMB30 per tonne of mineral products. The amount of resources compensation levy payable is computed on the basis of the sales revenue of mineral products. According to the "Implementing Rules for the Provisional Regulations on Resources Tax of the PRC", which became effective as of December 30, 1993, resources tax is levied according to the grade of mines and the applicable amount of tax per tonne of ore produced as provided in the schedules attached to such implementing rules. For companies which are not listed in such schedules, the rates of resource tax will be decided by provincial government within a range of 30% and the decision will be reported to the MOF and the State Administration of Taxation for records.

On May 19, 2006, the MOF and the State Administration of Taxation issued a notice about the adjustment of tax, which among other things, adjusted upwards the rates of resource tax for various grades of rock and gold mines. For companies that are not listed in this notice, the adjustment of resource tax will be decided by provincial government within a range of 30% with reference to the rates applicable to the neighbouring mines listed in this notice and the decision will be reported to the MOF and the State Administration of Taxation for filing. This notice became effective as of May 1, 2006.

Pursuant to the "Circular No. GSF [1999] 172" issued by the State Tax Bureau of the PRC on December 8, 1999, which became effective as of January 1, 2000, foreign investment enterprises in the middle and west areas which invest in projects in encouraged categories are entitled to enjoy a concessional rate of State Corporate Income Tax of 15% subject to the approval of the competent tax administration authority. This policy initiative ends on January 1, 2010 however this policy may be extended beyond January 1, 2010. Sino Guizhou Jinfeng Mining Limited received an Encouragement Category Confirmation issued by the National Development and Reform Committee in April 2007.

Investment System Survey

Under the "Decision of the State Council on the Reform of Investment System" which came into effect on July 16, 2004, significant changes have been made to the government approval regime for major investment projects in the PRC. The State Council abolished the requirements of government examination and approval for investment projects not utilising government funds, and replaced such requirements with a verification and filing system. With respect to non-government funded projects, verification would only be required for major or restricted projects while other projects, irrespective of size, are only subject to a filing requirement. According to the "Catalogue of Investment Projects Requiring Government Verification and Approval" (2004 Version), mining development projects with a production capacity of 500 tonnes per day or above are subject to approval by the department of investment under the State

Council while other mine development projects are subject to approval by the department of investment at the provincial level.

Foreign investment projects with a total investment amount of US$100 million or more in encouraged or allowed categories, or US$50 million or more in restricted categories, are subject to approval by the departments under the State Council while other foreign investment projects are subject to approval of governmental authorities at the provincial level or below.

CJV Agreements

Overview

Sino Gold has entered into 10 CJV agreements with local PRC CJV partners to undertake mining and exploration projects situated in various mining areas in the PRC. All of Sino Gold's mining and exploration rights are currently held by CJV companies.

Sino Gold has unilateral control over each of the CJV companies because Sino Gold is entitled to appoint (i) a majority of the directors of each CJV company; and (ii) the general manager of each CJV company, who is responsible for the day-to-day operation and management of the CJV company and implementing resolutions of the Sino Gold Board.

Each matter to be considered by the board of directors of a CJV company must be approved by a majority of the directors of the CJV company. Therefore, the directors appointed by Sino Gold are able to control each of the decisions of the board of directors of the CJV company, except those decisions that, under the CJV Law and the CJV agreements, require the unanimous consent of the directors present at a meeting of the board. The decisions that require the unanimous consent of the directors present at a meeting of the board are listed in the section headed "Risk Factors".

The following is a summary of the key terms common to the CJV agreements and some of the specific provisions:

Key Common Terms

- The CJV company is to be established as an enterprise legal person with limited liability under the laws of the PRC.
- The liability of each party to the CJV company is to be limited to the full amount of such party's equity interest in the CJV company consisting of capital investments or cooperative conditions.
- The parties are to share the CJV company's profits and bear the losses and risks in proportion to their respective equity interests in the CJV company.
- The formation, validity, interpretation and implementation of the CJV agreement and any disputes arising under such agreement are to be governed by the laws of the PRC.

Specific Provisions

<u>*Increase in Capital and Anti-dilution*</u>

- In the event of an increase in the registered capital in the CJV company (which is subject to obtaining unanimous approval of the board of the CJV company and the relevant PRC governmental approvals), each party is entitled to contribute proportionately, except that in the JinJuo CJV agreement, the Golden Triangle CJV agreement, the Hexi CJV agreement, the Sanjianfang CJV agreement and the Greatland CJV agreement, depending on the circumstances:
    - o Sino Gold is entitled to contribute disproportionately to an increase in the registered capital of the CJV company;

- Sino Gold is required (without a corresponding requirement on the CJV partner) to contribute to an increase in the registered capital of the CJV company; and/or
- if a party does not contribute to an increase in the registered capital of the CJV company, the other party may make such contribution, thus diluting the non-contributing party's interest.

- In the Jinluo CJV agreement, the Golden Triangle CJV agreement, the Hexi CJV agreement, the Sanjianfang CJV agreement, the Ludi CJV agreement, the Jindu CJV agreement and the Greatland CJV agreement, any dilution of a party's equity interest is subject to the diluted party retaining a minimum level of equity interest (ranging from 5% to 20%).

Option to Acquire Additional Interest from the CJV Partner

- In the the Jindu CJV agreement, the Golden Triangle CJV agreement, the North Mountain CJV agreement and the Greatland CJV agreement, Sino Gold has an option to acquire an additional equity interest (ranging from 7.5% to 15%) from the CJV partner for a pre-agreed consideration, subject to obtaining the relevant PRC governmental approvals.

Loans and Payments to the CJV Partner

- In the North Mountain CJV agreement, the Golden Triangle CJV agreement, the Greatland CJV agreement and the Jindu CJV agreement, Sino Gold is required to provide financing to the CJV partner to assist it to make capital contributions or to prepare for the establishment of the CJV company.
- Except for the Ludi CJV agreement and the North Mountain CJV agreement, Sino Gold is required to make a payment (ranging from approximately RMB5 million to RMB15 million) to the CJV partner for the evaluation and transfer of its exploration right and mining right and the transfer of geological data.

Management

- Except for the Jinfeng CJV agreement, the board of directors of the CJV company is expected to consist of five directors, three of whom are appointed by the respective wholly-owned subsidiaries of Sino Gold and two of whom are appointed by the respective CJV partners. In the Jinfeng CJV agreement, the board of the Jinfeng CJV is to consist of nine directors, five of whom are to be appointed by SG Guizhou and four of whom are to be appointed by Lannigou.

Term and Renewal

- The CJV agreement becomes effective upon issuance of the approval certificate by relevant PRC governmental authorities.
- The term of the CJV agreement is 30 years commencing from the date the agreement becomes effective. Subject to approval by the relevant PRC government authorities, such term may be extended by mutual agreement.

Termination

- Either party is entitled to terminate the CJV agreement prior to the expiration of the term of the agreement by delivering written notice to the other party if:
    - the other party materially breaches the CJV agreement or the articles of association of the CJV company, and such breach is not cured within 90 days (and in some cases within 180 days) of written notice to such party; or

- the other party or the CJV company becomes bankrupt, or is the subject of proceedings for liquidation or dissolution, or ceases carrying on business, or becomes unable to pay its debts as they come due.

Mineral Properties of Sino Gold

Sino Gold currently has one gold mine in commissioning stage, another gold mine under construction, seven exploration projects underway and one exploration CJV agreement that is signed but at which exploration activities have not yet commenced.

Sino Gold's material properties are the Jinfeng Gold Mine and the White Mountain Project. As at December 31, 2006, Sino Gold had a total of 453 employees, including 351 at the Jinfeng Gold Mine and 12 at the White Mountain Project. As at September 30, 2007, Sino Gold had a total of 742 employees, the increase since December 2006 reflecting the increase in activity at the Jinfeng Gold Mine.

The map below illustrates the location of Sino Gold's mining and exploration projects.


Sanjianfang Project
North Mountain Project
White Mountain Project
Hexi Project
Ludi Project
CHINA
Greatland Project
Jinfeng Gold Mine
Jindu Project
Jinluo Project
Golden Triangle Guangxi Project

Jinfeng Gold Mine

The Jinfeng Gold Mine is the flagship project of Sino Gold. Construction at Jinfeng commenced in February 2005; gold production commenced in May 2007; and commercial production status was achieved in September 2007. Initial gold production is estimated at approximately 180,000 ounces per annum, which will make Jinfeng one of the largest gold mines in the PRC. Based on current reserves, production and cost estimates it is expected to be a long-life (13.7 years), low-cost operation. Jinfeng received the inaugural "Development of the Year" award at Beijing's China Mining Congress in November 2006.


SICHUAN PROVINCE
HUNAN PROVINCE
GUIZHOU PROVINCE
Guiyang
YUNNAN PROVINCE
Anshun
Zhenfeng
Kunming
Xingyi
Jinfeng
Cefeng
Railway
Township, Highway
GUANGXI PROVINCE
Liuzhou
N
0
200Km
CHINA

Property Description and Location

The Jinfeng Gold Mine is located in the south-west region (Guizhou Province) of the PRC. The project area is approximately 180 kilometres south-south-west of the provincial capital city Guiyang near Lannigou Village (105°50"34'E to 105°54"08'E, 25°06"48"N to 25°10"36'N), some 68 kilometres south-east of Zhenfeng County centre, Qianxinan Prefecture.

The Jinfeng Gold Mine is owned by the Jinfeng CJV, a CJV in which Sino Gold has an 82% interest, through its wholly-owned subsidiary, SG Guizhou, with the remainder held by Lannigou, the CJV partner. Lannigou is entitled to receive 3% of the net sales revenue of the gold produced each year.

The Mining Permit for both the open pit and underground mine was granted in May 2005 and is valid until May 2017 and covers an area of 1.2843 sq.km. In the PRC it is customary to include the vertical dimension as part of the Mining Permit. The Jinfeng Mining Permit currently states that Sino Gold is licenced to mine between 750m above sea level and 250m below sea level. The Jinfeng CJV also holds an Exploration Licence surrounding the Mining Permit. The Exploration Licence (Licence Number 0100000620106) was granted on July 18, 2006 and is valid until July 8, 2008 and covers an area of 8.03 sq.km.

Sino Gold also has a Gold Operating Permit for the mine and processing plant which was granted on December 25, 2006 and is valid until December 25, 2016. The Jinfeng Gold Mine is expected to apply for the final environmental and safety permit at the end of the 'trial production' period and the project has been shown to be operating within the predicted impacts presented in the EIA. Normal trial production is 3 months however Jinfeng has received approval from the provincial EPB for a 6 month trial production period. The period started on May 17, 2007. During this period, a dialogue is being maintained with the relevant environmental and safety authorities to ensure that obligations are being met and standards are being correctly complied with. For a more detailed description of the nature of Sino Gold's interest in this property, including obligations to maintain rights to the property, see "Doing Business in China".

A plan showing the project infrastructure in relation to the exploration tenement boundaries is shown below.


JINFENG SITE LAYOUT
Kong Fang Village
Exploration Camp
ROM Pad
Accommodation Village
Mining Lease
Process Plant Site
Waste Dump
Lanniguo Village
Flotation Tailings Pond
500m
Exploration Licence Southern Boundary
CIL Tailings Pond

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jinfeng Gold Mine is connected to the Provincial road system by 12km of sealed access road. The road to Jinfeng reverts to 72km of unsealed road through the mountainous region before connecting to sealed roads and highways.

There are four administrative villages in the Jinfeng area, Bai Ni Tian, Shi Zhu, Tingshan and Niluo with populations ranging from 1200 to 500.

There is good local infrastructure at the mine site: the 110kV electric power line connected to the Provincial electrical grid has been extended 42km from Zhenfeng; and water is sourced from the Luofan River and pumped to the process plant via a 3km pipeline.

The Jinfeng area is adjacent to rugged karst topography with vertical relief up to 420m. The climate is sub-tropical and humid with an average annual rainfall of 1,200mm, which falls primarily from May to August.

History

The history of the project is described in the following table.

Dates	Activity
1986	Discovery of the Jinfeng deposit by Brigade 117
1990	Newmont and BHP assessed the Jinfeng deposit
2001	Sino Gold won Guizhou Government tender
April 2004	Sino Gold Bankable Feasibility Study completed
February 2005	Development commenced
May 2005	Mining Permit granted
December 2006	Gold Operating Permit granted
May 2007	Gold production commenced

Geological Setting

The Jinfeng project is a Carlin-style gold deposit located at the north-eastern corner of the Laizhishan Dome within a district known as the Golden Triangle. The Laizhishan Dome exposes Silurian to Late Triassic age sedimentary rocks that were originally deposited in the predominantly marine Youjian Basin and have subsequently been folded and uplifted to form a number of regional scale domes including the Laizhishan Dome.

The Jinfeng gold resource is hosted within and immediately adjacent to a series of interconnected major faults (locally known as F3, F2, F20, F7 and Rongban faults).

Exploration

Exploration drilling at Jinfeng was started by Brigade 117 and has been continued by Sino Gold.

The drilling programs are comprised of:

- Deep drilling to extend the known Jinfeng deposit downdip and down-plunge to the east-southeast;
- Rongban drilling to extend the current Jinfeng deposit to the northwest;
- Infill drilling to upgrade inferred resources and ultimately conversion to reserves; and
- Near-mine drilling to discover satellite gold deposits within trucking distance.

The drilling results have continued to demonstrate the strong potential for further additions to Jinfeng's resources and reserves

Exploration at Jinfeng is targeting the continuation of the deposit at depth to extend the known underground resource down-dip and down-plunge at the intersection of the F3 fault with the F7 fault, which plunges east-south-east.

Drilling during the September 2007 quarter continued to extend the deep, down-plunge zone to the southeast as well as extending a near-surface zone of mineralization to the west of the ore body.

Mineralization

The mineralization consists of disseminated pyrite, arsenical pyrite and arsenopyrite which replace the shale and sandstone of the Middle Triassic Xuman Formation within the faults and in the immediate wall rock at the edge of the faults. The gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and so is very finely distributed through the deposit.

Drilling

Drilling at Jinfeng was started by Brigade 117 and has been continued by Sino Gold. Brigade 117 drilled 77 diamond drill holes from surface and 176 holes underground (from the adits), predominantly into the upper parts of the deposit and sampled half-core for gold only. Only those parts of the drill core that were considered likely to contain at least some gold were analysed. The remainder of the core was not sampled. The lack of sulphur and arsenic analyses in the upper parts of the deposit provides a gap in the information base in that part of the deposit. This has been partly infilled by surface RC drilling in the pit and horizontal drill holes within the adits, completed by Sino Gold.

Up to December 2006, Sino Gold had drilled 204 diamond and RC drill holes from surface and 14 horizontal underground drill holes (from the Brigade 117 adits) and have cut and sampled half-core for gold, arsenic, sulphur, mercury and antimony. The diamond drill core is predominantly NQ size (47.6mm diameter, approximately 70% of the core taken). PQ size core (85mm diameter) and HQ size core (63.5mm diameter) have also been taken. Only those parts of the drill core that were considered likely to contain at least some gold were analysed. The remainder of the core is not analysed at this stage.

In addition to the exploration and delineation drill holes, Sino Gold drilled closely spaced, angled RC holes (40m along strike by 40m down dip) within the F3 fault shear zone at surface to provide some grade control and additional information on sulphur and arsenic for the initial open pit mining. There is good reconciliation between the grades and tonnages so far returned from the close spaced RC drilling and the blast hole samples in the top benches of the pit.

Sampling and Analysis / Security of Samples

Diamond and RC drill holes are sampled at one meter intervals. All drill samples are prepared and analysed by the NWGI in Xi'an, Shaanxi Province. The NWGI has demonstrated international-standard performance. Quality assurance and quality control has been monitored by incorporating appropriate certified standards, blanks, check samples and field duplicates into the sampling and analysis process. In the opinion of SRK, sampling and sample preparation procedures and practises at the Jinfeng site are adequate and generally concordant with internationally observed quality protocols.

Mineral Resources and Mineral Reserves

The Jinfeng resource estimate as at April 30, 2007 is detailed below:

Category	Tonnes ('000)	Grade (gpt Au)	Ounces ('000)
Measured	15,408	5.3	2,617
Indicated	8,593	4.7	1,305
Total Measured and Indicated	24,002	5.1	3,922

Note: Measured Resource includes stockpile of 253,872 tonnes at 5.7g/t gold, containing 46,524 ounces.

The measured and indicated amounts include both proven and probable reserves.

The resources have been estimated by SRK. The resource estimate is an estimate of "recoverable resources", which are those portions of in-situ resources that are expected to be recovered during mining, and thus include a component of dilution. Above 400m RL, the resource that is potentially mineable by open-pit methods is estimated using the Uniform Conditioning method at a cut-off grade of 1.0 gpt gold; and below 400m RL, the resource that is potentially mineable by underground mining methods is estimated using the Conditional Simulation method at a cut-off grade of 2.0 gpt.

The resources are presented in accordance with the JORC Code which is equivalent to NI 43-101 and the CIM Standards.

The Jinfeng ore reserve estimate as at May 30, 2007 is detailed below:

	Category	Tonnes ('000)	Grade (gpt Au)	Ounces ('000)
Open Pit	Proved	5,276	5.2	889
	Probable	503	3.9	63
	Total Open Pit	5,779	5.1	952
Underground	Proved	6,435	6.2	1,282
	Probable	5,097	5.7	929
	Total Underground	11,532	6.0	2,211
Stockpile	Proved	254	5.7	47
Total	Proved	11,965	5.8	2,218
	Probable	5,600	5.5	992
	Total All	**17,565**	**5.7**	**3,210**

The open pit ore reserves were estimated by Sino Gold employees and have been independently audited by Mr Weifeng Li of West Swan Pty Ltd. The underground ore reserves were estimated by Dr John Chen a full time employee of Sino Gold and have not been independently audited, but estimation involved an independent consultant from AMC. The cut-off grades for the reserve estimate are based on a gold price of US$500/oz.

Mining Operations

Once ramp-up is complete the Jinfeng operation is forecast to initially comprise:

- Gold production of approximately 180,000 ounces per annum;
- Ore throughput of 1.2 million tonnes per annum;
- Head grade of > 5g/t gold; and
- Metallurgical recovery of 87.5%.

Ore is expected to initially be sourced from an open pit by a local mining contractor. A modern, efficient mining fleet is expected to utilise new Komatsu production equipment with 63 tonne haul trucks and three 250 tonne excavators. The strip ratio of the open pit averages 14.9 to 1.

Operational flexibility is intended to be provided by sourcing ore concurrently from an underground mine. The underground mine is planned to primarily utilise cut-and-fill mining methods initially and be accessed via a decline.

Ore from the deposits at Jinfeng is refractory with most of the gold locked up with the mineral pyrite. The gold in refractory ores is encapsulated in sulphide minerals (such as pyrite) which prevent the gold from being directly leached in a conventional carbon-in-leach circuit. In order to extract this gold at economic recovery rates, the Jinfeng gold processing plant has been designed and constructed on the basis of BIOX® technology.

The BIOX® technology destroys the sulphide minerals and exposes the gold for subsequent carbon-in-leach processing. The BIOX® technology uses a combination of three naturally occurring bacteria to break down the sulphide mineral matrix in the ore being treated, thus freeing the occluded gold for subsequent cyanidation. The bacteria attach themselves to the metal sulphide surfaces in the ore, resulting in the accelerated oxidation of the sulphides.

The processing stages involved at the Jinfeng gold processing plant are:

- crushing then grinding in a semi autogenous mill and a ball mill circuit;
- flotation of a pyrite concentrate containing over 90% of the gold;
- oxidation of the concentrate in a BIOX® circuit;
- extraction of gold in a standard carbon-in-leach circuit; and
- producing gold dore in an electrowinning circuit for shipment to a refinery.

The Jinfeng gold processing plant is one of the largest in China and has been designed to be readily expanded. Sino Gold is determined to increase Jinfeng's gold production to optimal levels as quickly as possible.

Gold production commenced in May 2007 following completion of lining the CIL tailings dam. Commissioning and production ramp-up proceeded in line with expectations until continuous operation was impacted by heavy rainfall across southern China in late June 2007. The unusually heavy rainfall restricted the capacity to discharge to the CIL tailings dam during July and early August 2007. It was necessary to cease operating the CIL circuit for a number of days and reduce BIOX® processing so that excess water could be removed in a controlled manner from the CIL tailings d am. The month of June is typically the peak of the wet season at Jinfeng, with May and July averaging 50% less rainfall than June. Significant work has now been completed with the aim of ensuring normal discharge to the CIL dam, including construction of diversion drains and installation of additional pumping capacity. With the cessation of the wet season and in order to ensure operations will not be interrupted during future rainy seasons, work has commenced on construction of a filter plant to produce "dry" tailings.

The crushing, grinding and BIOX® circuit capacity appear to be capable of comfortably achieving levels required to meet the design throughput rates of 1.2 million tonnes per annum.

Flotation recovery of up to 84% has been achieved. However, average recoveries have been impacted due to the flotation circuit operating intermittently as concentrate feed rates have been restricted during the ramp-up to BIOX® design capacity. During August 2007, cracks were discovered in 11 of 16 of the agitator shafts for the BIOX® tanks. The cracking in six of these was so severe that these six tanks had to be removed from service. Specialist welders were mobilised to site from Australia and a program has commenced to repair all the shafts by the end of October.

White Mountain Project

The White Mountain Project is expected to become Sino Gold's next producing gold mine. Basic engineering work for the project is complete and development works have commenced.

Property Description and Location

The White Mountain Project is located at Baishan, 230km south-southeast of Changchun, the capital city of Jilin Province.


HEILONGJIANG PROVINCE
CHINA
Songyuan
Changchun
Jilin
INNER MONGOLIA
JILIN PROVINCE
LIAONING PROVINCE
White Mountain
Baishan
Tonghua
KOREA

The White Mountain Project is owned by the White Mountain CJV, a CJV in which Sino Gold has a 95% interest, through its wholly-owned subsidiary SG BMZ, with the remainder held by Tonghua, the CJV partner.

The White Mountain CJV holds three Exploration Licences over the project area. As described below:

- Exploration Licence 0100000630063 granted May 12, 2006 and valid to April 27, 2008 over 62.16 sq.km;
- Exploration Licence 2200000610851 granted November 13, 2006 and valid to December 31, 2007 over 24.78 sq.km; and
- Exploration Licence 2200000610849 granted November 13, 2006 and valid to December 31, 2007 over 17.55 sq.km.

A Mining Permit from the Ministry of Land and Resources and a Project Permit Approval will need to be obtained prior to the commencement of the mining operation. A Gold Operating Permit will need to be obtained from the NDRC prior to the commencement of commissioning. For a more detailed description of the nature of Sino Gold's interests in this property see "Doing Business in China". For a more detailed description of the nature of Sino Gold's interest in this property, including obligations to maintain rights to the property, see "Doing Business in China".

A plan showing the project infrastructure in relation to the proposed Mining Permit area is shown below


WHITE MOUNTAIN SITE PLAN
Exploration Licence Boundary
Tailings Dam
Plant Site
Mine Portal
Proposed Mining Area
Surface projection of known mineralisation
Water Source
Offices and Accommodation
1000 metres
To BAISHAN CITY
Power Transmission Line

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The White Mountain area lies in Banshijie which is a middle mountain area at an elevation of 600m above sea level or higher. The project area is located in lightly forested public land, within 2km of a newly paved concrete road that is linked to the national highway and railway systems. Grid power and water are available on site, which is only 7km from the prefecture level city of Baishan, a coal and iron ore mining centre.

The mine lies at the southeast edge of Longgang Mountain and on the northwest side of Hunjiang River Valley. The river valley floor is 100m to 300m wide with water flowing all year round.

The wet season is from June to August and the dry season is from October to April. The Baishan area is in the North Temperate Zone and experiences a continental climate with a coastal influence from the Sea of Japan. The freezing period is from October to April and the frozen depth is 1.4m. Precipitation happens mostly in summer and that in June to August accounts for more than 60% of the total precipitation in a year.

History

At the end of June 2003, Sino Gold entered the initial CJV agreement to acquire the initial 80% interest in the White Mountain CJV at a cost of US$0.84M payable over three years with an exploration commitment of up to US$0.8M over the same period. Sino Gold currently has 95% equity in the White Mountain project, which was increased from 80% in July 2006 at a cost of US$625,000.

Geological Setting

The White Mountain Project is located on a regional NE-striking fault zone which is part of a regional series of thrust faults at the edge of a Proterozoic craton. The leading edge of the thrust fault complex is approximately 5 km to the north-west of the White Mountain project. The thrust faults separate the Proterozoic craton from a sequence of Phanerozoic (Cambrian - Cretaceous sedimentary rocks) which were likely to have been deposited in an intra-cratonic setting.

Exploration

Exploration work undertaken by previous tenement holders included surface mapping, rock chip sampling and trenching to test the surface geology and geochemistry. In addition one underground adit (with two cross-cuts through the mineralisation) has been completed which returned encouraging results including 28m at 5.3gpt Au and 13.3m at 5.1gpt Au.

Since the White Mountain CJV was established, Sino Gold has completed a number of additional surface trenches, re-mapped and re-sampled the adits and completed over 191 diamond drill holes. During 2006, several ground geophysical resistivity (IP) lines over the north-east extension of the F100 and F102 fault system indicated the mineralised system continued along strike in that direction.

Mineralization

Gold mineralization at White Mountain is generally:

- Contained within a major northeast trending regional fault zone;
- Hosted by a silicified breccia in this fault zone that overprints an iron-rich unconformity between a "hanging wall" quartzite and a "footwall" silicified dolomite or marl;
- Associated with silica, pyrite and barite; and
- Dipping approximately 45° to 50° to the southeast.

The resource extends over a strike length of approximately 1,380m, to a maximum depth of 500m, with true thickness up to 60m and an average true width of approximately 8.5m. Geological continuity is well demonstrated by the extent of the main controlling fault.

The primary control on mineralisation is interpreted to be the intersection of the two major northeast-trending regional faults (F100 and F102). Transverse faults across the F100 Fault are interpreted to localise gold mineralisation into high-grade zones.

Gold mineralisation remains open along strike to the northeast and at depth.

Drilling

More than 50,000 metres of diamond drilling (NQ core diameter) had been completed at White Mountain to January 2007. The White Mountain resource estimate is in part based on data from 191 diamond drill holes, totalling 50,555m, all drilled by Sino Gold. Drill spacings are generally 40m along strike and in the range of 40m to 60m down dip.

Sampling and Analysis / Security of Samples

Channel sampling in underground adits was done by a diamond saw. Channel sampling in trenches were cut channels. Channel sampling size is 10 cm X 5 cm X 100 cm. Standard tube diamond drilling (NQ core 47.6 mm diameter) was used throughout of the project. Half core was cut for analysis; the other half drill core is stored on site. Diamond drill holes are sampled at one meter intervals. Samples are prepared at the CMA laboratory in the town of Tonghua and are analysed by the NWGI in Xi'an, Shaanxi Province. Quality assurance and quality control has been monitored by incorporating appropriate certified standards, blanks, check samples and field duplicates into the sampling and analysis process.

Mineral Resources and Mineral Reserves

The White Mountain Project resource estimate as at January 17, 2007 is detailed below (at a 1.0gpt Au cut-off):

Category	Tonnes ('000)	Grade (gpt Au)	Ounces ('000)
Measured	2,594	3.6	304
Indicated	2,288	3.5	258
Total Measured and Indicated	4,882	3.6	562
Inferred	2,861	3.1	284

The measured and indicated amounts include both proven and probable reserves.

The resources have been estimated by Mr Ross Corben a full-time employee of Sino Gold and reviewed by SRK Consulting. The resource was estimated by the geostatistical method Ordinary Kriging.

The resources are presented in accordance with the JORC Code which is equivalent to NI 43-101 and the CIM Standards.

The White Mountain Project ore reserve estimate as at March 22, 2007 is detailed below:

Category	Tonnes ('000)	Grade (gpt Au)	Ounces ('000)
Proved	1,764	4.2	239
Probable	1,440	4.2	195
Total	**3,204**	**4.2**	**434**

The ore reserves were estimated by Dr John Chen a full-time employee of Sino Gold and have not been independently reviewed. The cut-off grades for the reserve estimate are based on a gold price of US$475/oz.

Mining Operations

White Mountain Project development capital costs are estimated to total US$55 million (including contingency). The project is expected to be a simple operation comprising:

- Gold production of approximately 70,000 ounces per annum;
- Cash operating costs of less than US$250 per ounce;
- Head grade of 4.2gpt gold;
- Mill throughput of approximately 650,000 tonnes per annum; and

The mine is expected to be accessed by a standard 5.5m by 5.5m decline with the mining method being predominantly a combination of bench stoping and cut-and-fill stoping.

Metallurgical testing has identified two metallurgical ore types, refractory and non-refractory. Recoveries are nominally 84% for the non-refractory ore and 65% for the refractory ore. The production schedule is based on 23% of the ore being refractory. More recent geological modelling would indicate that as little as 9% of the ore may be refractory.

Development progress is summarised in the table below:

Permit	Status
Exploration Licence	Issued
Resource Verification	Approved
Occupational Health	Approved
Chinese Feasibility Study	Completed
Geological Hazards	Approved
Water & Soil Conservation	Approved
Safety Assessment	Approved
Environmental Impact Assessment	Approved
Project Permit Approval	Pending
Gold Mining Certificate	Pending
Mining Lease	Pending

PRC regulations now require that any gold mine with a throughput in excess of 500 tonnes per day is required to have its environmental study approved at a National level. This major milestone was achieved when the National Environmental Protection Bureau approved the Environmental Impact Assessment report in August 2007.

The next key permit is the Project Permit Approval which legally authorises construction to commence. Sino Gold anticipates this permit should be received during the December 2007 quarter.

The basic engineering work for the project is complete. Various activities are now underway at the White Mountain Project site and include:

- land acquisition;
- construction of a new section of road near the mine site;
- earthworks near the proposed mine portal; and
- orders have been placed for the mills crusher, boiler, underground loader, CIL agitators and apron feeders.

Exploration Projects

Sino Gold has a number of active exploration programs underway in the PRC and has established three regional exploration teams:

- Golden Triangle Exploration Team, primarily responsible for exploration in the Yunnan, Guizhou Provinces and Guangxi Zhuang Autonomous Region.
- Northern China Exploration Team, primarily responsible for exploration in the Xinjiang Uygur Autonomous Region, and the Heilongjiang and Jilin Provinces;
- Shandong Exploration Team, primarily responsible for exploration in the Shandong Province; and

Golden Triangle Region

China's "Golden Triangle" mineral province in southern China contains a number of gold deposits, of which Jinfeng is the largest. Gold mineralisation in the Golden Triangle is considered to be genetically similar to the Carlin trend deposits in Nevada, USA. Most gold deposits in the Golden Triangle are located within tightly folded sedimentary sequences of Triassic age, adjacent to or along the unconformity with the underlying Permian carbonates. Gold mineralisation is generally localised within faults and by replacement of favourable rock types.

Jinluo Project

Sino Gold holds a 65% interest in the Jinluo CJV through SG Jinluo.

The Jinluo Joint Venture area covers approximately 25km strike length along the margin of the Laizhishan Dome southwest of the Jinfeng deposit. Exploration to date has identified a number of prospects along the margin of the Laizhishan Dome. These prospects are primarily defined by co-incident geochemical and geophysical anomalies in geological settings similar to Jinfeng and are often in the vicinity of historical, small-scale gold mines.

Drilling has been carried out at the Bannian prospect. Results include low gold values with anomalous arsenic in the major structures being targeted. Anomalous gold values are spread over a large area at Bannian, but drilling has not yet intersected economic mineralisation.

At the nearby Banna prospect, geological and ground geophysical work has defined drilling targets supported by rock-chip samples strongly anomalous in gold and arsenic. Drill testing of high-priority targets has commenced, with two rigs currently on site.

Golden Triangle Guangxi Project

Sino Gold holds a 70% interest in the Golden Triangle CJV through SG Golden Triangle.

All of the exploration rights held under the Golden Triangle Guangxi Project are in Guangxi Zhuang Autonomous Region and within 150km of the Jinfeng Project mine. The exploration rights cover numerous prospects with gold mineralisation in a similar geological and structural setting to the Jinfeng orebody and other major gold deposits in the region.

Previous exploration by Sino Gold's CJV partner includes geological mapping, geochemical surveys, trenching, adits and limited shallow drilling. This work has identified zones of strong gold and arsenic anomalism over several kilometres of strike and in similar settings to the Jinfeng Project deposit. Small-scale mining of oxide ore has occurred in several of these areas.

Greatland Project

Sino Gold holds a 60% interest in the Greatland CJV through SG Greatland.

The Greatland Project is located about 150km west-northwest of the Jinfeng Gold Mine and along strike from Golden China's Nibao gold deposit.

Sino Gold's CJV partner, Brigade 105, has mined gold from near surface deposits within these licences, and has also identified areas of anomalous gold, silver and base metals. A number prospective exploration targets have been identified for follow-up drilling on the tenements.

Jindu Project

Sino Gold holds a 75% interest in the Jindu CJV through SG Jindu.

The Jindu Project is located on the northern portion of the Laizhishan Dome, to the northwest and north of the Jinfeng Project mine.

Exploration is at an early stage. The exploration program to date has primarily comprised of rock chip, stream and soil geochemical sampling.

Drilling has recently commenced at the Pogao prospect, where strongly anomalous gold and arsenic geochemical values and a geophysical anomaly have been identified in a similar geological setting to Jinfeng in the same northwest-trending structural zone.

Northern China Region

Sanjianfang Project

Sino Gold holds a 70% interest in the Sanjianfang CJV through SG HLJ.

The Sanjianfang Project is located approximately 425km north of Harbin, the capital city of Heilongjiang Province. Importantly, the Sanjianfang Project is strategically located immediately south of the Dong'an epithermal gold vein deposit and covers approximately 10km of a potentially southern extension to the Dong'an system.

Sino Gold's CJV partner, Brigade 707, has previously located four epithermal veins exposed at surface in the southern parts of the tenement. The veins are each from 300m to 600m in strike, with induced polarisation resistivity surveys indicating possible extensions under cover.

Ground geophysical surveys, including TEM, induced polarisation and ground magnetic techniques have been used to assist with interpretation of the geology and identification of targets. Drill testing of high-priority targets commenced in September 2007.

North Mountain Project

The North Mountain Project is located approximately 300km north of the city of Hami, on the southwest periphery of the Gobi Desert near the Mongolian border.

As at the date of this Circular, the North Mountain CJV has not been formed and is still subject to approval by relevant PRC government authorities.

Shandong Region

Shandong Province is responsible for around one-quarter of China's annual gold production. Located in the southeast portion of the Precambrian North China Craton, Shandong hosts more than 100 known gold deposits. More than 80% of these lodes are hosted within Mesozoic granitoid rocks or their contacts with Archean basement rocks. Regional, deep-seated, northeast trending faults controlled the distribution of the Mesozoic granitic intrusions and gold deposition in the area.

Ludi Project

Sino Gold holds a 70% interest in the Ludi CJV through SG SPD.

The Ludi Project is located in Longkou approximately 300km from Jinan, the capital city of Shandong Province, and consists of three strategic Exploration Licences in Shandong Province. These licences cover approximately six kilometres along the strike of the highly prospective Jiaojia Fault. Regional, deep-seated, northeast trending faults such as the Jiaojia Fault, and its footwall splays, host most of the major gold deposits in Shandong Province.

Hexi Project

Sino Gold holds a 70% interest in the Hexi CJV through SG Jiaodong.

The Hexi Project is located in Shandong Province and includes three tenement areas named Xinzhuang, Qiansungjia and Suijia.

The Xinzhuang tenements cover over 5km of strike along the northern portion of the Jiaojia Fault. In the Xinzhuang tenement area, the Jiaojia Fault is covered by approximately 30m of Quaternary sediments. Small gold occurrences in the hanging wall to the Jiaojia Fault are known from prospecting.

The Qiansunjia tenements are located on the northeast-trending Jinhuanshan Fault and subsidiary splays. The faults are granite hosted and generally dip 70° to 75° east. Previous exploration work includes geophysics and soil geochemistry. In 1998, small-scale mining was undertaken along the Jinhuanshan Fault to a depth of 120m, with an average grade of approximately 10gpt gold.

The Suijia tenements are located on and close to the northeast-trending Linbei Fault and subsidiary faults, which generally dip 70° to 75° southeast. The Linbei Fault has yielded some of the highest 'faulthosted' gold grades in the district. The nearby Lingshangou mine, which is hosted by the Linbei Fault, has reportedly produced approximately 300,000 oz at an average grade of 6.6gpt gold.

Sino Gold has completed reconnaissance mapping and ground-based geophysical programs at the project. Drilling has commenced at the Xinzhuang and Sujia prospects.

Other Assets of Sino Gold

Sino Gold Fields Alliance

On November 22, 2006, Sino Gold entered into an agreement (the "Heads of Agreement") with Gold Fields Australasia to create an alliance between Sino Gold and Gold Fields Australasia for the joint development of gold mining projects in the PRC. The Heads of Agreement is in respect of gold projects that the parties believe to have future production potential.

The Heads of Agreement excludes the Jinfeng Project area comprising the Laizhishan Dome and a 10km wide band surrounding the current outer edges of the Laizhishan Dome; and the White Mountain Project area and a 10km wide band surrounding the outer edges of the White Mountain Project's exploration leases (together, the "Excluded Area"). The Heads of Agreement contains a non-compete clause preventing Sino Gold from exploring, exploiting or acquiring a GFS Scale Deposit (as defined in the Heads of Agreement) in the PRC, unless it is within the Excluded Area or through the Heads of Agreement.

If a GFS Scale Deposit is approved by Sino Gold and Gold Fields Australasia for exploiting, the Heads of Agreement provides for the formation of a special purpose company ('SPV"), in which Sino Gold and Gold Fields Australasia will each hold a 50% interest. The SPV would in turn hold an interest in a CJV formed for the purpose of exploiting and developing the GFS Scale Deposit. Each party will be required to contribute equally to the capital of the SPV. The amount of equity capital and debt capital required to fund the SPV will be dependent on the size and nature of the project to be developed by the SPV.

Gold Fields Australasia is a company associated with Gold Fields Limited, one of the world's largest gold producers. It invests in exploration projects in Australia, Indonesia and China and is responsible for management of Gold Fields Limited's exploration and growth activities in the Australasian region. Additional information is available on the Gold Fields website at www.goldfields.co.za.

Investment in Golden Tiger Mining NL

In November 2006, Sino Gold subscribed for 15,305,604 ordinary shares of ASX-listed Golden Tiger, at a price of A$0.10 per share, and as a result now holds a 19.9% interest in that company.

Golden Tiger is a gold exploration company with projects in southern PRC. Additional information is available on Golden Tiger's website at www.goldentiger.com.au.

As a result of the share subscription Sino Gold has the right:

- to participate, pro-rata in any future issue of shares by Golden Tiger;
- to nominate one director to the board of Golden Tiger (as at the date of this Circular, such right has not been exercised); and
- to participate on a priority basis with Golden Tiger in connection with any acquisition, disposal, operation or exploitation of any current or future assets of Golden Tiger.

Selected Consolidated Financial Information and Management's Discussion and Analysis

This Management's Discussion and Analysis should be read in conjunction with the historical consolidated financial statements of Sino Gold and the related notes thereto included herein. This discussion is current as at the date of this Circular. The consolidated financial statements of Sino Gold and the financial information contained herein were prepared in accordance with IFRS. All amounts in this discussion are expressed in Australian dollars unless otherwise identified.

The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Actual results of Sino Gold could differ materially from those discussed in such forward-looking statements as a result of these risks and uncertainties, including those set forth herein under "Cautionary Statement Regarding Forward-Looking Information" and under "Risk Factors".

Selected Annual Information

The following information is derived from Sino Gold's audited consolidated financial statements, which were prepared using IFRS. All amounts are presented in A$, except per share amounts.

Selected Annual Information:

	Year ended December 31		
	2006	2005	2004
	(A$'000)	(A$'000)	(A$'000)
Net income (loss)	(20,054)	(26,289)	(19,338)
Profit/(Loss) per share			
- Basic (cents per share)	(13.7)	(20.3)	(15.0)
- Diluted (cents per share)	NA	NA	NA

	Year ended December 31		
	2006	2005	2004
	(A$'000)	(A$'000)	(A$'000)
Cash and cash equivalents	21,505	28,769	35,692
Total assets	275,801	140,925	93,805
Long term debt	89,899	45,883	-
Total equity	53,913	40,174	72,770

Selected interim information:

	Half year ended June 30	
	2007	2006
	(A$'000)	(A$'000)
Income Statement		
Net income (loss)	(3,117)	(7,997)
Profit/(Loss) per share - basic (cents per share)	(1.72)	(5.23)
Profit/(Loss) per share - diluted (cents per share)	(1.72)	(5.23)
Balance Sheet		
Cash and cash equivalents	100,518	13,923
Total assets	461,004	275,801
Long term debt	78,850	89,900
Total equity	207,676	53,913

Dividends

The Sino Gold Directors did not declare or pay a dividend for any of the years ending December 31, 2004, 2005 and 2006. The Sino Gold Directors are expected to review the dividend policy on an annual basis. Except as permitted by the Corporations Act, no dividend is payable otherwise than out of profits of Sino Gold. The Sino Gold Directors may determine that a dividend is payable and fix:

- the amount;
- the time of the payment; and
- the method of payment.

Sino Gold in general meeting may determine a dividend, but may do so only if the Sino Gold Directors have recommended a dividend. A dividend determined by Sino Gold in general meeting must not exceed the amount recommended by the Sino Gold Directors.

The Sino Gold Directors, when paying or declaring a dividend, may direct payment of the dividend wholly or partly by distribution of specific assets, including fully-paid shares in, or debentures of, Sino Gold and any other corporation.

All dividends declared but unclaimed may be invested by the Sino Gold Directors as they think fit for the benefit of Sino Gold until claimed. Sino Gold incurs a debt when a dividend is declared. A Sino Gold Shareholder's entitlement to recover an unclaimed dividend would lapse six years after the date on which the dividend is declared.

Review of the six months ended June 30, 2007

Sino Gold recorded a loss of A$3.1 million for the half year to June 30, 2007 compared to a loss of A$8.0 million for the half year to June 30, 2006 and a loss of A$20.1 million for the year ended December 31, 2006.

The results in the previous half-year and full year included the results from the Jianchaling Mine which was disposed of in the previous half-year. The current period results are primarily made up of interest income, finance costs, corporate costs, exploration expenditure written off, hedge losses expensed and the accounting impact of embedded derivatives on seed share options denominated in our reporting currency (A$) as opposed to our functional currency (US$) which creates a material impact to the profit and loss account.

Interest income (A$2.7 million) was earned on both cash and cash equivalents along with restricted cash. Restricted cash represents cash held on deposit to secure the RMB working capital loan within the PRC with China Construction Bank. Finance costs (A$5.1 million) are made up of borrowing costs expensed, interest charges on the US$42 million Jinfeng project facility, interest charges on Jinfeng Standby L/C Loan and coupon payments on the US$35 million convertible note.

During the period Sino Gold relinquished the Zhengyuan and Heishan tenements in Shandong Province and costs associated with exploration on these tenements have been written off. New Exploration Licences have subsequently been added to our exploration portfolio in the Shandong area by our joint venture partner to replace these relinquished properties.

The half-year loss was materially impacted by the ongoing interpretation under International Financial Reporting Standards which deems certain share options to be derivative liabilities rather than equity. The International Financial Reporting Interpretations Committee continues to hold the view that contracts settled by delivering a fixed number of a company's own equity instruments in exchange for a fixed amount of a foreign currency should be classified as liabilities rather than equity. As Sino Gold has a United States dollar functional currency, all options containing an Australian dollar strike price (other than employee and director options covered under AASB 2 - Share Based Payments) are accounted for as liabilities rather than equity. The balance sheet result of this treatment is that Sino Gold is recognising a current liability of A$14.4 million at June 30, 2007 (A$19.8 million at December 31, 2006) that will never be cash settled.

The resulting impact on the income statement is that movements during a given period in the fair value of the relevant options are recorded as a gain or loss and a foreign exchange gain or loss is also attributable on the translation to the functional currency. A net non-cash income gain of A$4.3 million was recognized in the half-year made up of a non-cash income gain of A$5.4 million due to the decrease in the share price of Sino Gold from A$7.30 on December 29, 2006 to A$5.63 on June 29, 2007 offset by a A$1.1 million non-cash foreign exchange loss due to the appreciation of the Australian dollar over the United States dollar in the same period.

Net cashflow utilised in operating activities was A$7.9 million for the six-month period, which included interest payments of A$5.2 million. During the half-year A$58.3 million was absorbed by investment activities, the bulk of which pertained to exploration, evaluation and development activities.

Financing activities during the period include A$160.3 million generated from new share issues and A$43.8 million proceeds from the full drawdown of both the Jinfeng project finance facility and the RMB working capital facility from China Construction Bank.

Sino Gold had cash reserves of A$153.5 million at the end of the period including restricted cash of A$53.0 million (compared to A$21.5 million, of which A$7.6 million was restricted, at June 30, 2006). The June 30, 2007 financial statements recognise total assets of A$461.0 million and net assets of A$207.7 million giving a book value of net assets per share of A$0.35. This represents a 67% and 285% increase in total assets and net assets, respectively, from June 30, 2006 of A$275.8 million and A$53.9 million respectively. In accordance with IFRS net assets do not recognise the full value of Sino Gold's reserves.

Proposed Transactions. Subsequent to the half year ended June 30, 2007 Sino Gold announced a proposed offer to acquire all of the outstanding shares in Golden China. Under the key terms of the proposed offer, Golden China shareholders would receive 0.2222 of a Sino Gold Share for every Golden China Share held. In addition Sino Gold has also provided interim funding to Golden China by subscribing to a C$5 million private placement in Golden China shares. The takeover offer has a 90% minimum acceptance condition (which may, with certain limits, be waived by Sino Gold). If successful and all of the issued shares of Golden China are acquired, this would entail Sino Gold issuing approximately 12,682,550 new Sino Gold Shares (including the exercise of all outstanding DSUs), equivalent to approximately 5.6% of the fully diluted share capital of Sino Gold (including the exercise of all outstanding DSUs and the exercise of all outstanding Convertible Securities). The projected impact of these transactions is set out in "Unaudited Pro Forma Consolidated Financial Statements".

As Sino Gold's operations are at an early stage of development, management cannot accurately assess the potential impact of its operations on future performance.

Comparison for the years ended December 31, 2006 and December 31, 2005

Revenue. Sino Gold's revenue decreased by A$2.329 million, or 21.1%, from A$11.024 million for the year ended December 31, 2005 to A$8.695 million for the year ended December 31, 2006. This was primarily due to a reduction in gold production of 8,642 ounces, or 42.0%, from the Jianchaling Project as the resource continued to be depleted and Sino Gold divested the mine in September 2006. The effect of the gold production decline was partially offset by an increase in average gold price of 32.9%.

The revenue from the sales of gold is analysed as follows:

	Year ended December 31	
	2005	2006
Sales quantity (oz)	20,577	11,935
Average selling price (US$/oz)	410	545
Revenue (A$'000s)	11,024	8,695

Cost of sales. Sino Gold's cost of sales decreased by A$8.839 million, or 53.1%, from A$16.642 million for the year ended December 31, 2005 to A$7.803 million for the year ended December 31, 2006. This was primarily due to a reduction in depreciation and amortisation costs of A$6.242 million relating to the Jianchaling Project as the book value of the project was written down to Nil at December 31, 2005. Accordingly, no deprecation and amortisation was charged on mine property and equipment for the year ended December 31, 2006. In addition, a reduction in gold production occurred as discussed above.

Gross profit. For the reasons discussed above, Sino Gold's gross profit increased by A$6.510 million, from a loss of A$5.618 million for the year ended December 31, 2005 to a profit of A$0.892 million for the year ended December 31, 2006.

Other income. Sino Gold's other income increased by A$2.629 million, or 197.2%, from A$1.333 million for the year ended December 31, 2005 to A$3.962 million for the year ended December 31, 2006. This was primarily due to the gain on the sale of the Jianchaling Project of A$2.129 million.

Administrative expenses. Sino Gold's administrative expenses increased by A$1.290 million, or 18.6%, from A$6.953 million for the year ended December 31, 2005 to A$8.243 million for the year ended

December 31, 2006. This was principally due to an increase in employee benefits of A$1.371 million, or 29.0%, related predominantly to the impact of the cost of share based payments.

Other operating expenses. Sino Gold's other operating expenses decreased by A$2.059 million, or 16.4%, from A$12.548 million for the year ended December 31, 2005 to A$10.489 million for the year ended December 31, 2006. This decrease was primarily due to a write-off of mine property and equipment at the Jianchaling Gold Mine and higher foreign exchange gains which was offset by higher fair value losses of the Company's option derivatives. At December 31, 2005 Sino Gold wrote down the value of the Jianchaling Gold Mine to Nil by charging an amount of A$4.735 million through the income statement and no such write down was made in 2006. The fair value loss of option derivatives increased by A$3.558 million, or 45.2%. The foreign exchange gain increased by A$0.780 million, or 428.6%.

Finance costs. Sino Gold's finance costs increased by A$3.673 million, or 146.7%, from A$2.503 million for the year ended December 31, 2005 to A$6.176 million for the year ended December 31, 2006. The increase was primarily due to the effect of a full year interest charge on the Convertible Notes which were issued in March 2005 and the impact of interest charged on the Senior Loan Facility for the year ended December 31, 2006. The first drawdown on the facility took place in April 2006. The interest on the Convertible Notes increased by A$0.971 million, or 40.7%, while the interest charge on the Senior Loan Facility was A$2.817 million, for the year ended December 31, 2006 and Nil for the year ended December 31, 2005.

Tax. Sino Gold was not subject to income tax for the year ended December 31, 2005 or the year ended December 31, 2006 as Sino Gold did not generate a profit in either of these year.

Loss for the year. For the reasons discussed above, loss for the year attributable to the equity holders of Sino Gold was reduced by A$6.235 million, or 23.7%, from a loss of A$26.289 million for the year ended December 31, 2005 to a loss of A$20.054 million for the year ended December 31, 2006.

Changes in Accounting Policy. Sino Gold Options granted to investors where there is no share based payment relationship and the options are denominated in a foreign currency are accounted for as derivative liabilities. These options are recorded on the balance sheet at fair value with any movements in fair value are recorded directly in the income statement. This accounting treatment was the result of guidance issued by the International Financial Reporting Interpretations Committee (the "IFRIC"). This accounting policy was not applied in the 2004 to 2005 published financial statements. Up until March 2005, the functional currency of Sino Gold was A$, therefore, the US$ denominated options were accounted for as a derivative liabilities. Thereafter, the functional currency of Sino Gold was US$, therefore, all A$ denominated options are accounted for as derivative liabilities from this time. As Sino Gold is now considered US$ functional, the US$ denominated options are no longer considered as derivative liabilities and the derivative liabilities previously created have been released to the equity reserve of Sino Gold.

Comparison for the years ended December 31, 2005 and December 31, 2004

Revenue. Sino Gold's revenue decreased by A$9.020 million, or 45.0%, from A$20.044 million for the year ended December 31, 2004 to A$11.024 million for the year ended December 31, 2005. This was primarily due to a reduction in gold production of 22,546 ounces, or 52.5%, from the Jianchaling Project as the resource continued to be depleted. The effect of the gold production decline was partially offset by an increase in average gold price of 19.2%.

The revenue from the sales of gold is analysed as follows:

	Year ended December 31	
	2004	2005
Sales quantity (oz)	42,892	20,577
Average selling price (US$/oz)	344	410
Revenue (A$'000s)	20,044	11,024

Cost of sales. Sino Gold's cost of sales decreased by A$7.813 million, or 31.9%, from A$24.455 million for the year ended December 31, 2004 to A$16.642 million for the year ended December 31, 2005. This was primarily due to the reduction in gold production discussed above.

Gross profit. For the reasons discussed above, Sino Gold's gross profit decreased by A$1.207 million, or 27.4%, from a loss of A$4.411 million for the year ended December 31, 2004 to a loss of A$5.618 million for the year ended December 31, 2005.

Other income. Sino Gold's other income decreased by A$1.056 million, or 44.2%, from A$2.389 million for the year ended December 31, 2004 to A$1.333 million for the year ended December 31, 2005. This was primarily due to a reduction in interest received of A$1.057 million, or 50.9%.

Administrative expenses. Sino Gold's administrative expenses increased by A$1.355 million, or 24.2%, from A$5.598 million for the year ended December 31, 2004 to A$6.953 million for the year ended December 31, 2005. This was principally due to increased corporate overheads including travel costs reflecting the commencement of development of the Jinfeng Project, as well as increased activity in other projects.

Other operating expenses. Sino Gold's other operating expenses increased by A$1.203 million, or 10.6%, from A$11.345 million for the year ended December 31, 2004 to A$12.548 million for the year ended December 31, 2005. This was primarily due to impairment charges of mine property and equipment at the Jianchaling Project, a write-off relating to an exploration property and fair value adjustments of Sino Gold's option derivatives. Sino Gold made a write down of the value of the Jianchaling Project of A$10.865 million and A$4.735 million in 2004 and 2005, respectively. Sino Gold made a write-off of A$2.251 million relating to the Jinkang Exploration Property in 2004. In 2005, Sino Gold had to charge the income statement with A$7.863 million due to the movement in fair value of options and derivatives compared to A$1.618 million in 2004.

Finance costs. Sino Gold's finance costs increased by A$2.130 million, or 571.0%, from A$0.373 million for the year ended December 31, 2004 to A$2.503 million for the year ended December 31, 2005. This was principally due to the impact of interest charges on the Convertible Notes of A$2.388 million.

Tax. Sino Gold was not subject to income tax for the year ended December 31, 2004 or for the year ended December 31, 2005 as Sino Gold did not generate a profit in either of these years.

Loss for the year. For the reasons discussed above, loss for the year attributable to the equity holders of Sino Gold was increased by A$7.037 million, or 36.4%, from A$19.338 million for the year ended December 31, 2004 to A$26.375 million for the year ended December 31, 2005.

Funding and Capital Requirements

During the three years ended December 31, 2004, 2005 and 2006 Sino Gold's primary source of working capital and long-term funding has been cash flows from operation and financing activities.

Financing has consisted principally of long-term secured loans from banks, the issuance of convertible notes and the issuance of equity. Sino Gold does not expect any material variances from its proposed use of proceeds from its 2006 financing. The Directors confirm that Sino Gold did not experience any liquidity problems during the three years ended December 31, 2004, 2005 and 2006.

As at June 30, 2007, Sino Gold had bank and cash balances, and time deposits of A$153.540 million. This included restricted cash of A$53.022 which is used to collaterise a standby line of credit facility issued by its bankers to secure advances made by China Construction Bank, Guizhou Branch to the Jinfeng Project.

The bank and cash balances are required to finance Sino Gold's working capital requirements, as well as part of Sino Gold's expected capital expenditure for its continuing growth and expansion plans. Specific considerations in determining Sino Gold's appropriate cash position include Sino Gold's working capital requirements, capital expenditure requirements and Sino Gold's liquidity ratios. Sino Gold aims to maintain a certain level of excess cash to meet unexpected circumstances and to be able to take advantage of potential business expansion opportunities as they arise.

As at June 30, 2007, Sino Gold had drawn down approximately A$97.182 million in general credit facilities entered into with banks and financial institutions. Of this A$48,949 relates to the Jinfeng project loan the interest rate for which is determined by reference to US$ LIBOR. The remaining credit facilities total A$48,233 and is represented by the cash collaterised line of credit facility issued by China Construction Bank, Guizhou Branch to the Jinfeng Project.

Capital Expenditures

During the three years ended December 31, 2004, 2005 and 2006 Sino Gold's principal capital requirements have been in relation to the capital expenditures for the Jinfeng Gold Mine.

The following table sets forth Sino Gold's total capital expenditures for the years indicated:

Capital Expenditure Summary

	Year ended December 31		
	2004	2005	2006
	A$'000s	A$'000s	A$'000s
Payments for property, plant & equipment	(4,681)	-	(107)
Payments for exploration, evaluation and development costs	(13,124)	(57,746)	(117,893)
Total capital expenditure	(17,805)	(57,746)	(118,000)

Sino Gold's planned future capital expenditures, mainly include:

- the development of the underground mine at the Jinfeng Project at an estimated pre-production capital cost of US$20 million;
- the planned expansion at the Jinfeng Project, in order to accommodate the proposed acceleration of production from the open-pit and underground operations at an estimated capital cost of up to US$18.2 million. This planned expansion is designed to expand the operating capacity of the Jinfeng Project from an estimated 180,000 oz p.a. to an operating capacity capable of processing up to an estimated 300,000 oz p.a;
- the development of the White Mountain Project at an estimated capital cost of US$55 million; and
- exploration expenditure on Sino Gold's other projects.

Sino Gold expects to partly fund these expenditures with cash flow from its operations and cash on hand. Additional funding is expected to be required consisting of additional debt or equity financing. There can be no assurance that Sino Gold will be able to raise additional capital on terms acceptable to Sino Gold or at all. The sale of additional equity or equity-linked securities may result in dilution of Sino Gold's shareholders.

From time to time, Sino Gold evaluates possible investments, acquisitions, divestments or mergers and may, if a suitable opportunity arises, make an investment, acquisition or divestment or enter into a merger.

Summarised Cash Flow

The following table summarises Sino Gold's cash flows during the years indicated:

	Year ended December 31		
	2004	2005	2006
	A$'000s	**A$'000s**	**A$'000s**
Net cash inflow/(outflow) from operating activities	(5,028)	791	(8,152)
Net cash outflow from exploration and development activities	(17,805)	(57,746)	(118,000)
Net cash inflow from financing activities	794	46,028	122,529

Cash Flows from Operating Activities

Sino Gold's net cash outflow from operating activities in the year ended December 31, 2006 was A$8.152 million, although Sino Gold incurred a loss after tax for such year of A$20.054 million. The difference was primarily attributable to non cash expense items of A$8.682 million and a positive impact from a change in net working capital of A$3.220 million. The non cash expense items include a fair value loss of option derivatives of A$11.421 million and equity settled share option expenses of A$1.296 million which was partially offset by a reversal on provision for restoration and rehabilitation of A$1.984 million and profit on sale of non-current assets of A$2.129 million.

Sino Gold's net cash inflow from operating activities in the year ended December 31, 2005 was A$0.791 million, although Sino Gold incurred a loss after tax for such period of A$26.289 million. The difference was primarily attributable to depreciation and amortisation of A$6.320 million, impairment of mine property and equipment of A$4.735 million, movement in fair value of options and derivatives of A$7.863 million and a positive impact from a change in net working capital of A$7.594 million.

Sino Gold's net cash outflow from operating activities in the year ended December 31, 2004 was A$5.028 million although Sino Gold incurred a loss after tax for such period of A$19.338 million. The difference was primarily attributable to depreciation of A$7.224 million, exploration expenditure write off of A$2.251 million, impairment of mine property and equipment of A$10.865 million, and a negative impact from a change in net working capital of A$5.265 million.

Cash Flows from Exploration and Development Activities

Sino Gold's net cash outflow from exploration and development activities was A$17.805 million, A$57.746 million, and A$118.000 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Sino Gold's net cash outflow from exploration and development activities primarily reflects expenditure for exploration, feasibility studies and construction of the Jinfeng Project. Expenditure was also incurred on Sino Gold's other exploration projects and on sustaining capital incurred at the ageing Jianchaling Project.

Cash Flows from Financing Activities

Sino Gold's net cash from inflow from financing activities was A$0.794 million, A$46.028 million and A$122.529 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The net cash inflow provided by financing activities in the year ended December 31, 2006 comprised the net proceeds of share issues of A$66.034 million and the proceeds from bank loans of A$60.640 million.

The net cash inflow provided by financing activities in the year ended December 31, 2005 comprised of an issuance of convertible notes raising A$45.932 million and the proceeds from share issues on the exercise of options of A$2.642 million (net of share issue costs) and proceeds from employee ESIS Loans of A$0.018 million. This was partially offset by repayments of shareholder loans of A$2.564 million.

The net cash inflow provided by financing activities in the year ended December 31, 2004 comprised of proceeds from employee ESIS Loans of A$0.219 million and the proceeds from share issues on the exercise of options of A$0.575 million (net of share issue costs).

Senior Loan Facility

Pursuant to a senior loan agreement dated September 16, 2005 entered into between the Jinfeng CJV, SG Guizhou, Sino Gold, Standard Bank plc, HVB, and China Construction Bank Corporation the Jinfeng CJV has been provided with a financing facility (the "Senior Loan Facility") arranged and jointly underwritten by Standard Bank London plc and HVB for US$40 million plus US$2 million in capitalized interest with a 7 year term including a 2 year grace period. Repayments are made quarterly commencing December 21, 2007. The interest rate is LIBOR plus 3.25% margin pre-financial completion and 2.75% margin after financial completion. The Senior Loan Facility is fully drawn down.

As at June 30, 2007, the Senior Loan Facility was secured by:

- Sino Gold granting security over the shares held by it in SG Guizhou and over shareholder loans owing by SG Guizhou to Sino Gold;
- SG Guizhou granting security over all its assets, an equity pledge over its interests in the Jinfeng CJV, comprising not less than an 82% interest, and security over relevant bank accounts as required under the Senior Loan Facility;
- the Jinfeng CJV granting security over mining titles, equipment, relevant project contracts and other assets of the Jinfeng CJV connected with the project and over relevant bank accounts; and
- Sino Gold and SG Guizhou providing guarantees in relation to moneys owed by the Jinfeng CJV, as borrower, to the lenders under the Senior Loan Facility. In the case of Sino Gold, the guarantee for the Senior Loan Facility does not apply to liabilities arising after completion (being the date on which the "Lender Completion Test" for the Jinfeng Project is satisfied) except in respect of certain limited items.

Hedging Activities

Pursuant to the Senior Loan Facility, SG Guizhou was required to enter into a gold hedging program. All outstanding hedging contracts as at September 30, 2007 are summarised in the table below (Sino Gold's share being 82%):

	Fixed Forwards		Bought Put Options	
	Ounces	US$/oz	Ounces	US$/oz
2007	16,752	523	24,728	400
2008	73,548	524	74,184	400
2009	64,612	525	74,178	400
2010	64,612	525	-	-
2011	64,612	525	-	-
2012	35,789	530	-	-
Total	**319,925**		**173,090**	

The mark-to-market value of the total hedge book was negative US$89.0 million as at September 30, 2007, based on a spot gold price of US$743.40/oz. The contracts are not subject to margin calls by counterparty banks.

Sino Gold does not anticipate putting in place any further gold hedging and does not hedge future interest rates or foreign exchange transactions.

Critical Accounting Estimates

The financial statements of Sino Gold have been prepared in accordance with IFRS. All of Sino Gold's principal accounting policies are stated in Note 1 to the financial statements as set out in Schedule "A" of this Circular. IFRS requires the directors to make estimates and assumptions which may have an effect on the reported value or amount of assets, liabilities, revenue and expenses. These estimates are based on the directors' knowledge of Sino Gold's sector of activity, on historical and current information, on foreseeable future variations and on available information. These estimates and assumptions are subject to change over time.

The following are regarded as critical accounting policies which may require estimates and assumptions from the Directors.

Impairment of assets. At each reporting date, Sino Gold assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, Sino Gold makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Exploration and evaluation costs. Costs arising from exploration and evaluation activities are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not, at balance sheet date, reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves. When the existence of economically recoverable reserves is not probable, provision for impairment is made in respect of the costs carried forward.

Grants and subsidies are offset against costs as incurred.

Costs carried forward in respect of an area of interest that is abandoned are written off in the period in which the decision to abandon is made.

Mining operation development costs. Costs incurred in the development and construction of a mining operation are capitalized to the extent that the carrying amount does not exceed recoverable amount. Once production commences the carrying value is transferred to property, plant and equipment and depreciated accordingly.

Derivative Financial Instruments. Sino Gold enters into forward gold hedges where it agrees to sell specified ounces of gold at a predetermined gold price. The objective of these hedges is to match the forward agreements with anticipated cash flows from future gold sales and as such are considered "cash flow" hedges under IAS 39 "Financial Investments: Recognition and Measurement". The fair value of all qualifying cash flow hedges is recorded on the balance sheet. Movements in fair value, to the extent the hedges are effective, are recorded as a separate component of equity and released to the profit and loss at the time the hedged transaction occurs.

Revenue Recognition. Revenue is recognised to the extent that it is probable that the economic benefits would flow to Sino Gold and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

- Sale of Goods - Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer, being when the gold leaves the mine site.

- Interest - Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Foreign Currency Translation. Following the issue of the US$ denominated convertible notes in March 2005, the functional currency of Sino Gold was deemed to be US$. Prior to this event the functional currency of Sino Gold was considered to be Australian dollars. The functional currency of overseas subsidiaries is the RMB.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of the overseas subsidiaries is the RMB.

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Sino Gold Mining Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Share Based Payments. Sino Gold provides benefits to employees (including directors) of Sino Gold in the form of share based payment transactions, whereby employees render services in exchange for shares or rights over shares ('Equity-settled Transactions'). The EOP is in place to provide these benefits. Sino Gold Options granted under this vest over a three year period and have no attaching market or performance conditions.

The cost of these Equity-settled Transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a Black Scholes option pricing model.

The cumulative expense recognised for Equity-settled Transactions at each reporting date until vesting date reflects: (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the directors of Sino Gold, would ultimately vest. This opinion is formed based on the best available information at balance sheet date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Sino Gold Options granted to investors where there is no share based payment relationship and which are denominated in a foreign currency are accounted for as derivative liabilities. These options are recorded on the balance sheet at fair value with any movements in fair value recorded directly in the income statement.

Up until March 17, 2005, the functional currency of Sino Gold was A$, therefore, the US$ denominated option was accounted for as a derivative liability. Thereafter, the functional currency of Sino Gold was US$, therefore, all A$ denominated options are accounted for as derivative liabilities from this time. As Sino Gold is now considered US$ functional, the US$ denominated options are no longer considered as derivative liabilities and the derivative liabilities previously created have been released to the equity reserve of Sino Gold.

Related Party Transactions

Pursuant to the BIOX licence agreement ("Licence Agreement") between the Jinfeng CJV and Minsaco BIOX Pty Ltd., holder of a licence from Biomin Technologies S.A. ("Biomin") dated June 23, 2004, the Jinfeng CJV is licensed to use the BIOX process in connection with the Jinfeng Project. Inter-related with the Licence Agreement is a trademark licence agreement between the Jinfeng CJV and

Biomin dated July 26, 2005, Biomin has licensed the Jinfeng CJV to use the trademark "BIOX"' in the PRC in connection with the Jinfeng Project.

Minsaco BIOX Pty Ltd. is owned by Gold Fields which is a substantial shareholder and has a representative on the board of Sino Gold.

The amounts of the payments to be made under the Licence Agreement and the related trademark licence Agreement are highly commercially confidential, and Sino Gold is not able to publicly disclose those amounts, although it can provide details of the qualitative nature of those payments. An initial licence fee is payable in three instalments as follows: (i) an instalment was due upon the decision to proceed with construction of the BIOX plant; (ii) an instalment is due on the date of commencement of operations; and (iii) an instalment is due upon the successful completion of a performance test or 12 months after the date of commencement of operations if successful completion of the performance test is not achieved through no fault of the licensor.

A royalty (payable quarterly in arrears) is payable based on a dollar amount per ounce of gold. If, subsequent to successful completion of performance tests, Sino Gold requests further personnel training, then fees are payable based on an agreed schedule of rates and if ongoing technical support is required beyond an agreed minimum amount, then a fee is payable for such additional technical support based on an agreed schedule of rates.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Sino Gold as at the dates indicated before and after giving effect to the Offer. This table should be read in conjunction with the consolidated financial statements of Sino Gold (including the notes thereto) contained in the Circular.

	Outstanding as at Dec 31, 2006	Outstanding as at Jun 30, 2007	Outstanding as at Jun 30, 2007 after giving Effect to the Offer
	A$'000s	A$'000s	A$'000s
Share Capital	168,259	327,594	430,521
Convertible Notes - Equity Component	3,228	3,228	3,228
Accumulated Losses	(56,535)	(67,422)	(67,422)
Other Reserves	(95,113)	(98,472)	(93,440)
Minority Interests	34,074	42,748	43,580
Total Equity	53,913	207,676	316,467

Share Capital of Sino Gold

Holders of Sino Gold Shares are entitled to notice of, and to attend and vote at, general meetings. Generally, every shareholder present in person or by proxy, attorney or representative has one vote on a show of hands, and on a poll, one vote for each fully paid share. The Directors may declare a dividend to be paid to shareholders entitled to that dividend. Upon the liquidation, dissolution or winding up of Sino Gold, Sino Gold shareholders are entitled to receive on a pro-rata basis the net assets of Sino Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the holders of ordinary shares with respect to liquidation, dissolution or winding up. Sino Gold Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Subject to the constitution, the Corporations Act, the ASX Listing Rules and the ASTC Settlement Rules, Sino Gold Shares are freely transferable. Sino Gold may only modify or vary the rights attaching to any class of shares with the consent in writing of the shareholders with at least 75% of the votes in the class or the sanction of a special resolution passed at a meeting of the holders of the issued shares of that class. The Corporations Act provides that the constitution can only be amended by a special resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution.

All of the issued Sino Gold Shares comprise fully paid ordinary shares. Under the *Corporations Act*, Australian registered companies do not have an authorised capital, and there is no concept of a "par value" in respect of issued shares. All Sino Gold Shares are recorded in Sino Gold's financial statements at their issue price less issue costs.

Details of Sino Gold's issued capital on the date of the Circular (on a fully diluted basis) are as follows:

Fully paid Sino Gold Shares as at the date of this Circular	184,876,415
Fully paid Sino Gold Shares to be issued pursuant to the Offer	12,682,550[1]
Maximum number of Sino Gold Shares that may be issued to holders of Golden China Convertible Debentures if conversion of all such convertible debentures occurs before the Expiry Date	1,201,283
Maximum number of Sino Gold Shares that may be issued to holders of Golden China Options if all such options are exercised before the Expiry Date	1,714,141
Maximum number of Sino Gold Shares that may be issued to holders of Golden China Warrants if all such warrants are exercised before the Expiry Date	1,783,155
Sino Gold Shares issuable upon exercise of all outstanding Sino Gold Options	6,710,000
Sino Gold Shares issuable upon conversion of all outstanding Sino Gold Convertible Notes	15,383,045
Total	**224,350,589**

[1] Assuming 0.2222 of a Sino Gold Share is issued for each outstanding Golden China Share and the issuance of 196,793 Sino Gold Shares as a result of the exercise of all outstanding DSUs.

The Sino Gold Shares rank pari passu in all respects, and in particular, for all dividends and other distributions, declared, paid or made on the shares.

Pursuant to the Heads of Agreement, Gold Fields Australasia has a right to participate pro-rata in any future issue of Sino Gold Shares or securities convertible into Sino Gold Shares by Sino Gold. This right does not extend to Sino Gold Shares or securities issued in connection with the take-over of another entity.

Except as disclosed herein, no share or loan capital of Sino Gold or any of its subsidiaries is under any option or is agreed conditionally or unconditionally to be put under any option.

Sino Gold's primary listing is on the ASX. Sino Gold is also secondarily listed on the HKSE, and by undertaking the shunting procedure described below, holders of ordinary shares in Sino Gold may sell their shares on the HKSE, even if they are initially listed for official quotation on the ASX. Details of the procedure for shunting shares between Sino Gold's Australian Share Registry and Hong Kong Share Registrar are as follows:

- the respective share registrar in each country has set up a control account as part of the issued capital for Sino Gold. For example, the Australian Share Registry has established a holding on Sino Gold's Australian register with the name "Hong Kong Control Register", with the current issued capital of the Hong Kong Share Registrar. This holding is excluded from any reports concerning largest shareholders and similar matters. The Hong Kong Share Registrar has set up a similar account with the issued capital of the Australian register;
- when a shareholder wishes to shunt shares from one of the two registers (the "home register') to the other register (the "target register"), the shareholder provides the home registrar with a written direction to that effect. The home registrar then removes the shares from their holding, and places the shares into the control account. A fax or email confirmation is then sent to the

target registrar, who removes shares from their control account and places the shares into a holding in the name of the shareholder; and

- periodically (usually at the time of each shunt) the two registrars compare their respective control accounts to confirm that all figures match.

The period of time required to shunt Sino Gold Shares between the Australian Share Registry and the Hong Kong Share Registrar may vary and there is no certainty of when shunted Sino Gold Shares would be available for trading or settlement.

Sino Gold has applied to have the Sino Gold Shares that are to be issued pursuant to the Offer listed on the ASX and the HKSE. Quotation will not be automatic but will depend on the ASX and the HKSE exercising their discretion. Sino Gold cannot guarantee, and does not represent or imply, that the Sino Gold Shares will be so quoted. The fact that the ASX and the HKSE may admit the Sino Gold Shares to quotation is not to be taken in any way as an indication of the merits of Sino Gold or the Sino Gold Shares.

Convertible Notes

On March 17, 2005, Sino Gold completed the issue of US$35 million unsecured Convertible Notes. The Convertible Notes carry a coupon of 5.75% per annum and the conversion price is US$2.2752 per Sino Gold Share based on a fixed exchange rate of US$1:A$1.2702. The Convertible Notes mature on March 17, 2012.

The Convertible Notes are convertible at the option of the holder at any time on and after April 26, 2005 and up to March 17, 2012.

Noteholders will have the option to put the Convertible Notes to Sino Gold at their principal amount with accrued interest:

- if the ASX announces that Sino Gold Shares have ceased or will cease to be listed and the Sino Gold Shares are not immediately re-listed on another stock exchange; and
- on March 17, 2010.

Noteholders are granted standard anti-dilution rights dealing with, among other things, share consolidations, share splits, capital distributions, extraordinary dividends, rights issues and bonus issues.

If a change of control event (as defined in the terms and conditions of the Convertible Notes) occurs in respect of Sino Gold, the noteholders will have the right for a period of 60 days to convert their Convertible Notes at a conversion price adjusted from the conversion price that would otherwise apply in accordance with the following table:

1 year from issue:	85.0%
1-2 years from issue:	87.5%
2-3 years from issue:	90.0%
3-4 years from issue:	92.5%
4-5 years from issue:	95.0%
5-6 years from issue:	97.5%
Thereafter, to maturity:	100.0%

A change of control event occurs if an offer in respect of Sino Gold Shares has become or been declared unconditional in all respects and Sino Gold becomes aware that the right to cast more than 50% of the votes which may ordinarily be cast on a poll at a general meeting of shareholders has or will become unconditionally vested in Sino Gold.

Holders of Convertible Notes have a right of first refusal in respect of any additional convertible notes which may be issued on the same terms as the March 17, 2005 Convertible Notes up to a principal amount not exceeding US$20 million.

The Convertible Notes are listed on the Singapore Exchange Securities Trading Limited.

Sino Gold has made an offer, dated October 11, 2007, to all Convertible Noteholders inviting them to:

- surrender their Convertible Notes for conversion into Sino Gold Shares in accordance with the terms and conditions of the Convertible Notes; and
- amend the provisions of the terms and conditions of the Convertible Notes permitting the outstanding Convertible Notes to be redeemed at the option of Sino Gold.

Under the terms of the offer, Convertible Noteholders who tender their Convertible Notes and deliver a valid acceptance instruction and conversion notice at or before 17:00 (London, U.K. time) on October 22, 2007 (the "Early Consent Deadline") will receive the relevant number of Sino Gold Shares corresponding to their holding of Convertible Notes in accordance with terms and conditions of the Convertible Notes, together with a payment of US$130 per US$1,000 of Convertible Notes (the "Early Consent Payment"). Convertible Noteholders who tender their Convertible Notes and deliver a valid acceptance instruction and conversion notice after the Early Consent Deadline but before the expiry of the offer will receive the relevant number of Sino Gold Shares corresponding to their holding of Convertible Notes in accordance with terms and conditions of the Convertible Notes, but no Early Consent Payment.

If the provisions of the terms and conditions of the Convertible Notes are amended to permit the outstanding Convertible Notes to be redeemed at the option of Sino Gold and if Sino Gold chooses to redeem the Convertible Notes, Convertible Noteholders whose Convertible Notes are redeemed will receive the principal amount of their holding of Convertible Notes together with interest accrued to the date fixed for redemption, but no Early Consent Payment.

The maximum number of Sino Gold Shares to be issued to Convertible Noteholders (i.e. if all Convertible Noteholders surrender their Convertible Notes for conversion into Sino Gold Shares) is 15,383,045. This represents approximately 7.7% of the expanded issued capital of Sino Gold prior to the Golden China Offer and approximately 7.2% of the expanded issued capital of Sino Gold after successful completion of the Golden China Offer. The maximum aggregate cost of the Early Consent Payment to Convertible Noteholders (i.e. if all Convertible Noteholders surrender their Convertible Notes for conversion into Sino Gold Shares before the Early Consent Deadline) is US$4.55 million. This payment will be funded from working capital.

Sino Gold Options

The following table shows the number of options to purchase Sino Gold Shares issued and outstanding as at the date of this Circular.

Class	Number of Sino Gold Shares Under Option	Market value of Sino Gold Shares Under Option at Grant Date	Market value of Sino Gold Shares Under Option at September 28, 2007	Exercise Price (A$/share)	Expiry Date (dd/mm/yy)	Vesting Date (dd/mm/yy)
Director	215,000	623,500	1,616,800	2.69	31/12/08	Fully vested
Director	370,000	740,000	2,782,400	2.00	31/12/09	31/12/07
Director	800,000	2,800,000	6,016,000	3.29	31/12/10	31/12/08
Director	1,370,000	7,987,100	10,302,400	6.50	31/12/11	31/12/09

Class	Number of Sino Gold Shares Under Option	Market value of Sino Gold Shares Under Option at Grant Date	Market value of Sino Gold Shares Under Option at September 28, 2007	Exercise Price (A$/share)	Expiry Date (dd/mm/yy)	Vesting Date (dd/mm/yy)
Employee	50,000	145,000	376,000	2.69	31/12/08	Fully vested
Employee	150,000	303,000	1,128,000	2.06	15/10/09	15/10/07
Employee	25,000	54,000	188,000	2.12	27/10/09	27/10/07
Employee	80,000	171,200	601,600	2.08	15/12/09	15/12/07
Employee	315,000	630,000	2,368,800	2.00	31/12/09	31/12/07
Employee	980,000	3,430,000	7,369,600	3.29	31/12/10	31/12/08
Employee	150,000	549,000	1,128,000	3.81	06/03/11	06/03/09
Employee	40,000	190,000	300,800	4.88	03/06/11	03/06/09
Employee	1,665,000	9,490,500	12,520,800	6.50	31/12/11	31/12/09
SBBH Options	500,000	1,040,000	3,760,000	2.53	16/09/10	Fully vested
Total	6,710,000					

Director and Employee Options

Sino Gold has two employee option plans; the ESIS and EOP. On August 28, 2002 the Directors resolved that no further Sino Gold Shares would be issued under the ESIS and all further employee incentives would be granted under the EOP.

Purpose. The purpose of the EOP is to help attract and retain the best available personnel, to provide additional incentive to employees, Directors and consultants, to achieve the long term objectives of Sino Gold and to promote the success of Sino Gold's business.

Who May Join. Eligible participants of the EOP include full or part-time employees of; (i) Sino Gold; and (ii) a Related Body Corporate as defined under section 50 of the Corporations Act (collectively, "Eligible Persons").

Limitation on Number of Sino Gold Options Issued. The total number of options over unissued Sino Gold Shares that may be issued under the EOP, which added to the number of Sino Gold Shares or options issued under all other employee or executive share or option plans of Sino Gold, must not exceed 10% of the total number of Sino Gold Shares on issue from time to time.

Option Entitlements. The Sino Gold Board may, at its discretion, determine the extent to which Eligible Persons may participate in the EOP and Sino Gold may issue options to such Eligible Persons. An Eligible Person may only apply for Sino Gold Options in his or her own name. An application for less than the Eligible Person's full entitlement must be in respect of multiples of 100 Sino Gold Options. Sino Gold Options will only be issued under the EOP to Directors after the shareholders of Sino Gold have approved the proposed issue, if such approval is required by the Corporations Act or the ASX Listing Rules.

Terms of the Offer of Sino Gold Options. Each Sino Gold Option carries the right in favour of an option holder to subscribe for one share. No money will be payable for the issue of the Sino Gold Options. The Sino Gold Options expire on the earlier of five years (the "Expiry Date") from the date of issue as set out in the option certificate (the "Issue Date"); or the date on which the option holder ceases to be an Eligible Person.

Exercise Price. Sino Gold Shares allotted to the option holders on the exercise of options shall be issued at the exercise price calculated in the following way ("Exercise Price"):

- In respect of the offers of Sino Gold Options approved by the Sino Gold Board while Sino Gold is not admitted to the official list of the ASX, the subscription price of a share in respect of any particular Sino Gold Option granted under the EOP is the higher of (i) A$0.20; and (ii) the price determined by the Sino Gold Board; or
- In respect of offers of Sino Gold Options approved by the Sino Gold Board while Sino Gold is admitted to the official list of the ASX, the subscription price of a share in respect of any particular Sino Gold Option granted under the EOP is the higher of (i) A$0.20; and (ii) the weighted average price of Sino Gold Shares on the ASX over the five trading days prior to the date of offer of the Sino Gold Options.

Performance Target. The Sino Gold Board may in its absolute discretion, impose performance hurdles on the exercise of options by an option holder. Performance hurdles must be specified in the offer of options and state that the relevant options cannot be exercised unless the performance hurdles are satisfied.

Exercise of Sino Gold Options. The exercise period in relation to a Sino Gold Option under the EOP ("Exercise Period") refers to the period commencing on the date that is three years after the Issue Date and ending on the Expiry Date, or such other period as the Sino Gold Board resolves. An option holder may at any time during the Exercise Period exercise outstanding Sino Gold Options in whole or in part, provided that, unless otherwise permitted under the EOP, the option holder wishing to exercise the Sino Gold Options is an Eligible Person at the time of exercise. Sino Gold must allot the resultant shares within five Business Days of the exercise of the Sino Gold Option. Shares allotted shall rank from the date of allotment equally with existing shares of Sino Gold in all respects. Sino Gold Options may not be listed for quotation on the official list of ASX.

Sino Gold Options are Personal to Grantee. Subject to the decision of the Sino Gold Board other than in cases of hardship or for any other just reason, an option holder may not sell, transfer, assign, give or otherwise dispose of, in equity or in law, the benefit of a Sino Gold Option during the period commencing from the Issue Date and ending on the date which is three years after the Issue Date ("Qualification Period"). After the expiration of the Qualification Period, a Sino Gold Option holder may sell, transfer, assign, give or otherwise dispose of, in equity or in law, the benefit of an option on the condition that the proposed new holder of the Sino Gold Option enter into a covenant with Sino Gold pursuant to which the proposed new holder acknowledges and agrees to be bound by the provisions contained in the EOP.

Sino Gold must make application to have the shares allotted pursuant to the EOP listed for official quotation in accordance with ASX Listing Rule 2.8.

No Participation in New Issues. An option holder is not entitled by reason only of being a holder of Sino Gold Options to participate in any: (i) cash issue; (ii) issue of shares or other equity securities or instrument which convert into shares by way of capitalisation of profits or reserves ((i) and (ii) collectively, "New Issue"); (iii) issue of rights to subscribe for additional shares or any other securities to be issued by Sino Gold, without exercising the Sino Gold Options prior to the record date for the determination of entitlements to the issue of securities and participating as a result of being a holder of shares.

Adjustment of Exercise Price. If Sino Gold makes a New Issue which is a pro rata cash issue to all shareholders of Sino Gold (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment), and no shares have been issued in respect of a Sino Gold Option before the record date for determining entitlements to the issue, the Exercise Price will be reduced in accordance with the formula set out in ASX Listing Rule 6.22.

If Sino Gold makes a New Issue which is a pro rata bonus issue to all shareholders of Sino Gold or is an issue of shares or other equity securities or instrument which convert into shares by way of capitalisation of profits or reserves (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment), and no shares have been issued in respect of a Sino Gold Option before the record date for determining entitlements to the issue, the number of shares which will be allotted on the exercise of a Sino Gold Option pursuant to this EOP will be increased by the number of shares that would have been issued in respect of the shares the subject of the Sino Gold Option if the Sino Gold Option had been exercised immediately prior to such record date but no change will be made to the Exercise Price.

Effect of Alterations to Share Capital. If Sino Gold varies its share capital through a pro rata issue or a bonus issue or through a reconstruction, the number of options held by each options holder and the exercise price of each option are varied in accordance with the ASX Listing Rules.

Lapse of Sino Gold Option. In general, the Sino Gold Options shall lapse automatically and not be exercisable (to the extent not already exercised) on the earlier of: (i) the Expiry Date; (ii) any other date of expiry as determined by the Sino Gold Board; or on which the option holder ceases to be an employee or Director of Sino Gold or a Related Body Corporate.

However, the exercise of Sino Gold Options under the EOP shall continue to be effective if the option holder ceases to be an Eligible Person in the following circumstances:

- where an option holder dies and at the date of his death that option holder held outstanding Sino Gold Options. In such circumstances, those outstanding Sino Gold Options are automatically transferred to the estate of the deceased option holder;
- where the relevant Eligible Person is a Director and ceases to hold such office by reason of retirement pursuant to the constitution of Sino Gold or the Corporations Act or who offers himself for reappointment but is not reappointed; or
- where the Eligible Person ceases to be an Eligible Person by reason of ill health or accident (resulting in permanent disability).

Alterations to the EOP. The EOP may be amended at any time by resolution of the Sino Gold Board subject to the Corporations Act and the ASX Listing Rules. Any such amendment, however, shall not adversely affect the rights of option holders who are granted Sino Gold Options prior to such amendment without the consent of the option holder, unless such amendment is required by or necessitated by amendments to either the Corporations Act or the ASX Listing Rules.

Termination of EOP. The EOP may be terminated at any time by the Sino Gold Board. But such termination shall not affect the rights of holders of Sino Gold Options issued prior to termination.

Sino Gold had on issue 6,210,000 options under the EOP as at the date hereof. Each option gives the holder the right to acquire one Sino Gold Share. The Sino Gold Shares issuable upon exercise of the options rank equally with all other Sino Gold Shares.

Sino Gold had on issue 2,592,000 Sino Gold Shares under the ESIS as at the date hereof, which rank equally with all other Sino Gold Shares.

The following table shows the aggregate number of Sino Gold Shares under option to directors, officers and employees pursuant to the EOP as at the date hereof.

Group	Number in Group	Aggregate Number of Sino Gold Shares Under Option
Directors	7	2,755,000
Officers	2	770,000
Employees	34	2,685,000

SBBH Options

Pursuant to an agreement dated September 16, 2005, Standard Bank plc and HVB were granted an aggregate 500,000 options. Each option grants a right to subscribe for one Sino Gold Share at an exercise price of A$2.53. The options are exercisable at any time within five years after the date of issue of the options.

Prior Sales

Over the last 12 months to the date of this Circular, Sino Gold, has issued an aggregate of 31,815,688 Sino Gold Shares, at prices ranging from A$0.7160 to A$7.00, as follows:

- on January 9, 2007, 6,500,000 Sino Gold Shares at a price of A$5.5800 through a placement to Gold Fields Australasia (BVI) Limited;
- on January 19, 2007, 1,777,776 Sino Gold Shares at a price of A$0.7160 upon the exercise of Sino Gold Options;
- on March 16, 2007, 18,999,912 Sino Gold Shares at a price of A$7.00 pursuant to the Global Offering of Sino Gold Shares to be listed on the Stock Exchange of Hong Kong Limited;
- on April 12, 2007, 709,000 Sino Gold Shares at a price of A$7.00 allotted to cover over-allocations in the Global Offering that was completed at the time of Sino Gold's secondary listing on the Stock Exchange of Hong Kong Limited;
- on May 1, 2007, 60,000 Sino Gold Shares at a price of A$2.69 upon the exercise of Sino Gold Options;
- on May 4, 2007, 17,000 Sino Gold Shares at a price of A$2.69 upon the exercise of Sino Gold Options;
- on May 7, 2007, 17,000 Sino Gold Shares at a price of A$2.69 upon the exercise of Sino Gold Options;
- on June 13, 2007, 75,000 Sino Gold Shares at a price of A$1.20 upon the exercise of Sino Gold Options;
- on July 30, 2007, 300,000 Sino Gold Shares at a price of A$1.00 upon the exercise of Sino Gold Options; and
- on July 30, 2007, 100,000 Sino Gold Shares at a price of A$2.69 upon the exercise of Sino Gold Options
- on September 4, 2007, 300,000 Sino Gold Shares at a price of A$1.00 upon the exercise of Sino Gold Options
- on September 18, 2007, 1,350,000 Sino Gold Shares at a price of A$1.00 upon the exercise of Sino Gold Options
- on October 5, 2007, 20,000 Sino Gold Shares at a price of A$2.69 upon the exercise of Sino Gold Options
- on October 5, 2007, 1,590,000 Sino Gold Shares at a price of A$1.00 upon the exercise of Sino Gold Options

Price Range and Trading Volume of Sino Gold Shares

The Sino Gold Shares are listed and posted for trading on the ASX under the symbol "SGX". The following tables sets forth the high and low closing prices and volumes of the Sino Gold Shares traded on the ASX for the periods indicated:

	Price Range of Sino Gold Shares on the ASX (in A$)		
	High	Low	Total Volume
October (to October 19) 2007	8.11	6.88	14,607,386
September 2007	7.52	5.83	24,139,990
August 2007	6.60	5.00	21,820,634
July 2007	6.50	5.06	21,569,796
June Quarter 2007	6.39	5.32	45,240,114
March Quarter 2007	8.04	5.82	48,214,689
December Quarter 2006	7.30	3.81	29,114,364
September Quarter 2006	5.69	3.80	22,809,336
June Quarter 2006	5.98	3.99	42,818,279
March Quarter 2006	4.24	3.12	43,697,133
December Quarter 2005	3.50	2.19	20,335,307

Principal Sino Gold Shareholders

The following table sets out the name and information about holders of securities of Sino Gold who, as of the date of the Circular owned of record or, to our knowledge, owned beneficially, directly or indirectly, more than 10% of any class of securities of Sino Gold:

Name	Nature of Interest	Number of Sino Gold Shares Owned Before the Offer	Approximate Percentage of Sino Gold Shares Owned Before the Offer	Pro Forma Number of Sino Gold Shares Owned After the Offer	Pro Forma Approximate Percentage of Sino Gold Shares Owned After the Offer
Gold Fields Australasia[(1)]	Beneficial	33,008,185	17.9%	33,008,185	16.7%
Merrill Lynch & Co Inc[(2)]	Beneficial	25,534,170	13.8%	25,534,170	12.9%

[(1)] On a fully diluted basis Gold Fields Australasia holds an interest in Sino Gold of approximately 17.4% before the Offer and 16.3% after the Offer.

[(2)] On a fully diluted basis Merrill Lynch & Co Inc holds an interest in Sino Gold of approximately 13.4% before the Offer and 12.6% after the Offer.

Directors

The table below sets out the information regarding the directors of Sino Gold.

Name Place of Residence Position Held Within Sino Gold	Principal Occupation	Date of Appointment Date of Last Election	Number of Sino Gold Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised
J Askew[1] Denver, USA Chairman of the Sino Gold Board	Professional company director	October 10, 2002 May 26, 2005	140,000 Sino Gold Shares
J Klein Sydney, Australia President and Chief Executive Officer	Chief Executive Officer of Sino Gold	June 28, 2000	2,682,178 Sino Gold Shares 1,400,000 Employee Options
H Xu[2] Beijing, PRC Executive Director	Head of Business Development of Sino Gold	June 28, 2000 May 30, 2006	800,000 Sino Gold Shares 975,000 Employee Options
J Zhong[3] Sydney, Australia Non-Executive Director	Vice-president and Chief Financial Officer of Sino Mining International Limited (4)	March 19, 2004 May 30, 2007	120,000 Employee Options
J Dowsley Johannesburg, South Africa Non-Executive Director	Head of New Business for Gold Fields Limited[5]	July 30, 2007	Nil
P Cassidy[6] Sydney, Australia Non-Executive Director	Professional company director	October 10, 2002 May 30, 2006	143,831 Sino Gold Shares 20,000 Employee Options
B Davidson[7] Sydney, Australia Non-Executive Director	Professional company director	August 28, 2002 May 30, 2007	215,347 Sino Gold Shares 20,000 Employee Options
P Housden[8] Sydney, Australia Non-Executive Director	Professional company director	June 22, 2006	10,000 Sino Gold Shares 120,000 Employee Options
Total Directors' Security Holding			**3,991,356 Sino Gold Shares** **2,655,000 Employee Options**

(1) Member of the Risk Management Committee and the Nomination and Remuneration Committee

(2) Head of Business Development

(3) Member of the Audit Committee

(4) The principal business of Sino Mining International Limited is alumina and nickel concentrate trading between Australia and China.

(5) The principal business of Gold Fields Limited is gold mining.

(6) Chairman of the Risk Management Committee, Member of the Nomination and Remuneration Committee

(7) Chairman of the Audit Committee and the Nomination and Remuneration Committee, Member of the Risk Management Committee

(8) Member of the Audit Committee

Each director's term of office expires at the later of the third annual general meeting of Sino Gold or three years following that Director's last election or appointment (the Chief Executive Officer is exempt from this requirement). One third of the Directors must retire at each annual general meeting. Retiring Directors are eligible for re-election.

Officers

The table below sets out the information regarding the executive officers of Sino Gold. Sino Gold's executive officers are appointed by, and serve at the discretion of, the Sino Gold Board.

Name and Place of Residence	Position with Sino Gold	Date of Appointment	Number of Sino Gold Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised
C Johnstone Sydney, Australia	Chief Operating Officer	March 7, 2006	450,000 Employee Options
W Rossiter Sydney, Australia	Chief Financial Officer	May 7, 2007	Nil*
I Polovineo Sydney, Australia	Company Secretary in Australia	June 28, 2000	182,315 Sino Gold Shares 320,000 Employee Options
J C Y Bik Hong Kong, PRC	Company Secretary in Hong Kong	March 5, 2007	Nil
Total Officers' Security Holding			**182,315 Sino Gold Shares** **770,000 Employee Options**

* Entitlement to 150,000 Employee Options. As at the date of this Circular these options have not been issued.

Total Directors' and Officers' Security Holding			**4,173,671 Sino Gold Shares** **3,425,000 Employee Options**

Biographies of Directors

James Askew — Chairman

B.E.(Mining), M.Eng.Sci, FAusIMM, MCIMM, MSME (AIME)

Mr. Askew has been a Director of Sino Gold since 2002 and was elected Chairman of Sino Gold in November 2006.

Mr. Askew is a mining engineer with broad international experience as chief executive officer for a wide range of Australian and international publicly listed mining, mining finance and other mining-related companies. In a 25-year tenure as chief executive officer (of which 15 has been in the gold sector), he has been instrumental in founding and growing several companies and overseeing subsequent mergers and acquisitions.

Mr. Askew's most recent full-time roles have been as president and chief executive officer of North American-listed Golden Star Resources Inc. (1999) and Rayrock Resources (1998–1999), which merged with Glamis Gold in 1999 and president and managing director of Golden Shamrock Mines Ltd (1986–1996), which merged with Ashanti Goldfields in 1996.

Mr. Askew is currently a non-executive director of Ausdrill Ltd (a company listed on the ASX) and Golden Star Resources Inc. and the non-executive chairman of Asian Mineral Resources and Oceana Gold Limited (a company listed on the ASX).

Mr. Askew is a member of the Nomination and Remuneration Committee and the Risk Management Committee.

In addition to the companies referred to above, Mr. Askew has been a director of the following listed companies during the past 4 years: Climax Mining Limited (a company formerly listed on the ASX), Yamana Gold Inc (until March 2006) (a company listed on the New York Stock Exchange and on the Toronto Stock Exchange) and AGD Mining Limited (until August 2003) (a company formerly listed on the ASX).

Jake Klein, President and Chief Executive Officer

B.Com. (Hons), ACA

Mr. Klein has been involved in the mining industry in the PRC since 1995. He was appointed President and Chief Executive Officer of Sino Gold at the time of its formation in June 2000. In this time he has overseen the development of Sino Gold from a single project company into one that holds interests in a number of projects in the PRC, including the Jinfeng Project.

He has over 15 years experience in senior finance and managerial positions in both South Africa and Australia. Prior to emigrating to Australia he worked for PricewaterhouseCoopers in South Africa. He joined Macquarie Bank in 1991 and in 1995, as an associate director at Macquarie, he participated in the formation of Asia Resource Capital Limited, a joint venture between Macquarie Bank and China National Non- Ferrous Metals Industry Corporation. From 1996 to June 2000 he worked for Sino Mining International Limited. During this time he served as a member of Sino Mining International Limited's executive committee and was its executive vice president for the period 1999 to June 2000. Mr. Klein is a non- executive director of Lynas Corporation Ltd (a company listed on the ASX).

Hanjing Xu

Mr. Xu has been involved in the non-ferrous metal industry for more than 17 years and has extensive experience in trading, commercial negotiations and management.

He co-founded Sino Mining International Limited while president of China National Import & Export Company ('CNIEC"). Prior to his three-year presidency of CNIEC, he was a vice president from 1994 to 1996 and its Australian representative from 1989 to 1994. From 1984 to 1989 he was with the Foreign Affairs Bureau of China National Non-Ferrous Metal Industry Corporation.

His understanding of the impact of the economic changes taking place in the PRC, and his communication and negotiating skills, have been instrumental in achieving agreements which work for both Chinese owners and Western investors and developers; as well as in orienting Chinese staff and managers towards the requirements of the market economy.

Mr. Xu heads up Sino Gold's Business Development unit, which has been instrumental in securing all of Sino Gold's CJV agreements and positioning Sino Gold for the acquisition of new projects.

Peter William Cassidy

BSc (Eng), Ph.D., ARSM, DIC, FIMM, FAusIMM, FAICD

Dr. Cassidy has been a Director of Sino Gold since December 2002 and was Chairman of Sino Gold from November 2005 until November 2006.

He has over 35 years experience in the mining industry in South East Asia, Australia and the US.

He is also a non-executive director of Zinifex Limited, Oxiana Limited, Energy Developments Limited and Lihir Gold Limited (each of which is a company listed on the ASX). Dr. Cassidy is chairman of Sino Gold's Risk Management Committee and a member of the Nomination and Remuneration Committee.

Dr. Cassidy's most recent executive role was as chief executive officer of Goldfields Limited from 1995-2002. Following the merger of Goldfields and Delta Gold Limited to form AurionGold Limited in 2002, he stepped down as chief executive officer and following completion of its acquisition by Placer Dome he resigned as a director of AurionGold Limited.

Dr. Cassidy's previous major board positions include Goldfields Kalgoorlie Limited (previously Pancontinental Mining Limited) from 1995 to 1999 and RGC Limited from 1990 to 1995.

Brian Davidson

LLB, FAICD

Mr. Davidson was a senior partner of Deacons, a major Australian law firm, with over 35 years experience in corporate and commercial law, particularly in the natural resources industry. During this time, his work included acting for many companies involved in public market takeovers and advising on numerous capital raisings and project financing transactions. Mr. Davidson commenced work with Deacons (previously known as Sly & Russell) in July 1964. Mr. Davidson became a partner on January 1, 1967, and he retired as a partner on June 30, 2004.

Over the last 30 years, Mr. Davidson has served on the board of directors of numerous publicly listed companies, including five as chairman. Most of these companies were involved in the natural resources industries, including gold mining. He is currently a director of the Pain Management Research Institute Ltd, Royal North Shore Hospital, Sydney and numerous privately owned companies. Mr. Davidson is chairman of the Audit Committee and the Nomination and Remuneration Committee and a member of the Risk Management Committee. In the past 3 years, Mr. Davidson has also been a director of the following companies listed on the ASX: Lynas Corporation Limited (until November 2004), Southern Pacific Petroleum NL (until April 2006) and Central Pacific Minerals NL (until February 2005).

James Dowsley

BSc (Mining Engineering)

Mr Dowsley, aged 49, is a mining engineer with over 25 years in the gold industry. He has extensive experience in operational management of gold mines in South Africa, as well exposure to platinum, coal and base metal operations.

Over the last 15 years Mr Dowsley has been involved in the evaluation of gold mining opportunities. He is currently head of new business for Gold Fields Limited, a position he has held since 1998.

Peter Housden

B.Comm (Hons), FCPA, CFTP, FAICD

Mr. Housden has over 35 years experience in the accounting/finance/commercial fields crossing a number of industries, including manufacturing, resources, chemicals and professional services. During his 14 years as an executive in the resources sector, he was involved with petroleum, gold, coal, base metals, tin and mineral sands.

Mr. Housden's experience is wider than accounting and finance. He has led strategy reviews, managed business units and had responsibility for human resources and information technology. In addition, he has a continuing interest in corporate reporting and governance through membership of the Australian Institute of Company Directors' ("AICD") Reporting Committee.

Mr. Housden is currently the Chief Financial Officer of Hubb Financial Group Pty Ltd., a member of the Audit Committee for the NSW Department of Housing and Chairman of Speeed Surf Pty Ltd. In addition, during the past 3 years, Mr. Housden has been a director of the following companies listed on the ASX: KAZ Group Limited (formerly listed on the ASX) and DataDot Technology Limited.

Mr. Housden joined the Sino Gold Board in June 2006 and is a member of the Audit Committee. Mr. Housden is the independent non-executive Director of Sino Gold with appropriate professional qualifications or accounting or related financial management expertise pursuant to Rule 3.10 of the Listing Rules.

Jianguo Zhong

Mr. Zhong has a teaching and professional background in accounting and finance, with detailed knowledge of the Chinese sector, coupled with extensive international experience.

He has been involved with the Chinese accounting and finance sectors for more than 22 years and has held a number of senior management positions with China Minmetals Corporation and its subsidiaries during the past 16 years. Since March 2004, Mr. Zhong has been vice-president and chief financial officer of Sino Mining International Limited, a wholly-owned subsidiary of China Minmetals Corporation and a significant Sino Gold Shareholder. Sino Mining International Limited's main business is alumina and nickel concentrate trading between Australia and the PRC.

Mr. Zhong joined the Sino Gold Board in March 2004 and is a member of the Audit Committee.

Biographies of Officers

Colin (Cobb) Johnstone — Chief Operating Officer

B. Eng.

Mr. Johnstone is a mining engineer with over 25 years experience in the gold and metalliferous mining industry, covering both underground and open-pit operations. He has significant international experience, including Canada, Argentina and Australia.

Prior to joining Sino Gold as chief operating officer in early 2006, Mr. Johnstone was the general manager for Kalgoorlie Consolidated Gold Mines, the operator of the super pit in Kalgoorlie-Boulder, the largest gold mine in Australia.

Mr. Johnstone's industry experience includes the following: North Limited — Engineer and Superintendent (1981 to 1988); Denehurst Limited — Manager: Underground Mining (1988 to 1991); Vince Gauci Mining Consultants/Pancontinental Mining Limited — General Manager, Operations — Base Metals (1991 to 1996); Rio Tinto/North Limited — Senior Vice President and Chief Operating Officer, IOC, Joint Venture General Manager — Alumbrera; North Parkes — General Manager (1996 to 2001); Western Mining Corporation — General Manager Operations — Olympic Dam (2001 to 2004); Kalgoorlie Consolidated Gold Mines — General Manager (June 2004–March 2006); Sino Gold Mining Limited — Chief Operating Officer (2006 to present).

Wayne Rossiter — Chief Financial Officer

BE Hons (Min), ACA, MappFin, MAusIMM

Mr Rossiter has been involved in the resources and energy industries for nearly 20 years. He is an honours graduate in Mining Engineering from the University of New South Wales, holds a Masters in Applied Finance from Macquarie University and is a member of the Institute of Chartered Accountants in Australia.

Mr Rossiter joined Sino Gold as Chief Financial Officer in 2007 prior to which he held senior finance and management roles in a number of publicly listed companies including Bolnisi Gold NL (GM Finance 2005-2006), Roc Oil Company Limited (Financial Controller 2003-2004), Novus Petroleum Limited (Finance Manager 2002-2003) and William Resources Inc. (Financial Controller 1996-2002). These companies have operated in varied international jurisdictions including China, Mexico, Georgia, Great Britain, Canada and the USA. Before this he served as an auditor in the mining division of Coopers and Lybrand, Chartered Accountants (1992-1996).

Ivo Polovineo —Company Secretary in Australia

PNA

Mr. Polovineo blends the experience of six years with a "Big Four" accounting firm with 25 years in corporate accounting, finance and company secretarial work for a diverse range of companies. He has spent the past 15 years in senior management roles in the resources sector including 10 years as financial controller and company secretary of a number of public listed companies.

Mr. Polovineo joined Sino Mining International Limited in 1997 and was the general manager finance and company secretary of that company prior to the formation of Sino Gold in June 2000.

Mr. Polovineo's relevant experience includes the following: Golden Valley Mines NL (now known as GVM Metals Limited and listed on the ASX) and CPC Petroleum Corporation NL (a company formerly listed on the ASX) — Financial Controller (1985-1997), Sino Mining International Limited — General Manager Finance and Company Secretary (1997 to 2000), Sino Gold Mining Limited — Chief Financial Officer (2000 to 2007).

Jane Chan Yuen Bik — Company Secretary in Hong Kong

BA (Hons), FCIS, FCS (PE)

Ms. Chan has almost 20 years experience in the corporate secretarial field. She started her career at the international accounting firm formerly known as Price Waterhouse, then later joined BNP International Financial Services (Hong Kong) Limited and is currently a managing director of HLB BMS Corporate Services Limited. Ms Chan holds a Honours Degree in Accountancy and a Certificate in Commercial Law & Regulations in the PRC. She is a Fellow of the Institute of Chartered Secretaries and Administrators in United Kingdom and a Fellow of the Hong Kong Institute of Chartered Secretaries. She is also a holder of Practitioner's Endorsement granted by the Hong Kong Institute of Chartered Secretaries. Ms. Chan has extensive experience in corporate governance, company management and administration, group restructuring exercises, winding up and insolvency practices.

Corporate Cease Trade Orders and Bankruptcies

To Sino Gold's knowledge, other than as set out below, none of the directors or officers of Sino Gold or a shareholder holding sufficient securities of Sino Gold who could materially affect the control of Sino Gold, is, or has been within the ten years before the date hereof, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such company access to any statutory exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company:

Mr. Brian Davidson was appointed a director of Southern Pacific Petroleum NL ("SPP") and Central Pacific Minerals NL ("CPM") on October 3, 2000. SPP and CPM were public companies incorporated in Australia whose shares were listed on the ASX. SPP and CPM were engaged in the development of a shale oil processing operation in Queensland, Australia. In December 2003, the creditor of SPP and CPM under a secured note facility appointed Scott Angus Blackwood and David John Winterbottom as joint receivers and managers. The receivers and managers then sold the assets of the companies, leaving insufficient assets to satisfy the unsecured creditors. Accordingly, both companies then went into insolvency administration. Mr. Davidson retired as a director of CPM on February 7, 2005, and SPP on April 5, 2006. No claim has been made against Mr. Davidson arising from his position as a director of SPP or CPM.

Penalties and Sanctions

To Sino Gold's knowledge, none of the directors or officers of Sino Gold or a shareholder holding sufficient securities of Sino Gold who could materially affect the control of Sino Gold, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To Sino Gold's knowledge, none of the directors or officers of Sino Gold or a shareholder holding sufficient securities of Sino Gold to affect materially the control of Sino Gold, or a personal holding company of any such persons has, within the ten years before the date hereof been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

Sino Gold's directors and officers are required by law to act honestly and in good faith with a view to the best interests of Sino Gold. Subject to any limitations in Sino Gold's constating documents, no agreement or transaction would be void or voidable only because it was made between Sino Gold and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of Sino Gold, in relation to a proposed agreement or transaction between Sino Gold and one or more of its directors, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction at a meeting where the interested director(s) are not present and do not vote. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders. In appropriate cases, Sino Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of Sino Gold's knowledge, there are no known existing potential conflicts of interest among Sino Gold, its directors, officers or other members of management of Sino Gold as a result of their outside business interests as at the date hereof. However, certain of the directors, and officers and other members of management serve as directors, officers, and members of management of other public resource companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Sino Gold.

James Dowsley is a non-executive director of Sino Gold and is also head of new business development for Gold Fields Limited, a substantial shareholder of Sino Gold and ultimate owner of BIOX® technology used by Sino Gold at the Jinfeng Gold Mine.

The directors and officers of Sino Gold have been advised of their obligations to act at all times in good faith in the interest of Sino Gold and to disclose any conflicts to Sino Gold if and when they arise. Sino Gold Shareholders must appreciate that they will be required to rely on the judgment and good faith of these persons in resolving any such conflicts of interest that may arise.

Committees of the Sino Gold Board

The Sino Gold Board has established the committees set forth below.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee of the Sino Gold Board is responsible for determining and reviewing compensation arrangements for the Directors, the chief executive officer and the senior management and for making recommendations to the Sino Gold Board regarding candidates to fill vacancies on the Sino Gold Board. The Nomination and Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

To assist in achieving these objectives, the Nomination and Remuneration Committee considers the nature and amount of executive Directors' and senior executives' emoluments to Sino Gold's financial and operational performance. All senior executives have the opportunity to qualify for participation in the EOP, which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

The Nomination and Remuneration Committee consists of Brian Davidson, James Askew and Peter Cassidy.

Audit Committee

The Sino Gold Board has established an Audit Committee, which operates under a charter approved by the Sino Gold Board. It is the Sino Gold Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Sino Gold Board has delegated the responsibility for the initial establishment and the maintenance of a framework of internal controls and ethical standards for the management of Sino Gold to the Audit Committee.

The committee also provides the Sino Gold Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The Audit Committee consists of Brian Davidson, Jianguo Zhong and Peter Housden.

Risk Management Committee

The Risk Management Committee is responsible for ensuring that risks are identified on a timely basis and that Sino Gold's objectives and activities are aligned with the risks and opportunities identified by the Sino Gold Board.

Areas of risk that are considered by the Risk Management Committee include safety, the environment, the community in which Sino Gold operates and minimisation of business risk.

The Risk Management Committee consists of Peter Cassidy, Brian Davidson and James Askew.

Executive Compensation

The following tables and notes thereto summarize, on an annualized basis, the compensation for the financial year ended December 31, 2006, paid to the Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers serving as at the year ended December 31, 2006 (the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Financial Year	Annual Compensation			Long-Term Compensation			All Other Compensation (3)
					Awards		Payouts	
		Salary (A$)	Bonus (A$)	Other[1] (A$)	Securities Under Options/SARs Granted[2] (#)	Shares or Units Subject to Resale Restrictions (A$)	Long Term Incentive Plan Payouts (A$)	(A$)
J Klein President and CEO	2006	527,969	150,000	47,031	500,000	-	-	80,000
H Xu Head of Business Development	2006	345,559	125,000	24,440	300,000	-	-	29,000
P Uttley Chief Geologist	2006	221,101	125,000	43,899	300,000	-	-	-
Colin (Cobb) Johnstone Chief Operating Officer	2006	254,587	60,000	22,913	450,000	-	-	-
I Polovineo CFO and Secretary (Australia)	2006	206,304	50,000	43,696	125,000	-	-	2,975

Notes:

[1] Superannuation

[2] Employee Options

[3] Interest benefits under ESIS loans

Option Grants During the Most Recently Completed Financial Year (Year ending December 31, 2006)

Named Executive Officer	Options to Acquire Shares	Per cent of Total Options Granted to Employees in Financial Year	Exercise Price (A$/Share)	Market Value of Shares Underlying Options on the Date of Grant (A$/Share)	Expiry Date (dd/mm/yy)
J Klein	500,000	19%	3.29	3.50	31/12/10
H Xu	300,000	11%	3.29	3.50	31/12/10
P Uttley	300,000	11%	6.50	7.30	31/12/10
C Johnstone	150,000 300,000	17%	3.81 6.50	3.66 7.30	06/03/11 31/12/10
I Polovineo	125,000	5%	6.50	7.30	31/12/10

Notes:

[1] A total of 800,000 Director Options were granted in the December 31, 2006 financial year.

[2] A total of 1,855,000 Employee Options were granted in the December 31, 2006 financial year, consisting of 150,000 options with an exercise price of A$3.81 and expiry date of 06/03/11; 40,000 options with an exercise price of A$4.88 and expiry date of 03/06/11; and 1,665,000 options with an exercise price of A$6.50 and expiry date of 31/12/10.

Aggregated Option Exercises During the Most Recently Completed Financial Year (Year ending December 31, 2006)

Named Executive Officer	Shares Acquired on Exercise	Aggregate Value Realized (A$)	Unexercised Options at FY-End Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (A$) Exercisable/Unexercisable
J Klein	-	-	400,000/650,000	2,351,000/2,800,000
H Xu	200,000	550,000	75,000/400,000	345,750/1,733,000
P Uttley	-	-	0/620,000	786,000/947,500
C Johnstone	-	-	0/450,000	0/763,500
I Polovineo	75,000	191,250	25,000/295,000	115,250/807,500

Notes:

[1] Values have been calculated according to the closing share price of Sino Gold for the financial year ended December 31, 2006 of A$7.30.

Report on Executive Compensation

Composition and Role of the Nomination and Remuneration Committee

The Nomination and Remuneration Committee of the Sino Gold Board is responsible for determining and reviewing compensation arrangements for the Directors, the chief executive officer and the senior management and for making recommendations to the Sino Gold Board regarding candidates to fill vacancies on the Sino Gold Board. The Nomination and Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

To assist in achieving these objectives, the Nomination and Remuneration Committee considers the nature and amount of executive Directors' and senior executives' emoluments to Sino Gold's financial and operational performance. All senior executives have the opportunity to qualify for participation in the EOP, which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

Sino Gold's remuneration structure maintains its validity by conducting annual reviews taking into account individual performance, the economic environment, the unique requirement for certain employees to travel to and spend time in the PRC, particularly at mine sites, and relevant job and industry comparisons. Sino Gold values the contribution of both individuals and teams in achieving the goals and objectives of the business.

The Nomination and Remuneration Committee consists of Brian Davidson, James Askew and Peter Cassidy.

Compensation Philosophy and Objectives

Sino Gold's remuneration policy is designed to attract, retain and motivate highly talented individuals to ensure the capability of its workforce to deliver the business strategy and to maximize shareholder wealth creation.

The key principles of the remuneration policy are to:

- set competitive rewards to attract, retain and motivate highly skilled people;
- implement challenging key performance indicators including financial and non-financial measure of performance through its Performance Management Program;
- establish short and long-term incentive programs across the organisation;
- ensure remuneration planning continues to be integrated within Sino Gold's business planning process; and
- ensure total reward levels and performance targets will be set at appropriate levels to reflect the competitive market in which Sino Gold operates; the prevailing economic environment and the relative performance of comparative companies.

Components of Executive Compensation

Base salary. Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual's expertise and performance in fulfilling his role and responsibilities and remain externally competitive.

Annual Cash Bonus. The key principles of the short term annual cash bonus policy are:

- an individual bonus is earned and not a right;
- a bonus is determined according to pre-set targets, but ultimately is discretionary and distribution is related to outstanding achievement;
- a bonus is determined according to performance of the individual, team and Sino Gold;
- general labour market conditions for the position are considered; and
- frequency, timing and quantum of any incentive program including an annual cash bonus, are approved by the chief executive officer and the Sino Gold Board in respect of senior executives and executive Directors.

Long Term Performance Based Share Options. Senior staff of Sino Gold are offered participation in Sino Gold's approved EOP. The Sino Gold Board will determine the conditions on which options are issued under the EOP. The options are issued at an exercise price being the higher of (i) A$0.20; or (ii) the weighted average sale price of the Sino Gold Shares on the ASX over the five trading days immediately prior to the date of issue of the options.

Stock Options. The board remuneration committee determines, at its sole discretion, the number of options to be granted under the EOP.

Restricted Share Units. There is no scheme to provide restricted share units to Directors or employees of Sino Gold.

Executive Retirement Plan. There is no scheme to provide retirement benefits, other than statutory superannuation, to any of the Directors or other employees of Sino Gold. Superannuation contributions by Sino Gold of up to 9% of Australian employees' wages and salaries are legally enforceable in Australia.

Other Benefits and Perquisites. ESIS loans were historically provided to employees to acquire Sino Gold Shares pursuant to the ESIS. No interest is paid on the loans. Each loan is for 10 years and the outstanding balance of the loan to each director or non-director is payable within three months of a transfer of the Sino Gold Shares issued under the ESIS or the date the director or non-director ceases to be an employee of Sino Gold. The loan is secured over the Sino Gold Shares. If an employee does not repay the loan, the Sino Gold Shares will revert back to Sino Gold. The ESIS Sino Gold Shares rank equally with ordinary Sino Gold Shares in respect of dividend entitlements with half of all cash dividends declared by Sino Gold being credited towards repaying the loans. On August 28, 2002 the Directors resolved that no further Sino Gold Shares would be issued under the ESIS and accordingly no ESIS Loans have been provided since this date.

Compensation of the CEO

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of Sino Gold, namely, annual salary and bonus, and long-term performance based share options. Jacob Klein has served as President and Chief Executive Officer since Sino Gold was incorporated.

Employment Contracts

Sino Gold entered into an agreement dated September 30, 2002 with Jacob Klein for the provision of his services as the president and chief executive officer of Sino Gold. The agreement is for a five-year period from December 3, 2002, which is the date of the Sino Gold's listing on ASX.

Sino Gold entered into an agreement dated September 30, 2002 with Hanjing Xu for the provision of his services as executive director. The agreement is for a five-year period from December 3, 2002, which is the date of the listing of Sino Gold on ASX.

Sino Gold entered into an agreement dated January 1, 2004 with Ivo Polovineo for the provision of his services. The term of the employment agreement is on a rolling 12 month period basis. Sino Gold has entered into employment agreements with Mr. Rossiter, Mr. Uttley and Mr. Johnstone on Sino Gold's standard terms.

Compensation of Directors

As at the date of this Circular, subject to the ASX Listing Rules, the directors (other than a "Managing Director" or an executive director whether by employment or consultancy) may be paid as remuneration for their services, an aggregate maximum sum of A$650,000 per annum unless otherwise determined from time to time by Sino Gold in general meeting. The maximum amount of A$650,000 was approved by a resolution of the shareholders of Sino Gold on May 30, 2006.

Subject to the Corporations Act and to the provisions of any contract between Sino Gold and a managing director or executive officer, the remuneration of the managing director or of an executive director may from time to time be fixed by the directors and may be by way of salary or commission or participation in profits or by all these modes but may not be by a commission on or a percentage of operating revenue. This remuneration may be in addition to any remuneration which the managing director may receive as a Director of Sino Gold.

For the years ended December 31, 2004, 2005 and 2006, the total remuneration paid to Directors was A$2,064,000, A$2,461,000 and A$2,334,000, respectively. The following table provides details of the various components of total remuneration paid to the Directors:

	Year ended December 31		
	2004	2005	2006
	A$'000s	A$'000s	A$'000s
Fees	268	324	289
Other emoluments:			
Salaries, allowances and benefits in kind	1,272	1,265	983
Performance related bonuses	80	135	275
Retirement benefits	-	360	-
Employee share option benefits	314	285	535
Pension scheme contributions	130	101	152
	2,064	2,461	2,334

There is no scheme to provide retirement benefits, other than statutory superannuation, to any of the Directors or other employees of Sino Gold. Superannuation contributions by Sino Gold of up to 9% of Australian employees' wages and salaries are legally enforceable in Australia.

Former chairman and Director, Nicholas Curtis, who was with Sino Gold and its predecessor since 1996, and who retired from the Sino Gold Board in 2005, was paid a termination benefit of A$360,000 in the year ended December 31, 2005. There are no on-going benefits payable to Mr. Curtis. Except as disclosed in this paragraph, there were no amounts paid or receivable by the Directors as an inducement to join or upon joining Sino Gold or for the loss of office as a Director and there were no arrangements under which a Director has waived or agreed to waive any emoluments.

Indebtedness of Directors and Executive Officers

None of the Directors or senior officers of Sino Gold, or associates or affiliates of the foregoing persons are indebted to Sino Gold or have been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Sino Gold other than as a result of ESIS Loans.

ESIS Loans were extended to, and are still outstanding from, Jake Klein, Hanjing Xu and Ivo Polovineo. The ESIS Loans were provided to employees for the purpose of purchasing Sino Gold Shares pursuant to the ESIS. No interest is paid on the loans. Each loan is for 10 years and the outstanding balance of the loan to each director or non-director is payable within three months of a transfer of the Sino Gold Shares issued under the ESIS or the date the director or non-director ceases to be an employee of Sino Gold. The loan is secured over the Sino Gold Shares. If an employee does not repay the loan, the Sino Gold Shares will revert back to Sino Gold. The ESIS Sino Gold Shares rank equally with ordinary Sino Gold Shares in respect of dividend entitlements with half of all cash dividends declared by Sino Gold being credited towards repaying the loans. On August 28, 2002 the Directors resolved that no further Sino Gold Shares would be issued under the ESIS and accordingly no ESIS Loans have been provided since this date.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Year ended December 31, 2006 (A$)	Amount Outstanding as at date of this Circular (A$)	Financially Assisted Securities Purchased During Year ended December 31, 2006	Security for Indebtedness
J Klein, CEO	Lender	1,148,897	758,232	Nil	1,650,000 Sino Gold Shares
H Xu, Executive Director	Lender	413,603	275,723	Nil	600,000 Sino Gold Shares
I Polovineo, Company Secretary	Lender	25,046	25,046	Nil	50,000 Sino Gold Shares
Totals		**1,587,546**	**1,059,001**		

Risk Factors

There are certain risks inherent in an investment in Sino Gold Shares and in the activities of Sino Gold which Sino Gold Shareholders should carefully consider.

Risks Related to the Business and Operations of Sino Gold

If Sino Gold is not profitable in the future, the value of the Sino Gold Shares could fall

Sino Gold's ability to operate profitably depends upon a number of factors, some of which are beyond Sino Gold's direct control. These factors include Sino Gold's ability to develop its mining projects and commercialise gold reserves, Sino Gold's ability to control its costs, the demand and price for gold and general economic conditions. If Sino Gold is unable to generate profits in the future, the market price of the Sino Gold Shares could fall.

Sino Gold has made losses in each financial year since the financial year ending December 31, 2004.

Sino Gold's ore reserves and mineral resources are estimates based on a number of assumptions, any adverse changes in which could require Sino Gold to lower its ore reserves and mineral resources. Sino Gold's mining operations may yield less gold under actual production conditions than indicated by Sino Gold's ore reserve and mineral resources, which are estimates based on a number of assumptions. Ore reserves and mineral resources are estimates, prepared in accordance with the JORC Code, and are based on assumptions, knowledge, experience and industry practice. No assurance can be given that any particular level of recovery of gold from ore reserves or mineral resources will in fact be realised or that an identified mineral resource will ever qualify as a commercially mineable (or viable) orebody which can be legally and economically exploited. Estimates which were valid when made may change significantly when new information becomes available.

Mineral resource and ore reserve estimates are imprecise and depend to some extent on interpretations which may ultimately prove to be inaccurate. Should Sino Gold encounter mineralisation different from that predicted by past drilling, sampling and similar examination, mineral resource and/or ore reserve estimates may have to be adjusted downward. This downward adjustment could materially affect Sino Gold's development and mining plans, which could materially and adversely affect Sino Gold's business and results of operations.

The grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of orebodies or the processing of new or different grades, may also materially and adversely affect Sino Gold's business and results of operations. There can be no assurance that gold recovered in laboratory tests will be duplicated under on-site conditions or in production-scale operations. Material changes in ore reserves resulting from unexpected changes to the gold price, grades, production costs, stripping ratios and recovery rates may affect their economic viability. Ore reserves are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The economic viability of ore reserves and mineral resources may also be affected by such factors as permit regulations and requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Sino Gold may not meet key production and other cost estimates.

A decrease in the amount of and a change in the timing of the gold production outlook for Sino Gold will directly impact the amount and timing of Sino Gold's cash flow from operations. The actual impact of such a decrease on Sino Gold's cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels and may require additional borrowings to fund capital expenditures, including capital for Sino Gold's development projects, in the future.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Sino Gold's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, Sino Gold's current estimates. If actual results are less favorable than Sino Gold currently estimates, the company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Group will depend on the Jinfeng Gold Mine, and Sino Gold's interest in the Jinfeng CJV, for substantially all of its revenues and cash flows from operating activities in the near term

While Sino Gold intends to continue investing in additional mining and exploration projects in the future, the Jinfeng Gold Mine, which is owned by the Jinfeng CJV, a CJV in which Sino Gold owns an 82% interest, is likely to be Sino Gold's only producing mining project in fiscal year 2007. Sino Gold expects that this mine will provide substantially all of Sino Gold's operating revenue and cash flows for at least the next two years and possibly beyond that period. Consequently, a delay or difficulty encountered in the progress or development of the Jinfeng Gold Mine could materially and adversely affect Sino Gold's financial condition and financial sustainability.

In addition, Sino Gold's business and results of operation could be materially and adversely affected by any events which cause the Jinfeng Gold Mine to operate at less than optimal capacity, including among other things, equipment failure or shortages, adverse weather (particularly flooding), serious environmental and safety issues, any permitting or licensing delays; any inability of Sino Gold to generate sales of gold dore; any failure of the mine to produce expected amounts of gold; and any disputes that may arise between Sino Gold and the Jinfeng CJV partner, Lannigou, with respect to the management of the Jinfeng CJV.

The Jinfeng Gold Mine is in commissioning stage, is expected to involve a significant amount of higher risk underground mining operations, and is yet to demonstrate whether it is capable of operating at the targeted level of economic production

The Jinfeng Gold Mine has been designed and constructed with the intention that it will be capable of achieving commercial gold production on economically viable terms but is yet to demonstrate such capability. As the Jinfeng Gold Mine is presently in the commissioning stage, there is a risk that the targeted level of commercial gold dore production may be delayed or never realised, or realised only with Sino Gold undertaking significant further capital expenditure.

A significant portion of the Jinfeng ore reserves are expected to be extracted by underground mining methods. The underground mine is in its early development stage. There is a risk that commercial gold dore production from such development may be delayed or never realised at targeted levels. Underground mining operations are generally considered to be higher risk than open-pit operations and the success of the proposed underground mining operation is yet to be proven. There can be no guarantees that the actual performance from the underground mine will not be impacted by circumstances that are unable to be foreseen or quantified until underground mining operations commence.

Sino Gold could encounter difficulty meeting its capital expenditure requirements in the future

The exploration for and mining of mineral deposits requires substantial capital investment. The development and expansion plans of Sino Gold may also result in increases in capital expenditures and commitments. Sino Gold may require additional funding to develop Sino Gold's mining projects and expand the business. Sino Gold may be required to seek funding from third parties if internally generated cash resources and available bank facilities are insufficient to finance these activities. In the event that Sino Gold were unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected.

The Group's indebtedness and the conditions imposed on Sino Gold by Sino Gold's financing agreements could materially and adversely affect Sino Gold's business and results of operations

As of June 30, 2007, Sino Gold had total bank borrowings of A$48.9 million and Convertible Notes of US$35 million. Sino Gold may incur additional indebtedness in the future. Sino Gold's indebtedness could have several important consequences, including but not limited to the following:

- a portion of Sino Gold's cash flow will be used towards repayment of its existing debt, which will reduce the availability of cash to fund working capital needs, capital expenditures, acquisitions and other general corporate requirements;
- Sino Gold's ability to obtain additional financing in the future at all or on reasonable terms may be restricted;
- fluctuations in market interest rates may affect the cost of Sino Gold's borrowings, as some of its loans are at variable interest rates; and
- Sino Gold may be more vulnerable to economic downturns, may be limited in its ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.

Entities in Sino Gold have provided securities to its lenders in respect of financing arrangements for the Jinfeng Gold Mine. These include security over all of Sino Gold's interest in subsidiaries associated with the Jinfeng Gold Mine as well as security over the assets of Sino Gold associated with the Jinfeng Gold Mine. Sino Gold's financing agreements also include various conditions and covenants that require Sino Gold to obtain lender consents prior to carrying out certain activities and entering into certain transactions. In some cases, entities in Sino Gold must, among other requirements, seek, and may be unable to obtain, lenders' consents to amend constitutions of Sino Gold companies; or incur additional debt, create additional charges on or further encumber assets, provide additional guarantees or dispose of certain assets, except where such debt, charges, encumbrances, guarantees or disposals are of a type specifically permitted, whether or not there is any failure by Sino Gold to comply with the other terms of such agreements. Failure to meet these conditions or obtain these consents could materially and adversely affect Sino Gold's business and results of operations.

Compliance with the various terms of Sino Gold's loans is, however, subject to interpretation and there can be no assurance that Sino Gold has requested or received all consents from its lenders that would be advisable under its financing documents. As a result, it is possible that a lender could assert that Sino Gold has not complied with all the terms under its financing documents. Any failure to service Sino Gold's indebtedness, comply with a requirement to obtain a consent or perform any condition or covenant could lead to a termination of one or more of Sino Gold's credit facilities, acceleration of amounts due under such facilities and cross-defaults under certain of Sino Gold's other financing agreements, any of which could materially and adversely affect Sino Gold's business and results of operations.

Fluctuations in the market price for gold could materially and adversely affect the Sino Gold Share Price and Sino Gold's business and results of operations

Substantially all of Sino Gold's revenues and cash flows are and will continue to be derived from the sale of gold dore. Therefore, the financial performance of Sino Gold is exposed to gold price fluctuations. Historically, the market price for gold has fluctuated widely and has experienced periods of significant decline. The gold price in the PRC is highly influenced by the international gold price, which is denominated in US$. Gold prices may be influenced by numerous factors and events which are beyond the control of Sino Gold. These factors and events include world demand, forward selling activities, gold reserve movements at central banks, costs of production by other gold producers and other macro-economic factors such as expectations regarding inflation, interest rates, currency exchange rates (especially the strength of the US$), as well as general global economic conditions and political trends. If gold prices should fall below or remain below Sino Gold's cost of production for any sustained period due to these and other factors and events, the Sino Gold Share price and Sino Gold's business and results of operations could be materially and adversely affected.

Fluctuations in exchange rates could materially and adversely affect Sino Gold's operating cash flows and profitability

Fluctuations in the US$ relative to RMB or in the US$ relative to the A$ could materially and adversely affect the cash flow and earnings of Sino Gold. The majority of Sino Gold's operating costs are denominated in RMB, and although Sino Gold's revenue is denominated in RMB, the RMB gold price effectively moves in line with the US$ gold price. Sino Gold's financial results are published in A$. Therefore, if the US$ weakens relative to the RMB, or if the US$ appreciates relative to the A$, Sino Gold's consolidated financial results could be materially and adversely affected.

Any increase in the price of production inputs, including labour, power, mine consumables or other inputs could materially and adversely affect Sino Gold's business and results of operations

Input costs can be affected by changes in factors including market conditions, government policies, exchange rates and inflation rates, which are unpredictable and outside the control of Sino Gold. In particular, the cost of power, fuel, explosives and other inputs constitutes a significant part of Sino Gold's operating expenses. Unanticipated increases in the price of these or other inputs could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold could incur losses or lose opportunities as a result of the derivative instruments Sino Gold holds

Sino Gold enters into certain hedging transactions as required pursuant to Sino Gold's Senior Loan Facility. Certain hedging transactions may eliminate or limit additional revenues that Sino Gold would otherwise receive from any future increases in the gold price or changes in exchange rates. In addition, Sino Gold's business and results of operations could be materially and adversely affected if for any reason its production of gold dore is unexpectedly interrupted and as a result it is unable to produce sufficient gold dore to cover any hedging transactions it has entered into. There is also a risk that the counterparty to any hedging transaction could default on its obligations.

Sino Gold does not anticipate putting in place any further gold hedging at this time, and does not hedge future interest rates or foreign exchange transactions.

As Sino Gold's mines become more mature, the production volumes could decrease and unit production costs could increase.

The mining process typically starts at surface level and progresses to deeper levels. Production efficiency typically decreases as mining depth increases, due to increased costs of ventilation, drainage and transportation. This may cause the unit production cost to increase. As production efficiency decreases, Sino Gold's business and results of operation could be materially and adversely affected.

Sino Gold's operations depend on an adequate and timely supply of water, electricity, chemicals and other critical supplies

Timely and cost effective execution of Sino Gold's mining projects is dependant on the adequate and timely supply of water, electricity, chemicals and other critical supplies. Sino Gold's mining projects will consume a substantial amount of water and electricity in the production process. At the Jinfeng Gold Mine, Sino Gold relies on the local rivers and water table for its water supply, and relies on the local power grids to supply the electricity to meet its requirements. Diesel generators have been installed at the Jinfeng site, however these generators are intended as a back-up device only, to be used to maintain vulnerable production components during times when the local power grids are unable to meet the Jinfeng Gold Mine's electricity demands. The generators cannot supply sufficient electricity to operate the full production process. Chemicals and supplies are transported to the operations by road and this supply can be interrupted during periods of bad weather.

There can be no assurance that Sino Gold will receive adequate supplies of water from local sources or electricity from the local power grids to meet its requirements. There is a risk that those in control of the local power grids will oversell the capacity of those power grids, and that resulting power shortfalls or outages at the Jinfeng Gold Mine could occur. If Sino Gold is unable to procure the requisite quantities of water or electricity in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity or water to any of Sino Gold's project sites including the Jinfeng Gold Mine, the performance of Sino Gold's business and results of operations could be materially and adversely affected, and in the worst case scenario, result in a shutdown of a project's operation.

Sino Gold relies substantially on third party contractors to conduct its operations

It has been Sino Gold's commercial practice over time, where possible, to sub-contract various mining, development and exploration services, including engineering, plant construction, earthmoving, grade control and drilling, on the basis of a competitive tender process. Although such services are supervised by Sino Gold's employees, such arrangements with contractors carry with them risks associated with the possibility that the contractors may (i) have economic or other interests or goals that are inconsistent with Sino Gold's, (ii) take actions contrary to Sino Gold's instructions or requests, or (iii) be unable or unwilling to fulfil their obligations. There can be no assurance that Sino Gold will not experience problems with respect to its contractors in the future. The occurrence of such problems could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold's mining operations face material risk of liability, delays and increased production costs from design defects, environmental and industrial accidents, and other factors

By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risk and hazards. The continuous success of Sino Gold's business is dependent on many factors such as:

- discovery and/or acquisition of new ore reserves;

- securing and maintaining title to tenements and obtaining necessary consent for exploration and mining;
- successful design and construction of mining and processing facilities;
- successful commissioning and operating of mining and processing facilities; and
- the performance of the technology incorporated into the processing facility, including the BIOX® technology and equipment around which the Jinfeng Gold Mine has been designed and constructed.

Sino Gold's projects are subject to technical risk in that they may not perform as designed. Increased development costs, lower output or higher operating costs may all combine to make a project less profitable than that expected at the time of the development decision. This would have a negative impact on Sino Gold's expected cashflow. No assurance can be given that Sino Gold would be adequately compensated by third party project design, construction and supply companies in the event or equipment failure or that a project did not meet its expected design specifications.

The business may also be disrupted by a variety of risks and hazards that are beyond the control of Sino Gold, including environmental hazards, industrial accidents, technical or mechanical failures, processing deficiencies, labour disputes, unusual or unexpected geological occurrences, severe seismic activity, flooding, dam overflows, cave-ins, the discharge of toxic chemicals, fire, explosions, and other delays. Accidents, technical difficulties, mechanical failure or plant breakdown encountered in the exploration, project development, mining and processing activities could result in disruptions to Sino Gold's operations, increases in its operating costs or personal injuries. Environmental events such as changes in the water table (man-made or naturally occurring) or landslides could materially and adversely affect the underground and open-pit mining of Sino Gold. The occurrence of any of these risks and hazards could result in damage to or destruction of production facilities, personal injury, environmental damage, business interruption, delay in production, increased production costs, monetary losses and possible legal liability (including compensatory claims, fines and penalties) to Sino Gold, which could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold's operations are exposed to risks in relation to the mishandling of dangerous articles

Sino Gold's exploration, mining and gold production operations involve the handling and storage of explosive, toxic and other dangerous articles. More stringent laws, regulations and policies may be implemented by the relevant PRC authorities, and there can be no assurance that Sino Gold will be able to comply with any future laws, regulations and policies in relation to the handling of dangerous articles economically or at all. In addition, there can be no assurance that accidents arising from the mishandling of dangerous articles will not occur in the future. Should Sino Gold fail to comply with any relevant laws, regulations or policies or should any accident occur as a result of the mishandling of dangerous articles, Sino Gold's business and results of operations may be materially and adversely affected, and Sino Gold may be subject to penalties and/or civil and/or criminal liabilities.

Severe weather conditions could materially and adversely affect Sino Gold's business and results of operations

Severe weather conditions, such as heavy rainfall, may require Sino Gold to evacuate personnel or curtail operations and may result in damage to the project site, to a portion of Sino Gold's equipment or to Sino Gold's facilities, which could result in the temporary suspension of operations or generally reduce Sino Gold's productivity. During periods of curtailed activity due to adverse weather conditions, Sino Gold may continue to incur operating expenses while production has slowed down or stopped altogether. Any damages to Sino Gold's projects or delays in its operations caused by severe weather could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold owns its projects through CJV companies which are established pursuant to CJV agreements. Sino Gold's CJV partners have the right, subject to certain conditions, to trigger early termination of the CJV agreement

Pursuant to the provisions of the CJV Law, the CJV companies have been, or will be, established as legal persons with limited liability. The liability of a party to a CJV company has been, or will be, limited to the full amount of such party's equity interest in Sino Gold. A party shares, or will share, in the profits, and bears, or will bear, the losses and risks, of a CJV company in proportion to the percentage of its equity interest in the CJV company.

Under the terms of some of the CJV agreements, in the event of an increase in the registered capital of a CJV company, a party generally has a right to contribute proportionately. Under the terms of the balance of the CJV agreements: (i) Sino Gold is entitled to contribute disproportionately to an increase in the registered capital of a CJV company; (ii) Sino Gold is required (without a corresponding requirement on the CJV partner) to contribute to an increase in the registered capital of a CJV company; and/or (iii) if a party does not contribute to an increase in the registered capital of a CJV company, the other party may contribute and thus dilute the non-contributing party's interest.

Under the terms of some of the CJV agreements, Sino Gold: (i) has an option to acquire an additional interest (ranging from 7.5% and 15%) from a CJV partner; (ii) is required to provide financing to a CJV partner to assist the latter to make a capital contribution or to prepare for the establishment of the CJV company; (iii) is required to make a payment (ranging from RMB6 million to RMB15 million) to a CJV partner for the evaluation and transfer of its exploration right and mining right and the transfer of geological data.

A party to a CJV agreement is entitled to terminate the CJV agreement prior to its expiration by delivering written notice to the other party if: (i) the other party materially breaches the CJV agreement or the articles of association of the CJV company, and such breach is not cured (depending on the terms of the CJV agreement) within 90 or 180 days of written notice to such party; or (ii) the other party or the CJV company becomes bankrupt, or is the subject of proceedings for liquidation or dissolution, or ceases to carry on business, or becomes unable to pay its debts as they come due.

All of Sino Gold's mining and exploration rights are currently held by CJV companies. If Sino Gold is unable to come to an agreement with a CJV partner as to the exploitation of the areas with mining and mineral rights, the CJV company will be unable to exploit the same.

Unanimous consent of the board of a CJV company may be required to effect certain matters and Sino Gold may not be able to effect such matters despite its desire to do so

The board of directors of a CJV company (other than the Jinfeng CJV company) ordinarily consists, or will consist, of five directors, three of whom are, or will be, appointed by Sino Gold and two of whom are, or will be, appointed by the CJV partner. In the case of the Jinfeng CJV company, the board consists of nine directors, five of whom are appointed by Sino Gold and four of whom are appointed by the CJV partner. Sino Gold is required under the CJV Law and the CJV agreements to obtain the unanimous consent of the directors present at a meeting of the board on important decisions, which include: (i) amendment to the articles of association of the CJV company; (ii) increase or reduction of the registered capital of the CJV company; (iii) dissolution of the CJV company; (iv) mortgage of the assets of the CJV company; (v) merger or division of the CJV company or a change in its form of its organization; and (vi) adoption of any development program involving a capital expenditure over certain amount (ranging from US$5 million to US$10 million) other than any such program which is included in the feasibility study. To the extent unanimous consent cannot be obtained, there is a risk that the Sino Gold will not be able to effect these matters despite its desire to do so. In the event the parties are unable to resolve a dispute, the parties may be required to move the dispute to mediation or arbitration.

A CJV company is a joint venture company – it does not confer the same level of control as a wholly- owned subsidiary

Under all of the existing CJV agreements, Sino Gold is entitled to:

- appoint a majority of the directors of the CJV company; and
- appoint the general manager of the CJV company, who is responsible for the day-to-day operation and management of the CJV company and implementing resolutions of the board.

Therefore, Sino Gold controls the day-to-day management and operations of the CJV companies. However, this control is qualified by the following matters described elsewhere in this Schedule "B":

- under the CJV Law and the CJV agreements, certain decisions require the unanimous consent of the directors present at a meeting of the board (including the consent of directors appointed by the CJV partner);
- the CJV partner is entitled to terminate the CJV agreement in specified circumstances; and
- the CJV partner may breach its obligations to contribute to an increase in the registered capital of the CJV company, which may result in Sino Gold deciding to make an additional capital contribution to the CJV company in order to satisfy the capital requirements of the CJV company.

In addition, whether Sino Gold will control all of its future CJV companies will depend on commercial negotiations with future CJV partners. If, in the future, Sino Gold enters into a CJV agreement where Sino Gold is not entitled to:

- appoint a majority of the directors of the CJV company; or
- appoint the general manager of the CJV company,

then, Sino Gold may not be able to control the day-to-day management and operations of that CJV company.

Sino Gold's future growth depends on forming and maintaining successful CJVs to qualify for and carry out mining and exploration projects. If Sino Gold is unable to forge an alliance with appropriate partners, Sino Gold could fail to acquire mining and exploration projects

In order to be able to acquire mining and exploration projects, Sino Gold enters into CJVs with various Chinese partners that own or hold the relevant mining and/or exploration rights. In cases where Sino Gold is unable to forge an alliance with appropriate partners, Sino Gold may fail to acquire the mining and exploration project which could materially and adversely affect the growth of Sino Gold.

Any disputes or disagreements with Sino Gold's CJV partners could materially and adversely affect Sino Gold's business and results of operations

The Group has entered into several CJV agreements, mostly with state-owned entities. In these circumstances, certain members of the management and boards of directors of the CJV companies are nominated by Sino Gold's CJV partners. There is no assurance that the strategic direction of a CJV will be consistent with Sino Gold's objectives. Any change in the management or strategic direction of one or more of Sino Gold's CJVs could materially and adversely affect Sino Gold's business and results of operations. Additionally, if a dispute arises between Sino Gold and a CJV partner and the partners are unable to amicably resolve the dispute, Sino Gold may be involved in lengthy proceedings to resolve the dispute, which could materially and adversely affect Sino Gold's business and results of operations.

If Sino Gold is unable to attract, retain and train key personnel, Sino Gold's business and results of operations could be materially and adversely affected

The Group's success depends to a significant extent upon its ability to attract, retain and train key management personnel, both in Australia and in the PRC, as well as other management and technical personnel (including those employed on a contractual basis). Sino Gold cannot prevent contractors and employees from terminating their respective contracts in accordance with the relevant agreed conditions. The Group's success further depends on the ability of its key personnel to operate effectively, both individually and as a group. All of Sino Gold's key management and technical personnel are important to Sino Gold's success, however none of the key personnel are irreplaceable. If Sino Gold is not successful in retaining or attracting such personnel, Sino Gold's business may be harmed. The loss of the services of any of Sino Gold's key management personnel could materially and adversely affect Sino Gold's business and results of operations.

Additionally, Sino Gold's ability to recruit and train operating and maintenance personnel is also a key factor for Sino Gold's business activities. If Sino Gold is not successful in recruiting and training such personnel, it could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold's insurance coverage could prove inadequate to satisfy potential claims

In the PRC, insurance coverage is a relatively new concept and, for certain aspects of business operations, insurance coverage is restricted or prohibitively expensive. For example, Sino Gold is able to obtain only limited workers compensation insurance for its employees in the PRC, so this risk is largely self-insured by Sino Gold. This is in line with industry practice in the PRC. The Group's business and results of operation could be materially and adversely affected if, for example, there was a major accident involving a large number of employees.

Sino Gold has taken out insurance within ranges of coverage consistent with industry practice in the PRC. Sino Gold intends to maintain insurance within ranges of coverage consistent with industry practice in the PRC, but no assurance can be given that Sino Gold will be able to obtain such insurance coverage at economically reasonable premiums (or at all), or that any coverage Sino Gold obtains will be adequate and available to cover the extent of any such claims against Sino Gold. In the event that Sino Gold suffers a significant liability for which Sino Gold is not insured or insurance coverage is inadequate to cover the entire liability, Sino Gold's business and results of operation could be materially and adversely affected.

Any defects in the titles to Sino Gold's mining properties could prevent or severely curtail Sino Gold's use of the affected properties

The ability of Sino Gold to carry out successful mining and exploration activities will depend on a number of factors, of which one of the most critical is the ability of Sino Gold's companies to obtain clear and unambiguous tenure of exploration and mining properties. There is no guarantee that a CJV will meet the conditions imposed by the government in relation to any licences issued, or the Chinese mining legislation generally. Furthermore, there can be no assurance that a renewal or a transfer of licences into other forms of licences appropriate for ongoing operations will be granted to the relevant CJV or, if they are granted, that the CJV will be in a position to comply with all conditions that are imposed.

If Sino Gold is unable to secure title to the individual mining properties or if the CJVs are unable to comply with all conditions imposed by the government for the issuance of any required licence, Sino Gold may be unable to operate its projects or to enforce its rights with respect to its projects.

Sino Gold's mining rights and exploration rights may be infringed by others

There have been incidents of infringement of mining rights and exploration rights in the PRC gold mining industry, where areas over which licensed exploration or mining rights were held were explored and mined by unauthorised enterprises. In the event that such infringement of Sino Gold's exploration or mining rights occurs in the future, Sino Gold's business and results of operations may be materially and adversely affected.

Sino Gold's operations are subject to extensive government regulations that could cause Sino Gold to incur costs that materially and adversely affect Sino Gold's business and results of operations

The Group's operations are subject to extensive government regulation, including environmental, health and safety laws and regulations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, including waste treatment, emissions and disposals. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted.

Any failure on Sino Gold's part to comply with environmental, health and safety laws and regulations with respect to Sino Gold's operations could result in the imposition of significant liabilities for damages, clean-up costs or penalties or suspension of Sino Gold's right to operate where there is evidence of serious breach. Such costs or disruptions in operations could materially and adversely affect Sino Gold's business and results of operations.

There is no assurance that more onerous environmental, health and safety laws, policies and/or standards (including environmental rehabilitation requirements) will not be implemented by the relevant authorities in the PRC in the future which require Sino Gold to undertake costly measures or obtain additional approvals. The Group's business and results of operations could be materially and adversely affected by any obligations which may be imposed under such new laws, policies and/or standards.

Sino Gold expects to produce a significant amount of wastewater and tailings as by-products of Sino Gold's mining activities, which could expose Sino Gold to material liabilities

One of the main environmental issues in the gold mining industry is wastewater and tailings management. Wastewater and tailings can contain substances that are potentially harmful to human beings and the environment, especially in large quantities. There can be no assurance that Sino Gold will not be subject to claims for damages to persons or property resulting from the release into the environment of wastewater or tailings residue by Sino Gold's operations. Furthermore, higher environmental protection standards may be imposed by the PRC in the future, which could increase Sino Gold's costs of compliance.

In either event, such costs and liabilities could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold's mining operations have a finite life and eventual closure of these operations will entail costs and risks regarding ongoing monitoring, rehabilitation and compliance with environmental standards

The key risks for mine closure are (i) long-term management of permanent engineered structures (dam walls, spillways, wetlands, roads, waste dumps) and acid rock drainage; (ii) achievement of environmental closure standards; (iii) orderly retrenchment of employees and contractors; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these tasks is dependent on the ability to successfully implement negotiated agreements with the relevant government, community and employees. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved, which could materially and adversely affect Sino Gold's business and results of operations.

Any failure by or inability of Sino Gold to obtain and retain required government approvals, permits and licences for its mining and exploration activities or renewals thereof could materially and adversely affect Sino Gold's business and results of operations

Pursuant to applicable law, all mineral resources in the PRC are owned by the State. Thus, mining enterprises, such as those of Sino Gold, are required to obtain certain government approvals, permits and licences for each of their mining and exploration projects. The ability of Sino Gold to carry on its business is therefore subject to its ability to obtain, and the government's willingness to issue, renew and not revoke, such requisite mining and exploration rights.

According to the PRC laws, before the exploration and exploitation activities relating to mineral resources can commence, the project company must first obtain an Exploration Licence and a Mining Permit, which will generally entitle the project company to the exploration and mining rights attached to the relevant mining project. Furthermore, if the mining activities involve gold resources, a Gold Operating Permit will be also required.

During the mining process, the project company must also obtain a production safety certificate and a waste discharge permit, which are required by the PRC production safety and environmental protection related laws.

There can be no assurance that future approvals or renewals of current rights will be granted in a timely manner, or at all, or not revoked, including in relation to the Jinfeng Gold Mine and/or the White Mountain Project.

Government approval and a business licence are also required to form a CJV in the PRC. There is no certainty that such approval or licence will be granted in a timely manner in the future or at all, or not revoked. Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licences, or renewals thereof, could materially and adversely affect Sino Gold's business and results of operations.

It could be difficult for investors to enforce any judgement obtained outside Australia against Sino Gold or any of its associates

Sino Gold is an Australian registered company and many of its officers and directors are residents of Australia. A substantial portion of the Sino Gold's assets and the assets of the Sino Gold's officers and directors, at any one time, are and may be located in jurisdictions outside Canada. It could be difficult for investors to effect service of process within Canada on the directors and officers who reside outside Canada or to recover against Sino Gold or its directors and officers on judgements of Canadian courts predicated upon the laws of Canada.

If a judgement is obtained against the Sino Gold or the directors in a non-Australian court, additional requirements need to be satisfied in order to attempt to enforce the judgement in Australia. Under the Foreign Judgements Act 1991 (Commonwealth of Australia), an Australian court will only enforce such a judgement if, amongst other things, an application is made to register the judgement in Australia within six years of the date of judgement (or date of latest appeal), it is a judgement of the Court of Appeals in Canada, and the judgement is final and conclusive (even if an appeal can be made from the judgement). In addition, an Australian court may set aside registration of a judgement of the Canadian courts where, for example, the judgement debtor did not appear in the proceedings in Canada, the judgement has been reversed or set aside on appeal, or enforcement of the judgement would be contrary to public policy in Australia.

The Group may undertake strategic acquisitions or investments, which may prove to be difficult to integrate and manage or may not be successful

In the future, Sino Gold may consider making strategic acquisitions or investments as a means of pursuing Sino Gold's corporate strategy. It is possible that Sino Gold may not identify suitable acquisition or investment opportunities, or if it does identify suitable opportunities, that it may not complete those transactions on terms commercially acceptable to Sino Gold or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions could materially and adversely affect Sino Gold's competitiveness and growth prospects. In the event Sino Gold successfully completes an acquisition or investment, it could face difficulties managing the investment or integrating the acquisition with its operations. There can be no assurance that Sino Gold will be able to achieve the strategic purpose of such an acquisition or investment. These difficulties could disrupt Sino Gold's ongoing business, distract its management and employees, and increase its expenses, any of which could materially and adversely affect Sino Gold's business and results of operations.

The operations of Sino Gold may be exposed to risks in relation to production safety and the occurrence of accidents or natural disasters

The operations of Sino Gold may be exposed to risks in relation to production safety and the occurrence of accidents or natural disasters. A dialogue is being maintained with the relevant environmental and safety authorities to seek to ensure that obligations are being met and standards are being correctly complied with.

Risks Related to the Industry

Exploration of mineral properties is highly speculative in nature, requires substantial expenditures and is often unsuccessful

Discovery of new mineral resources is crucial to the growth of Sino Gold. There is no assurance that exploration activities will result in the discovery of valuable mineral resources or profitable mining operations. If a viable deposit is discovered, it can take several years and substantial expenditures from the initial phases of exploration until production commences during which time the capital cost and economic feasibility may change. Furthermore, actual results upon production may differ significantly from those anticipated at the time of discovery.

In order to maintain gold production beyond the life of the current proved and probable gold reserves of Sino Gold, further gold reserves must be identified, either to extend the life of existing mines or justify the development of new projects. Sino Gold's exploration programs may not result in the replacement of such gold reserves or result in new commercial mining operations.

Changes in the laws and regulations relating to the gold industry to which Sino Gold is subject could materially and adversely affect its business and results of operations

The central and local governments exercise a substantial degree of control over the gold industry in the PRC. As a result, the business of Sino Gold is subject to various government policies, regulations, standards and requirements. If the relevant Chinese government or regulatory body changes its current policies, regulations, standards and requirements or the interpretation thereof, especially those that are currently favourable to Sino Gold, Sino Gold could face disruptions in its operations, increases in operating costs and significant constraints on its flexibility and ability to expand its business operations or to maximise its profitability.

If any of Sino Gold's future projects are not approved, or are not approved on a timely basis, Sino Gold's business and results of operations could be materially and adversely affected.

In addition, the introduction of new policies, legislation or amendments to existing policies or legislation, or changes in the interpretation thereof, in Australia, Hong Kong or the PRC could materially and adversely affect Sino Gold's business and results of operations.

Sino Gold's ability to obtain gold resources in the future could be materially and adversely affected by competition from other companies

The future business of Sino Gold depends on its ability to discover or acquire new resources. Sino Gold faces competition from other mining enterprises, both domestic and foreign, in discovering, acquiring and producing resources in the PRC. There can be no assurance that Sino Gold can effectively compete with existing or future competition to acquire mineral resources, and any failure to compete effectively could materially and adversely affect Sino Gold's business and results of operations.

Risks Related to PRC

Political, economic and legal developments, as well as PRC government policies, could materially and adversely affect Sino Gold's business and results of operations

Substantially all of Sino Gold's operating assets are located in the PRC. Accordingly, Sino Gold's result of operations, financial position and prospects are subject to a significant degree to economic, political and legal developments in the PRC. The economy of the PRC has shifted gradually from a planned economy to a socialist market-oriented economy. Sino Gold believes that it has benefited from the economic reforms implemented by the PRC government and the economic policies and measures. However, there is no assurance that the PRC government will maintain, or continue to pursue, economic and political reforms. Specifically, Sino Gold's business and results of operations could be materially and adversely affected by changes in Chinese government regulations with respect to restrictions on production, price controls, export controls, sale of gold, repatriation of profits, income taxes, expropriation of property, environmental legislation or mine safety.

In addition, Sino Gold's business and results of operations could be materially and adversely affected by: (i) changes in the rate or method of taxation; (ii) imposition of additional restrictions on currency conversion and remittances abroad; (iii) reduction in tariff or quota protection and other import restrictions; (iv) changes in the usage and costs of PRC-controlled transportation services; (v) PRC policies affecting the gold industry; (vi) industrial disruptions; or (vii) economic growth.

There are uncertainties regarding the interpretation and enforcement of PRC laws and PRC regulations

The PRC legal system is based on a statutory law system. Unlike the common law system, prior legal decisions and judgements are relevant for guidance only but do not have precedent effect. Since 1979, the PRC government has been developing a commercial law system, and progress has been made in promulgating laws and regulations relating to economic affairs and matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade. However, these regulations are relatively new and the availability of public cases as well as the judicial interpretation of them are limited in number; moreover, as prior court decisions are not binding, both the implementation and interpretation of these laws, regulations and legal requirements are uncertain in many areas. Accordingly, there is a risk that some of Sino Gold's existing and future contractual rights may not be fully enforceable under the PRC legal system, which could materially and adversely affect Sino Gold's business and results of operations.

Changes in foreign exchange regulations could materially and adversely affect Sino Gold's business and results of operations

Sino Gold receives all its operating revenues in RMB. A portion of these revenues is converted into other currencies to meet foreign currency obligations (such as head office charges, debt servicing, and equipment purchases). Foreign exchange transactions under Sino Gold's capital account, including principal payments in respect of foreign currency-denominated obligations and payments of dividends and interest, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could materially and adversely affect Sino Gold's ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Since 1994, the conversion of RMB into foreign currencies, including A$ and US$, has been based on rates set by the PBOC, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of RMB to US$ has generally been stable. In 2005, the PRC revalued the exchange rate of the RMB to the US$ and abolished the RMB to US$ peg applied in the past. There can be no assurance that in the future, the PRC will not revalue the RMB or permit its substantial appreciation. Any appreciation of the RMB could materially and adversely affect Sino Gold's business and results of operations, through higher foreign currency denominated operating costs and lower financial returns in A$ terms.

Sino Gold is currently able to repatriate all its RMB funds, and to make payments of dividends and distributions of profits from RMB funds although such repatriations and payments are subject to a mixture of controls and regulations and withholding taxes. While the PRC Government is generally relaxing restrictions on foreign trade and investment, there is no certainty that future RMB can be repatriated or distributed. Any significant restrictions on Sino Gold's ability to repatriate or distribute RMB funds could materially and adversely affect Sino Gold's business and results of operations.

The outbreak, or threatened outbreak, of any severe communicable disease in the PRC, could materially and adversely affect Sino Gold's business and results of operations

The outbreak, or threatened outbreak, of any severe communicable disease (such as severe acute respiratory syndrome or avian influenza) in the PRC, could materially and adversely affect the overall business sentiments and environment in the PRC, particularly if such outbreak is inadequately controlled. This in turn could materially and adversely affect domestic consumption, labour supply and, possibly, the overall GDP growth of the PRC. As Sino Gold's revenue is currently derived from its PRC operations, any labour shortages on contraction or slowdown in the growth of domestic consumption in the PRC could materially and adversely affect Sino Gold's business and results of operations. In addition, if any of Sino Gold's employees is affected by any severe communicable disease, it could adversely affect or disrupt Sino Gold's production at the relevant plants and materially and adversely affect its results of operations as Sino Gold may be required to close its facilities to prevent the spread of the disease. The spread of any severe communicable disease in the PRC may also affect the operations of Sino Gold's customers and suppliers, which could materially and adversely affect Sino Gold's business and results of operations.

Uncertainties in relation to the application of taxation laws and regulations could materially and adversely affect Sino Gold's business and results of operations

Pursuant to certain tax laws and regulations of the PRC, Sino Gold may be eligible to enjoy certain preferential tax treatment. There is no certainty that such preferential treatment will be applied and/or not revoked. The applicable tax rates for the Jinfeng Gold Mine will not be known until the Jinfeng Gold Mine is in a tax paying position. The Group, although potentially eligible for such preferential treatment, cannot be certain of the applicable treatment until such time. Any failure to provide, or revocation of, such concession, could materially and adversely affect Sino Gold's business and results of operations. Further, the imposition of new or additional local taxes or levies by provincial or county governments or administrations could adversely affect Sino Gold's business and results of operations.

Restrictions on foreign investment in the PRC mining industry could materially and adversely affect Sino Gold's business and results of operations

In the PRC, foreign companies have in the past been, and are currently, required to operate within a framework that is different from that imposed on domestic PRC companies. However, the PRC Government has been opening up opportunities for foreign investment in mining projects and this process is expected to continue, especially following the PRC's accession into the World Trade Organisation. However, if the PRC Government should reverse this trend, or impose greater restrictions on foreign companies, or seek to nationalise Sino Gold's PRC operations, Sino Gold's business and results of operations could be materially and adversely affected. For a description of the laws and regulations applicable to foreign mining companies, please refer to the section headed "The PRC Laws and Regulations Relating to the Industry" in this Schedule "B".

Legal Proceedings

Sino Gold is not currently involved in any material legal proceedings, nor is Sino Gold aware of any pending or threatened proceedings, that it believes would have a material adverse effect upon Sino Gold's financial condition or results of operations.

Interest of Management and others in Material Transactions

Except as disclosed herein, Sino Gold is not aware of any material interest of any director or officer of Sino Gold, or any Sino Gold Shareholder who beneficially owns more than 10% of Sino Gold Shares or any known associate or affiliate of these persons, in any transaction or proposed transaction that has materially affected or would materially affect Sino Gold.

SCHEDULE "C"
COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the Offer, Shareholders will become shareholders of Sino Gold, rather than shareholders of Golden China. Since Sino Gold is an Australian corporation, the rights of the shareholders of Sino Gold are governed by the applicable laws of Australia, including the Corporations Act 2001 (the "Act") and the ASX Listing Rules, and by Sino Gold's Constitution. Since Golden China was continued under the laws of Canada, it is governed by the Canada Business Corporations Act ("CBCA"), and other laws of Canada, and by Golden China's articles of continuance and by-laws.

The following is a summary comparison of:

- the current rights of Shareholders under the CBCA and the Golden China articles and by-laws; and
- the rights Shareholders will have as Sino Gold shareholders under the Act, the ASX Listing Rules and Sino Gold's Constitution upon completion of the Offer.

The following summary discusses the material differences between the current rights of Sino Gold Shareholders and Shareholders under the IBCA and the CBCA, respectively, and under the Constitution of Sino Gold and the articles and by-laws of Golden China. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Act, the ASX Listing Rules, the CBCA, Sino Gold's Constitution, and Golden China's articles and by-laws.

Corporate Governance

Sino Gold. The rights of Sino Gold shareholders are governed by the Act, the ASX Listing Rules and the Constitution of Sino Gold.

Golden China. The rights of Shareholders are governed by Canada corporate and securities laws and the articles and by-laws of Golden China.

Authorized Capital Stock

Sino Gold. Under the Act, Australian registered companies do not have an authorized share capital and there is no concept of a "par value". Details of Sino Gold's share capital are set forth in Schedule "B", "Information Concerning Sino Gold Mining Limited".

Golden China. The authorized capital stock of Golden China currently consists of an unlimited number of common shares without par value. Details of Golden China's share capital are set forth in Section 2 of the Circular, "Golden China".

Number, Classification and Election of the Board of Directors

Sino Gold. Sino Gold's Constitution provides that the number of directors must be not less than three nor more than ten.

As of the date hereof, the Sino Gold Board consists of eight directors. The Sino Gold Board is not divided into separate classes of directors. The Sino Gold Constitution does not permit cumulative voting for the election of directors.

At each annual general meeting of shareholders, one third of the directors (other than the managing director) retire by rotation and are eligible for re-election. Each director is elected for a term of up to three years, subject to re-election as described above, and subject to the rights of shareholders to remove directors, as described below.

Golden China. Golden China's articles provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of ten members. The by-laws provide that the number of directors at any one time is the number within the minimum and maximum as determined by the directors. No decrease in the number of directors will shorten the term of an incumbent director.

As of the date hereof, the Golden China Board consists of six directors. The Golden China Board is not divided into separate classes of directors. The Golden China articles do not permit cumulative voting for the election of directors. The term of each director expires at the annual meeting of shareholders following his/her election as director.

Director Qualifications

Sino Gold. Under the Act, Sino Gold must have at least three directors. At least two directors must ordinarily reside in Australia.

Golden China. Under the CBCA, a distributing corporation, of which any of the issued securities remain outstanding and are held by more than one person, shall have not fewer than three directors, at least two of whom are not employees of the corporation or its affiliates. Twenty-five percent of the directors of a corporation governed by the CBCA generally must be resident Canadians.

Removal of Directors

Sino Gold. Under the Act, the shareholders of Sino Gold may by ordinary resolution at any meeting of shareholders remove any director or directors from office. If the director was appointed to represent the interests of particular shareholders, the resolution to remove the director does not take effect until a replacement to represent their interests has been appointed.

Golden China. Under the CBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution at a special meeting, remove any director or directors from office. Where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Newly Created Directorships and Vacancies

Sino Gold. Under the Act and the Constitution of Sino Gold, the directors of Sino Gold may appoint a person as a director. If a person is appointed by the other directors as a director of Sino Gold, the shareholders must confirm the appointment by resolution at the Sino Gold's next annual general meeting. If the appointment is not confirmed, the person ceases to be a director at the end of the annual general meeting.

Golden China. Under the CBCA, provided that the articles do not provide for cumulative voting, a vacancy created by the removal of a director may be filled at the meeting of shareholders at which the director is removed. If it is not so filled, a quorum of directors may fill a vacancy among directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the minimum number of directors provided for in the articles. Each director appointed or elected to fill a vacancy holds office for the unexpired term of their predecessor.

The articles of Golden China provide that the directors of Golden China may appoint one or more directors, but the total number of directors so appointed cannot exceed one third of the number of directors elected at the previous annual meeting of shareholders. Any directors appointed shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Quorum for Meetings of the Board of Directors

Sino Gold. Under the Constitution of Sino Gold, the quorum for a directors meeting is two directors entitled to vote or a greater number determined by the directors.

Golden China. Under the CBCA, subject to the articles or by-laws of the corporation, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors. Directors shall not transact business at a meeting of directors unless at least twenty-five percent of the directors present are resident Canadian. Notwithstanding any vacancy, a quorum may exercise all powers of the directors.

Under Golden China's by-laws, a majority of the number of directors in office constitutes a quorum.

Annual Meetings of Shareholders

Sino Gold. Under the Act, Sino Gold must hold an annual general meeting of shareholders at least once in each calendar year and within five months after the end of its financial year.

Golden China. Under the CBCA, the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the corporation's financial year.

Special Meetings of Shareholders

Sino Gold. Under the Act, a director may call a meeting of Sino Gold's shareholders. In addition, the directors must call and arrange to hold a general meeting of shareholders on the request of:

(a) shareholders with at least 5% of the votes that may be cast at the general meeting; or

(b) at least 100 shareholders who are entitled to vote at the general meeting.

Shareholders with more than 50% of the votes of all of the shareholders who make such a request for a general meeting may call and arrange to hold the general meeting if the directors do not do so within 21 days after the request is given to Sino Gold.

Golden China. Under the by-laws of Golden China, the directors have the power to call special meetings of shareholders.

Under the CBCA, the directors of a corporation may at any time call a special meeting of shareholders. Further, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not do so within 21 days, the shareholders who made the requisition may call the meeting.

Quorum for Meetings of the Shareholders

Sino Gold. Under the Constitution of Sino Gold, the quorum for a meeting of Sino Gold Shareholders is three shareholders. If a quorum is not present within 30 minutes after the time for the meeting set out in the notice of meeting, the meeting is adjourned to the date, time and place the directors specify (or if the directors do not so specify, the same time, the same place and the same day in the next week).

Golden China. Golden China's by-laws provide that two or more Shareholders present in person or by proxy or representing shares by proxy carrying at least 2% of the total number of issued shares having voting rights at the meeting shall constitute a quorum for the meeting.

Certain Voting Requirements

Sino Gold. At a meeting of shareholders:

(a) on a show of hands, each shareholder has one vote; and

(b) on a poll, each shareholder has one vote for each share that the shareholder holds.

Under the Act, certain special resolutions are subject to approval by at least 75% of the votes cast by shareholders entitled to vote on the resolution. Examples of matters that require approval by special resolution include amendments to the Constitution and resolutions to voluntarily wind up Sino Gold. In certain cases, a special resolution may also be required to be approved separately by the holders of a class or series of shares, including resolutions approving a variation of the rights attaching to that class or series of shares.

Golden China. Each common share in the capital of Golden China entitles the holder to one vote on each matter upon which shareholders have the right to vote.

Under the CBCA, certain extraordinary corporate actions are required to be approved by special resolution, including certain amalgamations (other than, among others, with a direct or indirect wholly-owned subsidiary), continuances, sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions, (if ordered by a court) Offers, and changes to the authorized or outstanding capital of a corporation. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution, or signed by all of the shareholders entitled to vote on that resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Shareholder Action by Written Consent

Sino Gold. Sino Gold is a public company under the Act. The Act does not provide for shareholder action being taken by a resolution in writing signed by all shareholders of a public company.

Golden China. Under the CBCA, in limited circumstances, shareholder action may be taken without a meeting by a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders.

Amendments of Articles of Incorporation / Constitution

Sino Gold. Under the Act, any amendment to the Constitution requires approval by special resolution, being a resolution passed at a meeting of shareholders by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Golden China. Under the CBCA, any amendment to the articles generally requires approval by special resolution, being a resolution passed at a special meeting of the shareholders by at least two-thirds of the votes cast.

Amendments of By-laws

Sino Gold. Australian companies do not have by-laws. Those provisions that would appear in the articles or the by-laws of a Canadian company are found in the Constitution of an Australian company.

Golden China. The CBCA provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, or if it's rejected by them, the by-law, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a by-law having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Rights Plan

Sino Gold. Sino Gold has not adopted a shareholder rights plan.

Golden China. Golden China has not adopted a shareholder rights plan.

Dissenters' or Appraisal Rights

Sino Gold. The Act does not contain provisions concerning dissenters' or appraisal rights.

Golden China. The CBCA provides that a holder of shares of any class of a corporation may exercise dissent rights if the corporation is subject to an order that affects the holder or if the corporation resolves to:

(a) amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(c) amalgamate (other than with certain affiliated corporations);

(d) be continued under the laws of another jurisdiction;

(e) sell, lease or exchange all or substantially all of its property other than in the ordinary course of business; or

(f) carry out a going-private transaction or squeeze-out transaction.

Oppression Remedy

Sino Gold. The Act provides that a court may make various orders if:

(a) the conduct of a company's affairs; or

(b) an actual or proposed act or omission by or on behalf of Sino Gold; or

(c) a resolution, or a proposed resolution, of shareholders or a class of shareholders of a company,

is either:

(a) contrary to the interests of the shareholders as a whole; or

(b) oppressive to, unfairly prejudicial to, or unfairly discriminatory against, a shareholder or shareholders whether in that capacity or in any other capacity.

An application for such an order may be made by:

(a) a shareholder of Sino Gold;

(b) a person whom the Australian Securities and Investments Commission thinks appropriate having regard to investigations it is conducting or has conducted into Sino Gold's affairs.

The orders that a court can make pursuant to such an application are wide, including that Sino Gold be wound up, that Sino Gold's Constitution be modified or regulating the conduct of Sino Gold's affairs in the future.

Golden China. The CBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

(a) any act or omission of the corporation or an affiliate effects a result,

(b) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner, or

(c) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation.

A complainant includes:

(a) a present or former registered holder or beneficial owner of a security of a corporation or any of its affiliates;

(b) a present or former officer or director of the corporation or any of its affiliates;

(c) the Director appointed under the CBCA; and

(d) any other person who, in the discretion of the court, is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

Shareholder Derivative Actions

Sino Gold. Under the Act, a person may bring proceedings on behalf of Sino Gold, or intervene in any proceedings to which a company is a party for the purpose of taking responsibility on behalf of Sino Gold for those proceedings if:

(a) the person is:

(i) a shareholder, former shareholder, or person entitled to be registered as a shareholder; or

(ii) an officer or former officer of Sino Gold; and

(b) the person is acting with leave of the court.

The court must grant the application if it is satisfied that:

(a) it is probable that Sino Gold will not itself bring the proceedings, or properly take responsibility for them; and

(b) the application is acting in good faith; and

(c) it is in the best interests of Sino Gold that the applicant be granted leave; and

(d) if the applicant is applying for leave to bring proceedings - there is a serious question to be tried; and

(e) either:

  (i) at least 14 days before making the application, the applicant gave written notice to Sino Gold of the intention to apply for leave and of the reasons for applying; or

  (ii) it is appropriate to grant leave even though subparagraph (i) is not satisfied.

The court may make any orders, and give any directions, that it considers appropriate in relation to proceedings brought or intervened in with leave. The court may at any time make any orders it considers appropriate about the costs of persons in relation to proceedings brought or intervened in with leave. An order may require indemnification for costs.

Golden China. Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. However, under the CBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that (i) the complainant has given 14 days notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under Canadian law, the court in a derivative action may make any order it thinks fit. In addition, under Canadian law, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Fiduciary Duties of Directors

Sino Gold. Directors of corporations governed by the Act have fiduciary obligations to the corporation. Under the Act, every director must exercise his or her powers and discharge his or her duties with the degree of care and diligence that a reasonable person would exercise, and must exercise their powers and discharge his or her duties in good faith in the best interests of the corporation and for a proper purpose.

Golden China. Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, every director of a corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Officers and Directors

Sino Gold. Under the Constitution of Sino Gold, to the extent permitted by the Act, **Sino Gold** may indemnify officers of Sino Gold against any liability incurred by that person in his or her capacity as an officer of Sino Gold.

In accordance with the Act, Sino Gold must not indemnify a person against:

(a) any of the following liabilities incurred as an officer of Sino Gold:

    (i) a liability owed to Sino Gold or a related body corporate;

    (ii) a liability for a pecuniary penalty order under specified provisions of the Act;

    (iii) a liability that is owed to someone other than Sino Gold or a related body corporate and did not arise out of conduct in good faith; or

(b) legal costs incurred in defending an action for a liability incurred as an officer of Sino Gold if the costs are incurred:

    (i) in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under the above provisions;

    (ii) in defending or resisting criminal proceedings in which the person is found guilty;

    (iii) in defending or resisting proceedings brought by the Australian Securities and Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established; and

    (iv) in connection with proceedings for relief to the person under the Act, in which the court denies the relief.

Golden China. Under the CBCA, and as set out in Golden China's by-laws, Golden China will indemnify a director or officer, a former director or officer of the corporation, or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. The by-laws state that Golden China will indemnify directors to the fullest extent permitted by the CBCA. Under the CBCA, the corporation can only indemnify directors if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled under the CBCA to such indemnity from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in (i) and (ii), above.

Director Liability

Sino Gold. Under the Constitution of Sino Gold, an officer of Sino Gold is not liable for the act, neglect or default of any other officer or for joining in any act or for any other loss, expense or damage which arises in the execution of the duties of his or her office unless it arises through his or her own negligence, default, breach of duty or breach of trust.

Golden China. Under the CBCA, no provision in a contract, the articles, the by-laws or a resolution relieves a director or officer from the duty to act in accordance with the CBCA or the regulations or relieves them from liability for a breach thereof except to the extent a unanimous shareholders' agreement restricts the powers of the directors and relieves them of liability in connection with these powers.

Under the by-laws of Golden China, subject to the CBCA and other applicable law, no director is liable for any liability of Golden China or for any loss, damage or expense incurred by Golden China for any reason whatsoever or for acts or omissions or of any director, officer, employee or agent of Golden China provided that the foregoing will not relief any director from his statutory duties owed to Golden China.

Attachment 'B.'

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY SINO GOLD MINING (CANADA) LTD. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF GOLDEN CHINA RESOURCES CORPORATION.

LETTER OF TRANSMITTAL
for Deposit of Common Shares
of
GOLDEN CHINA RESOURCES CORPORATION
pursuant to the Offer dated October 24, 2007 made by
SINO GOLD MINING (CANADA) LTD.
a wholly-owned subsidiary of
SINO GOLD MINING LIMITED
ABN 42 093 518 579


sinogold

USE THIS LETTER OF TRANSMITTAL IF:

1. YOU ARE DEPOSITING GOLDEN CHINA COMMON SHARE CERTIFICATES; OR
2. YOU PREVIOUSLY DEPOSITED GOLDEN CHINA SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY (PRINTED ON GREEN PAPER).

IF YOU HOLD CHESS DEPOSITORY INSTRUMENTS IN RESPECT OF GOLDEN CHINA SHARES ("CDIs") YOU MUST USE THE CDI ACCEPTANCE FORM TO ACCEPT THE OFFER.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (VANCOUVER, CANADA TIME) ON NOVEMBER 29, 2007 / 6:59 P.M. (SYDNEY, AUSTRALIA TIME) ON NOVEMBER 30, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates representing common shares (the "**Golden China Shares**") of Golden China Resources Corporation ("**Golden China**"), deposited pursuant to the offer dated October 24, 2007 (as it may be amended, the "**Offer**") made by Sino Gold Mining (Canada) Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Sino Gold Mining Limited, to holders of Golden China Shares (the "**Shareholders**"), and must be received by Computershare Investor Services Inc. (the "**Depositary**") before the Expiry Time at the office listed on the last page of this Letter of Transmittal.

The Offer has been made on the basis of 0.2222 of a Sino Gold Share for each Golden China Share. Fractional shares will not be issued under the Offer. Instead, the number of Sino Gold Shares to be issued to each Registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Golden China Shares deposited by a Registered Shareholder will be aggregated. The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not otherwise defined in this Letter of Transmittal have the respective meanings set out in the Offer and related Circular of the Offeror dated October 24, 2007 (as it may be amended, the "**Circular**").

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time and who wish to accept the Offer must deposit their Golden China Shares according to the guaranteed delivery

procedure set forth in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery" by using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Instruction 2 herein, "Procedure for Guaranteed Delivery".

This Letter of Transmittal cannot be used to accept the Offer in respect of any CDIs. Beneficial shareholders in Australia who hold Golden China Shares in the form of CDIs and who wish to accept the Offer must properly complete and execute the CDI Acceptance Form and return it to the address noted on that form prior to the CDI Expiry Time. See Section 3 of the Offer, "Manner of Acceptance - CDI Holders".

The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal. Persons whose Golden China Shares are registered in the name of an investment advisor, broker, bank, trust company, depositary or other nominee should contact such nominee if they wish to accept the Offer.

Please carefully read the Instructions set forth below before completing this Letter of Transmittal.

TO: SINO GOLD MINING (CANADA) LTD.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office listed on the last page of this Letter of Transmittal.

The undersigned delivers to you the enclosed certificate(s) for Golden China Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Golden China Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

GOLDEN CHINA COMMON SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)			
Certificate Number (s) (if available)	Name(s) in which Registered (please print)	Number of Golden China Shares Represented by Certificate	Number of Common Share Deposited*
		TOTAL:	

* Unless otherwise indicated, the total number of Golden China Shares evidenced by all certificates delivered will be deemed to have been deposited.

The undersigned (the "**Depositing Shareholder**"):

(a) acknowledges receipt of the Offer and the accompanying Circular;

(b) tenders the above-described Golden China Shares (the "**Deposited Shares**") pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to you and the enclosed Share Certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares together with all rights and benefits arising from such Golden China Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after August 13, 2007, including any dividends, distributions, payments, securities, property or other interests thereon (collectively, "**Distributions**"). If, notwithstanding such assignment, any such Distributions are received by or made payable to or to the order of the Depositing Shareholder, then, without prejudice to the Offeror's rights under the Offer:

   (i) the amount of the Distributions relating to Golden China Shares deposited to the Offer by the Depositing Shareholder and not validly withdrawn will be required to be received and held by the Depositing Shareholder for the account of the Offeror, in the event it takes up such Golden China Shares; and

   (ii) alternatively, if any such Distributions are delivered or paid to any Depositing Shareholder, then, if the Offeror takes up and pays for such Depositing Shareholder's Golden China Shares, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such Distributions from the consideration payable to such Depositing Shareholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Depositing Shareholder;

(c) acknowledges and agrees that the execution of this Letter of Transmittal irrevocably appoints, effective on and after the date that the Offeror takes up the Deposited Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the Shareholder covered by this Letter of Transmittal with respect to Deposited Shares as registered in the name of the holder on the securities registers maintained by or on behalf of Golden China and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Shares**"), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after August 13, 2007 with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

   (i) to register or record the transfer or cancellation of Purchased Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Golden China;

   (ii) for so long as any such Purchased Shares are registered or recorded in the name of such Depositing Shareholder, to exercise any and all rights of such Depositing Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror (by whom such Golden China Shares are purchased), any instruments of proxy, resolutions, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, and to designate in any such instruments, authorizations, resolutions or consents any person or persons specified by the Offeror as the proxyholder of such Shareholder in respect of such Purchased Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Golden China;

(iii) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and

(iv) to exercise any rights of a Shareholder with respect to such Purchased Shares and such Distributions;

(d) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the Depositing Shareholder with respect to the Deposited Shares or any Distributions unless the deposited Golden China Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer;

(e) agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Golden China and not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Shares and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto;

(f) acknowledges that the authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the Depositing Shareholder and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Depositing Shareholder, and that all obligations of the Depositing Shareholder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and permitted assigns of the Depositing Shareholder;

(g) represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Golden China Shares and any Distributions deposited pursuant to the Offer free and clear of all Encumbrances and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Golden China Shares and any Distributions; (ii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iii) if and when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all Encumbrances;

(h) acknowledges that if, on or after August 13, 2007, Golden China should divide, combine, or otherwise change any of the Golden China Shares or its capitalization, or disclose that it has taken or intends to take any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the Exchange Ratio and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and/or the Exchange Ratio) to reflect that division, combination or other change;

(i) covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be desirable to complete the sale, assignment and transfer of the Purchased Shares to the Offeror;

(j) agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Golden China Shares deposited pursuant to the Offer and of any notice of withdrawal thereof shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding, and acknowledges that there is no duty or obligation upon the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice;

(k) understands and acknowledges that payment for Golden China Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary before the Expiry Time (except as provided in the Notice of Guaranteed Delivery) of: (a) certificate(s) representing the Golden China Shares; (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Golden China Shares with the signature(s) guaranteed in accordance with the instructions set out herein; and (c) any other required documents;

(l) understands and acknowledges that under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary to persons depositing Golden China Shares on the consideration payable by the Offeror for the Golden China Shares purchased by the Offeror, regardless of any delay in making such payment; and

(m) understands and acknowledges that any Deposited Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror's expense, to the Depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Golden China Shares not purchased by mail to the address of the Depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Register of Shareholders maintained by or on behalf of Golden China.

The Depositing Shareholder hereby requests that, upon the Offeror taking up the Deposited Shares under the Offer, the Offeror and/or the Depositary, as applicable, issue the Sino Gold Shares and/or mail the cheque to which such Depositing Shareholder is entitled under the Offer, in accordance with the terms and conditions of the Offer and the directions of the Depositing Shareholder in this Letter of Transmittal. The Sino Gold Shares to be issued under the Offer will be in uncertificated form. Depositing Shareholders whose Sino Gold Shares to be issued under the Offer are to be managed by a broker will have their holding recorded on the Clearing House Electronic Subregister System subregister. All other Depositing Shareholders will have their Sino Gold Shares to be issued under the Offer recorded on the issuer sponsored subregister operated for Sino Gold through its share registry. Where Sino Gold Shares are to be issued on the issuer sponsored subregister, holders will be sent a notice advising them of their Security Holder Reference Number (SRN) and the opening balance of their holding.

Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Golden China Shares so deposited. Unless the Depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking the box in Block E on page 7 of this Letter of Transmittal, the cheque will be forwarded by mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Golden China. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.*

SHAREHOLDER SIGNATURE **By signing below, the Depositing Shareholder expressly agrees on the terms and conditions set forth above.** Dated: ____________	
	Signature guaranteed by (if required under Instruction 4):
Signature of Depositing Shareholder or Authorized Representative (See Instructions 3, 4, and 5)	Authorized Signature of Guarantor
Name of Depositing Shareholder or Authorized Representative (please print or type)	Name of Guarantor (please print or type)
Daytime telephone number and facsimile number of Depositing Shareholder or Authorized Representative	Address of Guarantor (please print or type)
If the Depositing Shareholder is a broker specify:	
Participant ID	Member Account ID

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A
CASH SALE ELECTION

☐ CHECK HERE TO MAKE A CASH SALE ELECTION (THE "**ELECTION**") TO HAVE THE SINO GOLD SHARES WHICH YOU WOULD OTHERWISE RECEIVE PURSUANT TO THE OFFER ISSUED ON YOUR BEHALF TO A TRUSTEE OR SELLING AGENT (THE "**SELLING AGENT**") APPOINTED BY THE OFFEROR, WHO WILL ARRANGE FOR THE SALE OF SUCH SINO GOLD SHARES THROUGH A BROKER (THE "**SELLING BROKER**") AS EXECUTION BROKER ON YOUR BEHALF. **YOU MUST CHECK THIS BOX TO MAKE A VALID ELECTION.**

Note that if you make an Election, a 4.4% brokerage commission (including GST in Australia) is payable and will be deducted from your net proceeds, together with any applicable withholding and other applicable taxes and deductions. There is no guarantee that the Selling Broker will be able to sell all of the Sino Gold Shares in respect of which Elections are made ("**Elected Sino Gold Shares**"). In the event that the Selling Broker is unable to sell all Elected Sino Gold Shares, a pro rata number of your Elected Sino Gold Shares (rounded up to the next whole Sino Gold Share) will sold through the Selling Broker, based on the total number of Sino Gold Shares in respect of which Elections are received, and you will receive a pro rata amount of your net proceeds in cash and will receive the balance of you consideration in Sino Gold Shares. Note also that the Offeror has set a maximum of 5,620,000 Sino Gold Shares (the "**Maximum Number of Permitted Elected Shares**") in respect of which Elections may be made, which maximum may be waived or increased at the sole discretion of the Offeror. In the event that elections are made for more Sino Gold Shares than the Maximum Number of Permitted Elected Shares, unless the Offeror, in its discretion, waives or increases the Maximum Number of Permitted Elected Shares, a pro rata number of your Sino Gold Shares (rounded up to the next whole Sino Gold Share) will be sought to be sold through the Selling Broker, based on the total number of Sino Gold Shares in respect of which Elections are received, and you will receive a pro rata amount of your net proceeds in cash and will receive the balance of your consideration in Sino Gold Shares. **Failure to check the above box will disqualify you from having the Selling Agent sell the Sino Gold Shares which you would otherwise receive pursuant to the Offer and paying you the net proceeds thereof. See Section 3 of the Offer, "Manner of Acceptance - Cash Sales Elections".**

CURRENCY SUB-ELECTION (SELECT ONLY ONE)

☐ CHECK HERE TO RECEIVE YOUR NET PROCEEDS IN RESPECT OF YOUR CASH SALE ELECTION IN CANADIAN DOLLARS (BASED ON THE CANADIAN DOLLAR/AUSTRALIAN DOLLAR EXCHANGE RATE AVAILABLE TO THE SELLING BROKER);

OR

☐ CHECK HERE TO RECEIVE YOUR NET PROCEEDS IN RESPECT OF YOUR CASH SALE ELECTION IN AUSTRALIAN DOLLARS.

If you do not make a valid currency election, you will automatically receive your net proceeds in respect of your Election in Australian dollars.

The Offeror assumes no liability whatsoever in connection with any Elections, including the sales of the Sino Gold Shares through the Selling Broker, the exchange of any funds from Australian dollars to Canadian dollars, as applicable, any pro rating and the payment of the net proceeds and/or the balance of the consideration to you.

BLOCK B

ISSUE SINO GOLD SHARES AND/OR CHEQUE IN THE NAME OF:
(please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone Number - Business Hours)

____
(Tax Identification, Social Insurance or Social Security Number)

BLOCK C

SEND CHEQUE
(Unless Block "E" is checked) TO:
(please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Social Security Number)

BLOCK D

TAXPAYER IDENTIFICATION NUMBER

____
U.S. RESIDENTS/CITIZENS MUST PROVIDE THEIR TAXPAYER IDENTIFICATION NUMBER

BLOCK E

☐ HOLD CHEQUE FOR PICK-UP AT THE TORONTO OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (Check Box)

BLOCK F

☐ CHECK HERE IF GOLDEN CHINA SHARE CERTIFICATES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ______________________

Date of Guaranteed Delivery ______________________

Name of Institution which Guaranteed Delivery ______________________

BLOCK G

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

______________________ (Firm)

______________________ (Registered Representative)

______________________ (Telephone Number)

______________________ (Facsimile Number)

______________________ (E-mail address)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

<table>
<tr><th colspan="3">SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY</th></tr>
<tr><td rowspan="2">SUBSTITUTE
FORM W-9
Department of the Treasury Internal Revenue

ServicePayer's Request for Taxpayer Identification Number and Certification</td><td>Part 1 - Taxpayer Identification Number ("TIN") - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.</td><td>Social Security Number(s)
(If awaiting TIN, write "Applied For")

OR</td></tr>
<tr><td>Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.</td><td>Employer Identification Number(s)
(If awaiting TIN, write "Applied For")</td></tr>
<tr><td colspan="3">Part 2 – For payees exempt from backup withholding, please write "exempt" here (see Instructions):</td></tr>
</table>

Name: ____________________

Business Name: ____________________

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address: ____________________

City State Zip Code

Part 3 – Certification – under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) in "Part 3 - Certification" above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ____________________ Date ____________________, 2007

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFERING. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld

Signature of U.S. person ____________________ Date ____________________, 2007

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed facsimile copy thereof) together with accompanying certificate(s) representing the Golden China Shares in respect of which the Offer is being accepted must be received by the Depositary at its office by 11:59 p.m. (Vancouver, Canada time) on November 29, 2007/ 6:59 p.m (Sydney, Australia time) on November 30, 2007, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in paragraph 2 below is employed.

(b) The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Golden China Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained to the extent available. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c) Depositing Shareholders whose Golden China Shares are registered in the name of an investment advisor, stockbroker, bank, trust company, depositary or other nominee should contact such nominee if they wish to accept the Offer.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Golden China Shares pursuant to the Offer and either (i) the certificate(s) representing the Golden China Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Golden China Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) the Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its office in Toronto, Ontario, Canada, at or prior to the Expiry Time; and

(c) the certificate(s) representing Deposited Shares, in proper form for transfer, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s) must be delivered to the Depositary at its office in Toronto, Ontario, Canada.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mail to the Depositary at its at its office in Toronto, Ontario, Canada, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery not later than the Expiry Time. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than the Toronto, Ontario, Canada office of the Depositary does not constitute delivery for purposes of satisfying the guaranteed delivery.

An "Eligible Institution" means a Canadian schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is executed by a person other than the registered owner(s) of the accompanying certificate(s) or if the Sino Gold Shares or the cheque(s) are to be issued to a person other than the registered owner(s) or, in the case of cheque(s), sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Golden China, or if certificates representing Golden China Shares for which the Offer has not been accepted are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Golden China:

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4, "Guarantee of Signatures", below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the register of Shareholders maintained by Golden China, or if the Sino Gold Shares or the cash payable is to be issued or delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person's authority to act. Either the Offeror or the Depositary, at its discretion, may require additional evidence of such authority or any other additional documentation.

6. Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Golden China Shares, certificates representing Golden China Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block B on this Letter of Transmittal, then Block C on this Letter of Transmittal should be completed. If Block C is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block B or, if no address is provided in Block B, then it will be mailed to the address of such holder as it appears on the securities register of Golden China. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If fewer than the total number of Golden China Shares evidenced by any certificate submitted are to be deposited, fill in the number of Golden China Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Golden China Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Golden China Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block G on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9. Stock Transfer Taxes

Except as otherwise provided in this Instruction 9, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Golden China Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificate(s) representing Golden China Shares not tendered or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if tendered certificate(s) representing Golden China Shares registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Golden China Shares purchased unless evidence satisfactory to the Offeror of the payment of such taxes, or exemption therefrom, is submitted.

10. U.S. Shareholders

To prevent backup withholding tax with respect to payments made to a U.S. Shareholder pursuant to the Offer, the U.S. Shareholder is required to timely notify the Depositary of the U.S. Shareholder's taxpayer identification number ("TIN") by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such U.S. Shareholder is awaiting receipt of a TIN), and that (a) the U.S. Shareholder has not been notified by the Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (b) after being so notified, the Internal Revenue Service has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding.

If the Depositary is not timely provided with the correct TIN, such U.S. Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such U.S. Shareholder pursuant to the Offer may be subject to backup withholding.

Each U.S. Shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the registered holder of the Golden China Shares. If the Golden China Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which TIN to report. A U.S. Shareholder who does not have a TIN may write "Applied For" in Part 1 of the Substitute Form W-9 if such U.S. Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" in Part I of the Substitute Form W-9, (i) the U.S. Shareholder must also complete the "Certificate of Awaiting Taxpayer Identification Number" below in order to avoid backup withholding on payments made pursuant to the Offer and (ii) payments made will be subject to backup withholding unless the U.S. Shareholder has furnished the Depositary with his or her TIN by the time payment is made. A U.S. Shareholder who writes "Applied For" in Part 1 of the Substitute Form W-9 in lieu of furnishing a TIN should furnish the Depositary with the U.S. Shareholder's TIN as soon as it is received.

Certain U.S. Shareholders (including, among others, all corporations) are not subject to the backup withholding requirements described in this Instruction 10. To avoid possible erroneous backup withholding, a U.S. Shareholder that is exempt from backup withholding should complete the Substitute Form W-9 by providing its correct TIN, signing and dating the form, and writing the word "Exempt" in Part 2 of the form.

All Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and information reporting requirements and to determine which form should be used to avoid backup withholding.

11. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, if applicable, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal in the form set forth herein.

(b) If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All Depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable Law.

(d) The Offer and any agreement resulting from acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Golden China Shares pursuant to the Offer (other than to Soliciting Dealers and the Depositary), except as otherwise set forth in the Offer.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Golden China Shares, accompanying documents deposited pursuant to the Offer, and notices of withdrawal will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determinations shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Golden China Shares and accompanying documents. There shall be no duty or obligation of the Offeror, the Depositary (or any of their respective directors, officers, employees, agents or representatives) or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its offices listed on the last page of this Letter of Transmittal.

12. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary at its office in

Toronto, Ontario, Canada. The Depositary has been instructed to forward such letter to Golden China's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Golden China's transfer agent may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Share Offer prior to the Expiry Time.

13. Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection. It is available at computershare.com, or by writing to the Depositary at the addresses listed on the last page of this Letter of Transmittal. The Depositary will use the information provided on this form in order to process the undersigned Shareholder's request and will treat the Shareholder's signature(s) on this form as such Shareholder's consent to the above.

14. Assistance

The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Persons whose Golden China Shares are registered in the name of an investment advisor, broker, bank, trust company, depositary or other nominee should contact such nominee if they wish to accept the Offer.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer - Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

	For This Type of Account:	Give The Taxpayer Indentification
1.	Individual	Individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account
3.	Custodian account of a minor (*Uniform Gift to Minors Act*	The minor [2]
4.	(a) The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]
	(b) So-called trust that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or single-owner LLC	The owner[3]
6.	A valid trust, estate, or pension trust	The legal entity[4]
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational or other tax-exempt organization account	The organization
9.	Partnership or a multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school, district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the Person whose number you furnish. If only one person on an account has a social security number, that person's social security number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(v) A corporation.

(vi) A financial institution.

(vii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(viii) A real estate investment trust.

(ix) A common trust fund operated by a bank under Section 584(a).

(x) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(xi) A middleman known in the investment community as a nominee or custodian.

(xii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(xiii) A foreign central bank of issue.

(xiv) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE - Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

1. **Failure to Furnish Taxpayer Identification Number.** - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2. **Civil Penalty for False Information With Respect to Withholding.** - If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

3. **Criminal Penalty for Falsifying Information.** - Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Offer in Canada and internationally (except for CDI Holders in Australia) is:

Computershare Investor Services Inc.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario, Canada M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

100 University Avenue
9th Floor, North Tower
Toronto, Ontario, Canada M5J 2Y1
Attention: Corporate Actions

North American Toll Free Phone: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555
Facsimile: 1-905-771-4082
Email: corporateactions@computershare.com

Any questions or requests for assistance may be directed to the Depositary at its offices. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may also be directed to the Depositary. Shareholders may also contact their investment dealer, broker, bank manager, accountant, lawyer or professional advisor for assistance concerning the Offer.

Attachment 'C.'

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares
of
GOLDEN CHINA RESOURCES CORPORATION
pursuant to the Offer dated October 24, 2007 made by
SINO GOLD MINING (CANADA) LTD.
a wholly-owned subsidiary of
SINO GOLD MINING LIMITED
ABN 42 093 518 579


sinogold

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (VANCOUVER, CANADA TIME) ON NOVEMBER 29, 2007 / 6:59 P.M. (SYDNEY, AUSTRALIA TIME) ON NOVEMBER 30, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but your share certificate(s) are not immediately available or you are not able to deliver your share certificate(s) to the Depositary on or before the Expiry Time.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the offer dated October 24, 2007 (as it may be amended, the "Offer") made by Sino Gold Mining (Canada) Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Sino Gold Mining Limited, to holders of Golden China Shares (the "**Shareholders**") only if: (i) certificates representing the Golden China Shares to be deposited are not immediately available; or (ii) the Shareholder is not able to deliver the certificates and all other required documents to Computershare Investor Services Inc. (the "**Depositary**") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mail or courier or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

The Offer has been made on the basis of 0.2222 of a Sino Gold Share for each Golden China Share. Fractional shares will not be issued under the Offer. Instead, the number of Sino Gold Shares to be issued to each Registered Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the next whole number. For all rounding purposes, all Golden China Shares deposited by a Registered Shareholder will be aggregated. The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not otherwise defined in this Notice of Guaranteed Delivery have the respective meanings set out in the Offer and related Circular of the Offeror dated October 24, 2007 (as it may be amended, the "**Circular**").

The Depositary or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery. Persons whose Golden China Shares are registered in the name of an investment advisor, broker, bank, trust company, depositary or other nominee should contact such nominee if they wish to accept the Offer.

This Notice of Guaranteed Delivery cannot be used to accept the Offer for any CHESS Depository Instruments in respect of Golden China Shares ("CDIs"). Beneficial shareholders in Australia who hold Golden China Shares in the form of CDIs and who wish to accept the Offer must properly complete and execute the CDI Acceptance Form and return it to the address noted on that form prior to the CDI Expiry Time. See Section 3 of the Offer, "Manner of Acceptance - CDI Holders".

DO NOT SEND CERTIFICATES REPRESENTING GOLDEN CHINA SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR GOLDEN CHINA SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Golden China Shares pursuant to the Offer and either: (i) the certificate(s) representing the Golden China Shares is (are) not immediately available; or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Golden China Shares nevertheless may be validly deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined in the Offer);

(b) this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Golden China Shares, in proper form for transfer, together with the Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the "TSX") after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto office of the Depositary.

The undersigned understands and acknowledges that payment for Golden China Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of certificates representing such Golden China Shares, a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary to persons depositing Golden China Shares on the consideration payable by the Offeror for the Golden China Shares purchased by the Offeror, regardless of any delay in making such payment.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the maximum extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned, and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and permitted assigns of the undersigned.

THIS NOTICE MAY BE DELIVERED BY HAND, MAIL OR COURIER OR TRANSMITTED BY FACSIMILE TRANSMISSION TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO, CANADA, AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY NOT LATER THAN THE EXPIRY TIME. DELIVERY OF THE NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO, ONTARIO, CANADA OFFICE OF THE DEPOSITARY DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING THE GUARANTEED DELIVERY PROCEDURE.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

TO: SINO GOLD MINING (CANADA) LTD.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office in Toronto.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Golden China Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery".

GOLDEN CHINA SHARES (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)			
Certificate Number (s) (if available)	**Name(s) in which Registered (please print)**	**Number of Golden China Shares Represented by Certificate**	**Number of Golden China Share Deposited***
		TOTAL:	

*Unless otherwise indicated, the total number of Golden China Shares evidenced by all certificates to be delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)	
Signature(s) of Shareholder(s)	Address(es)
Name (please print or type)	E-mail address
Date	Postal Code/Zip Code
	Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Offeror via the Depositary of the certificates representing the Golden China Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed with the Offer or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Date: ______________________

The Depositary for the Offer in Canada and internationally (except for CDI Holders in Australia) is:

Computershare Investor Services Inc.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario, Canada M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

100 University Avenue
9th Floor, North Tower
Toronto, Ontario, Canada M5J 2Y1
Attention: Corporate Actions

North American Toll Free Phone: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555
Facsimile: 1-905-771-4082
Email: corporateactions@computershare.com

Any questions or requests for assistance may be directed to the Depositary at its offices. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may also be directed to the Depositary at its offices. Shareholders may also contact their investment dealer, broker, bank manager, accountant, lawyer or professional advisor for assistance concerning the Offer.

EXHIBIT INDEX

Exhibit Number	Description
1	Technical Report – Jinfeng Gold Mine, Guizhuo Province, China, dated 10 October 2007.
2	Technical Report – White Mountain Project, Jilin Province, China, dated 10 October 2007.

Exhibit 1

Jinfeng Gold Mine

Guizhuo Province, China

Report Prepared for

Sino Gold Mining Limited

Report Prepared by


SRK Consulting
Engineers and Scientists

10 October 2007

SRK Consulting (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

Jinfeng Gold Mine
Guizhuo Province, China

Sino Gold Mining Limited

Level 22, 44 Market Street, Sydney

SRK Project Number SIN015

SRK Consulting (Australasia) Pty Ltd

Mike Warren
mwarren@srk.com.au

10 October 2007

Compiled by:

Mike Warren
Principal Consultant
(Project Evaluations)

Peer Review by:

Dr Peter Williams
Principal Consultant
(Geology)

Authors:
John Chapman, B.Sc. (Chemical Eng), M.Sc. (Eng)
Kevin Holley, BSc (Geotech Eng) (Honours), MSc
Keith Leather, B Metallurgy
Richard Kosacz, MSc (Mining Geology & Eng)
Mike Warren, BSc (Mining Eng), MBA

Table of Contents

List of Tables

List of Figures

Disclaimer

The opinions expressed in this report have been based on the information supplied to SRK Consulting (Australasia) Pty Ltd ("SRK") by Sino Gold Mining Limited ("Sino"). The opinions in this report are provided in response to a specific request from Sino to do so. SRK has exercised all due care in reviewing the supplied information. Whilst SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

Summary

Location

The Jinfeng Project is located in the south-west region (Guizhou Province) of the People's Republic of China (PR China). The Project area is approximately 180 kilometres south-south-west of the provincial capital city Guiyang near Lannigou Village (105°50"34'E to 105°54"08'E, 25°06"48'N to 25°10"36'N), some 68 kilometres south-east of Zhenfeng County centre, Qianxinan Prefecture.

Ownership

Sino Guizhou Jinfeng Mining Limited is the operator of the Jinfeng minesite and is 82% owned by Sino Gold Mining Limited, with the remainder owned by Chinese companies.

Geology and Mineralisation

The Jinfeng project is a Carlin-style gold deposit located at the north-eastern corner of the Laizhishan Dome within a district known as the Golden Triangle. Jinfeng is the largest known example of a Carlin-style gold deposit in the Golden Triangle area.

The Jinfeng Gold Resource is hosted within and immediately adjacent to a series of interconnected major faults (locally known as F3, F2, F20, F7 and Rongban faults). The mineralisation consists of disseminated pyrite, arsenical pyrite and arsenopyrite which replace the shale and sandstone of the Middle Triassic Xuman Formation within the faults and in the immediate wall rock at the edge of the faults. The gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and so is very finely distributed through the deposit. This style of mineralisation has many similarities with the "Carlin Style" of deposits found originally in Nevada, USA. At Jinfeng the mineralised zone is 900m in strike, 10 to 30m in width and has been explored on the F3 and F7 down to a depth of 900m vertically below surface.

The controls on mineralisation are adequately understood such that the Jinfeng deposit can be efficiently mined by open pit and underground methods. The key characteristics of the deposit are understood both by the project development teams and by the regional exploration teams. Gold mineralisation occurred during or immediately after the third of a series of compressive deformation episodes identified at Jinfeng. The relationship between the host structure and gold mineralisation is the subject of ongoing research for the exploration teams.

Deposit Sampling

Details of the number of samples and their categorisation is shown in Table 1. In the upper part of the pit (Stage 1), approximately one third of the samples that have been analysed for Au have also been analysed for As, S, Hg and Sb. In the lower part of the pit (Stage 2) approximately half of the samples that have been analysed for Au have also been analysed for As, S, Hg and Sb.

Table 1: Number of Samples by Source, Structural Zone and Element

Samples by Source	Total	Stage 1 Pit [1]	Stage 2 Pit [1]
Adit Channel Sample	1,321	1,071	250
Diamond Drill Hole	2,240	863	1,377
Surface Trench	918	747	171
Total	**4,479**	**2,681**	**1,798**
Samples by Domain	**Total**	**Stage 1 Pit**	**Stage 2 Pit**
F2	262	256	6
F3	3,404	2,108	1,296
F20	127	85	42
F8	109	65	44
Rongban	577	167	410
Total	**4,479**	**2,681**	**1,798**

Samples by Element	Total	Stage 1 Pit	Stage 2 Pit
Gold (Au)	4,479	2,681	1,798
Sulphur (S)	1,695	857	838
Arsenic (As)	1,771	870	901
Mercury (Hg)	1,695	857	838
Antimony (Sb)	1,695	857	838

(1) Stage 1 (Upper) and Stage 2 (Lower) parts of the Open Pit

Resource Estimate

On 30 April 2007, Sino Gold released an updated Mineral Resource estimate for the Jinfeng gold deposit of 28.6 million tonnes at 5.0g/t gold, containing 4.6 million ounces. The table below summarises and compares the April 2007 estimate and the previous estimate published in February 2006.

Table 2: Jinfeng Mineral Resource estimate, February 2006 and April 2007

	April 2007				February 2006		
	(at 1.0 and 2.0 g/t Au cut-off grades)				(at 2.0 g/t Au cut-off grade)		
Resource Category	Tonnes	Grade	Ounces	Change	Tonnes	Grade	Ounces
	(' 000)	(g/t Au)	(' 000)		(' 000)	(g/t Au)	(' 000)
Measured	15,408	5.3	2,617	14%	13,420	5.3	2,287
Indicated	8,593	4.7	1,305	13%	7,766	4.1	1,029
Sub-total Measured + Indicated	24,001	5.1	3,922	14%	21,186	4.9	3,316

The Measured and Indicated Mineral Resources are presented here as the basis of and are inclusive of those Mineral Resources used to produce the Ore Reserves.

Processing Testwork

The various testwork programmes have established that gravity methods and direct cyanidation were not successful on the Jinfeng ores. Whole ore roasting, whole ore bio oxidation and whole ore pressure oxidation have all been successful metallurgically but have cost implications due to the components of the ore or of the capture of gaseous effluents, or of high acid or reagent considerations. Alkaline pressure oxidation was also not successful. Concentration by flotation which removed the naturally high carbonate levels of the ore and subsequent concentrate processing offered the best possibility of economic recovery of gold. Biological leaching of Jinfeng concentrate was demonstrated by Gencor in South Africa and oxidation and CIL gold recoveries of 93% and 94% were achieved.

Mine Planning

The cut off grades applied by Sino to the Ore Reserves estimates were 1.9g/t Au for the open pit and 2.9g/t Au for both the Rongban and HCG orebodies in the underground mine. The dilution and recovery factors that Sino applied to the open pit were 5% dilution at 0.5g/t Au with 100% recovery of the ore. The overall dilution and ore loss factors for the underground mine are 13.5% dilution and 12.9% ore loss.

SRK reviewed the methodology used by Sino to calculate cut-off grade, ore recovery and dilution and accepts the methods used and the resulting factors as reasonable. For the May 2007 estimate, the cut-off grade used a gold price of US$500/oz and a metallurgical recovery of 87.5%, both of which SRK believes are conservative.

Ore Reserve Estimate

The updated Ore Reserve estimate for the Jinfeng gold deposit totals 17.6 million tonnes at 5.7g/t gold, containing 3.2 million ounces, as shown in Table 3.

Table 3: Jinfeng Ore Reserve Estimate, May 2007

	Category	Tonnes	Grade	Gold
		'000	g/t Au	'000oz
Open Pit	Proved	5,276	5.2	889
(1.5g/t Au c/o)	Probable	503	3.9	63
Total OP		**5,779**	**5.1**	**952**
Underground	Proved	6,435	6.2	1,282
(2.9g/t Au c/o)	Probable	5,097	5.7	929
Total UG		**11,532**	**6.0**	**2,211**
Stockpile	Proved	254	5.7	47
Total Ore Reserve	Proved	11,965	5.8	2,218
	Probable	5,600	5.5	992
Total OP + UG		**17,565**	**5.7**	**3,210**

Construction Status

Sino reported in their June quarterly report as follows:

"Gold production commenced in mid-May following completion of lining the CIL dam. Commissioning and production ramp-up proceeded in line with expectations until continuous operation was impacted by rainfall across southern China in late June. Gold recovered totalled 9,840 ounces for the June quarter.

The crushing, grinding and BIOX® circuit capacity appear to be capable of comfortably achieving levels required to meet the design throughput rates of 1.2 million tonnes per annum.

Flotation recovery of up to 80% has been achieved. However, average recoveries have been impacted due to the flotation circuit operating intermittently as concentrate feed rates have been restricted during the ramp-up to BIOX® design capacity."

Interpretation and Conclusions

The Jinfeng mine has successfully achieved construction and commissioning and produced 5,800 ounces of gold in the June 2007 quarter. The open pit mine is developing further and the underground mine has commenced development.

SRK accepts that Sino's forecast as stated in the June 2007 quarterly report, is reasonable. The forecast is repeated below.

> "Following the slow start to production in July, it is anticipated the plant will ramp-up to design throughput and production levels over the course of the September quarter. Jinfeng's gold production is currently forecast to total 70,000 to 75,000 ounces for calendar 2007. "

Once the ramp-up of production is complete, the Jinfeng operation is forecast to initially comprise gold production of 180,000 ounces per annum.

Exploration at Jinfeng is targeting the continuation of the deposit at depth to extend the known underground Resource down-dip and down-plunge at the intersection of the F3 with the F7, which plunges east-south-east. SRK considers these targets to be reasonably prospective. The review of Sino's exploration program was conducted by Dr Stuart Munroe who was at that time (October 2006) a Principal Geologist with SRK Consulting. Dr Munroe was of the opinion that the character of the Jinfeng property and surrounding exploration tenements were of sufficient merit to justify the program proposed by Sino.

Recommendations

Geotechnical Recommendations

Golder (2003) noted that there were no site specific in-situ stress measurements and estimated stress characteristics from available literature. They also recommended that site specific testing was carried out. SRK consider that to reduce the risks associated with underground mining it is appropriate to establish the in-situ stress regime by site specific testing. SRK did not sight any evidence of in-situ stress testing, and it was understood from site personnel that in-situ stress testing has not yet been carried out, but is planned to be completed in the future.

No details of compaction methods or levels that may be achieved have been provided to SRK. SRK recommends that Sino complete more detailed waste placement studies to ensure the waste dump meets the required standards. Sino propose to have on-going consultancy applied to this issue as a feature of its operating plan.

1 Introduction and Terms of Reference

This report has been prepared for Sino Gold Mining Limited ("Sino" or "the Company"). The purpose of this report is to provide an Independent Technical Report to comply with the requirements on the Ontario Securities Commission, in particular National Instrument 43-101 ("NI43-101"). The sources of information for this report include personal inspection of the property by the authors, documents and data provided by Sino, previous reports by other experts and reports by other companies involved in the construction or commissioning of the Jinfeng gold mine. Each of the authors, with the exception of Mr Kosacz, inspected the Jingfeng gold mine in October 2006, with each author inspecting those aspects of the mine that relate to their personal expertise.

2 Reliance of Other Experts

SRK has reviewed and referenced reports by other experts including AMC Consultants, Golder Associates, Guizhou Metallurgical Design and Research Institute, Hatch, Matrix Consulting, Nanchang Engineering and Research Institute of Nonferrous Metals, State Council P.R. China, Sino Gold-NERIN, No. 2 Engineering Exploration Institute of Geology & Mineral Bureau of Guizhou Province, The No. 117 Team of Guizhou Metallurgical Design and Research Institute and URS Australia Pty Ltd. References are provided in Section 20 of this report.

For Resource and Reserve estimates, SRK has relied upon the Competent Person, as shown in Section 16.2.2.

• **Mr Phillip Uttley**, who is Sino Gold's Chief Geologist, takes responsibility for the information in this report which relates to the Mineral Resource estimate. He is a Fellow of The AusIMM and has over 25 years relevant experience in exploration and evaluation of gold deposits, including the estimation of resources in structurally controlled gold deposits and replacement-style gold deposits.

• **Dr John Chen**, who is Sino Gold's Manager – Mining Technical Services, takes responsibility for the information relating to the Ore Reserve estimate. He is a mining engineer with over 20 years experience in the mining industry and is a Member of The Australasian Institute of Mining and Metallurgy ("The AusIMM").

The Jinfeng pit design was generated by Mr Weifeng Li of West Swan Pty Ltd and provided to Sino for Ore Reserve reporting. The open pit Ore Reserve estimates were then audited by Mr Weifeng Li.

The SRK experts who contributed to this report are shown in Table 2-1.

Table 2-1: SRK Expert Team

Name and Qualification	Technical Discipline
John Chapman, B.Sc. (Chemical Eng), M.Sc. (Eng)	Environmental Engineering and Permitting
Daniel Guibal, Ingenieur Civil des Mines (Mining Engineer), MSc (Mathematics and Geostatistics)	Geostatistics, Resource Estimation
Kevin Holley, BSc (Geotech Eng) (Honours), MSc	Geotechnical Engineering
Keith Leather, B Metallurgy	Metallurgy and processing
Richard Kosacz, MSc (Mining Geology & Eng)	Geology, QA/QC,
Robin Simpson, BSc (Geology) (Hons), MSc	Geology, Geostatistics, Resource Estimation
Mike Warren, BSc (Mining Eng), MBA	Mining Engineering

3 Property Description and Location

The Jinfeng Project is located in the south-west region (Guizhou Province) of the People's Republic of China (PR China). The Project area is approximately 180 kilometres south-south-west of the provincial capital city Guiyang near Lannigou Village (105°50"34'E to 105°54"08'E, 25°06"48"N to 25°10"36'N), some 68 kilometres south-east of Zhenfeng County centre, Qianxinan Prefecture as shown in Figure 3-1 and Figure 3-2.

The property has been legally surveyed by Chinese authorities and the mining licence includes corner points of the tenement defined by Latitude and Longitude. Sino has also employed surveyors to confirm the site location and to control the positioning of infrastructure, plant and mine construction.

A plan showing the project infrastructure in relation to the exploration tenement boundaries is shown in Figure 3-3.


GUIZHOU PROVINCE
SICHUAN PROVINCE
Guiyang
Anshun
YUNNAN PROVINCE
Zhenfeng
Jinfeng
Kunming
Xingyi
Ceheng
GUANGXI PROVINCE
100km
to Nanning
N

Figure 3-1: Location Map – Jinfeng Gold Mine

Source: Sino Gold Mining Limited


JINFENG SITE LAYOUT
Kong Fang Village
Access Road
Exploration Camp
ROM Pad
Accommodation Village
Outline of Proposed Open Pit (2004)
Process Plant Site
Waste Dump
Lanniguo Village
N
500m
Flotation Tailings Pond
CIL Tailings Pond
2,780,000N
587,000E
Luofan River

Figure 3-2: Plan of Jinfeng Project Site

Source: Sino Gold Mining Limited


to Ruanma (2km)
Niuo
2785000N
EXPLORATION LICENCE BOUNDARY - 9.3km²
Tingshang
Access Road
Jinshan School
2784000N
Explosive Storage
Shizhu
Huangchang
2783000N
Open Pit
Process Area
2782000N
Waste Rock Dump
Lannigou
Luolai
Bainitian
2781000N
Diversion weir
Guochang
Accommodation Village
Sedimentation Dam
2780000N
EXTENDED PROJECT AREA - 42km²
Flotation tailings dam
CIL tailings dam
2779000N
586000E
587000E
588000E
589000E
590000E
591000E
Luolan
LEGEND
tenement boundary - exploration licence
tenement boundary - extended project area
mine infrastructure footprints
rivers
village

Figure 3-3: Location map of exploration tenement boundaries and Jinfeng infrastructure

Source: Sino Gold Mining Limited

Mining License
The mining license for both the open pit and underground mine was granted in May 2005 and is valid until May 2017. Details are provided in Table 3-1. In China it is normal to include the vertical dimension as part of the mining license. The Jinfeng mining license currently states that Sino is licensed to mine between 750m above sea level and 250m below sea level. Sino will need to apply to mine outside of these levels.

Table 3-1: Jinfeng Mine License

Mine	Mining License No.	Mining Area (km^2)	Mining Capacity (Mtpa)	Issue Date	Date for Renewal
Jinfeng	1000000510057	1.2843	1.2	May 2005	May 2017

Sino also has an Operating Permit for the mine and processing plant which was granted on 25 December 2006 and is valid until 25 December 2016. A copy of the permit, with translation, is shown in Appendix 1.

Jinfeng will apply for the final environmental and safety permit at the end of the 'trial production' period and the project has been shown to be operating within the predicted impacts presented in the EIA. Normal trial production is 3 months however Jinfeng has received approval from the provincial EPB for a 6 month trial production period. The period started on 17 May 2007.

Ownership
Sino Guizhou Jinfeng Mining Limited is the operator of the Jinfeng minesite and is 82% owned by Sino, with the remainder owned by Chinese companies as shown in Figure 3-4.


Sino Gold Mining Limited
China National Gold Corporation (CNGC)
Bureau of Geology & Mineral Resources (BGMR)
Prefecture & County Gold Corporation
100%
51%
29%
20%
Sino Mining Guizhou Pty Limited
Guizhou Lannigou Gold Mine Limited
Provincial Gold Corporation (PGC)
82%
15%
3%
Sino Guizhou Jinfeng Mining Limited (JFGL)

Figure 3-4: Ownership Chart for Sino Guizhou Jinfeng Mining Limited

Source: Sino Gold Mining Limited

Royalties and Encumbrances:
Partner Royalty: the Jinfeng CJV partner, Guizhou Lannigou Gold Mine Limited, is entitled to receive 3% of the net sales revenue of the gold produced each year;

BIOX® Royalty: A royalty (payable quarterly in arrears) is payable based on a dollar amount per ounce of gold. The amounts of the payments to be made under the BIOX® Licence Agreement are highly commercially confidential, and the Company is not able to publicly disclose those amounts.

No Back-in Rights: The Jinfeng project is not subject to any back-in rights.

Payments: A US$250,000 payment is still to be made to the CJV partner, Guizhou Lannigou Gold Mine Limited, pursuant to the Jinfeng CJV.

No other agreements apply to the Jinfeng project.

Encumbrances: the project is fully mortgaged according to the terms of a US$42million Senior Loan Facility made available to the Jinfeng CJV pursuant to a senior loan agreement dated

September 16, 2005 entered into between the Jinfeng CJV, SG Guizhou, the Company, Standard Bank plc, Bayerische Hypo-und Vereinsbank AG and China Construction Bank Corporation.

Environmental Liabilities:

Sino has committed to meet or exceed Health Safety and Environment performance standards as required by:

- Chinese legislation and standards
- International standards and codes of the mining industry and as indicated by applicable policies and guidelines of the International Finance Corporation ("IFC")
- Sino Corporate Policies

To ensure that IFC requirements will be met, an independent third party review of the Sino project proposal and Environmental and Social Impact Assessment ("ESIA") was commissioned (Golder, 2006). The ESIA provides a description of the proposed project and identifies potential social and environmental impacts.

A number of issues were identified in the initial third party assessment and as a result Sino agreed to a number of additional commitments to improve the environmental management and monitoring of the project. These additional commitments included completing:

- An Environmental Action Plan (EAP)
- An Acid Rock Drainage Management Plan
- A Hazardous Substances Management Plan
- A Water Management Plan
- An Emergency Management Plan
- Panel Review of Tailings Dams

Sino also agreed to completing biannual audits of compliance, health, safety and environment management system and that these audits would be completed by an appropriately qualified independent auditor.

The management of the CIL tailings impoundment water has been identified as a critical compliance issue and that uncontrolled and untreated discharge from this facility has the potential to significantly impact the receiving water quality in the Luofan River. To this end Sino has stated that prior to any discharge, the water will be tested for conformance with regulations regarding WAD cyanide and toxic metals. In the event that the water does not meet discharge criteria, the Environmental Manager will report any exceedances to the Plant Manager and the Plant Manager will have the responsibility for determining the action to be undertaken, such as halting CIL discharges. SGJM has also committed to the construction of water treatment plants at Jinfeng that if designed, built, operated, serviced and managed correctly, should substantially reduce the likelihood of exceeding licence conditions for the operation.

In general, as indicated by the third party reviewers, Sino has satisfactorily addressed all the issues identified to meet the IFC requirements. It is noted however that a soil balance has not yet been prepared for the project. Nonetheless Sino has demonstrated a commitment to protecting the environment and submitted to implementing environmental management and monitoring strategies that are expected to achieve the goals and standards to which Sino subscribes.

Sino has adopted the following pH and concentration limits for discharges from the CIL TSF into the Luofan River:

- 6 to 9 pH
- 0.1 milligrams/litre (mg/l) free cyanide (World Bank)
- 0.5mg/l WAD cyanide (World Bank)
- 0.5mg/l total cyanide (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 0.5mg/l total arsenic (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 0.1mg/l total cadmium (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 0.05mg/l total mercury (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 0.5mg/l total copper (Chinese Standard GB8978-1996 applying to Jinfeng Project)

- 1mg/l total lead (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 2mg/l total zinc (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 2mg/l total manganese (Chinese Standard GB8978-1996 applying to Jinfeng Project)
- 2mg/l total iron (World Bank)
- 15mg/l ammonia-N (Chinese Standard GB8978-1996 applying to Jinfeng Project)

Sino has committed to meeting Chinese National Class III receiving water standards. Standard concentration limits for sulphate, nitrate, iron, thallium and manganese in Drinking Water Quality Standard at Concentrative Surface Water Source (GB3838-2002) are used. Fecal coliform, TDS and total hardness concentration limits set in Sanitary Standard for Drinking Water (GB5749-85) are used.

Based on the available dilution within the Luofan River it is expected that should the discharge standards be met, that the receiving water quality objectives will likely be achieved.
Chinese air quality standards (GB3095-1996 class 2 and TJ36-79 residential region for arsenic) are to be applied to the site. Based on the proposed mitigative measures, it is anticipated these are likely to be met.

Significantly, Sino is committed to a zero discharge policy. While this will not be possible during the early stages of operations, Sino is looking toward developing a water treatment processes to allow total water recycle to the plant. The anticipated target for introduction of these processes is 1-2 years.

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography
The topography of the region has two distinct styles that are influenced by the underlying geology. The Jinfeng mine area is located on the watershed between the Beipan River to the east and the Luofan River to the west.

To the west of Jinfeng mine, where the lithology is predominately Permian karstic limestone, the topography is rugged and has features that are typical of Karst. The range of elevation is from approximately 350mRL to nearly 1,150mRL. Sinkholes are common and are commonly very large. Surface water is somewhat intermittent within this terrain, with many water courses flowing in cave systems below surface. During the wet season, according to Sino site personnel, very large flows can develop in subterranean river systems. Golder (2003) formed the opinion that this will not have a direct impact on the mine-site, although it is an issue for the access road to the mine and possibly for the future location of infrastructure.

The topography at the Jinfeng mine site is not as rugged as it is within areas underlain by Karst. There are, however, substantial topographic variations from about 400mRL to 760mRL with natural slopes ranging from 20 to 35°. The Jinfeng mine area is underlain by Triassic sandstones, siltstones and mudstones.

Access
The Jinfeng mine is connected to the Provincial road system by 12km of sealed access road. The road to Jinfeng reverts to 72km of unsealed road through the mountainous region before connecting to sealed roads and highways. The County has recently agreed to seal the remaining 72km section of the access road.

The main access road to the site and plant has been constructed as a "Class 4" road by the Provincial Government. From discussions on site, SRK understands that Provincial Government will also have responsibility for maintaining this road.

Nearest population centre
There are four administrative villages in the Jinfeng area, Bai Ni Tian, Shi Zhu, Tingshan and Niluo with a population ranging from 1200 to 500. The nearest larger population centre to Jinfeng by road is Lanniguo village which is a natural village, part of the Bai Ni Tian, with a population estimated at 470. Lannigou village is approximately 1.6 km from the Jinfeng mine and 1.9 km from the flotation tailings storage facility ("TSF")."

Climate
Located in the subtropical humid monsoon zone, Guizhou Province enjoys a warm and humid climate with cool summers and mild winters. Climatic conditions should allow the Jinfeng project to operate all year, however seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200mm which falls primarily from May to August. The yearly average temperature is 19°C with it ranging between 6°C and 30°C. The rainfall and temperature records from January 2006 to June 2007 are shown below in Figure 4-1.


Weather trend
mm
550
450
350
250
150
50
-50
Centigrade
45
40
35
30
25
20
15
10
5
0
2006 Rainfall
2007 Rainfall
2006 TempMax
2007 TempMax

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2006 Rainfall	1.5	29.5	28.5	16.5	101.9	446.7	176.4	109.5	27.2	117.7	40.4	6.7
2007 Rainfall	33.65	26.5	10.2	64.4	115.0	279.5						
2006 TempMax	14.1	14.8	20.8	28.7	29.6	29.1	33.1	31.5	30.4	25.6	22.3	19
2007 TempMax	11.8	22.1	21.0	39.0	42.0	35						

Figure 4-1: Jinfeng area rainfall and temperature records, Jan 2006 to June 2007

(Source: Sino Gold Mining Limited)

Surface rights
Jinfeng has obtained a mining license which allows full surface rights for access and mining of the deposit. A copy of the mining license is provided in Appendix 1.

Infrastructure and Services

Electrical Power Supply: The 110kV electric power line connected to the Provincial electrical grid has been extended 42km from Zhenfeng. The forecast demand from the Jinfeng site is approximately 22MW. A backup 1.2MW diesel set is on site to provide power if the grid connection is interrupted. Electrical power cost for the Jinfeng site is forecast by Sino at US$0.05 per KWHr. Sino expressed some concern that the local power authority may not be able to meet the full demand of the region if several other future users come on line. The problem has been partly resolved by adding an extra feeder (currently in construction) in the first segment of the supply line to Xingren which reduces the impact of the overloading at the far end of the feeder, near the generation plants. In the longer term Sino has agitated for an additional feeder line to be constructed from Ceheng. The capital cost of such a project is estimated at 6M RMB (US$800,000) to construct approximately 22km line plus a breaker and other switching equipment at Ceheng. The line design has been completed and the construction time is estimated at 3 months. Sino has made a contingency provision in the 2007 Capital Budget for this expenditure.

Water Supply: Water requirements are estimated at 7,200m^3/day which will be sourced from the Luofan River and pumped to the process plant via a 3km pipeline. The Datian hydroelectric scheme normally draws water from upstream Luofan and discharges it into Beipan River, bypassing Jinfeng's raw water extraction point. The Datian scheme has a regulatory requirement to control draw-off so that a minimum residual flow in the Luofan River of 1,300L/s is always maintained which easily exceeds Jinfeng's required take-off volume. There is a slight possibility that the Datian scheme may ignore the regulation and draw off more water for power generation and leave Jinfeng with insufficient water flow. Sino has studied several alternatives, including 1) a very large aquifer under the Laizishan limestone dome which can be accessed from shallow bores and 2) the Beipan River is about 6km from Jinfeng and some water supply may be available. Flows in the Beipan River are 20-50 times those in the Luofan River. SRK believes Sino has made adequate provisions to ensure a reliable and sufficient water is available to the project.

Workforce: China has a well established mining contractor skill base. The mining contractor at Jinfeng has experience at a wide range of civil construction and earthmoving projects and is a subsidiary of one of the top ranking construction companies in China. The underground mining workforce will be based around experience underground miners from Sino's previous mine at Jinchialing. The process plant operators will be drawn from a range of reasonable well experienced workers, many of whom have qualifications in chemical engineering and metallurgy. There are few operators in China with experience in BIOX® but the skills will initially be provided by expatriates who will provide training to the Chinese employees. Maintenance skills are readily available in China, as are administrative and accounting skills. The forecast workforce throughout 2007 is shown in Table 4-1.

Table 4-1: Forecast Workforce Numbers, 2007

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
SUMMARY (JF EMPLOYEE ONLY)												
GM	7	7	7	7	7	7	7	7	7	7	7	7
SUPPLY	36	36	40	42	43	43	43	43	43	43	43	43
CATERING	3	3	3	3	3	3	4	4	4	4	4	4
SAFETY	13	13	13	13	13	13	13	13	13	13	13	13
CLINIC												
C/ RELATION - SITE	10	10	11	11	11	11	11	11	11	11	11	11
TRAINING	23	23	23	22	22	22	22	22	22	22	22	22
FINANCE	11	11	11	12	13	13	13	13	13	13	13	13
H/RESOURCE	6	6	6	6	6	6	6	6	6	6	6	6
E/RELATION - GUIYANG	7	7	7	7	7	7	7	7	7	7	7	7
EVIRONMENT	13	13	13	13	13	13	13	13	13	13	13	13
SECURITY	3	3	3	3	3	3	3	3	3	3	3	3
MINING	37	37	39	39	39	40	40	40	40	40	40	40
MINE GEOLOGY	42	43	43	43	43	43	43	43	43	43	43	43
PROCESSING	87	101	101	101	101	101	101	101	101	101	101	101
ENGINEERING	91	101	118	114	118	123	131	139	141	151	153	153
TOTAL	389	414	438	436	442	448	457	465	467	477	479	479

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
EXPAT/ NATIONAL												
EXPAT	11	11	11	10	10	10	10	10	10	10	10	10
NATIONAL	378	403	427	426	432	438	447	455	457	467	469	469
TOTAL	389	414	438	436	442	448	457	465	467	477	479	479

SRK notes that the percentage of expatriate workers is less than 3%, so that 97% of the workforce is intended to be Chinese. Sino has a target that 50% of the employees will be drawn from the local area and proposes to give preference to workers from Guizhou Province.

Areas for tailings storage, waste storage and plant site: As shown in Figure 3-2 and Figure 3-3, the Jinfeng site has established areas for TSF's, waste storage and the plant site. All of these areas have been commissioned and are in use.

5 History

5.1 History of the Project

Initial discovery of Jinfeng was in the early 1980's by following up on the source of regional stream sediment surveys. Subsequently the 117 Team defined a 1.5Moz deposit by mapping, surface trenching, development of a number of exploration adits and drilling. From 2002 Sino has been further delineating the Resource and incrementally adding to the size of the deposit. The history of the Jinfeng project is shown in Table 5-1.

Table 5-1: Jinfeng Timeline from Discovery to Development

Dates	Activity
1986	Discovery of the Jinfeng deposit
1990	Newmont and BHP assessed the Jinfeng deposit
2001	Sino won Guizhou Government tender
April 2004	Bankable Feasibility Study completed
February 2005	Development commenced
May 2005	Mining Permit granted
December 2006	Gold Operating Permit Granted

Geophysics

Regional gravity, regional magnetic and detailed IP geophysical techniques have been employed at Jinfeng to assist with the exploration work undertaken. It is not expected that geophysical techniques will be employed during mining or during the deep drilling exploration on the Mine Lease.

Surface

Initial surface work by The 117 Team involved the collection and analysis of a regional stream sediment survey. Follow-up of a significant anomaly was sourced back to the prominent topographic high where the current Resource is exposed at surface. Detailed geological mapping, rock chip sampling and trenching at surface was started by The 117 Team and has been extended by Sino during more recent exploration in the Mine Lease and surrounding exploration license.
Geological mapping and sampling of the deposit was possible in shallow surface mines that extended to the base of weathering (approximately 15 to 20m below surface). There are no reliable estimates of the amount of gold or mercury that were recovered from these workings.

Underground

The 117 Team developed a number of exploration adits into the upper parts of the deposit in the 1980's, mapped and sampled the walls of the adits and provided insights into the variability in distribution of gold mineralisation and controls on mineralisation. Reconnaissance mapping and analysis of sampling revealed a strong control on thicker and higher-grade mineralisation in the F3 (main ore zone) between zones of strong shear faulting. The F3 has a strong control on the location of gold mineralisation, however the later shear zones partition the gold within the F3 structure.

The 117 Team sampled and analysed only for gold in the adits. Sino drilled a number of horizontal drill holes between cross cuts into the adits which allowed a check on the gold assay and also allowed for analysis of sulphur, arsenic, mercury and antimony of the mineralised zone in this part of the deposit, which will likely fall within the Stage 1 open pit.

Sino reported that the underground portal has been completed, as shown in Figure 5-1. The decline to access the underground deposit has progressed approximately 200m with little geotechnical instability. The face of the decline is reported to be below the oxidised layer and in strong rock and Sino do not anticipate any significant geotechnical issues for the on-going development of the decline.


锦丰地下矿
JIN FENG UNDERGROUND MINE
安全第一

Figure 5-1: Jinfeng underground mine portal

5.2 Mine and Plant Production

The Jinfeng open pit mine was commissioned progressively from April 2007 with production commencing in May 2007. The open pit mine continued stripping of waste and mining of ore to the Run of Mine ("ROM") stockpile. At 30 June 2007, ore stockpiles totaled 276,728 tonnes. Operation of the processing plant allowed gold recovered to total 9,840 ounces for the June 2007 quarter.

6 Geological Setting

6.1 Regional Geology

The Jinfeng project is a Carlin-style gold deposit located at the north-eastern corner of the Laizhishan Dome within a district known as the Golden Triangle. Jinfeng is the largest known example of a Carlin-style gold deposit in the Golden Triangle area.

The Laizhishan Dome exposes Silurian to Late Triassic age sedimentary rocks that were originally deposited in the predominantly marine Youjian Basin and have subsequently been folded and uplifted to form a number of regional scale domes including the Laizhishan Dome (Figure 6-1).

The Basin occurs at the southwest margin of the Precambrian Yangtze Craton, the edge of which may have acted both as a site for the initial basin formation and as a buttress against which later folding (a result of crustal shortening during compression) was focussed. Within the Basin, most of the known gold occurrences occur within folded Triassic limestone, marl (silty limestone) and siltstone near an unconformity with underlying Permian limestone and dolomite.

Regional geological constraints indicate the Jinfeng area underwent a number of extension events during the Carboniferous and Permian, but then again in the Early Triassic and Middle Triassic periods. Each of these extension events created faults that accommodated the extension and facilitated formation of the Basin in which the sedimentary rocks formed. Three folding events (probably Late Triassic and Jurassic in age) have also been identified at Jinfeng.


LEGEND
RONGBAN
HCG
F3 FAULT
F2 FAULT
F7 FAULT
F20 FAULT
200m

Figure 6-1: Jinfeng Area Regional Geology

(Source: Sino Gold Mining Limited March 2006 Quarterly Report)

6.2 Deposit Geology

The Jinfeng Gold Resource is hosted within and immediately adjacent to a series of interconnected major faults (locally known as F3, F2, F20, F7 and Rongban faults). The mineralisation consists of disseminated pyrite, arsenical pyrite and arsenopyrite which replace the shale and sandstone of the Middle Triassic Xuman Formation within the faults and in the immediate wall rock at the edge of the faults. The gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and so is very finely distributed through the deposit. This style of mineralisation has many similarities with the "Carlin Style" of deposits found originally in Nevada, USA. At Jinfeng the mineralised zone is 900m in strike, 10 to 30m in width and has been explored on the F3 and F7 down to a depth of 900m vertically below surface.

Jinfeng has been mined in the past at the surface where the mineralisation is exposed and has been oxidised by natural weathering processes. Initially the deposit was a source of mercury and later a source of gold for local miners.

Geologically, the Jinfeng deposit can be divided into three major domains (Figure 6-2):

- Mineralisation on the west-north-west trending F3 fault and at the intersection of the F3 with the F7 fault at depth (the F7 is not exposed at surface within the proposed mine, Figure 8-1). These structures host approximately 80% of the gold within the current Resource. These structures are the major features of the Huangchanggou part of the deposit at Jinfeng

- Mineralisation associated with the F2 fault, which strikes orthogonally to the F3 and forms the northern edge of the Huangchanggou deposit
- Mineralisation hosted by a number of narrower north-west trending faults at Rongban (the Rongban deposit, Figure 3-2), separated from Huangchanggou by the F2 fault and largely related to the F12 fault.

Gold at Jinfeng is associated mainly with arsenic-rich pyrite and minor arsenopyrite. The gold grade to sulphur ratio, the gold to arsenic ratio and the gold to mercury ratio are related, but are internally variable within the deposit. Arsenic, gold and mercury deposition were controlled by the same series of faults but were probably deposited over slightly different time intervals. As a result, the distribution of each element within the deposit is slightly different, resulting in some variability in gold: arsenic and gold: mercury ratios at the mining scale.

The average and maximum values of elements and minerals of interest in the Resource is shown in Table 6-1.

Table 6-1: Elements and Minerals of Interest to Mining and Recovery of the Gold Deposit at Jinfeng

Element or Mineral	Resource Average *	Resource Maximum
Gold (Au)	4.9g/t	
Arsenic (As)	2857ppm	5.4% (54,000ppm)
Sulphur (S)	1.6ppm **	4.83ppm
Mercury (Hg)	37ppm	1,100ppm
Antimony (Sb)	50ppm	1,500ppm

* September 2007 re-estimate (SRK October 2007)

The sulphur content of the deposit is of particular interest as the gold within the deposit is almost entirely refractory, i.e. the gold is physically or chemically locked up in the sulphide crystal structure or within the atomic lattice of the sulphides. As a result, gold extraction requires chemical destruction of the sulphide complex to release the bulk of the gold.

Based on the February 2006 Resource, the sulphur for the deposit is shown in Table 6-2 for 40m thick horizontal slices. The mine schedule allows for mining to Level 570 metres Reduced Level (mRL) in the first 2 years, to Level 520mRL in the Stage I pit and to Level 430mRL in the stage II pit.

Table 6-2: Sulphur and Arsenic Estimated from the February 2006 Resource Estimate

RL From	RL To	Sulphur (%)	Arsenic (ppm)
780	740	0.43	1472
740	700	0.89	2451
700	660	0.82	1910
660	620	1.05	2524
620	580	1.18	2987
580	540	1.29	2896
540	500	1.33	3171
500	460	1.35	3141
460	420	1.58	3555
420	380	1.65	3485
	Weighted Average	**1.25**	**2929**

The April 2006 Ore Reserve Estimate includes the sulphur and arsenic estimates as shown in Table 6-3.

Table 6-3: Sulphur and Arsenic Estimated from the April 2006 Ore Reserve Estimate

	Sulphur (%)	Arsenic (ppm)
Stage 1 Pit	1.37	3655
Stage 2 Pit	1.52	4211
Underground	1.93	3726
Weighted Average	**1.79**	**3782**

The Stage I Pit estimates for Sulphur are of interest as the total sulphide and sulphide to gold ratio are factors for consideration in the processing design of the ore. Sulphur analyses in the upper parts of the deposit may have a negative bias, caused by reliance on channel samples from the old adits which have been used to estimate sulphur. The original adits were constructed by The 117 Team in the late 1980's, however channel samples taken at that time were not analysed for Sulphur or Arsenic. In 2002 Sino re-sampled the adits for Sulphur analysis after the walls had partially oxidised, hence it is expected there is a negative bias in the Sulphur estimates. At the time or writing this report, some analyses from a detailed RC drilling program in the upper part of the pit within the F3 Resource domain had been done which indicated the upper parts of the Stage I Pit is likely to have an average sulphur grade of 1.5%, although these analyses were incomplete at the time of writing this report. This agrees well with the underground horizontal drill holes completed by Sino in 2002 which returned from 1.4% to 1.5% sulphur in the F3 Resource domain. This level of sulphur is at the lower end of the specification set by the process engineers, but is within specification for optimisation of the recover process.

Some blending of slightly above average sulphur ore with slightly lower than average sulphur ore may be required to provide the process with the required gold to sulphur ratio and total sulphur content required.


587,000E
250m
2,783,000N
Outline of proposed Open Pit (2006)
Rongban
F8
F2
F3
F7
F20
F5
LEGEND
Triassic
Permian
Limestone
Fault
Thrust Fault

Figure 6-2: Major Structures at Surface in the Jinfeng Project Area
(Source: Sino Gold Mining Limited)

7 Deposit Type

The Jinfeng project is a Carlin-style gold deposit located at the north-eastern corner of the Laizhishan Dome within a district known as the Golden Triangle. Jinfeng is the largest known example of a Carlin-style gold deposit in the Golden Triangle area.

8 Mineralization

8.1 Controls on Mineralisation

The geology of the Jinfeng deposit forms the basis of exploration for similar deposits in similar structural settings within Guizhou Province and Guangxi Province, with a particular focus on the Laizhishan Dome and the potential within trucking distance of the Jinfeng processing plant.

The controls on mineralisation are adequately understood such that the Jinfeng deposit can be efficiently mined by open pit and underground methods. The key characteristics of the deposit are understood both by the project development teams and by the regional exploration teams. Gold mineralisation occurred during or immediately after the third of a series of compressive deformation episodes identified at Jinfeng. The relationship between the host structure and gold mineralisation is the subject of ongoing research for the exploration teams.

The controls on mineralisation at Jinfeng within preferentially mineralised faults are well understood for this deposit. The intersection between the F2 and F3 faults and the location of the Xuman sandstone units in the hangingwall of the F3 fault are important controls on mineralisation (see Figure 8-1). As a result, there are a number of thicker, high grade pods at intersections of the F3 with the F7 and F2 at Jinfeng. In addition, it has been observed that within individual structures such as the F3 there is a strong control on gold mineralisation by numerous late shear zones that compartmentalise higher grade and thicker zones of mineralisation within the F3. This overprinting relationship may have a fundamental control on the location of the Resource within an early (extension) fault which is strongly overprinted by late faults (compression).

Within the deposit there is a strong correlation between gold and sulphur (in the form of sulphide). Mercury and antimony are later than the gold-forming events, although there remains a spatial correlation between mercury, antimony and gold as a result of common controls by the major faults. The distribution of arsenic within the deposit is less well understood. High arsenic can occur without high gold, although high gold values will more commonly be associated with higher arsenic. Arsenic distribution is not directly proportional to gold because the late overprint of mercury (orpiment and realgar mineralisation) which does not contain gold but is associated with some of the arsenic mineralisation.

Figure 8-1 shows the main ore zone in the proposed open pit on the F3 fault and the main ore zones at depth in the F3 and at the intersection of the F3 with the F7-F20 fault system.

At Rongban, narrower, moderately dipping faults host narrower zones of silicification, sulphide replacement and accompanying gold mineralisation. Figure 8-2 illustrates the numerous moderately dipping mineralised faults that have been defined by exploration drilling.

The Rongban faults are likely to be a result of activation of thrust faults during the two major NE-SW-directed compression events that have been observed at Jinfeng. By comparison, the F3 structure is likely to be an early fault, formed during Basin development, which has subsequently been reactivated during and after the compression events.

The current Jinfeng pre-strip pit is routinely mapped by the project geologists to assist in identifying the limits to zones of mineralisation. Mark up of the mineralised domains will initially be done by the survey team based on blast hole sample analyses. It is expected that the geologists will be responsible for visually identifying the limits to the mineralised material in the pit after mark up by the survey team.


S
N
600RL
400RL
200RL
-200RL
1300mE
200m
HDDS 160
6m @ 4.4g/t
LEGEND
Triassic
Bianyang Sandstone
Niluo Mudstone
Niluo Marker Bed
Xuman Sandstone
Xuman Mudstone
Xuman Sandstone Interbeds
Xuman Mudstone & Limestone
Fault
Drillhole on section
Drillhole off section

Figure 8-1: Section 1960E through the Jinfeng Deposit

(Source: Sino Gold Mining Limited)


W
E
RONGBAN AREA OF JINFENG PROJECT
SECTION 920N - LOOKING NORTH
RDDS41
ZK8108
RDDS18
RDDS25
RDDS33
ZK8108
23.4m @ 2.8gpt
RDDS41
24.0m @ 6.7gpt
RDDS18
15.0m @ 4.5gpt
RDDS25
5.0m @ 8.2gpt
RDDS33
1.0m @ 2.0gpt
F5 Thrust
F8
F7
100m
Outline of February 2006
resource blocks
LEGEND
Triassic
Bianyang Sandstone
Nilou Mudstone
Xuman Sandstone
Xuman Mudstone
Nilou Marker
Lithological Contact
Fault
800E
1000E
1200E
600RL
500RL
400RL
300RL

Figure 8-2: Drill Section of the Rongban Fault Controlled Mineralisation

(Source: Sino Gold Mining Limited March 2006 Quarterly Report)

8.2 Ore Categories

For grade control purposes, ore categories are assigned and marked up in the open cut mine for the mineralised domain ahead of digging. Ore block limits and categories are determined by:

- Ordinary Kriging of the blast hole sample assays for Au, As, S, Hg, Sb
- Blocks that are less than 1.5g/t Au are expected to be mined as waste
- Blocks that are above the 1.5g/t Au cut off but contain As greater than acceptable limit of 5,000ppm are expected to be mined as waste, or may be sent to a high As stockpile for possible later blending with low As material. The As levels must be maintained below acceptable limits defined by the processing technique to optimise bio-oxidation of the sulphide and liberate the gold
- Blocks that are above the 1.5g/t Au cut off but contain low sulphur (S less than 1.5%) are expected to be stockpiled for possible later blending with high sulphur material. The sulphur grades must be maintained within limits defined by the processing techniques, which aim to oxidise the sulphides to liberate the gold
- Blocks that are above the 1.5g/t cut off but contain high sulphur (S greater than 2.25%) are expected to be stockpiled for possible later blending with low sulphur material.
- For blocks that are within processing specification for As (As less than 5,000ppm), and S (S between 1,5% and 2.25%), there are three ore categories expected to be assigned, being "Low Grade" (Au 1.5 to 3g/t), "Normal Grade" (Au 3g/t to 8g/t) and "High Grade" (greater than 8g/t Au).

A summary of the ore categories is shown in Table 8-1.

Table 8-1: Ore Categories Defined from Blast Hole Samples

Ore Category	Au		S		As		Sb	Hg
	Low Limit ppm	Upper Limit ppm	Low Limit %	Upper Limit %	Low Limit ppm	Upper Limit ppm	ppm	ppm
Low Gold	1.5	3	1.5	2.25	0	5,000	<500	<450
Normal	3	8	1.5	2.25	0	5,000	<500	<450
High Gold	8	>8	1.5	2.25	0	5,000	<500	<450
Low Sulphur	1.5	>1.5	0	1.5	0	5,000	<500	<450
High Sulphur	1.5	>1.5	2.25	>2.25	0	5,000	<500	<450
High Arsenic	1.5	>1.5	1.5	2.25	5,000	>5,000	>500	>450

9 Exploration and Drilling

9.1 Drilling and Sampling

Drilling at Jinfeng was started by 117 Brigade and has been continued by Sino. The Brigade drilled 77 diamond drill holes from surface and 176 holes underground (from the adits), predominantly into the upper parts of the deposit and sampled half-core for gold only. Only those parts of the drill core that were considered likely to contain at least some gold were analysed. The remainder of the core was not sampled. The lack of sulphur and arsenic analyses in the upper parts of the deposit provides a gap in the information base in that part of the deposit. This has been partly infilled by surface reverse circulation (RC) drilling in the pit and horizontal drill holes within the adits, completed by Sino. The sulphur model will be generated in future by the grade control drilling program from blast holes drilled within the open pit.

Drilling at and nearby Jinfeng during 2006 totalled 43km of drill holes in 111 drill holes. The drilling by Sino as at the end of 2006 in the Jinfeng area totalled 105km in 272 drill holes, as shown in Table 9-1.

Table 9-1: 2006 and total drill holes and metres

Program	No. of Holes	Metres drilled	Cumulative No. of holes	Cumulative metres drilled
Deep and infill	48	25,930	154	78,148
Rongban	26	8,909	64	16,122
Regional – Jinfenf JV	7	2,271	24	4,997
Regional – Jinluo JV	30	5,896	30	5,896
Total	111	43,006	272	105,163

Drill core is cut into half-core, sampled and assayed for Au, As, S, Hg and Sb. The drill core is predominantly NQ size (47.6mm diameter, approximately 70% of the core taken). PQ size core (85mm diameter) and HQ size core (63.5mm diameter) have also been taken. Only those parts of the drill core that were considered likely to contain at least some gold were assayed. The remainder of the core is not assayed at this stage.

In addition to the exploration and delineation drill holes, Sino have drilled a number of closely spaced, angled RC holes (40m along strike by 40m down dip) within the F3 shear zone at surface to provide some grade control and additional information on S and As for the initial open pit mining. There is reported good reconciliation between the grades and tonnages so far returned from the close spaced RC drilling and the blast hole samples in the top benches of the pit.

Blast hole grades and geological mapping from previously mined benches will be used as a guide to determine the likely position of ore blocks ahead of blast hole sampling on current benches.

Drilling during the June 2007 quarter continued to extend the deep and upper zones which both remain open along the plunge to the east-southeast. Nine diamond drill rigs are active at Jinfeng and key assay results from drilling undertaken during the quarter are shown in Table 9-2.

Table 9-2: Key assay results since March 2007

Hole No.	Section	Zone	From (m)	Interval (m)	Grade (g/t Au)
HDDS154E	2080E	Deep	858	3.0	24.0
HDDS154F	2120E	Deep	857	6.0	7.6
"	"	Deep	871	4.0	7.8
"	"	Deep	888	6.0	4.0
HDDS161	2120E	Deep	851	28.0	1.7
HDDS161A	2160E	Deep	909	5.0	4.6
HDDS161B	2160E	Deep	901	20.0	7.4
HDDS163A	2000E	Infill	611	24.0	6.4
HDDS167	2120E	Upper	547	4.0	2.6
HDDS170	1920E	Infill	594	7.0	12.3

Note: All intercepts are downhole intervals and based on 1.0g/t gold cut-off grade. Blending of high sulphur and high arsenic material may be required before processing

HDDS167 intercepted 4m at 2.6g/t gold in the most southeasterly drillhole in the upper zone. This hole contains a wider (17m at 1.2g/t gold) intersection of low-grade gold and strong arsenic mineralisation, with the arsenic suggesting that this mineralised zone could be continuing further southeast. Drilling is continuing with the aim of testing this potential extension to the upper zone.

The long section below illustrates the intensity of mineralisation and the location of key recent results in the deep high-grade zone plunging east-southeast along the intersection of the F3 and F7 Faults.

Drillhole HDDS161B drilled through a strongly mineralised zone and assays received to date have returned 20m at 7.4g/t gold from 901m downhole. This intercept has extended known mineralisation 40m down-plunge to the east.

Further step-out drilling is underway and is targeted to intercept the deep zone a further 40m down-plunge to the east. In order to drill deeper holes down plunge, a more powerful Boart Longyear multi-purpose drill rig is being mobilised to Jinfeng.

During the quarter, one drill rig commenced testing of favourable rock types adjoining the major mineralised faults approximately 800m southeast of the Jinfeng orebody, aimed principally at extensions of the F3 and F7 Faults. Near-term targets are southeast, northwest and down-dip of the Jinfeng orebody.

SRK considers the exploration data regarding the Jinfeng deposit to be reliable as Sino employ skilled and experienced professional geologists who design and manage drilling and sampling protocols to international standards, uses accredited laboratories and analysis techniques, including check samples, for sample assays, and prepare reports to international standards.

Key drill results since the prospectus for the listing on the Stock Exchange of Hong Kong Limited are shown in Figure 9-1.


W
JINFENG LONG SECTION
E
400RL
200RL
00RL
-200RL
-400RL
LEGEND
1000 - 2500 gram metres
500 - 1000 gram metres
250 - 500 gram metres
100 - 250 gram metres
50 - 100 gram metres
25 - 50 gram metres
0 - 25 gram metres
200m
1200E
1600E
2000E
HDDS126
47m @ 11.6g/t
HDDS139B
31m @ 4.8g/t
HDDS153
12m @ 5.2g/t
HDDS153C
22m @ 5.7g/t
HDDS154A
36m @6.5g/t
HDDS154B
14m @ 17.1g/t
HDDS171
in progress
Planned step-out hole
HDDS167
4m @ 2.6g/t
+ wide arsenic
HDDS154
17m @15.2g/t
HDDS154C
56m @ 6.1g/t
HDDS154D
19m @ 6.0g/t
HDDS161B
20m @ 7.4g/t
in progress

Figure 9-1: Jinfeng Long Section with key June 2007 quarter drill results

Source: Sino Gold Mining Limited

9.2 Jinfeng Mine Lease Exploration Potential

Exploration at Jinfeng is targeting the continuation of the deposit at depth to extend the known underground Resource down-dip and down-plunge at the intersection of the F3 with the F7, which plunges east-south-east. SRK considers these targets to be reasonably prospective.

9.3 Jinfeng near Mine Exploration Licences (JF42)

Three Jinfeng JF42 JV exploration licences have been consolidated into one Joint Venture as part of the Jinfeng Project, surrounding the Mining Lease, which is 82% held by Sino (Figure 9-2 and **Error! Reference source not found.**). Since 2004, the JV exploration licences have been explored by Sino for Carlin-style replacement gold mineralisation similar to that at Jinfeng.

Exploration on the JF42 licences aims to identify additional Resources which could add to the current Jinfeng project or become a stand alone operation. Exploration to date has been unable to significantly add to the Resource that exists on the Jinfeng Mine Lease.

The current exploration program for 2007 is concentrating on mapping and identification of deeper targets. The surface drilling programs have been completed, and have been unable to add to the Resource. There remains potential for deeper targets which may have underground mining potential. Deeper targets may have a slightly different style of mineralisation than that at Jinfeng. The structural models remain the same with intersections between north-west trending faults and north-east trending faults remaining the primary target. Further work will focus on:

- The F7 at depth down dip of the main Jinfeng Resource but off the Mine Lease
- The F3 to the south-east of the Mine Lease
- The F7 from Laowuji to Nilou and Gaolu


570,000E
Shuiyingdong Mine
(>2M oz)
55 Km to NW
Jindu JV
Pogao
Jinfeng JV
Gaolu
Niluo
Laowuji
Laizhishan
Dome
F3SE
JINFENG MINE
(>4M oz)
Jindu JV
Jindu JV
Weipai
Yangyou
Bannian
Banna
Jinluo JV
2,760,000N
Yata Mine (>1M oz)
5km
N
LEGEND
Middle Triassic Sediments
Lower Triassic Sediments
Permian Limestone
Carboniferous Limestone
Faults
Fold Axial Trace
Mines
Prospects
Gold Prospects

Figure 9-2: Location of the Jinfeng JV

Showing the Jinfeng JV exploration licence around the Jinfeng Mine Lease, the location of the Jindu JV licences and their relationship to the Laizhishan Dome

Source: Sino Gold Mining Limited

10 Drilling

Deep drill exploration holes are currently completed with five (5) Boart Longyear LF90 drill rigs and employ "Navidrill" directional drilling expertise. It is expected that approximately 36 drill holes will be completed in 2007, with each of these hole having total depths of 850 to 900m.

Best results from the deep drilling program are shown in Figure 10-1. Results from hole HDDS151 demonstrate the shoots of deeper mineralisation are open to the east from section 2080E, where this hole was drilled, as shown in Figure 10-1.


S
N
F5 Fault
F3 Fault
F8 Fault
LEGEND
Triassic
Nilou Mudstone
Xuman Sandstone
Xuman Mudstone
Fault
Drillhole on section
Drillhole off section
HDDS 162
26m @ 7.8g/t
ZK 2112
11.5m @ 19g/t
HDDS 151
7m @ 8.2g/t
HDDS 137A
11m @ 17.6g/t
HDDS 154
7m @ 10.5g/t
17m @ 15.2g/t
HDDS 154C
56m @ 6.1g/t
includes
16m @ 16.3g/t
200m

Figure 10-1: Section 2080E through the Jinfeng Deposit

(Source: Sino Gold Mining Limited)

In SRK's opinion, the continuing deep drilling program at Jinfeng is well constrained by the detailed geological models and is optimised to incrementally increase the Resource in the deeper parts of the underground deposit.

Sino has maintained an active drilling program aimed principally at (i) extending the identified resource down-plunge to the ESE, and (ii) infilling the resource to upgrade resource categorisation as basis for estimating ore reserves. The Jinfeng resource is open on 2 levels extending down-plunge to the ESE, comprising an 'Upper Zone' and a deeper 'High Grade Zone', situated approximately

400-500m and 800-900m below surface respectively. In addition, the resource is open down-dip to the NNE, particularly at the western end of the deposit, where extension drilling is also continuing.

Near-mine exploration drilling is also continuing with the aim of extending the main Jinfeng deposit to the SE, or discovering satellite deposits to the NW of Jinfeng. Approximately 7 to 9 drill machines operate at Jinfeng on extension and infill drilling programs, including one on near-mine exploration.

11 Sampling Method and Approach

During a site visit SRK had an opportunity to observe

1. drilling core recovery from a double tube at one of the drilling rigs
2. drillers, logging and sample interval marking by geologist at the core shack,
3. core cutting and sample preparation in preparation laboratory as well core, rejects and pulps storage facilities.

The NQ core is recovered from the inner tube and placed into plastic core boxes marked with hole ID, successive number and depth interval. The boxes then are transported to the core shack and placed appropriately on the logging tables.

The logging geologists examine the core and collect data regarding physical properties, stratigraphy, lithology, structure and texture of the rocks as well as mineralization and alteration of the ore bearing intervals. The data are put on the template logging sheets using Jinfeng logging codes then copied to the exploration data base. The logging geologist also marks sampling intervals and the cutting line on the core. The sample interval is 1.0 metre long within an orebody which is a visibly mineralized zone but also an additional four samples in the hangingwall as well footwall of the mineralized zone are collected. Generally the cutting line follows the bedding of siltstone or fine grained sandstone which usually hosts disseminated mineralization, however in the case where irregular veining is present geologist attempts to select a representative section for both halves of the core.

After all procedures regarding logging are completed, the core boxes with selected sampling intervals are transported to the cutting section of the preparation laboratory which is located nearby the core shack and after splitting, all core boxes are stored in the exploration camp storage facility.

11.1 Sample History

Details of the number of samples in different categories is shown in Table 11-1. In the upper part of the pit (Stage 1), approximately one third of the samples that have been analysed for Au have also been analysed for As, S, Hg and Sb. In the lower part of the pit (Stage 2) approximately half of the samples that have been analysed for Au have also been analysed for As, S, Hg and Sb.

Table 11-1: Number of Samples by Source, Structural Zone and Element

Samples by Source	**Total**	**Stage 1 Pit** [1]	**Stage 2 Pit** [1]
Adit Channel Sample	1,321	1,071	250
Diamond Drill Hole	2,240	863	1,377
Surface Trench	918	747	171
Total	**4,479**	**2,681**	**1,798**
Samples by Domain	**Total**	**Stage 1 Pit**	**Stage 2 Pit**
F2	262	256	6
F3	3,404	2,108	1,296
F20	127	85	42
F8	109	65	44
Rongban	577	167	410
Total	**4,479**	**2,681**	**1,798**

Samples by Element	Total	Stage 1 Pit	Stage 2 Pit
Gold (Au)	4,479	2,681	1,798
Sulphur (S)	1,695	857	838
Arsenic (As)	1,771	870	901
Mercury (Hg)	1,695	857	838
Antimony (Sb)	1,695	857	838

(2) Stage 1 (Upper) and Stage 2 (Lower) parts of the Open Pit

11.2 Blast Hole Sampling

Angled blast holes drilled in the open pit are designed on a 5m (along strike) by 4m (across strike) staggered array. Over the area where the main zone of mineralisation is expected, the future blast hole drilling will be closed to a staggered array of 2.5m across strike by 4m along strike for the purposes of gaining a closer spaced samples of the mineralised domains.

Blast holes are drilled and blasted to 5m vertical depth within the ore domains in preparation for expected 2.5m mining benches. Sampling of the blast hole material for analysis of gold, sulphur, arsenic, mercury and antimony is done using a hollow stainless steel tube by taking a section through the blast hole fragment pile (cone) deposited on the floor of the pit by the blast hole rig. The tube is pushed into the pile and extracted with the sample in the tube. This is done a number of times in different locations around the circumference of the pile to obtain a sample of the blast hole material for that blast hole. The sample is analysed for Au, S, As, Hg and Sb and the results used for determining the mine block Au, As and S grades, assigning ore categories and to assist identifying the limit of the mineralised domain.

12 Sample Preparation, Analyses and Security

12.1.1 Sample Preparation Equipment

The sample preparation facility is located on-site and includes an office, oven units, pulverizing units and sample storage facility. The Assay Center of Northwest Non-Ferrous Geology Research Institute (NWGI) runs the sample preparation laboratory and conducts sample preparation and assay under contract. The primary function of this unit is to dry, crush and pulverize samples to the appropriate mesh size and split out the samples accurately to the correct pulp weight for transport to the NWGI laboratory in Xi'an.

The sample preparation facility is fitted out with the following equipment:

- 2 x Electric Thermostat Ovens Model 101A-4 380V 9000Kw, capacity of 40 samples each.
- 1 x Jaw crusher Model PEF, sample capacity of 100x60mm.
- 2 x Pulp Pulverizing Units Model F77, 1kg capacity pots with 1 major and 5 minor 'pill' rollers, input size 0.5-8mm, grinds to 120-200 mesh 3-5 minutes.
- 1 x small volume air compressor.
- Two un-hooded 'extraction' fans

All equipment (except compressor) was manufactured by Nanchang Huadong Factory of Grinder for Chemical Analysis.

12.1.2 2.0 Sample Preparation

Core is marked for cutting by the logging geologist. Generally the cutting line follows the beddings of siltstone or fine grained sandstone which usually host disseminated mineralization, however in the case where irregular veining is present the geologist tries to select a representative section for both halves of the core. Marked-up core is submitted to the core cutting area. Core cutters slice the core in half and return one side of the core to the core trays as the representative sample, while the other half is placed in pre-numbered calico bags. These bags are then transferred to the sample preparation laboratory.

Samples are received in the oven room where they are dried in batches of 40 per oven at 60°C for 5 hours. The lower temperature is to reduce the loss of volatiles from the sample. The samples are then transferred to the pulp room and crushed in a jaw crusher to 5mm particle size. Crushed samples are stored in plastic trays then lined up to wait further processing.

The 5mm crushed material is then split 50:50 in a Jones-type riffle splitter, with one sample retained for any further analysis required in the future.

The other sample is subject to the following preparation:

- pulverized between -80 and +100 mesh (177 – 149μm).
- the sample is then poured out onto a plastic sheet and then transferred to a steel chute and feed through a 10mm Jones Riffle Splitter.
- From this material a reject and a primary pulp is produced with a weight of ~500g each.
- The reject sample is bagged, labelled and stored in the storage shed.
- The primary pulp sample is returned to the second LM pulverizing pot and milled to -200 mesh (75μm) for 6 minutes.
- The 200 mesh material is then emptied onto a plastic sheet.
- The preliminary pulp is then split again in the riffle splitter in the same method as above producing a residue and a primary pulp.
- A portion of the primary sample is then transferred to a Kraft paper sample bag using a scoop or tablespoon and then weighed to ~150g.
- The weight of this primary sample is recorded prior to packaging and dispatch.

The remaining residue samples and the reject samples from the coarse pulp grind are stored in appropriately labelled plastic drums in the sample storage shed. Samples are dispatched in batches of 150 -200 samples every 3-5 days from site.

12.1.3 Assaying

Analytical Laboratory

The primary laboratory selected to assay samples for the BFS was the Northwest Geological Institute (NWGI) in Xi'an, Shaanxi Province. The NWGI had previously provided assay services to other Sino Gold projects and has demonstrated international standard performance.

Sample Processing

Samples that arrived from site are accompanied by a sample dispatch sheet, which is checked to ensure that all samples were accounted for. The Jinfeng batch number is then allocated with a laboratory batch number. Sino batches are then split into smaller batches of 30-40 samples.
The sample data is entered into the laboratories database where replicates and laboratory standards are allocated.

The internal laboratory standards were Chinese national standards and range from 1, 5 and 11ppm gold. Arsenic, mercury, antimony and sulphur standards were also added. These standards were inserted at the ratio of 2 to 3 samples per 30 samples, while one replicate sample was added in every 10 samples.

Sample Digestion

After all samples are allocated and check samples inserted, ca. 50g is accurately weighed out for analysis using an electronic balance and sample spoon. The three acid procedure, coded YD2.3.11-91 with nitric-hydrochloric acid (aqua regia) digestion used to dissolve the sample. A hydrofluoric acid finish was added to the solution, reacting with silica to completely destroy silicate matrices and thus liberate all trace constituents. This acid mixture is taken to incipient dryness in order for the reaction to go to completion. The resulting residual cake is leached with hydrochloric acid, which is the second step in the process and coded YD4.5.1-91. All elements for determination following this digestion are normally considered to be "near total".

Assay procedures

Following the sample digest, the aliquot is diluted, mixed and presented to the Atomic Absorption Spectrometer (AAS) graphite furnace and analysed directly for gold for a range of 0.01 – 100ppm Au. An aliquot is removed prior to the AAS analysis and assayed by hydride generation Atomic Fluorescence Spectrometer (AFS) for arsenic, antimony and mercury for the respective ranges of 5 – 5000ppm As, 0.10 – 1000ppm Sb and 0.01 – 1000ppm Hg, laboratory code YD2.4.2-91. Sulphur is determined by titration of iodine reaction for a range of 0.1 – 10% S, laboratory code YD2.8.32-91

Results for the various samples are loaded into the previously setup database and the results emailed to the Jinfeng Data Administrator in the form of an excel spreadsheet. The structure of this form is set and does not vary from one batch to another. This allows ease of data merging at Jinfeng site. The results spreadsheet is emailed to 5 people including the Sino Gold Technical Services Manager in the Sydney office who maintains a separate database as a check on the master on-site database.

Turn around time for sample analysis from site was 2-3 weeks.

12.1.4 Analytical Quality Control

Insertion of duplicate and standard samples conformed to international standard practice to test laboratory's procedures for accuracy and precision, ensuring good QA/QC control on the assay data.

Duplicates

The previous 117 Geology Team program involved duplicate check assays sent to two laboratories (GMI and GME). The Jinfeng JV drilling program includes duplicate assays sent to the primary local laboratory, Northwest Geology Institute (NWGI) located in Xi'an, Shaanxi Province and an independent Australian laboratory, ALS-Chemex (ALS) in Brisbane.

Duplicate samples are taken in a sequence which is predefined by the sample sheet. This sequence requires a duplicate to be inserted at a ratio of 1:20 for the Chinese laboratory (Xi'an) duplicates and 1: 20 for Australian check duplicates for an aggregate ratio of 1:10 duplicate assays by both laboratories. Duplicate samples consist of 150g of reject assay pulp following pulverization (to 200 mesh) in the on-site sample preparation facility.

Standards

Standards are inserted at a ratio of 1:20. There are a number of different standards used and these have been obtained from two different sources in Australia. Each standard has been assigned a unique standard number that corresponds to a particular grade randomly inserted into the pre-assigned sample sequence as per the sample sheet.

NWGI also incorporated both internal standards and monitoring samples. The internal standards are Chinese national certified standards and the monitoring samples are composites derived from assay reject pulps from the Jinfeng JV project. Table 6-4-2 lists these standards and monitor samples and their agreed values and Figure 6-4-15 and Figure 6-4-16 show their performance.

12.1.5 SRK opinion

SRK's opinion is that sampling and sample preparation procedures and practises at the Jinfeng site are adequate and generally concordant with internationally observed QA/QC protocols. However several issues should be taken under consideration to improve these procedures as well as to assure complete security of assayed samples.

- A principal rule in exploration, especially for the precious metals, is that field samples (half of core) are shipped directly to the independent laboratory for sample preparation and assaying

The preparation facility in Jinfeng site officially is run by NWGI laboratory but is located at the exploration camp and consequently could be accessed by third parties.

- To assure a proper QA/QC protocol, every batch of field samples should be equipped with:
    1. Field duplicate – which is as a rule quarter of core not coarse reject or pulp
    2. Field blank – which is normally the same hosting mineralization rock but devoid of utility element (barren of gold)
    3. Standard – different standards in every batch
    4. Laboratory duplicate – coarse reject
    5. Pulp duplicate

  Three first insertions are made at the exploration site without knowledge of laboratory personnel; laboratory and pulp duplicate are chosen in laboratory for its inner control.

  Additionally exploration management should send periodically returned pulps to an independent external control (Sino complete this step by sending samples to a laboratory in Australia).
- Pulps and standards are stored in the same room at the Jinfeng preparation facility. This practise is not ideal for assuring the security of the pulps.
- Cleaning crusher and especially pulveriser only with compressed air could be not adequate. Using a pressure water stream is suggested followed with pressured air drying.
- The storage facility should be improved especially regarding coarse rejects and pulps. Presently they are stored in the plastic barrels but many of them are covered only with plastic tarp or canvas. Also there is no index of stored samples. When collecting control samples SRK found it very difficult to find a chosen sample from the database sample, many of them were missing or had been used for other testing purposes.

13 Data Verification

The main purpose of the SRK sample control visit was to collect control samples chosen from the exploration database and dispatch them to the independent laboratory other then the NWGI laboratory.

At the Jinfeng exploration site 150 samples consisting mainly of coarse rejects, but where these did not exist, pulps were collected. All selected samples were shipped to the Central Laboratory in Langfang under strict supervision of SRK.

All of the data concerning those samples was copied from the Sino exploration data base. Sino was requested to provide control assays and to have these performed in an independent laboratory in Australia.

The results of this QA/QC verification are not yet available.

14 Adjacent Properties

The only mineral property in the area near the Jinfeng mine is the Yata mine at Banqi, 30km SW of Jinfeng. Historical mining in the area consisted of a number of small oxide deposits which were processed using heap leach methods. The current operator on the Yata mine is attempting to treat the sulphide mineralisation.

15 Mineral Processing and Metallurgical Testing

15.1 Test-work methodology

The chronology of mineralogical and/or metallurgical testwork is shown in Table 15-1.

Table 15-1: Jinfeng Mineralogical and or Metallurgical Testwork Chronology

	Date and Company or Institute
China	March 1989 Changchun Gold Research Institute
	April 1990 Guizhou Province Metallurgical Design and Research Institute
	1991 Changchun Gold Research Institute
Others	1992,1993 Hazen Research Denver Colorado For Davy International
	1995 BHP
	1995 Newmont
	1996 Gencor
	2002 Roger Townend and Associates
	2002 Terry Leach
	2003 Pontifex and Associates
Sino	2001-2003 Channel Samples for Changchun, Ammtec, Lakefield , AMDEL and BGRIMM
	2003 Core samples for variability testing Pontifex AMDEL BGRIMM and Lakefield for BIOX® compatibility

A bulk sample was collected using channel sampling techniques in 2003. This sample was to produce at least one tonne of concentrate for pilot testing of roasting or Biological leaching. The concentrate was prepared at the Beijing General Research Institute of Mining and Metallurgy (BGRIMM).

A suite of lump samples was collected for comminution testing at Amdel's laboratory using the Julius Kruttschnitt Mineral Research Centre (JKMRC) drop testing and Advanced Media competency Testing for mill selection modelling.

The various testwork programmes have established that gravity methods and direct cyanidation were not successful on the Jinfeng ores. Whole ore roasting, whole ore bio oxidation and whole ore pressure oxidation have all been successful metallurgically but have cost implications due to the components the ore, or of capture of effluent gases, or high acid or reagent considerations. Alkaline pressure oxidation was also not successful.

Concentration by flotation which removed the naturally high carbonate levels of the ore and subsequent concentrate processing offered the best possibility of economic recovery of gold.

Biological leaching of Jinfeng concentrate was demonstrated by Gencor in South Africa and oxidation and CIL gold recoveries of 93% and 94% were achieved.

Comminution testwork has been completed and data generated to facilitate mill selection.

A substantial body of work has been completed to demonstrate the effectiveness of sulphide flotation to concentrate the Jinfeng ores. Two stage grinding and flotation with a primary grind of P_{80} of 75 microns followed by rougher flotation with regrinding of the rougher tailing to a P_{80} of 45 microns and subsequent scavenging in two stages was demonstrated. Cleaning of the primary concentrates with recirculation of cleaner tailings through the secondary ball milling circuit has been shown to provide consistent results and has been adopted for the Jinfeng plant.

In view of the graphite/pyrobitumen content of the ores a prefloat to remove the bulk of the material has been included.

15.2 General Description of Metallurgical Facilities

For the past 20 years the refractory gold resource at Jinfeng has been metallurgically tested in laboratories in China, Australia, South Africa and the USA. These tests have identified the ultra fine nature of the gold mineralisation within fine sulphides, mainly pyrite and arsenopyrite with minor occurrences in quartz, clays, carbonates and carbonaceous material. There are many similarities to the Carlin Trend deposits in Nevada.

The sulphide level in the Jinfeng ore is low between 1.5%S and 2.5%S. The minerals stibnite, realgar, orpiment and cinnabar are present but there is a lack of base metal sulphides which has precluded the use of concentrate or whole ore roasting techniques as an economic treatment route before conventional cyanidation for gold recovery. Tests have confirmed that autogenous roasting is easily achievable, plus flotation test at SGS Lakefield have confirmed that an 18% sulphur concentrate can be achieved.

The process plant design is based on a metallurgical flowsheet designed to optimise gold recovery and minimise cost of production. The unit operations comprising the flowsheet are all well proven and have been used in the proposed configuration in other successful operations. The route chosen includes primary crushing, semi-autogeneous grinding, ball milling bulk flotation, thickening, biological leaching, and neutralisation, CIL gold dissolution, AARL elution and tailings detoxification.

Tailings from Flotation and Leaching are impounded in separate storage facilities to avoid biocides returning to the process water circuit.

Where ever possible equipment has been sourced within China, usually for cost reasons. However, all such equipment has a working track record and no equipment is the first of its type and or size.

The prime criteria for the Jinfeng plant design was a capacity 1,200,000 tonnes per annum (tpa) of primary ore with a feed sulphur grade of 1.7% and a maximum grade of 2.25%.

Milling design availability of 91.3% is conservative but within normal levels of modern plants. Design availability of 95% for the BIOX®, CCD, liquor neutralisation, CIL and detoxification circuits is as recommended by Gold Fields.

Monitoring of key process streams with essential automated control by Programmable Logic Controllers (PLC's) using a Citect platform is provided to support the plant operations and provide management data.

15.2.1 Plant

Subsequent to the preparation of the Project Feasibility Study a further review of the metallurgical data, design criteria and engineering practicalities was completed in the Optimisation Phase Report which resulted in some minor changes to the original flowsheet.

The process route incorporates recovery and blending of ore prior to single stage crushing to a stockpile, underground reclamation and conveying to a single low aspect ratio SAG mill. The discharged pulp is classified by cyclone with the underflow gravitating to the primary ball mill forming a closed circuit.

The cyclone overflow, P_{80} 75 microns, flows to a prefloat stage for graphite/pyrobitumen control.

The prefloat tailings are conditioned and pass to primary flotation and primary concentrate is pumped to a concentrate thickener or to the cleaning circuit. Primary flotation tailings are pumped to secondary grinding and return, P_{80} 38 microns, to two stages of secondary flotation. The secondary flotation tailings are pumped to the tailings thickener. Secondary concentrate is pumped to the three stage cleaning circuit.

Concentrate from the primary cleaner stage is pumped to the concentrate thickener. Concentrates from the second and third stages are pumped to the preceding stage. Cleaner tailings are returned to secondary grinding. After thickening the concentrate is transferred to either of two bio-oxidation surge tanks. Each surge tank feeds a discrete leaching suite comprising four primary leach tanks in parallel which are followed by four secondary leach tanks in series.

Leach residence time of 4.5 days is predicted at a pulp density of 20% weight/weight (w/w) and pH between 1.2 and 1.8 with the pulp temperature controlled at $43^{O}C$.

The design of the bioxidation section of the plant has been a separate package by Gold Fields/Gencor using the patented BIOX®, process. A testwork programme was carried out in the SGS Lakefield, Johannesburg, laboratory utilising their 120 litre mini plant for continuous pilot testing. More than 1,000 kilograms of flotation concentrate was produced in a flotation programme in China transported to Lakefield and processed in several campaigns to produce the design and engineering data for the Jinfeng project.

The oxidised pulp from the Biological leaching tanks is pumped to a three stage continuous counter-current decantation thickener circuit for solids liquid separation. CCD thickener over flow is neutralised in six series agitated tanks with thickened flotation tailing to utilise the contained carbonates to a pH of 3.5 and lime to bring the pH to 7 before discharge into the flotation tailings thickener. Soluble arsenic is precipitated as a stable form of ferric arsenate. CCD thickener underflow is pumped to the pH adjustment tank before further pumping to the six stage CIL circuit with a residence time of 24 hours.

The elution of gold from the loaded carbon is by the AARL system with a 10 tonne capacity elution column. Mercury entrained on carbon entering the elution is captured in two ways:

- By fume extraction/scrubbing in the carbon regeneration area
- By calcination of electrowinning cell sludge and loaded cathodes condensing mercury vapour generated in the retort/calciner.

Tailings from the CIL circuit is detoxified by the INCO $CuSO_4$ and air/SO_2 method (using sodium metabisulphite).

15.2.2 Process Engineering Design Criteria

The process design criteria for the various sections of the plant have been based on extensive testwork with piloting of the process being completed where necessary. The proposed comminution circuits of the Jinfeng ore have been based on data from test samples drawn from channel sampling.

The primary jaw crusher SAG mill, primary and secondary ball mill, and lime slaking mill selected are Chinese in origin with a successful track record.

The flotation circuit and reagent suite has been developed through the work of several laboratories world wide. The circuit has been piloted to prepare concentrate for biological leaching testing. A factor of 200% has been applied to the laboratory residence times in line with normal practice. Flotation equipment chosen is Chinese and has been successfully employed in other successful plants.

The leaching circuit design including biological leaching, CCD circuit and neutralisation criteria have been developed from laboratory and pilot testing through the Goldfields /Gencor/Lakefield BIOX® continuous pilot plant. Engineering design data has been provided by Goldfields based on their experience in design of similar plants worldwide. The CIL and Gold room process design is of typical Australian design with the addition of mercury recovery. Tailings detoxification and liquor neutralization is by well proven and utilized processes.

15.2.3 Tailings Dams and Water Reticulation

Tailings from the process plant is in two parts:

1. The flotation tailings, which comprise the bulk of the solid residues from the plant operations, is stored in a discrete facility with supernatant liquor being recovered via a decant system at the dam for return to the plant process water system. The flotation tailings will also contain the ferric arsenate precipitated subsequent to the bioleaching of the concentrate. The flotation tailings are naturally alkaline with only 5% of the original Sulphide present is expected to remain alkaline to stabilize the arsenic storage
2. The residue from the concentrate processing section of the plant which is submitted to detoxification by the Inco SO_2/$CuSO_4$ /air process for cyanide destruction is stored in a separate facility with no return for plant use of the supernatant liquor.

15.3 Process Description

15.3.1 Crushing

Ore is received from the open pit and underground mines onto the ROM stockpile, where it is stored in elongated fingers of designated types according to its type. Ore is reclaimed from the finger stockpiles of the ROM stockpile area by front-end loader into the primary crusher feed hopper. The hopper is fitted with a stationary 500mm grizzly to prevent oversize from entering the crusher, and with dust suppression sprays. Ore is withdrawn from the primary crusher feed hopper by an inclined 1,200 x 3,000mm vibrating grizzly feeder at a controlled rate to discharge directly into the primary jaw crusher.

Grizzly fines and crushed ore are collected by conveyor running beneath the crusher which in turn feed the crushed ore stockpile conveyor.

15.3.2 Milling

Ore is continuously withdrawn at a controlled rate, nominally 150 dry tonnes per hour, from the crushed ore stockpile using a combination of a central apron feeder and two in line vibrating feeders each with variable speed drives. The feeder will discharge onto the SAG mill feed conveyor to feed the low aspect ratio SAG mill.

The mill, which is 5.03m diameter by 6.49m effective grinding length, is fitted with a 14mm internal grate between. The mill is driven by a 2.3MW variable speed drive. SAG mill discharge will flow by gravity to the primary cyclone feed sump, where it is diluted with process water and pumped to the primary cyclones for classification at 75 microns.

Cyclone underflow slurry is fed to the primary ball mill which is sized to reduce the particle size from an intermediate size P_{80} 367 microns to P_{80} of 75 microns. The ball mill is similarly sized to the SAG mill at 5.03m diameter and 6.79m Effective Grinding Length (EGL) and a 2.3MW drive. Primary ball mill discharge is recycled to the primary cyclones.

Overflow from the primary cyclones is sampled, passed over a vibrating trash screen to remove detritus and then gravitate to the pre-float section.

15.3.3 Concentrator

The overflow from the primary cyclones flows to the pre-flotation circuit. The pulp is at 20% solids w/w and floated in two $50m^3$ cells with MIBC alone as the frother. Testwork has demonstrated that approximately 55% of graphite/pyrobitumen can be removed in this stage. Pre-flotation concentrates is pumped direct to final flotation concentrate thus lowering the chance that organic carbon could absorb large quantities of flotation reagents.

Pre-flotation tailings is conditioned with flotation reagents $CuSO_4$, PAX and MIBC, then floated for a total of 18 minutes Primary Flotation residence time in four $40m^3$ cells. Concentrate from the first two cells is pumped to the concentrate thickener, while concentrate from the remaining two cells is transferred either to final product or to the regrind mill circuit.

The Primary Flotation tailings is pumped to the secondary cyclones, to cut at 38microns. Cyclone underflow slurry will gravitate to the secondary ball mill. The size reduction required within the mill is from F_{80} 103 microns to P_{80} 38 microns. The mill is 3.8m in diameter by 6.2m effective grinding length and is powered by a 25MW drive. Secondary ball mill discharge is recycled to the secondary cyclones.

The overflow from the secondary cyclones will gravitate to a secondary flotation conditioner and six $100m^3$ cells. After three cells a conditioner adds the provision to add sodium hydrosulphide to promote flotation. The tailings from the secondary flotation gravitate to a secondary scavenger conditioner prior to secondary scavenger flotation in three $100m^3$ cells. After two calls a conditioner adds the provision to add sodium hydrosulphide and PAX to promote flotation.

These long flotation times, representing 200% of the batch laboratory flotation times determined from tests by Australian Metallurgical and Mineral Testing Consultants (AMMTEC), are deemed necessary for high recovery of gold. All secondary flotation concentrates are collected and pumped to the cleaner circuit.

Tailings from the final scavenger flotation stage is directed to the tailings thickener for water recovery prior to transfer to the flotation tailings dam. The scavenger concentrate and partial rougher concentrate is pumped to conditioner ahead of a series of six $40m^3$ cleaner and cleaner-scavenger flotation cells. The cell configuration as is flexible to allow various cleaner, cleaner scavenger combinations.

The cleaned concentrate prefloat concentrate and partial rougher concentrate is collected and fed to a thickener for dewatering.

Cleaner tailings is recycled to the secondary milling circuit cyclones.

15.3.4 Bacterial Leaching

Thickened flotation concentrate is pumped to each of two $800m^3$ storage tanks providing a 48 hour surge capacity. Each storage tank feeds a train of four primary leach tanks followed by four leach tanks in series. Stored concentrate is pumped from the surge tanks to a feed splitter box above the primary BIOX® reactors and dilution water is injected into the pump discharge line to control the concentrate slurry density feeding the primary BIOX® reactors. The dilution water is a combination of fresh water sourced from the Luofan River and recycled BIOX® process water.

The splitter box will consist of a timed splitter to evenly distribute the diluted concentrate slurry to the four parallel, $1,000m^3$ primary BIOX® reactors. Nutrient solution is dosed to the feed splitter box to maintain the correct levels of nitrogen (N), potassium (K) and phosphorous (P) in the BIOX® reactors for optimum bacterial activity.

The primary BIOX® reactors will overflow into launders, which will deliver the partially-oxidised concentrate to the first of four, $1,000m^3$ secondary BIOX® reactors in series. By-pass launders will enable any one of the reactors to be taken off-line for maintenance. The first secondary reactor can be used as a primary reactor if required.

The BIOX® culture is kept active in the reactors by controlling the slurry conditions, specifically the temperature, oxygen level and pH, within specific ranges. The oxidation reactions are exothermic and it is necessary to constantly cool the slurry. Each reactor is equipped with cooling coil baffles through which cooling water is circulated to control the slurry temperature at 42°C in each reactor. The circulating water is cooled through cooling towers to remove the generated heat load. Oxygen requirements for sulphide oxidation are significant and medium pressure air is injected into each of the reactors by sparge rings installed below the agitator impeller. The slurry pH in each of the reactors is controlled between 1.0 and 1.6 by the addition of slaked lime slurry from a ring main system.

The oxidised product discharging from the final secondary BIOX® reactor will gravitate via a launder to a three stage counter current decantation solid liquid separation circuit using thickeners.

Spillage from the leaching section and hose-down water is contained within the section bunded area.

CCD Wash Circuit

During the bio-oxidation of flotation concentrate, iron, sulphur and arsenic are solubilised. The soluble elements are washed from the oxidised residue in a series of three 15m diameter CCD thickeners. The oxidised residue will gravitate to the feed box of the first CCD thickener, combine with the overflow flowing by gravity from the second CCD thickener.

Flocculant are added to the feed boxes of all thickeners to flocculate the slurry prior to the feed well of the first CCD thickener to maintain a clear overflow. The overflow solution from the first CCD thickener will gravitate to the neutralization circuit. The underflow from the first CCD thickener is pumped to the feed tank ahead of the second CCD thickener and similarly for the second thickener to the third. The overflow from the third thickener will gravitate to second thickener feed.

The leaching process water is used as wash-water in the CCD circuit and is added to the feed tank ahead of the third CCD thickener.

The underflow from the last CCD thickener is pumped by the thickener underflow pumps to the pH adjustment tank ahead of the CIL circuit.

The iron, sulphur and arsenic is solubilised during biological oxidation to Fe^{3+} (as ferric sulphate), SO_4^{2-} (as sulphuric acid) and AsO_4^{3-} (as arsenic acid) respectively. The acidic solution will overflow from the first CCD thickener and be pumped to the distribution box above the first and second neutralisation tank.

The neutralisation circuit will consist of six aerated and agitated 300m³ tanks in series and the solution will flow from tank to tank via overflow launders.

The CCD liquor is neutralised in two stages. In the first stage flotation tails slurry is combined with the acidic solution feeding the first tank, utilising the natural basicity of the ore to raise the pH of the solution above pH 3. This allows the natural basicity of the tailings to be used instead of lime reducing costs. In the second step the pH is raised to between 6 and 8 in the remaining tanks using lime slurry.

Scaling can be expected in the neutralization tanks, due to Gypsum precipitation from lime addition and tanks are bypassed as required for cleaning and maintenance. The neutralised effluent is pumped to the flotation tailings thickener.

15.3.5 Carbon in Leach

The thickened underflow slurry from the last CCD thickener is pumped to the pH adjustment tank. Residual acid and any residual soluble arsenic is neutralized with lime and precipitated as gypsum and ferric arsenate prior to the pumping to the CIL circuit. Sufficient excess lime is added to raise the pH of the pulp to 10.5. The pH adjustment tank is sized to provide surge capacity between CCD and CIL circuits and sufficient residence time to ensure that there is a delay before the introduction of Cyanide into the CIL circuits.

The pulp with a nominal density of 30 to 35% w/w is pumped to the distribution box above the first tank of six 430m³ adsorption tanks in series. The conventional arrangement of interconnected with launders allows the slurry to gravitate through the tanks and tanks to be bypassed as required for screen and agitator maintenance. Dual mechanical agitators and a mechanically swept, woven wire intertank carbon retention screen are used in each tank. A travelling gantry hoist will facilitate the removal of the screens for maintenance and routine cleaning.

Barren carbon will enter the circuit at the final tank and is advanced counter-current to the slurry flow by pumping using recessed impeller, vertical spindle centrifugal pumps. The counter-current process is repeated until the first adsorption tank. Loaded carbon and slurry is recovered from the first tank by recessed impeller pump to a loaded carbon recovery screen. The loaded carbon screen oversize will gravitate to the acid wash column and the screen under flow slurry will return to CIL tank.

The leach tails slurry from the final CIL tank will gravitate to the vibrating carbon safety screen to recover any carbon oversized carbon tanks. The carbon safety screen undersize pulp will gravitate to the tailings detoxification circuit. Sodium cyanide solution is metered into tanks 1, 2 and 3.

The CIL circuit will operate at high carbon concentration to counteract the preg-robbing capability of the graphite/pyrobitumen present in slurry after the prefloat.

Returned barren carbon and any make up is screened across a vibrating screen to remove fine carbon before entering the circuit.

15.3.6 Elution and Electrowinning

The Elution circuit is a typical AARL circuit using a 10 tonne elution column. It is intended to operate the plant on a five day week basis with one strip per day. There is a separate mercury elution cycle and mercury precipitation circuit.

The loaded carbon recovered on the loaded carbon recovery screen gravitates to the acid wash column and is manually controlled to fill the acid wash column. The acid wash and the pumping sequence is automated. During acid washing the dilute solution of hydrochloric acid 3% w/w is circulated through the column in an upward flow direction to remove contaminants, predominantly carbonates, from the loaded carbon. This improves elution efficiency and prevents the carbonates from reducing the carbon activity after regeneration.

After acid circulation the carbon bed is rinsed with fresh water. Four bed volumes of low salinity fresh water is pumped through the column to displace any residual acid from the carbon. The dilute acid and rinse water is disposed of directly to the tails hopper. Acid-washed carbon will then be transferred to the elution column from the acid wash tank. After a low temperature cyanide mercury elution, a dilute solution of caustic sodium cyanide is pumped through the column to elute the gold and silver from the carbon. The solution is heated through a heat exchanger and initially through a recuperative heat exchanger to maintain the strip solution at approximately 125°C.

A circulation time of less than one hour is sufficient to complete the elution. The column will then be flushed with fresh heated water pumped into the base of the column. The eluate and fresh water is cooled through the recuperative heat exchanger pre-heating the incoming solution. The eluate is circulated by pump in three electrowinning cells in parallel to electrowin both gold and silver from solution. Each electrowinning cell has 12 cathodes.

The electrowinning cycle will continue until the solution exiting the electrowinning cells is depleted of gold and silver values. After completion of the elution process, the barren carbon is transferred from the elution column dewatered and fed to a horizontal carbon regeneration kiln. The carbon is heated to 650 to 750°C for re-generation.

Regenerated carbon exiting the kiln is water quenched and then sized on a screen to remove fine carbon. The screen oversize will return to the CIL circuit and the undersize is discarded.

Mercury which enters the circuit via the loaded carbon and is not eluted is volatilised in the regeneration kiln. An extraction scrubber will capture the emission for the regeneration kiln and surrounding area. The cell cathodes consist of stainless steel wool. The loaded cathodes and cell sludge are recovered and calcined before smelting.

The calcining oven will remove and capture mercury by volatilization. The calcined residue will then be direct smelted with fluxes in a diesel-fired furnace to produce doré bullion.

The tailings from the final CIL tank is passed through a safety screen to capture any coarse carbon that has become entrained. The carbon safety screen underflow will gravitate to the feed distribution box ahead of two agitated, aerated interconnected tanks in series.

Sodium metabisulphite and copper sulphate is added into the feed distribution box to destroy free and weak acid dissociable (WAD) cyanides present. Lime is also added to provide protective alkalinity and the pH is maintained at 10. The resultant effluent is pumped to the CIL residue storage facility at a total WAD cyanide (CN) of less than $0.5g/m^3$. In order to control any heavy metal sulphides sodium hydrosulphide is added to precipitate sulphides.

15.3.7 Plant Services

Water

Water for the plant is pumped from the Luofan river adjacent to the mine site to the Raw Water tank for distribution to process water, fire water, camp water treatment etc. Where possible water is reclaimed within the plant before exiting in the plant tailings. The flotation tailings supernatant water is recovered by decantation and returned to the process water system. The water from the CIL tailings impoundment will not be recycled to the plant due to biocides such as thiocyanates present from the BIOX® plant.

Compressed Air

Compressed plant and instrument air is supplied at a pressure of 700kPa. The instrument air is dried via a refrigerated air dryer. Plant air and instrument air is reticulated throughout. Centrifugal blowers will supply medium pressure air at 120kPag which is reticulated throughout the leaching neutralisation, CIL and tails detoxification circuits with off-takes at each tank.

Power

The site power is nominated as a grid connected 1 x 20MVA 110/6.3kV power transformer connection. Sino advised that there is provision for a second transformer to be added. The standby power 1 x 1200kW of emergency diesel generators is installed at the BIOX® plant 6.3kV substation. The standby power will facilitate the maintenance of a viable culture in a minimum of one primary reactor.

Process Control Philosophy

The overall control philosophy of the Jinfeng process plant is to provide sufficient automation and instrumentation to assist the operators in monitoring and controlling the plant in order to maximize production and production efficiency. The functionality of the proposed system is provided by the three tier pyramid network.

The bottom tier comprises field devices, switches, contactors etc. The second tier consists of software configurable and programmable hardware (PLC's) which will implement sequence logic program and proportional integral derivative (PID) algorithms. The top tier, the overlying control system, is a SCADA-type Citect system. These systems and their components are robust and proven and currently in use throughout the gold industry and provide a reliable mid level of automation.

The sensors proposed are reliable and well proven. The number of operator interface terminals is typical of this type of plant.

15.4 Forecast Metallurgical Performance

15.4.1 Throughput

The design throughput of the Jinfeng plant is 1.2Mtpa ore. This is planned to be achieved using the crushing plant for 3,285 hours per annum, the milling circuit for 8,000 hours per annum at 91.3% availability and the BIOX®, CCD, liquor neutralisation, CIL and detoxification circuits for 8,320 hours per annum at an availability of 95%.

The bioleaching section has the capacity to oxidise 74t of sulphur per day with the expected mean daily sulphur intake being 65.8t which equates to a daily throughput of 790t of concentrate at a grade of 8.32%S.

15.4.2 Head Grade

The plant gold head grade is expected to be 5.9g/t Au with a range of 5.5 to 6.3g/t Au. The plant sulphur head grade for flotation design purposes is 1.57%.

15.4.3 Tails Grade

It is anticipated that gold tailings grades will vary between 0.4 and 0.7g/t depending on the plant head grade. For sulphur tailings grades will similarly vary between 0.1 and 0.2%S.

15.4.4 Concentrate Grade and Sulphur Grade

Gold values for flotation concentrate are expected to range between 25 and 35g/t and will obviously depend on the mass pull to concentrate which for design purposes has been calculated at 22.8% but will range between 14 and 23%. Similarly for sulphur a design value of 10% has been used with a range of 8.3 to 12.5%.

In terms of mass of concentrate that the bioleach section can accommodate this will equate to 790t/day for a sulphur grade of 8.3% and 526t/day for a concentrate with a 12.5% sulphur grade.

15.4.5 Deleterious Elements in Concentrates

The presence of the sulphide minerals stibnite, realgar, orpiment cinnabar plus native arsenic in the Jinfeng ore means that after concentrating in the flotation section these minerals have the possibility of dissolving during bioleaching.

In the case of mercury the values in Table 15-2 are predicted from laboratory testwork or by predictions from technical literature.

Table 15-2: Process Behaviour of Mercury

Item	Vaue
Grade in ore	133g/t
Recovery into Concentrate	94%
Solubilised in BIOX®	2%
Solubilised in CIL	2 – 4%
Adsorbed onto Carbon	95%
Eluted from the Loaded Carbon	80%
Recovered in Calcine oven	99.9%
Volatilised in the Furnace	99%
Volatilised in the Regeneration Kiln	100%
Precipitated in Detox	99%

Arsenic in the form of arsenopyrite, realgar and orpiment is recovered to the flotation concentrate and the arsenic is solubilised in the bioxidation process.

The iron to arsenic ratio in solution dictates the stability of the arsenic precipitates formed on neutralization of the leaching waste liquor. Providing the molar ratio of iron to arsenic in solution is greater than 3 ensures a stable ferric arsenate is formed. For Jinfeng, the ratio of iron to arsenic in the concentrate is expected to be >8 and environmentally acceptable effluents are expected.

The Jinfeng concentrate contains relatively low antimony and no toxicity effect from antimony is foreseen.

Lead sulphide minerals forms insoluble $PbSO_4$ during bioxidation. Levels in Jinfeng ores are low and should not cause process problems. Gold Fields/Gencor recommend lead concentration in solution should be occasionally monitored to give an early warning of a threat to bacterial activity.

15.4.6 Metallurgical Recoveries

The designed plant recoveries are as follows:

- Flotation – Sulphur recovery – 95% into concentrate
- CIL – Gold recovery – 93.1% from concentrate
- CIL – Silver recovery – 80% from concentrate

15.4.7 Plant Maintenance Philosophy and Procedures

The plant has been designed to operate at normal availabilities for plants of this type throughout the world. The plant layout is designed with maintenance in mind and facilitates crane access for major equipment. Critical items of equipment such as pumps are provided with standby facilities.

Tanks have launders and connection systems which facilitate individual equipment isolation for repair without total process interruption.

Similarly in the event of power interruption there is sufficient power available to sustain the materials in process until full power is restored allowing resumption of feed.

15.4.8 Housekeeping

The plant has been designed with normal "Western" style access and plant sections and circuits are contained in spillage recoverable wash down areas.

15.5 Forecast Reagent Consumption

The forecast reagent consumption for the Jinfeng flotation plant is shown in Table 15-3, for the Bioleach plant in Table 15-4 and for the CIL plant in Table 15-5.

Table 15-3: Forecast Reagent Consumption – Jinfeng Flotation Plant

Reagent	Reagent Consumption in kg/t of ore processed
Copper sulphate	0.80
Sodium Hydrosulphide	0.65
Potassium amyl xanthate	0.72
Frother (MIBC)	0.28
NaHS	0.04
Carbon collector	0.03
Flocculant	0.03

Table 15-4: Forecast Reagent Consumption – Jinfeng Bioleaching Plant

Reagent	Reagent Consumption in kg/t of ore processed
Lime Addition	67kg/t
Acid Addition	15kg/t
Nitrogen	1.00kg/t
Phosphorus	0.20kg/t
Potassium	0.50kg/t
CCD Flocculant	0.13kg/t
CCD Lime Neutralisation	82kg/t

Table 15-5: Forecast Reagent Consumption – Jinfeng CIL Plant

Reagent	Reagent Consumption in kg/t of concentrate produced
NaCN	12kg/t
Activated carbon	20g/litre
HCl	Batch
NaOH	Batch
NaHS	0.05kg/t
Lime	10kg/t

15.6 On-site Assay Laboratory Standards

The onsite assay laboratory has been built and operated to international standards and the onsite metallurgical laboratory is fully equipped for routine metallurgical tests including flotation.

15.7 Metallurgical Sampling and Accounting

The planned sampling regime is to international standards and facilitates full metallurgical accounting of ore treated however SRK has not yet reviewed such an accounting.

15.8 Throughput Expansion Potential

During the design phase and optimization study the engineer gave thought to the possibility of increasing the plant throughput by 50%. The crushing capacity is adequate for the expanded rate. The milling capacity will have to be increased by adding a second primary ball mill and possibly a second secondary ball mill. Real Estate is available to facilitate the expansion. The flotation capacity will have to be increased and is allowed for in the plant layout. Thickener design for concentrate and tailings have large safety factors and should accommodate 50% expansion. However real estate is available for additional units. BIOX® capacity is based on sulphur oxidation capacity. A third train can be accommodated in the area. The possibility exists that with knowledge of the plant operation the existing two train leaching section could cope with a 50% expansion if flotation concentrate quality is modified. CCD thickeners as other units have a safety factor that may allow the processing of the expansion. Real estate exists for the installation of a second train. Neutralisation capacity will have to increase and this can be accommodated within the current plant footprint.

The CIL circuit designed on residence time has the capacity to allow the 50% expansion and the elution system is based on a 5 strip per week regime which can be increased to cope with the expansion. Tailings disposal will have to be improved to accommodate a 50% increase in throughput. Reagent Mixing can adequately cope with the expansion.

Utilities such as power, electrical services, air systems and water cooling will have to be expanded to facilitate plant expansion.

15.9 Construction Status

Sino reported in their June quarterly report as follows:

"Gold production commenced in mid-May following completion of lining the CIL dam. Commissioning and production ramp-up proceeded in line with expectations until continuous operation was impacted by rainfall across southern China in late June. Gold recovered totalled 9,840 ounces for the June quarter.

For the month of June, highlights of performance were:

- Gold recovered of 5,800 ounces;
- Gold sold of 2,542 ounces at an average price of US$646/ounce;
- Milling of 53,000 tonnes at a head grade of 5.5g/t gold;
- Following initial availability issues associated with the tailings thickener, the grinding and flotation circuit operated with good availability of 87% from 10 June 2007;
- Average milling rate of 115 tonnes per hour or 77% of design; and
- The BIOX® section performing well with concentrate supplied to the BIOX® plant increasing to an average of approximately 80% of planned throughput rates.

The crushing, grinding and BIOX® circuit capacity appear to be capable of comfortably achieving levels required to meet the design throughput rates of 1.2 million tonnes per annum.

Flotation recovery of up to 80% has been achieved. However, average recoveries have been impacted due to the flotation circuit operating intermittently as concentrate feed rates have been restricted during the ramp-up to BIOX® design capacity.

Persistent rainfall in late June necessitated the Company to cease operating the CIL circuit and reduce BIOX® processing so that excess water could be removed in a controlled manner from the CIL dam. The month of June is typically the peak of the wet season at Jinfeng, with May and July averaging 50% less rainfall than June. Works have been initiated to improve the project's capacity to divert run-off water from entering the CIL dam.

Subsequent to relevant approvals being obtained, sufficient water was removed to enable re-commencement of tailings discharge from the processing plant to the CIL dam on 17 July 2007.

Following the slow start to production in July, it is anticipated the plant will ramp-up to design throughput and production levels over the course of the September quarter. Jinfeng's gold production is currently forecast to total 70,000 to 75,000 ounces for 2007."

16 Mineral Resource and Mineral Reserve Estimates

16.1 Mineral Resource Estimation

A Resource estimate of the Jinfeng deposit has been made using drill hole, underground adit, underground drill hole and surface trenching results.

On 30 April 2007, Sino Gold released an updated Mineral Resource estimate for the Jinfeng gold deposit of 28.6 million tonnes at 5.0g/t gold, containing 4.6 million ounces. The table below summarises and compares the April 2007 estimate and the previous estimate published in February 2006.

Table 16-1: Jinfeng Mineral Resource estimate, February 2006 and April 2007

	April 2007				February 2006		
	(at 1.0 and 2.0 g/t Au cut-off grades)				(at 2.0 g/t Au cut-off grade)		
Resource Category	Tonnes	Grade	Ounces	Change	Tonnes	Grade	Ounces
	(' 000)	(g/t Au)	(' 000)		(' 000)	(g/t Au)	(' 000)
Measured	15,408	5.3	2,617	14%	13,420	5.3	2,287
Indicated	8,593	4.7	1,305	13%	7,766	4.1	1,029
Sub-total Measured + Indicated	24,001	5.1	3,922	14%	21,186	4.9	3,316

The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources used to produce the Ore Reserves.

16.2 Ore Reserve Estimation

The updated Ore Reserve estimate for the Jinfeng gold deposit totals 17.6 million tonnes at 5.7g/t gold, containing 3.2 million ounces, as shown in Table 16-2. The May 2007 estimate represents a 12% increase in contained gold over the April 2006 Ore Reserve estimate.

Table 16-2: Jinfeng Ore Reserves estimates, 2006 and 2007

	May 2007				April 2006		
Ore Reserve Category	Tonnes ('000)	Grade (g/t Au)	Ounces ('000)	Change In Ozs	Tonnes ('000)	Grade (g/t Au)	Ounces ('000)
Proved	11,965	5.8	2,218	+11%	11,088	5.6	1,997
Probable	5,600	5.5	992	+14%	5,331	5.1	872
Total	**17,565**	**5.7**	**3,210**	**+12%**	**16,419**	**5.4**	**2,869**

This new Ore Reserve estimate has increased by 341,000 ounces over the previous estimate, due to the addition of 1.2 million tonnes of ore and the average grade increasing to 5.7g/t gold from 5.4g/t gold previously. Proved Reserves comprise approximately two-thirds of the total Ore Reserve.

Nearly all (93%) of the open-pit Ore Reserves are in the Proved category, while 58% of the underground Ore Reserves are now in the Proved category.

Approximately 82% of Measured and Indicated Resources have been converted to Ore Reserves. The planned underground mine contains an estimated 2.2 million ounces of Ore Reserves, with the remaining 1.0 million ounces contained in the planned open pit and ore stockpiles. The Ore Reserve increase has been provided by an increase in the underground Ore Reserve.

Table 16-3: Jinfeng Ore Reserve Estimate, May 2007

	Category	Tonnes	Grade	Gold
		'000	g/t Au	'000oz
Open Pit	Proved	5,276	5.2	889
(1.5g/t Au c/o)	Probable	503	3.9	63
Total OP		**5,779**	**5.1**	**952**
Underground	Proved	6,435	6.2	1,282
(2.9g/t Au c/o)	Probable	5,097	5.7	929
Total UG		**11,532**	**6.0**	**2,211**
Stockpile	Proved	254	5.7	47
Total Ore Reserve	Proved	11,965	5.8	2,218
	Probable	5,600	5.5	992
Total OP + UG		**17,565**	**5.7**	**3,210**

Under current mine plans, ore is to be sourced concurrently from the open pit and underground mine. This will bring forward the higher grade underground ore and enable the average head grade to approximate the average Ore Reserve grade of 5.7g/t gold.

Diamond drilling of the Jinfeng deposit continues to confirm the deep high-grade zone plunging east-southeast and the important new upper eastern zone of mineralisation closer to the surface along strike. Five diamond drill rigs are currently testing these zones. Both zones plunge east-southeast and remain open.

16.2.1 Background & Key Parameters for Ore Reserve Estimate

On 30 April 2007, Sino Gold released an updated Mineral Resource estimate for the Jinfeng gold deposit of 28.6 million tonnes at 5.0g/t gold, containing 4.6 million ounces. Approximately 83% of the total resource is in the Measured and Indicated categories.

The new Ore Reserve estimate is based on detailed geology, rigorous modelling and estimate methodologies that demonstrate the robustness and quality of the Jinfeng orebody, which remains open in two main directions.

The cut-off grades for this Ore Reserve estimate are based on a gold price of US$500/oz.
Key parameters for the open pit are a strip ratio of 14.9 to 1, a cut-off grade of 1.5g/t gold, mining dilution of 5% and a base of the open pit at 415mRL.

Mechanized cut-and-fill methods are planned for the underground mine. Key parameters for the methods are mining recovery of 88%, dilution of 14% and a cut-off grade of 2.9g/t gold.

16.2.2 Competent Persons

The following individuals take responsibility for the following information in this document:
• **Dr John Chen**, who is Sino Gold's Manager – Mining Technical Services, takes responsibility for the information relating to the Ore Reserve estimate. He is a mining engineer with over 20 years experience in the mining industry and is a Member of The Australasian Institute of Mining and Metallurgy ("The AusIMM").
• **Mr Phillip Uttley**, who is Sino Gold's Chief Geologist, takes responsibility for the information in this report which relates to the Mineral Resource estimate. He is a Fellow of The AusIMM and has over 25 years relevant experience in exploration and evaluation of gold deposits, including the estimation of resources in structurally controlled gold deposits and replacement-style gold deposits.

Each of the above individuals are full-time employees of Sino Gold and have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he is undertaking to qualify as Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("2004 JORC Code") and consent to the publication of this information in the form and context in which it appears.

As required under NI43-101 section 1.3 and 1.4, SRK indicates that the standard used for estimation and categorization of the Resource and Reserves estimates in this report is the JORC Code (2004). The differences between the JORC Code and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") guidelines are not substantial or material in their criteria for categorization. However the CIM guideline does not allow the addition of Inferred Resources to Measured and Indicated Resources. SRK has abided by this guideline as shown in Table 16-1.

16.2.3 General Parameters Utilised for Ore Reserve Estimates

The cut-off grades for the May 2007 Jinfeng reserve estimate are based on:

- a gold price of US500/oz; and
- estimated average, long-term operating costs which have been updated for variations in key cost since April 2006, such as increased diesel, labour, cyanide and lime costs.

Notes on Open Pit Ore Reserve Estimate

The Open-Pit Ore Reserve estimates were based on the April 2007 SRK Uniform Conditioning Resources Block Model. The ore stockpiles and Ore Reserves for the planned open pit at Jinfeng are reported in Table 16-4 at a 1.5g/t gold cut-off grade.

Table 16-4: Jinfeng Open Pit Ore Reserve, May 2007

	Category	Tonnes	Grade	Gold
		'000	g/t Au	'000oz
Open Pit	Proved	5,276	5.2	889
(1.5g/t Au c/o)	Probable	503	3.9	63
Total OP		5,779	5.1	952
Stockpile	Proved	254	5.7	47
Total Ore Reserve	Proved	5,530	5.3	936
	Probable	503	3.9	63
Total		**6,033**	**5.2**	**999**

The open-pit reserve is based on a practical pit design, which was reported against the Uniform Conditioning ("UC") Mineral Resource model. The UC model parent cell size was 30m by 8m by 5m vertical and UC modelled the selectivity of a selective mining Unit ("SMU") of 5m by 4m by 5m vertically. The UC estimate was made independently by Mr Daniel Guibal, Corporate Consultant (Geostatistics and Resources), of SRK Consulting. The Whittle pit optimisation was performed by Mr Danny Kentwell, Senior Consultant (Resource Evaluation) of SRK Consulting. He used the updated cost parameters and a gold price of US$500/ounce. The optimised pit shell which was used as the pit design was essentially the same as the one used in the previous pit design. The pit design was generated by Mr Weifeng Li of West Swan Pty Ltd and provided to Sino Gold for Ore Reserve reporting. The open pit Ore Reserve estimates were then audited by Mr Weifeng Li.

The base of the pit design is at the 415m RL and the strip ratio for the open pit is 14.9 to 1. A 5% dilution at an average diluting grade of 0.5g/t gold was added to the Measured and Indicated Resource blocks inside the March 2007 digital terrain model (DTM) limits of the practical pit design.

Notes on Underground Ore Reserves Estimate

The Jinfeng Ore Reserves estimate is reported in Table 16-5 below in two separate underground mining areas - the main Huangchanggou ("HCG") orebody and the Rongban orebody. The Underground Ore Reserves estimate was based on the April 2007 SRK Conditional Simulation Resources Block Model and used a cut-off grade of 2.9g/t gold.

The Conditional Simulation Model performed 100 Conditional Realizations. The realization showing the median contained metal was adopted for the estimate of the Ore Reserves. The Conditional Simulation estimate was made independently by Mr Daniel Guibal, Corporate Consultant (Geostatistics and Resources), of SRK Consulting.

Table 16-5: Jinfeng Underground mine Ore Reserves, May 2007

	Category	Tonnes	Grade	Gold
		'000	g/t Au	'000oz
	Proved Ore Reserve	5,895	6.3	1,185
	Probable Ore Reserve	4,784	5.7	873
Total - HCG		10,679	6.0	2,058
	Proved Ore Reserve	540	5.6	97
	Probable Ore Reserve	313	5.5	56
Total - Rongban		853	5.6	153
	Proved Ore Reserve	6,435	6.2	1,282
	Probable Ore Reserve	5,097	5.7	929
Grand Total		**11,532**	**6.0**	**2,211**

Calculation of Cut-off Grade for Underground Ore Reserve

The underground cut-off grades are break-even grades, at which total operating cost is equal to the value of the recoverable gold metal. Cut-off grade were calculated at 2.9g/t gold for both the HCG and Rongban orebodies.

AMC Diluted Block Model

AMC Consultants were independently retained to determine the potential mineable tonnage and grades for the Jinfeng underground mine. The methodology used includes the creation of a diluted Datamine block model at the respective cut-off grade. The AMC Consultants' diluted block model excluded the blocks under a minimum mining width and minimum barren pillar width of 2.5m.

Internal barren blocks with a width of less than the minimum barren pillar width became internal dilution.

The AMC Consultants' diluted block model also created hangingwall and footwall dilution blocks. These blocks usually have grade below the cut-off grade, and they become parts of the dilution of underground mining.

Underground Mining Methods

Underhand and overhand cut-and-fill methods were selected as the underground mining methods in the 2006 Ore Reserves estimate with a lift height of 5m and sublevel interval of 20m. The same mining methods were adopted in the current Ore Reserves estimate. Some revisions were made to the mine plan developed in 2006 with the level development modified to suit the new orebody geometry and extended to the east and/or west to access the additional mining blocks. The depth of the mine has deepened by 160m to –120mRL. The Rongban orebody will be accessed at different levels either via the mine development planned for HCG or from a new horizontal crosscut planned from the adjacent hill side. Only the mining blocks that have mine access planned are included in the Ore Reserves Database. A 10m rib pillar was allowed against the pit wall, and ore recovery is reduced for the mining blocks immediately under the pit bottom, after considering the possible need for permanent ore pillars in these mining blocks. Multiple mining fronts or levels are planned for HCG to maintain a high underground production rate, creating several crown pillars which have also been taken into account in the estimation of reserves. Total ore loss and dilution are summarized in Table 16-6.

Table 16-6: Jinfeng underground mine, assumed mining loss and dilution values

Item	Value
Ore loss- AMC diluted model	3.2%
Design ore loss	5.7%
Ore loss to backfill and others	3.0%
Total Ore Loss	**11.9%**
Internal dilution- AMC diluted model	2.1%
Hangingwall dilution (0.5m)	4.3%
Footwall dilution (0.25m)	2.1%
Backfill and other dilution	5.0%
Total Dilution	**13.5%**

The design ore loss includes ore losses related to the irregular orebody geometry and discontinuity, and permanent ore pillars allowed in crown pillars.

Audits and Reviews

The 2007 'recoverable resource' estimates were calculated independently by consultant geostatistician, Mr Daniel Guibal, FAusIMM (CP) of SRK Consulting. The categories of tonnages contained in the Sino Gold Mineral Resource estimate (i.e. - Measured, Indicated and Inferred) were reviewed independently by Mr Guibal and found to be reasonable.

The open pit Ore Reserves were estimated by Sino Gold employees and have been independently audited by Mr Weifeng Li of West Swan Pty Ltd.

The underground Ore Reserves were estimated by Dr John Chen of Sino Gold have not been independently audited, but involved an independent consultant from AMC.

Relative Accuracy/Confidence

The cut-off grades for the Jinfeng reserve estimate are based on a gold price of US$500/oz. If a gold price of US$700/oz is assumed, then the application of lower cut-off grades would increase total contained gold by approximately 0.25 million ounces. In the centre of the Jinfeng deposit, the orebody remains open down dip to the northeast, mainly associated with the F7 fault, and further exploration drilling will test the resource potential down-dip.

To the east-southeast, within the high-grade zone at depth, the orebody remains open and there are Inferred Resources at depth which will need further drilling to be converted into Indicated Resource. Drilling is continuing in this down-plunge direction.

Essentially the orebody remains open in the two main directions and a further resource and another ore reserve estimate will be required at an appropriate time in the future, based on ongoing drilling results.

17 Other Relevant Data and Information

17.1 Geotechnical Engineering

The geotechnical conditions at Jinfeng Mine were assessed by SRK over a three day period between 14 October and 16 October 2006.

Geotechnical observations and opinions that are given in this report are based on a review of available information and onsite discussions with Messrs John Chen, Ross Jenkins, Joe Skrypniuk and Feng Jun Bo. Information that was made available to SRK and reviewed for the purposes of this report are documented in the references section.

At the time of the SRK site visit the mine development/operations status, as applicable to geotechnical issues, was as outlined below:

- **Open Pit:** Excavation commenced to a level of approximately 720m. The maximum pit wall height was about 30m. All slopes in weathered material. No production at time of visit.
- **Underground Operation:** No mining. Design available and Sino anticipated commencement of decline within about a month. Site investigation in progress for shafts.
- **Plant Area:** Earthworks and foundations completed. Superstructure under construction. Completion expected in about January to February 2007.
- **Office and Accommodation:** Earthworks and foundations completed. Superstructure under construction. Completion expected within about one month.
- **Access Roads:** Formed and being maintained.
- **Tailings Delivery and Water Return Pipelines:** Under construction.
- **Tailings Storage Embankments (CIL and Float):** Construction has been completed. The CIL TSF was modified at the request of Chinese Government authorities to include a full basin liner.
- **Water Diversion Tunnels:** Completed.

17.2 Overview of Geotechnical Conditions

Topography and Hydrology

The topography of the region has two distinct styles that are influenced by the underlying geology. The Jinfeng mine area is located on the watershed between the Beipan River to the east and the Luofan River to the west.

To the west of Jinfeng mine, where the lithology is predominantly Permian karstic limestone, the topography is rugged and has features that are typical of Karst. The range of elevation is from approximately 350mRL to nearly 1,150mRL. Sinkholes are common and are commonly very large. Surface water is somewhat intermittent within this terrain, with many water courses flowing in cave systems below surface. During the wet season, according to Sino site personnel, very large flows can develop in subterranean river systems.

Golder (2003) has formed the opinion that this will not have a direct impact on the mine-site, although it is an issue for the access road to the mine and possibly for the future location of infrastructure.

The topography at the Jinfeng mine site is not as rugged as it is within areas underlain by Karst. There are, however, substantial topographic variations from about 400mRL to 760mRL with natural slopes ranging from 20 to 35°. The Jinfeng mine area is underlain by Triassic sandstones, siltstones and mudstones. The amount of surface water in creek beds is normally limited unless heavy rain occurs. Most rainfall is likely to be shed to the major rivers in a very short period of time. However, the water supply for local rice terraces appears to be perennial.

Golder (2003) have noted that "A review of the local literature and observations at the mine site indicate very few natural landslides within the Triassic Lithologies. Those that do occur are usually associated with areas of artificial over-steepening such as road cuttings and are limited to a maximum height of perhaps 50m. They appear to be mostly bedding or fault plane related and most likely occurred during heavy rain."

At the time of the SRK site visit evidence of natural slope instabilities was observed at a number of locations. The scale of these instabilities is not known. During the site visit SRK observed that slope failures and areas of instability associated with road cuttings were common. SRK note that the rugged topography and numerous cuttings that are required for the development and operation of Jinfeng presents a risk. SRK are of the view that this risk can be properly managed by identifying areas most susceptible and implementing appropriate procedures and/or engineering works. Proper management of storm water is also important. During discussions with on-site personnel SRK formed the opinion that Sino has a good appreciation of the risks associated with natural slope failure.

17.2.2 Geology

A schematic section through the Huangchanggou prospect, as interpreted by the Sino Jinfeng Geology Department, is given in Figure 8-1. From this figure it can be seen that the geology of the Huangchanggou prospect is highly folded and faulted.

The interpreted local Jinfeng stratigraphy (Lannigou Middle Triassic) that is expected to be intersected by the mining operations is summarised in Table 17-1.

Table 17-1: Lannigou Middle Triassic Local Stratigraphy (after Sino Gold, 2006)

Formation Name	Member	Thickness	Map Code	Description
Bianyang		>270m	T_{2by}	Dominated by thick to medium thick, minor massive bedded fine-grained quartz sandstone, siltstone and wacke interbedded with mudstone and claystone. Clastic components are dominated by quartz grains with minor feldspar, anatase and rutile. Matrix minerals include clay, carbonate and silica. Host sequence for economic Au mineralisation.
Nilou		10 to 50m	T_{2nl}	Considered a local marker horizon. Grey to dark grey thin bedded claystone to mudstone containing abundant bivalve and plant fragment fossils. Interbedded with limestone and muddy limestone to 10m thick. Can host Au mineralisation with favourable structure.
Xuman	Unit 4 Subunit 4	30 to 110m	T_{2xm}^{4-4}	Light grey to grey thick to massive fine sandstone, siltstone and muddy siltstone. Common claystone interbeds. Coarse cubic to aggregated fine-grained diagenetic pyrite common. May host Au mineralisation.
	Unit 4 Subunit 3	50 to 210m	T_{2xm}^{4-3}	Mudstone with fine siltstone interbeds. May host Au mineralisation with favourable structure.

The structural evolution of the Lannigou area is reported, by Sino, to have involved four stages of stress orientation from north-south, to east-west, to northeast-southwest and then northwest-southeast. The interaction of these stress orientations has resulted in the formation of the Laizhishan Dome short axial anticline, the Banchang Thrust and a series of steeply dipping reverse faults.

The main fault orientations in the Lannigou area are northwest-southeast, northeast-southwest and north-south. The northwest-southeast faults include the F3 fault which is the main mineralised zone of the Huangchanggou prospect. Dips are generally steep (65 to 85°) to the north-east but the F3 structure is overturned and dips steeply to the southwest in its upper portions but changes dip to a consistent steep north-east dip below approximately 600mRL. Structures in this orientation have been described as reverse faults with a dextral strike-slip component as a result of northeast to southwest oriented compression.

The north-south oriented structures are also compressive reverse faults. The F1fault has a shallow to moderate dip to the west and forms a boundary between the Permian carbonaceous sediments to the west and Middle Triassic clastic sediments to the east. The F7 and F9 faults have moderate to steep dips to the east (45 to 70°).

17.2.3 Rock Mass

Golder (2003) has made an evaluation of rock mass characteristics for the purposes of surface and underground mine design.

Sino has a geological database that includes measured discontinuities, a description of discontinuity characteristics, and other rock properties including Rock Quality Designation (RQD). A summary of the measured RQD by rock types and stratigraphy within the FW and HW, that was extracted from the Sino database is given in Table 17-2.

Table 17-2: RQD Summary by Stratigraphy for FW and HW (SRK, 2006)

Formation	FW		HW	
	% of Rock	Average RQD	% of Rock	Average RQD
T2by	49%	62%	91%	42%
T2nl	6%	64%	5%	30%
T2xm4-3	22%	52%	2%	23%
T2xm4-4	23%	49%	2%	42%

The structure of the Sino Jinfeng Geology Department database, and the type of information that has been recorded, does not allow ready application of rock mass classification systems to the data. However, by consideration of the available information an *estimate* of the rock mass quality value (Q) has been made as summarised in Table 17-3. Figure 17-1 shows that the FW rocks as a whole are, on the basis of the available information, likely to be more competent and require less support.

Table 17-3: Interpreted Rock Mass Quality Value in FW and HW (SRK, 2006)

Parameter	FW	HW	Comment
RQD	55	24	Average RQD for area used
Jn	9	12	-
Jr	2	1.5	-
Ja	2	2	-
Jw	0.66	0.66	-
SRF	2.5	2.5	-
Equivalent Dimension D_e	2.7	2.7	Assumes a ESR of 1.8 and height of 5m
Q	1.6	0.4	-
Description	Poor	Very Poor	-


HW
FW

Figure 17-1: Possible FW and HW Support Requirements (SRK, 2006)

According to Golder (2003) the Modified Stability Number (N') range across the Jinfeng deposit is generally from 1 to 3. These values suggest that very limited unsupported spans will be possible during stoping operations.

17.2.4 Seismicity and In-situ Stress

The Guizhou Metallurgical Design and Research Institute (2005) state that the site falls within the "6° Seismic Zone" and in accordance with the Seismicity Code the site is categorised as "Class 1". As such, their design allows for earthquake-induced accelerations of 0.05g.

Golder (2003) comment that the "earthquake activity recorded in the area is low and infrequent, although it does occur". They adopted an acceleration of 0.1g for the purpose of the analysis for open pit design.

Golder (2003) noted that there were no site specific in-situ stress measurements and estimated stress characteristics from available literature. They also recommended that site specific testing was carried out.

SRK consider that to reduce the risks associated with underground mining it is appropriate to establish the in-situ stress regime by site specific testing. SRK did not sight any evidence of in-situ stress testing, and it was understood from site personnel that in-situ stress testing has not yet been carried out, but is planned to be completed in the future.

17.2.5 Groundwater

The 117 Team of Guizhou Metallurgical Design and Research Institute (MGMR) has made an assessment of groundwater conditions at Jinfeng. This was done in 1993. MGMR make the observation that the static groundwater level typically occurs at between 3 and 23m below ground level, and that the piezometric surface mirrors the topography. Golder (2003) based their mine design recommendations on the observations and interpretations made by MGMR.

Two main regional aquifers have been identified, namely:

- Carboniferous Permian carbonate rock aquifer, and
- Triassic clastic rock aquifer.

In addition to the aquifers identified above, a series of faults were identified. It has been assumed that these will act as aquifers.

At Jinfeng the open pit and underground mining is to be within the Triassic clastic rock unit. This sequence is made up of inter-bedded sandstone, siltstone and mudstone. The upper 5 to 10m of this unit is typically weathered and is inferred to be more permeable than the fresh rock. Golder was of the opinion that there was uncertainty as to whether the entire rock mass is saturated (i.e. groundwater pressure is greater than atmospheric everywhere below the water table) or if there are a number of perched groundwater lenses that only exist during and just following the wet winter months.

The most permeable aquifer sequence in the area is the Permian carbonate rock unit which is approximately 1km to the west of the boundary of the open pit. Given the low permeability of the clastic rocks Golder is of the view that there is not expected to be any significant hydraulic connection to the open pit or the underground operations.

On the basis of field observation and short term airlift recovery tests (done by MGMR) it has been interpreted that the rock mass (Triassic clastic rock unit) at Jinfeng has a hydraulic conductivity of less than 0.01m/day. To improve confidence in design Golder has recommended that further work was carried out to obtain a better understanding of the groundwater conditions and their potential impact on mining.

Golder have specifically identified that wall stability of the Jinfeng open pit is expected to be sensitive to groundwater pressure, and that an understanding of the likely magnitude of groundwater pressure is essential to the design process. This information would be used to design wall depressurisation measures.

For the purposes of the underground mining operation, the selection of pumps has assumed that underground water will include:

- 182m^3/day): Underground water
- 660m^3/day: Water used during the ore production and mine development at 0.3m^3/tonne ore
- 780 m^3/d: Free backfill water (peak 1350m^3/d x 87% free x 2/3 released on the same day); and 4921 m^3/d: 20% of rainwater in the pit below RL580 in an once every 10 year event.

Daily water is 1622 m^3/d under normal conditions, and its maximum value is 6543 m^3/d. The design capacity under normal conditions is 85m^3/h, and maximum capacity is 340 m^3/h.

In the information that was reviewed by SRK there was no evidence of additional hydro-geological assessments having been done. Groundwater conditions (pore pressures and potential for inflows) are in SRK's opinion currently poorly understood, as identified by Golder. However, it is judged by SRK that the risks to the overall project as a result of this are low. This opinion is based on the observations that have been documented with regard to groundwater inflow in existing abandoned underground workings. Further hydro-geological investigation is considered to be required to properly evaluate the impact of groundwater and dewatering requirements in the underground operation.

From discussion with site personnel it is understood that it has been assumed that there will not be a requirement for the installation of horizontal drains in the pit wall. During the very early phases of open pit formation this is likely to be a valid assumption. However, as the pit becomes larger, SRK anticipates that there may be a requirement for the installation of weepholes and horizontal drains to maintain pit wall stability. SRK is of the opinion that it is important for additional hydro-geological information to be obtained. This would include a requirement for long term groundwater monitoring. The monitoring program should be designed to provide information for both the surface and underground operation. It is appropriate to implement a groundwater monitoring program during the early phases of mining.

17.3 Open Pit

At the time of the SRK site visit, excavation within the open pit had commenced (Figure 17-2) and the floor level was at an elevation of about 720mRL, with interim pit walls of up to about 30m having been formed. Competent rock had not yet been exposed in the pit, and the mining fleet was not operating. At the time of the site visit there was ponded water on the pit floor from recent rainstorm events. No evidence of water seepage from the pit slopes was sighted.



Figure 17-2: Photograph Showing Open Pit as at 15 October 2006

17.3.1 Background

The mining schedule commences as an open pit operation, with production rates designed to achieve a ramp up to match process feed requirements. Underground mining is scheduled to commence approximately 18 months after the open pit start, and attains full production in Year 3. Excavation rates in the open pit reduce from Year 5 onwards, as the strip ratios decrease.

To defer some of the waste stripping to later years, the open pit has been designed in two stages. The first stage is designed to 520mRL, and the second stage extends to 420mRL. The first stage has slightly steeper wall angles and lower wall heights, apart from the south wall.

Bench heights in the final pit will be 20m, with mining of waste planned at 10m. Ore will be mined using 5m operating bench heights, with 2.5m flitches to optimise ore extraction.

Within the pit, the haul road width varies from 20m for most of its length to 14m near the bottom of the pit, with a nominal 10% gradient. Haul road widths outside the pit are 20m wide. The external haul road enters the open pit mining area at 580mRL and reaches its highest at the top of a ridge at 730mRL.

17.3.2 Open Pit Design

Golder (2003) was commissioned by Sino to provide geotechnical recommendations for the design of the open pit. The work that Golder did took into account the results of the MGMR work and included geotechnical site investigation (limited drilling, surface mapping, and underground mapping in old mine workings to compliment the work done by MGMR). Golder formed the opinions that:

- Most of the identified mechanisms of likely wall failure are controlled by geological structure. The actual potential and extent of possible failures will be strongly dependent on the persistence of the structural features. The available structural data suggests that bedding and faults F2 and F3 will be the dominant and most persistent structural features. Unfavourably oriented bedding and faults surfaces were therefore interpreted to have the potential to produce wall scale instability
- There will be a need for good management of surface water flows during times of seasonal high rainfall to ensure that water flow into the slopes is minimised
- The highest walls in the proposed pit will be the west and east walls as they represent the continuation of the approximately east-west oriented ridge line.

Key issues that have potential to impact on pit wall stability, as identified by Golder, included the:

- Accuracy of the current Sino geological model, in particular the interpretations of bedding plane dips, the location and geometry of the interpreted folds, and the location and extent of the major fault structures
- Interpreted shear strength of the major structural features
- Variability of the topography which causes great variability of wall height and hence the normal stress across any potential failure plane
- Likelihood that groundwater pressures will occur and be sustained within the walls as a result of the low permeability of the rock mass. Further studies are required to assess this further – the design recommendations given below are based on the assumption that fully depressurized conditions will be achieved
- Fact that the stress regime is low and unlikely to be able to provide significant constraint to the walls. The quality of blasting needs therefore to be good.

Golder has assessed the potential pit wall failure mechanisms and their scale within four Sectors of the planned open pit. A summary of the results of this assessment is given in Table 17-4.

Table 17-4: Summary of Interpreted Wall Instability Mechanisms

Wall	Mechanism of Instability	Likely Scale
South	Planar Sliding – bedding	Overall wall and multi-batter
	Wedge	Batter scale
West	Planar – joints and faults	Batter scale
	Wedge	Batter scale
North	Toppling – controlled by bedding	Overall wall and multi-batter scale
	Planar- controlled by bedding	Batter scale where bedding dips out of the pit wall
East	Wedge	Batter scale

The overall wall angles recommended by Golder are summarised in Table 17-5.

Table 17-5: Summary of Wall Slope Angles as Recommended by Golder

Position in the Pit	Recommend Wall Angle	Preliminary Design Angle
South Wall	21° to 48°	38°
West Wall	45°	34°
North Wall - Stage 1	50°	45°
- Stage 2	45°	50°
East Wall	45°	36 to 38°

Matrix Consulting (2004) considers that the open pit slopes will be influenced by low material strengths in clay and mudstone sequences, and that bedding planes form the main planes of weakness. In their assessment they consider that the south wall may be susceptible to sliding failures and the north wall may be susceptible to toppling failure. Matrix Consulting note that pit wall stability elsewhere will be dependent on the orientation of bedding relative to the more prominent faults and joints and make an important observation that joint persistence is typically less than 10m as inferred from field mapping. According to Matrix (2004) local groundwater conditions can be expected to increase the potential for localised failure where aquifers are confined and exert pressures greater than atmospheric pressure upon wall faces. To limit the risk of large scale pit wall instability, the pit wall was apparently designed for inter-ramp and overall wall slopes as described below:

- South wall faces developed parallel to bedding, with wall dips in the range of 21 to 48°
- West wall angles limited to a maximum overall slope of 45°
- North wall angles limited to a maximum of 50° in the first stage of the open pit, followed by a maximum slope of 45° in the second stage, and
- East wall angles limited to a maximum of 45°

A schematic typical section through the pit, as envisaged by Matrix Consulting, is shown in Figure 17-3.



Figure 17-3: Schematic Section through Jinfeng Open Pit (Matrix Consulting, 2004)

During the site visit SRK was provided with a three dimensional (3D) model showing the current design pit shell. An isometric view of the design pit shell, showing current topography, is presented in Figure 17-4. Typical pit design parameters, as measured from the Sino 3D model, are given in Table 17-6.

SRK notes that, on the whole, the design pit shell is consistent with the consultant geotechnical design recommendations. The open pit design has been prepared with the input from reputable and experienced specialist geotechnical consultants. From discussions with Sino site personnel SRK understands that Sino anticipates further and ongoing specialist input, and that this has been allowed for in the budget.



Figure 17-4: Isometric View of Open Pit Shell to North East (Sino Gold. 2006)

Table 17-6: Measured Open Pit Design Parameters

Consideration	Observation
Maximum Crest Level	750m (in ESE Sector)
Floor Level	430m
Maximum Overall Pit Wall Height	320m (in ESE Sector)
Ramp	Spiral, entry in West at Level 580m
Ramp Width	17m (above level 480m), 10m (below level 480m)
Average Ramp Grade	1:10.46
Overall Pit Wall Angle	41.6° to 43.8°
Upper Pit Wall Angle	35° in South Sector above ramp, 45° to 46° in other Sectors above ramp
Lower Pit Wall Angle	56° for 80m high bench stack below ramp in South Sector 48° for 60m high bench stack below ramp in North Sector
Bench Height	20m
Bench Angle	Approximately 65°
Berm Width	Typically 8m to 11m, but 20m in South Pit Sector

17.4 Underground Mine

Development of the underground mining operation commenced in November 2006 with a start of the main decline construction.

17.4.1 Background

According to Matrix Consulting (2004) the underground mine plan allows for 443 stopes, with an average production capacity of 150 tonnes per day per heading, including backfill time. Stopes are progressively backfilled upon completion of mining, with some stopes backfilled immediately where the mining sequence and alignment allow this to occur.

A number of mining methods are employed, depending on the stope width and the direction of mining. Mining of a 100m long ore drive is expected to take between 17 and 20 shifts, for overhand cut-and-fill stopes, and up to 44 shifts for underhand cut-and-fill. A backfill cycle may take around 14 shifts.

The targeting of the orebody in underground mining, and the use of a variety of underground mining methods, results in a relatively constant production rate from the underground mining activity once it is established.

17.4.2 Design

Sino has designed the underground mining operation taking the geotechnical recommendations given by Golder (2003) and other specialist consultants (for example SRK, 2006) into account. A 3D model showing the planned underground mine layout has been made available to SRK. Figure 17-5 shows an isometric view of the planned underground mining operation.


Rongban Area
Concurrent OC & UG mining to maximise project's value
West Air Vent
East Air Vent
Backfill Drive
Open along strike to east
Main Decline
Open along dip
N
500m
Open down-plunge to east-southeast

Figure 17-5: Isometric View Showing Underground Mine Layout (Sino Gold, 2006)

The design layout shown in Figure 17-5 has given consideration to the various consultant recommendations.

Portal

The portal for the main decline is located at RL560 in the southwest of the FW of the orebodies. The portal is located outside the 200m fly-rock zone for the open pit. Figure 17-6 shows the main decline portal area prior to development of the portal or the decline.



Figure 17-6: Photograph Showing Main Decline Portal Area, 15 October 2006

Decline

SRK was advised that geotechnical conditions were being assessed using purpose drilled sub-vertical boreholes equally spaced along the design alignment.

The main decline is straight from surface to approximately 520mRL, followed by a zig-zag decline to the bottom of the mine, currently designed at 50mRL. The decline has the following design parameters:

- Cross section 5.5m by 5.5m (for both straights and curves)
- Gradient of 1 in 7 for straights and curves
- Centerline radius of 25m on curves
- Level access at 20m intervals
- First 15m of decline with a gradient of 1 in 25 up to prevent storm water from entering the decline

The design cross section of the decline (Figure 17-7) has been based on the relevant Chinese Mine Regulations, including requirements for ventilation and a 1.2m wide walkway for pedestrians. The main decline is designed to be three-element arch shape and this can be modified to suit ground conditions if required.

Standard ground support for the decline is shown in Figure 17-8. The design has anticipated that standard ground support will be as follows:

- **First pass:** Splitsets and mesh for temporary support. Hole depth is 3m, but 2m long splitsets will be installed initially. Spacing is 1.1m x 1.2m.
- **Second pass:** 3m long cement grouted rock bolts installed inside the splitsets. The grouted rockbolts will be installed manually at a distance from the decline face to avoid disruption of other decline development activities.


R3461
R1305
ϕ1200
1667
S=24.32m²
C=18.73m
945
857
5217
3550
MT-44
3060
2972
TORO 40
2990
600
3200
1200
5000

Figure 17-7: Main Decline Cross Section (Sino-NERIN, 2004)


R3461
R1305
1667
5217
3550
S=24.32m²
C=18.73m
5000

Figure 17-8: Main Decline Support (Sino-NERIN, 2004)

On the basis of available information SRK judge that the proposed standard support is within the expected range for the anticipated conditions. There is also scope to modify the support to suit ground conditions.

AMC Resource Consultants Pty Ltd (AMC) (2004) has made an assessment of the support requirements for the Jinfeng underground operation. A summary of their recommendations is given in Table 17-7. From this table it can be seen that AMC anticipate a need for shotcrete in the upper levels of the decline and also where the decline passes through fault zones. SRK considers this recommendation to be appropriate.

Table 17-7: AMC Support Recommendations (2004)

Excavation	Span (width x height) – Metres	ESR	Bolt length (end anchored) – Effective length range	Rock Surface Support
Decline – 520-450 RL	5 x 5.2	1.6	(1.7) 2-2.4m	Mesh, rock bolt (e.g. Splitsets) spaced 1m apart, 75-100mm layer shotcrete
Decline – Below RL 450	5 x 5.2	1.6	(1.7) 2-2.4m	Mesh, rock bolt (e.g. Splitset) spaced 1m-1.5m apart, in fault breccia zones refer to 520-450 RL shotcrete requirements
Truck FW drive West & East – 520-450 RL	5 x 5.2	1.6	(1.7) 2-2.4m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar) spaced 1m – 1.5m apart, 50-100mm layer shotcrete
Crosscuts – FW – RL 520-450	4 x 4.5	1.6	(1.6) 2-2.4m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar) spaced 1m apart, 100mm layer shotcrete
Crosscuts – FW – RL	4 x 4.5	1.6	(1.6) 2.4-3m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar) spaced 1m apart, 100mm layer shotcrete

Excavation	Span (width x height) – Metres	ESR	Bolt length (end anchored) – Effective length range	Rock Surface Support
520-450 Shear Zone				
Crosscuts – FW – below RL 450	4 x 4.5	1.6	(1.6) 2-2.4m	Mesh, rock bolt (e.g. Splitsets), spaced 1m apart
Crosscuts – FW – Below RL 450 Shear Zone	4 x 4.5	1.6	(1.6) 3m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar), spaced 1m apart, 50-100mm layer shotcrete
Ore Drifts – RL 520-450 Shear Zone	4 x 4.5	1.6	(1.6) 3m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar), spaced 1m apart, 100mm layer shotcrete
Ore Drifts – Below RL 450 Shear Zone	4 x 4.5	1.6	(1.6) 3m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar), spaced 1m apart, 50-100mm layer shotcrete
Decline Crosscut Intersections RL 520-450	5.7-6 x 5.2	1.6	(1.8) 2.4-3m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar), spaced 1m apart, 100mm layer shotcrete
Decline Crosscut Intersections Below RL 450	5.7-6x 5.2	1.6	(1.8) 2.4-3m	Mesh, rock bolt (e.g. Swellex or grouted end anchored rebar), spaced 1m apart, 50-100mm layer shotcrete
HW Cable Support Drive	3.5x4.5	2	(1.3) 1.8-2.4m	Mesh, rock bolt (e.g. Splitsets), spaced 1.5m apart. Stope HW support: single strand bulb, 10-12m long, spaced 2.5m apart along dip and strike

Shafts and Raises

According to Golder (2003) there is no precedent for shaft sinking at Jinfeng to provide a basis for design guidelines. They were therefore of the opinion that drilling of pilot holes at shaft locations was important. This opinion was supported by AMC (2004). The feasibility design has allowed for four individual vertical ventilation shafts. Typical design details for ventilation shafts are shown in Figure 17-9.

From discussion with site personnel it is understood that all the shafts and long raises will be installed by contractors, using a blind shaft sinking method. SRK is of the opinion that using specialist contractors and proving geotechnical conditions prior to construction will reduce the risks associated with shaft and raise formation.


Raise central line
Raise central line
Drain pipe
300
ϕ6000
700
800
900
Ladder room
Water supply pipe
Compressed air pipe
110
Backfill pipe

Figure 17-9: Plan View Showing Shaft Design Section (Sino-NERIN, 2004)

Access Development

Access development will be approximately north south (i.e. normal to the ore body, but not necessarily cross-cutting many of the major structural elements). Golder (2003) has anticipated that reinforcement for a 5m wide north trending cross-cut will need to adopt at least the same reinforcement as that for the decline.

The Sino-NERIN feasibility study (2004) indicates that:

- There will be a FW drive developed off the decline on each level and that typical length for a FW drive is approximately 600m
- On each level, the FW drive will be mined at 1:50 up from a sump at a location central to the orebodies
- Stopes will be accessed via crosscuts developed from the FW drives. The maximum gradient for an access crosscut is 1 in 7.
- Minimum crosscut length is 50m.
- There will be a crosscut every 100m along the orebody strike. It will pass through the entire sequence of the orebodies on that easting
- Crosscuts on adjacent levels will be offset to improve the flexibility of stope sequencing on the levels.

The features listed above are consistent with the Golder (2003) recommendation.

Stopes and Pillars

Sino has selected the mining method taking Golder (2003) geotechnical assessment into account. According to the feasibility study two forms of CAF mining methods have been selected. These are:

- Overhand CAF for a majority of the underground stopes (see Figure 17-10 and Figure 17-11), and
- Underhand CAF for stopes within the crown pillars for narrow ore bodies.

AMC (2004) notes that: "With respect to mining method selection, the Golder report made an attempt to provide a guideline by determining critical hydraulic radiuses. These however are indicative and more work is required to quantify and clarify the mining method selection".

There is potential for caving operation above the RL 450 line and a supported benching stoping method below this level from preliminary analysis. A cut and fill operation above and below 450 RL (i.e. rock mass condition seem to worsen towards the east) is also possible. However a risk analysis on the clay content within the rockmass must be conducted and could add risk to the caving operation.

In areas of very poor ground conditions, the selection of a cut/drift and fill method seems reasonable, however AMC has some concerns about the cable bolt design and their effectiveness within the ore zone. Alternative rock support and reinforcement methods could be sourced to accommodate or overcome practical mining and logistical problems foreseen with this recommendation. In addition to this, the option of leaving pillars intact should be seriously considered until such time more detailed information with regard to intact rock strength and apparent stress conditions are obtained.


A—A
B B
C—C
NOTE
DIMENSIONS ARE SHOWN IN METER
LEGEND
STOPING ACCESS
FOOTWALL DRIVE
LEVEL ACCESS
FILL BRICK BULKHEAD
CROSSCUT
DECLINE
FILL MASS
LOADER

Figure 17-10: Longitudinal CAF Mining Method (Sino-NERIN, 2004)


A—A
B-B
C—C
NOTE
DIMENSIONS ARE SHOWN IN METER
LEGEND
CUTOFF DRIFT
FOOTWALL DRIVE
LEVEL ACCESS
CROSSCUT
FILL BRICK BULKHEAD
DECLINE
FILL MASS
LOADER

Figure 17-11: Transverse CAF Mining Method (Sino-NERIN, 2004)

Standard stope dimensions for the overhand CAF, used for the design and cost estimate (Sino-NERIN, 2004), are summarised in Table 17-8.

Table 17-8: Standard Stope Dimensions

Parameter	Longitudinal CAF	Transverse CAF
Height	5m	5m
Length	2 x 50m*	30m
Width	4m	5m

* For longitudinal CAF, stope length is typically 100m with a central access crosscut supported by cable bolts in the back.

17.5 Main Access to Site

In order to form the main access road there has been a requirement to construct substantial cut and fill embankments. SRK is of the opinion that there will be a requirement to carry out substantial maintenance works over the life of the road to remediate slope failures. For example, the unstable cut slope shown in Figure 17-12.



Figure 17-12: Unstable Slope on Main Access Road to Plant, 15 October 2006

17.6 Access to Tailings Storage Facilities

SRK considers that the access road to the tailings storage facilities will require considerable maintenance over the life of the mine. There is also considerable risk of loss of the road and tailings discharge/water return pipelines. This risk will require careful management, and it is considered important to carry out a geotechnical hazard survey to properly identify potential areas of instability and the risks associated with the areas identified. From discussions with site personnel it is understood that Sino are aware of the risks and are planning to conduct a hazard survey. Sino has also identified alternative emergency access routes. Following SRK's site visit it is understood that Sino has implemented a comprehensive maintenance and remedial works program and it is anticipated that this will substantially reduce the risks associated with the access road.

17.7 Tailings Storage Facility

17.7.1 Jinfeng TSF's design review

Sino has indicated that the designs will comply with both Chinese law and the Australian National Committee on Large Dams (ANCOLD) 1996 Guidelines for the Design of Dams for Earthquakes. As per IFC requirements, the dam designs are subject to international third party reviews. SRK has sighted evidence of the third part review.

From the information made available to SRK it is apparent that there is a high level of consultant interaction for the design of the TSF's at Jinfeng. The design has included input from reputable and experienced designers. Both design and construction are being carried out to meet the requirements of Chinese Law. These factors are expected to minimise the risks associated with the construction and operation of TSF's.

17.7.2 Background Information

From the information made available to SRK it is understood that the Jinfeng Mine will produce about 13.5 million tonnes (dry weight) of tailings over a 13 year mine life. There will be two main tailings streams:

- About 11.5Mt of flotation tailings, and

- About 2 Mt of CIL tailings.

The CIL circuit uses cyanide in the gold-winning process, and the tailings stream will contain a small residual of cyanide. The flotation circuit includes a micro-biological process which requires chemically neutral and clean input water, and which in particular cannot tolerate cyanide. The tailings management system is therefore required to be designed so that effluent from the CIL tailings does not enter the flotation system. To achieve this separation there will be two TSF's. The layout that has been selected by Sino incorporates both facilities in the same stream valley, with the flotation storage being upstream of the CIL storage (Figure 17-13).

Both TSF's will be formed by the construction of an earth and rockfill embankment across the valley, with the embankments being designed to be raised in several stages over the life of the mine. The TSF embankments are to be constructed in a number of stages using a combination of downstream and centreline raises. SRK is of the opinion that these methods of construction are reliable and appropriate for site conditions.



Figure 17-13: TSF Layout (Golder, 2004)

Tailings will be delivered to the TSF's as a slurry, and deposited by conventional sub-aerial methods from multiple spigot points on the embankments and part of the storage perimeters. Both TSF's incorporate decant and emergency spillway facilities to handle the supernatant from the tailings deposits, and inflows to the storages from rainfall and runoff.

It has been estimated that construction of the two tailings dams need 0.34M bank cubic metres (bcm) of waste to be placed (Sino-NERIN, 2004). The transport of this material from the waste dump to the tailings dam will be finalised prior to awarding of the contract for dam construction. For the open pit costing and scheduling it has been assumed that this material will be dumped on the waste dump by the pit fleet and another fleet will be used to transport the waste to the dam.

Both the flotation and CIL TSF's are being designed to use floating pumps to remove excess water from the decant pools – to the process plant for the flotation tailings decant, and to a treatment plant or to the river for the CIL decant. This is considered to be a robust, conservative strategy that avoids the need for pipes through the dam or foundation.

Water balance issues have been considered by Golder (2004). The calculated storage capacity for the TSF's is shown in Figure 17-14.



Figure 17-14: TSF Storage Capacity (Golder, 2004)

SRK understands that there has been a period of consultation with the local regulatory bodies with regards to the design and construction of the TSF's at Jinfeng. Licences or permits have been issued for the construction. However, a licence for the operation of the facility has not yet been obtained. This is normal practice in China, and SRK do not anticipate that there will be significant issues to secure an operating licence.

17.7.3 Flotation Tailings Facility

The layout of the Floatation TSF embankment is shown in Figure 17-15. Typical embankment design details are shown in Figure 17-16 and Figure 17-17. The TSF drainage system design is shown in Figure 17-18.



Figure 17-15: Flotation Tailings Storage Embankment (NERIN, June 2005)



Figure 17-16: Section through Flotation Storage Embankment (NERIN, June 2005)



Figure 17-17: Upstream Toe Detail (NERIN, June 2005)



Figure 17-18: Flotation TSF Flood Drainage System (NERIN, June 2005)

The design drawings that were sighted by SRK included detailed notes to describe the construction requirements. These notes included requirements for foundation preparation, material properties, geotextiles, drain formation and compaction. They were judged to be consistent with normal good geotechnical practices for a project of this nature.

In June 2006 there was very heavy rainfall at Jinfeng. This resulted in flooding and damage to the Floatation Storage Embankment that was at an early stage of construction, and also to the embankment dam abutment where there was a landslide. The damage occurred at a time when the embankment had been constructed to an estimated 25% of the design height. Golder was commissioned to review the storm damage and provide geotechnical recommendations for the remedial work. At the time of SRK's site visit Remedial measures were being implemented, and it is understood that they have subsequently been completed.

17.7.4 CIL Tailings Storage Facility

The CIL storage facility is located downstream of Flotation Tailings Storage Facility to minimise potential for contamination. Supernatant process and run-off water at the CIL Storage Facility will not be re-used and excess water will be treated at the storage and discharged into the Lannigou River.

The layout of the CIL TSF embankment is shown in Figure 17-19. Typical embankment design details are shown in Figure 17-19, Figure 17-20, Figure 17-21 and Figure 17-22.



Figure 17-19: CIL Tailings Storage Embankment (NERIN, June 2005)



Figure 17-20: Section through CIL Tailings Storage Embankment (NERIN, June 2005)


439.0
5000
DETAIL A

Figure 17-21: CIL Embankment Construction Detail (NERIN, June 2005)


DETAIL B

Figure 17-22: CIL Embankment Upstream Toe-drain Detail (NERIN, June 2005)

The embankment design drawings that were sighted by SRK included detailed notes to describe the construction requirements. These notes included requirements for foundation preparation, material properties, geotextiles, drain formation and compaction. They were judged to be consistent with good geotechnical practices.

Golder (2005) has made an assessment of the liner requirements for the CIL TSF. This review concluded that a clay/HDPE liner should be installed on the river bed in the tailings storage basin.

At the time of the SRK site visit the foundation for the CIL TSF had been partially prepared as shown in Figure 17-23. There was no construction in progress.



Figure 17-23: CIL Embankment Construction, 15 October 2006

17.8 Water Retention Facilities

Effective catchment run-off management is to be achieved by constructing a clean surface water diversion drain upstream of the flotation TSF, thereby allowing the TSF's to operate in accordance with their design.

The CIL TSF is to be protected from anticipated water level increases resulting from the planned Longtan Hydroelectric Dam by a flood levee that is designed for a 200 year average recurrence interval storm event. Seepage will be controlled by a vertical drain within the embankment and a horizontal blanket drain.

Both dams are to be equipped with a decant weir and a bypass channel to pass flows from the design storm events without overtopping the embankment. The design spillway capacity under this configuration is the 200-year Average Recurrence Interval storm event. The minimum allowable operating freeboard for both the flotation tailings dam and the CIL tailings dam will be 3m – normal operating freeboard will be substantially higher.

Golder (2005) has carried out a geotechnical assessment for the above CIL TSF water retention facility. The conceptual design for the downstream flood protection structure is shown in Figure 17-24.

SRK is of the opinion that the schemes described above are practical from a geotechnical perspective. However, it is anticipated that there may be a requirement to prevent seepage through the foundation rock. Sino has confirmed that monitoring bores will be operated and these results will be used to determine if any remedial action is warranted.


415
410
405
400
ELEVATION (m)
RL 411.8m
(1:200 FLOOD LEVEL)
RL 413m
COMPACTED ROCKFILL
CONCRETE DAM
BLANKET DRAIN
MODERATELY
WEATHERED ROCK
0.75
0
10
20
30
40
DISTANCE (m)

Figure 17-24: CIL Downstream Flood Protection (Golder, 2005)

17.9 Waste Rock Disposal

Over the LOM, with the current resource evaluation, some 90 million tonnes of waste rock will be produced.

The mine design has provided for a single waste rock dump that will be located in Huangchangguo valley, within an existing creek bed. It is anticipated that the dump height will be approximately 160m above the creek bed, and the maximum length of the waste dump will be around 1,400m. Waste rock will be dumped by a haul truck and a bulldozer will be used to push dumped waste rock to conform to the waste dump design parameters. A grader will be used for shaping dump faces and drain lines.

Golder (2004) has assessed the waste dump stability, and provided geotechnical recommendations for the construction of the dump. These recommendations have been incorporated into the design prepared by Sino. SRK do not anticipate any significant geotechnical issues with the waste dump and consider this to be of low risk.

17.10 Plant Area

At the time of the SRK site visit the plant area was under construction (Figure 17-25). The plant area has been developed on a cut and fill platform, and at the time of the site visit the platform had been prepared and all foundations completed. From discussion with site personnel it is understood that all structures are founded on in-situ material that was considered to be competent. This was confirmed by the Construction Supervising Agency (Zhengye) who were able to provide example records and photographs of foundations prior to the concrete being poured.

Golder (2003) prepared a report that described the foundation conditions in the vicinity of the plant area, and provided recommendations for geotechnical design. Geotechnical investigation and design has also been done by MGMR (2005) who are a licensed design institute. Construction monitoring has been carried out, as required by the Chinese Regulations for Quality Control of Construction Projects, by the Zhengye group.

SRK do not anticipate any significant geotechnical issues associated with the plant infrastructure.


CIL
BIOX
Flotation
Grinding
Waste Dump
250 metres

Figure 17-25: Photograph Showing General Plant Layout, April 2007

At the time of the SRK site visit an embankment failure was observed at the plant site (Figure 17-26). SRK are of the opinion that this is a superficial failure that was caused by inadequate stormwater drainage. Sino has also identified the presence of a freshwater spring behind the failed ground and consider that this contributed to the failure. Sino has advised that dewatering wells will be installed as a measure to improve stability. When this failure was discussed with site personnel they advised that drainage and dewatering measures were to be installed and that the failure was to be reinstated prior to loading of the embankment toe (ahead of the planned waste dump progression). Provided adequate surface water drainage measures are installed, SRK anticipates that this failure will not present a risk to the plant area.



Figure 17-26: Photograph Showing Plant Site Embankment Failure, 15 October 2006

17.11 Office and Accommodation Area

At the time of the SRK site visit the office/accommodation area was under construction. The area has been developed on a series of cut and fill platforms, and at the time of the site visit all foundations and superstructure had been completed. From discussion with site personnel it is understood that all structures are founded on in-situ material that was considered to be competent. This was confirmed by the Construction Supervising Agency (Zhengye).

Geotechnical investigation and design has been done by MGMR (2005) who are a licensed design institute. Construction monitoring has been carried out, as required by the Chinese Regulations for Quality Control of Construction Projects, by a group named Zhengye.

17.12 Geotechnical Risks

A summary of interpreted geotechnical risks is given in Table 17-10. The risk rating system used is derived from the Australian Standard (AS-NZS 4360 1999) in which risks can range from Low to Extreme. The action required to address each category is shown in Table 17-9.

Table 17-9: Australian Standard Risk Rating

Risk Rating	Action Required
Extreme	Immediate action required
High	Senior management attention needed
Moderate	Management responsibility must be specified
Low	Manage by routine procedures

SRK notes that none of the risk ratings in Table 17-10 is "Extreme". The ratings suggest that senior management action is required in several instances but all other areas should be able to be handled by relevant management taking responsibility to do so or by routine procedures.

Table 17-10: Geotechnical Risk Assessment

Risk Item	Likelihood	Consequence	Risk Rating
Earthquake greater than Richter 5	Possible	Significant	Low
Landslide/failure of access road cutting or embankment slopes.	Possible	Minor to Moderate	Medium to High
Failure of tailings discharge and water return pipeline	Possible	Moderate	High
Failure of Mine Plant Infrastructure Foundations	Unlikely	Minor	Low
Failure of Mine Office/Accommodation Foundations	Unlikely	Moderate	Low
Failure of Floatation TSF Embankment	Unlikely	Significant	Low
Failure of CIL TSF Embankment	Unlikely	Significant	Low
Failure of TSF Storm Water Diversion	Unlikely	Significant	Low
Waste Dump/Ore Stockpile failure	Possible	Minor	Medium
Bench Scale Slope Failure.	Possible	Minor	High
Rockfall from Bench Face	Possible	Minor	High
Overall Pit Slope or Inter-ramp Failure	Possible	Significant	Medium
Failure at Decline Portal	Possible	Moderate	Medium
Failures in Decline	Possible	Minor	Medium
Stope and/or Access Failure	Possible	Moderate	Medium
Shaft/Raise Failure	Unlikely	Significant	Low

17.13 Mining Assessment

17.13.1 Introduction and Mine Description

Sino completed a BFS on the Jinfeng project in April 2004. Subsequent reviews of the BFS showed several areas where improvements could be implemented to produce a more favourable financial outcome. Sino commissioned a mining study which covered the planning of an open pit mine and an underground mine to extract ore from the Huangchanggou and Rongban Deposits. The study assessed the mining methods, which are applicable to the deposits in light of geological, geotechnical and other factors. The mine plan for the extraction of ore includes scheduling, specification and selection of equipment, and other capital items. The development of a new resource model made parts of the BFS redundant so additional work has been undertaken in several areas, including:

- Underground mining methods
- Sub-optimal open pit mining schedule
- Optimal pit depth
- Haul road inefficiencies
- Open pit mine design parameters (pit slopes, haul road design and locations)
- Equipment selection
- Underground production rates
- Underground Geotechnical constraints

The results of the technical and economic studies were reported by Sino in July 2004 and this report presented a mine plan with schedules and costs that reflected the latest information available at the time and incorporated modifications and improvements that were identified since the release of the BFS. In early 2006, Sino commissioned SRK's Perth office to complete a review to determine the optimum transition between the open pit and underground mines. Each of the above aspects is reviewed in the following section of this report.

17.14 Mine Access

17.14.1 Open Pit

Access to the open pit mine is provided by existing unpaved roads. As the mine develops, ramps and benches will be formed to provide access for the mining equipment to access the mining areas. A haul road sloping at a rate of 1 in 10 will be formed to provide access to the lower benches as the mine deepens. Turnouts from the haul road at each mining level will provide access to the mining benches.

17.14.2 Underground Mine

The access to the underground mine is by a decline tunnel which starts at a portal between the Run of Mine (ROM) crusher and the mining equipment workshop. The zig-zag decline is located in the FW of the deposit. This design has allowed the decline to be close to the bulk of the main 300 and 320 orebodies without intersecting the F3 and F20 faults.

The access and ventilation layout for the underground mine is shown in Figure 17-27.


East Exhaust Shaft
Fresh Air Shaft
Exhaust System, Red Fresh Air system, Green Escape Way, Purple Access Drives, Yellow Footwall Drives, Grey Cross cuts Light, Blue

Figure 17-27: Jinfeng Underground Mine Access and Ventilation Layout

17.15 Mining Method

Sino propose to use standard truck and shovel mining methods in the open pit mine and the CAF method in the underground mine.

For the open-pit mine, Sino propose to mine on 5m benches for ore and 10m benches for bulk waste. In areas of narrow ore zones Sino will be able to selectively mine ore on 2.5m benches. In areas where "bulk waste" exists, i.e. no ore in the area, Sino will be able to mine with the largest equipment on site and with no day-to-day geological control required. These bulk waste strategies will increase total waste movements and allow costs to be minimised.

In the underground mine, Sino propose to use narrow mining equipment in areas of orebody width as low as 2m. Sino also propose to trial the SLOS method in areas where the orebody has sufficient width and rock strength. The SLOS method is generally a lower cost method than CAF. SRK aggress that the selected mining methods are appropriate for the orebody dimensions and the known rock strengths.

17.16 Mine Optimisation and Design

Design parameters for the Jinfeng open-pit and underground mines were developed between Sino, independent consultants based in Australia and NERIN, a Chinese design institute. Sino commissioned mining consultants from Australia in 2004 to complete optimisation calculations for the Jinfeng deposit.

The software used was Whittle 4D and the results provided a range of pits to allow the company to choose the pit that best meets the corporate objectives. Sino commissioned SRK in March 2006 to review the optimisation calculations and again Whittle software was used. The open-pit wall angles recommended by an independent geotechnical engineering company were used as guides for the pit optimisation and are shown in Table 17-11.

Table 17-11: Pit Wall Design Angles, Actual vs Recommended

Position in the Pit	Actual Design Angle	Recommend Wall Angle
South Wall	28° to 47°	21° to 48°
West Wall	43°	45°
North Wall – Stage 1	45.2°	50°
North Wall – Stage 2	44.2°	45°
East Wall	42.0°	45°

The low angles in the east and west walls are due to additional catch benches being incorporated to follow ore zones.

The haulage ramp design parameters used included a width of 20m and gradient at 1:10. The access road from RL580 to RL700 is based on 12m width with a gradient of 1:10. The batter angles and bench widths used for the open-pit design are shown in Table 17-12.

Table 17-12: Jinfeng open-pit batter angle and bench width ranges

Batter Angle (Below RL580)	Catch Bench Width (Below RL580)	Batter Angle (Above RL580)	Catch Bench Width (Above RL580)
65 degrees	4m to 10m	60 to 65 degrees	11m to 20m

Sino used the Surpac mine design software package to complete the detailed design of both the open-pit and underground mines at Jinfeng. The resulting pit design is shown in Figure 17-28.



Figure 17-28 Plan View of the Jinfeng Open-Pit Design

SRK recognises that the current pit design has improved since the previous design in the BFS. The improved pit design is forecast to reduce the truck haulage distance and time, compared to the previous design. The recent design has eliminated a number of internal access ramps and will allow easier management of the open-pit.

17.16.1 Waste Dump Design

Optimisation work completed in early 2006 recommended an open-pit with a total tonnage of 91.87Mt and total waste of 86.08Mt. The overall pit design therefore had a strip ratio (waste to ore ratio) of 14.8. Sino have correctly observed that the waste dump has a significant role in designing an optimum project and the ability to dump close to the pit exit allows for significant haul cycle reduction with subsequent cost savings. For this reason, the waste dump has been brought closer to the pit exit and higher up the Huangchangguo valley. The top of the waste dump is proposed to be at

RL560 and will fill the valley immediately south of the ROM pad. The final dump height above the valley floor will be in excess of 150m at the southern most point. The construction dump height is limited to 40m per bench in the current design.

Sino propose to adopt a dumping procedure which will ensure adequate compaction and minimise water flow through the dump. The surface of the dump will be graded to ensure surface water will run off and not pool. SRK endorses Sino's intention but has yet to see sufficient detail to understand if the proposal is likely to be successful.

Some samples of waste rock from the pit have been tested at Guizhou Institute of Environmental Science and Design using facilities set up by Geo-Environmental Management Pty Ltd for acid generation. The conclusion drawn from the testwork was that the waste rock was free of acid generating rocks and that some rocks had acid neutralizing capacity.

SRK questions this result as some material was shown to be acid generating and the selective placement of that material may be required to ensure that the whole dump is neutral in terms of acid generation. There are several issues regarding the waste dump design including:
1) a relatively small number of samples of waste material from which to characterise the material properties of the waste
2) a poorly defined waste placement schedule and
3) the potential for metal leaching (e.g. arsenic) from the waste dump is poorly understood. Sino engaged two international consultants to assess the acid-generation potential and enable planning of the waste dump to counteract it. Sino stated that it has acted upon all of their recommendations.

Sino indicate that it may:
1) restrict the dump height to 40m to allow direct tipping over the tip head in a safe manner or
2) a dump and doze philosophy could be employed where the truck will tip 20m short of the tip head and the waste is then dozed over the edge.

No details of compaction methods or levels that may be achieved have been provided to SRK. Sino propose to have on-going consultancy applied to this issue as a feature of its operating plan.

17.16.2 Underground Mine Design

The underground mine has been designed in considerable detail including the portal and decline tunnel from the surface, the access tunnels for each extraction level, the alternative access connections and the ventilation shafts. The design parameters for the decline are:
- Cross section 5.5m by 5.5m (for both straights and curves)
- Gradient of 1 in 7 for straights and curves
- Level access at 20m intervals
- Centreline radius on curves is reduced from the 25m in the BFS to approximately 22m, i.e. one full loop per sublevel. This will reduce level access requirement
- The first 20m of the new decline inclines at 1 in 20 gradient up which will provide protection from flooding.

The mine design has undergone several changes since the BFS including a Sino study in 2004 which resulted in:
- An increase in the concurrent production levels to improve the underground production capacity to 1.2Mtpa
- A larger production round to improve the stope size and the economy of scale for the CAF method
- Large drive size and larger equipment to reduce operating cost
- An increase in the level interval to 20m to reduce the mine development requirement
- Reduced intervals among the production fronts to defer capital expenditures for decline and other mine infrastructure
- Use of ejector trucks to place dry fill directly into stopes
- A separate second egress to reduce the size of the intake air shaft

- New fan locations to eliminate the needs for fan silencers and to reduce operating cost
- New backfill plant location to eliminate the needs for the re-handling of fill material and to better utilizing the mill primary jaw crusher
- Estimates of cycle times to better define equipment productivities and utilizations
- A reduction in the use of the underhand CAF method to reduce cement usage in backfill
- Additional cable-bolting and shotcreting machine to improve underground safety

A common strategy in a mine design is to target high-metal and high-grade zones as soon as possible within the development and capital constraints. This strategy has been adopted in the current design.

The layout of the development and ventilation connections for the underground mine is shown in Figure 17-29. Both FW and HW access has been studied in some detail. Sino currently propose to develop the mine using FW development as it is expected to remain more stable than the HW as mining progresses.



Figure 17-29: Proposed Jinfeng Underground Mine FW Development

17.17 Equipment Selection

Sino completed a number of studies to define the type of mining equipment that was needed to achieve the mining schedules. Equipment types, sizes, fleet numbers and production capacity were defined. For the open pit mine, Sino was then able to indicate to the mining contractor the type and number of the equipment required.

17.17.1 Open-pit Mine Equipment

The open-pit mining contractor (China Railway 19 Bureau Group Corporation) has purchased new equipment to fulfil the current mining schedule and proposes to add to the equipment fleet as the mining schedule requires additional production. Due to delays in completing the processing plant construction, the open-pit mine is ahead of schedule and has been slowed down so that stockpiled material does not exceed the space available.

The major items in the mining equipment fleet that are expected to be operating on site at the end of 2006 are shown in Table 17-13. A further six dump trucks and one additional 6.7m^3 excavator are proposed to be added to the fleet as production demand increases.

Table 17-13: Jinfeng Open-pit Mining Fleet Details

Equipment type	Equipment Model and capacity	Number in fleet
Dump Truck	Komatsu HD605-7 63t	14
Excavator	Komatsu PC 1250SP-7 6.7m^3	2
Excavator	Komatsu PC400 1.8m^3	2
Bull Dozer	Liebherr PR751 430HP	1
Bull Dozer	ZTL210	1
Front-end Loader	Komatsu WA600 6m^3	1
Front-end Loader	Komatsu WA380 2.7m^3	1
Grader	PY16 5C-5	1
Roller	YZD18	1
Water Truck	EQ1141 G7D2	2
Fuel Truck	GYG531	2

Figure 17-30 shows some of the mining fleet which has started production at the open-pit mine. Other mining equipment was being re-assembled in the workshop. SRK believes that the type and quality of the mining equipment that is on site at Jinfeng will provide good availability and will be suitable for the duties required.



Figure 17-30: Jinfeng Mining Equipment

The drilling contractor, Guizhou Construction Company, will drill 115mm diameter holes in ore on 5m benches and 165mm diameter holes in waste on 10m benches.

17.17.2 Underground Mine Equipment

Sino propose to use modern electric hydraulic drill jumbo for the underground mine development and production drilling. Blasted ore and waste will be loaded by LHD's into mine trucks

The underground mine equipment fleet is proposed to consist of the following main units. Additional equipment will include explosives delivery vehicles, rock bolt installation vehicles, service vehicles and man-hauling vehicles.

Table 17-14: Proposed Jinfeng Underground Mining Equipment

Item	Capacity	Number
Decline development Jumbo	Twin boom	2
Ground support Jumbo	Twin boom	2
Stoping Jumbo	Twin boom	4
Narrow orebody jumbo	Single boom	1
LHD	17t	2
LHD	14t	2
LHD	3.5t	1
Mine trucks	45t	5

17.18 Manpower and Productivity

Mine workforce numbers as proposed by Sino in a typical production year are as shown in Table 17-15. Sino propose to use two 12 hour shifts per day. SRK accepts that the workforce numbers shown should provide sufficient personnel for the equipment size and production rates planned. The open pit mining will be completed by contractor, except that the charging of explosives into the drill holes will be conducted by a Sino team to ensure quality control.

Table 17-15: Typical workforce numbers proposed for Jinfeng

Workforce Category	Open Pit	Underground
Mine supervision and management	9	21
Operators	13 + contractors	198
Geology	12	19
Mine surveyors	7	9
Mine equipment maintenance	contractors	58
Total Mine Workforce	**41**	**305**

For the open-pit mining equipment, Sino's productivity calculations were based on 85% availability and 85% utilisation over 329 days per year which provides 5,705 production hours per year. Sino has estimated that 36 days each year would be non-production days due to wet weather and unforeseen stoppages.

Sino allowed for work breaks, meal breaks and shift handovers, to calculate the potential to operate the equipment for 10 hours each 12 hour shift. Allowing for maintenance and breakdowns, an average 8.7 production hours could be achieved. Sino also state there is potential to "hot seat" operation during meal breaks and shift change-overs however this has not been factored into the schedule. SRK accepts the manpower and productivity estimates are based on reasonable assumptions and calculated using standard industry methods.

17.19 Mine Planning

17.19.1 Cut-off Grade, Ore Recovery and Dilution Assumptions

The cut off grades applied by Sino to the Ore Reserves estimates were 1.9g/t Au for the open pit and 2.9g/t Au for the Rongban and HCG orebodies in the underground mine. The dilution and recovery factors that Sino applied to the open pit were 5% dilution at 0.5g/t Au with 100% recovery of the ore. The overall dilution and ore loss factors for the underground mine are 13.5% dilution and 12.9% ore loss.

SRK reviewed the methodology used by Sino to calculate cut-off grade, ore recovery and dilution and accepts the methods used and the resulting factors as reasonable. The cut-off grade used a gold price of US$500/oz and a metallurgical recovery of 87.5%, both of which SRK believes are conservative.

Sino has completed a number of studies including a tonnage and grade curve for the section of the Jinfeng deposit planned to be mined by open pit. The tonnage / grade curve for the Jinfeng deposit, based on Measured, Indicated and Inferred tonnes, is shown in Figure 17-31.


COG vs Cont Au
Measured Indicated and Inferred
Ounces Au / Ore Tonnes
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1000,000
-
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Ave Head Grade
Cont Au
Ore Tonnes
Ave Head Grade
Cut Off Grade

Figure 17-31: Jinfeng Grade / Tonnage Curve

Sino has studied the location of gold grade in the Jinfeng deposit and its relationship with strip ratio and depth below surface. The results of this study are shown in Figure 17-32. From this information, Sino has been able to schedule mining phases to maximise gold production while still stripping waste to allow later years to produce gold in the most efficient sequence.


Grade and Strip Ratio vs Depth
Strip Ratio W:O
30.00
25.00
20.00
15.00
10.00
5.00
-
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
Grade g/t
Strip Ratio
Grade
Bench

Figure 17-32: Jinfeng Open-Pit Grade and Strip Ratio with Depth

In early 2006 Sino requested SRK's Perth office to use a dilution factor of 12% and an underground mining recovery of 95% to update an optimisation study which produced a recommendation for an open-pit which had the properties shown in Table 17-16.

Table 17-16: Jinfeng Open-Pit Optimisation Results, 2006

Item	Units	Amount
Total tonnage	(Mt)	91.87
Waste tonnage	(Mt)	86.08
Ore tonnage	(Mt)	5.79
Ore grade	(g/t gold)	5.79
Strip Ratio	(Waste t / Ore t)	14.8
Contained gold	(M ounces)	1.076
Base of Pit	(mRL)	420

This open-pit will be well positioned for both efficient operation of the open-pit mine and for the underground mine.

17.20 Grade Control Procedures

Grade control was commenced last year at Jinfeng using blast hole sampling to define the ore zone after an independent consultant had initially recommended this method. Early results showed that this method could not accurately pick the ore boundaries and was underestimating the grade. Based on trial drilling and studies, which were independently reviewed, it was decided to change to a method using angled RC drilling and the early results of this show a less than 1% difference in the gold ounces estimated between the grade control model and the reserve model.

17.21 Surveying and Sampling

Modem surveying techniques are planned to be used by Sino to allow precise positioning of drill holes and mining equipment. SRK agrees that good survey control is necessary in modem mine management and will allow Sino to correlate mining results to the orebody model to provide improved prediction of the mining benches below.

17.22 Water Management

Chinese and Australian consultants have collected and reviewed data regarding the water in the rocks in the area of the open-pit mine and underground mine. The consultants concluded that the main Triassic clastic rock unit has low permeability and resulting low water flows. This conclusion has been confirmed by the existence of a number of exploration adits under the proposed mining area which show water flow rates lower than 2 litres per second. The consultants concluded that *"flow rates of this magnitude from adits excavated over lengths of many hundreds of metres indicate the rock mass has a low hydraulic conductivity.*

Dewatering the open-pit will be limited to controlling surface water accumulating in the pit by use of temporary sumps and directing the water to the south of the pit to enter into the silt trap system.

17.23 Underground Mining Services

17.23.1 Underground Mine Ventilation

The Jinfeng underground mine will be ventilated using electric exhaust fans which will draw fresh air into the mine via fresh air intake adits and shafts. The Fresh Air Shaft system will be located in the FW of the orebodies and in close proximity to the FW drives. Fresh air connection between the FW drive and the shaft are planned for each of the main production levels.

The ventilation standards applied by Sino are the higher of the Australian or Chinese standards or recommendations by Mine Ventilation Australia.

The exhaust fans should have a noise level not exceeding 85 decibels (dB) according to Chinese fan manufacture standards. No silencers are planned. The installed mine exhaust capacity is estimated at over 600m^3/second at a static pressure of 1550 Pascal (Pa). This ventilation system and associated infrastructure will permit mine management to ensure all ventilation statutory requirements are adequately met.

17.23.2 Power, Water and Compressed Air

The connection of services including electrical power, water and compressed air will be reticulated to the Jinfeng underground mine via the decline tunnel from the surface. As other connections from underground to the surface are establish, such as ventilation shafts, services and supply lines can be duplicated or replaced.

17.24 Production

17.24.1 Ore and Waste Production Schedule

The open pit mining schedule was re-calculated in June 2006. The waste and ore mining schedule proposed at that time is shown in Figure 17-33. The ore tonnes and ore grade is shown in Figure 17-34.


Waste
Ore
Waste tonnes
Ore tonnes
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2006
2007
2008
2009
2010
2011
2012
2013

Figure 17-33: Forecast Jinfeng Open-Pit Waste and Ore Mining Schedule


Ore Tonnes
Grade Au g/t
Ore Tonnes
Ore Grade g/t
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2006
2007
2008
2009
2010
2011
2012
2013

Figure 17-34: Forecast Jinfeng Open-Pit Ore Tonnes and Grade

The mining schedule proposed by Sino in June 2006 is shown in Figure 17-35.


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Ore Tonnes
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Ore Grade Au g/t
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Ore Tonnes
Ore Grade Au g/t

Figure 17-35: Jinfeng Underground Mine Mining Schedule

Due to the delayed commissioning of the processing plant, the open pit reduced its production rate for the period leading up to the plant commissioning. The schedules above are being updated to account for the impact on the plant commissioning and production ramp-up by rainfall across southern China in late June 2007, the late underground development approvals granted by relevant authorities, and better than scheduled productivities achieved by the open pit mining contractors.

At 30 June 2007, ore stockpiles totalled 276,728 tonnes. This large stockpile will allow the deferral of the underground production start-up date without affecting the plant throughputs.

The production schedule in the optimisation study from 2005 assumed a total production of 1.2Mtpa. Sino has reviewed the possibility of the processing plant handling a throughput of 1.5Mtpa and reviewed the mining schedules. In this higher production case the combined production from both the open-pit mine and the underground mine may be approximately 1.5Mtpa for the years 2008 to 2012, if the schedule proposed by Sino is able to be achieved, as shown in Figure 17-36.


1800000
1600000
1400000
1200000
1000000
800000
600000
400000
200000
0
Total Ore Tonnes Mined
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Open-pit Tonnes
Underground Mine Tonnes

Figure 17-36: Open-pit and Underground Ore Production of 1.5Mtpa

17.24.2 Backfill System

Once the underground mine commences ore production, the backfill system will be required to provide sandfill and cement mixtures to fill the mined section of the cut-and-fill stopes. The backfill plant will utilise open pit waste which will be trucked to the crushing and grinding plant to produce artificial "sand" which will be used as an underground hydraulic fill material. The backfill plant is designed to have a capacity of 1,600 tonnes per day.

17.24.3 Forecast Gold Production

Once the ramp-up of production is complete, Sino forecast the Jinfeng operation to initially provide gold production of 180,000 ounces per annum.

17.24.4 Indicative Mine Life

Based on the Proved and Probable Ore Reserves only, which total 16.4Mt of ore as shown above, and a mining and processing rate of 1.2Mtpa of ore, the indicative mine life for the combined open-pit and underground mine is 13.7 years. If the 1.5Mtpa production rate can be achieved for the years 2008 to 2012 as shown above, the combined life of the mine is indicated at 11 years.

17.25 Major Contracts

17.25.1 Jinfeng BIOX® Licence Agreement and Process Guarantee

Sino entered into an agreement with Minsaco BIOX® Pty Limited ("Minsaco ") on 23 June 2004. Minsaco is a wholly owned subsidiary of Gold Fields Limited, a company listed on the Johannesburg stock exchange. Under the agreement Sino has agreed to engage Minsaco to provide to Sino a licence to use the BIOX® process in the Jinfeng processing plant, a process design package, consulting services, design certification, inoculum, ongoing and updated information, improvements and developments on the BIOX® Process and plant commissioning and training.

The agreement with Minsaco provides a "guaranteed" minimum percentage pyritic sulphur removal from Jinfeng Material of 94% from "Concentrate of Feedstock Quality". This performance is based on 95% availability of the plant and a throughput of 65.8 tonnes of sulphide sulphur per day. The agreement defines the chemical quality of the material which Minsaco guarantees will be processed and defines the maximum acceptable levels of trace elements.

Gold Fields Limited has provided Sino with a letter of support in relation to the Jinfeng BIOX® agreement, in which Gold Fields commits to provide Minsaco with sufficient technical and human resources support "to ensure that Minsaco performs its obligations and meets its liabilities under the licence agreement".

17.25.2 Mining Contract

Sino has entered into a contract with No.19 China Railway & Construction Company for the open pit mining at Jinfeng. The contractor has taken delivery of a fleet of new Komatsu equipment, including three PC1250 Excavators, twenty HD605 65t Dump Trucks, a dozer, water truck and a grader.

Drilling and blasting: Sino has appointed Guizhou Construction Company as the drilling contractor for Jinfeng. The contractor will utilise three new Atlas Copco L8 drill rigs to complete all drilling for mining purposes.

Explosives will be supplied under contract but placement of the explosives in the drill holes will be completed by Sino employees. SRK endorses this method as it allows Sino to control a critical component of the mining process.

17.25.3 Supply Agreements

Electrical Power and Water Supply

Sino has agreed a Combined Infrastructure Deal which was negotiated with the County. For electrical power supply, the 110KV line connected to the Provincial electrical grid has been extended 42km from Zhenfeng. The forecast demand from the Jinfeng site is approximately 22MW. A backup 3MW diesel set is on site to provide power if the grid connection is interrupted. Electrical power cost for the Jinfeng site is forecast by Sino at US$0.05 per kWHr.

Water requirements are estimated at 7,200m^3/day which will be sourced from the Luofan River and pumped to the process plant via a 3km pipeline.

Diesel Fuel Supply

Diesel fuel will be supplied to the Jinfeng site by road tanker and is part of the open-pit mining contract. Sino will purchase diesel from the open-pit contract as required for any underground mine equipment which is powered by diesel engines.

Explosives Supply

Sino has awarded the explosives supply contract to Chongqing Gezhoubal Explosive Chemical Company Limited (EXPL) who have considerable experience at the Three Gorges Dam project. EXPL have built a production plant on site. EXPL will supply both Ammonium Nitrate–fuel oil (ANFO) and emulsion explosives. Sino have also made arrangements to be supplied with Orica detonators and other blasting accessories.

17.26 Organisation Chart and Workforce

17.26.1 Organisation Chart

Sino has a quite flat organisational structure as shown by the organisation chart depicted in Figure 17-37. The General Manager has ten department managers reporting to him, with each department responsible for a defined component of the site functions.


General Manager
Personal Assistant
Deputy General Manager
Peter Clark Executive Manager
Executive Manager
Executive Manager Finance
Executive Manager Supply
Executive Manager Human Resources
Executive Manager & Training
Executive Manager External Relations
Executive Manager Geology
Executive Manager Engineering

Figure 17-37: Sino Organisation Chart as at November 2006

17.26.2 Planned Total Employees

The forecast workforce throughout 2007 is shown in Table 17-17.

Table 17-17: Forecast Workforce Numbers

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
SUMMARY (JF EMPLOYEE ONLY)												
GM	7	7	7	7	7	7	7	7	7	7	7	7
SUPPLY	36	36	40	42	43	43	43	43	43	43	43	43
CATERING	3	3	3	3	3	3	4	4	4	4	4	4
SAFETY	13	13	13	13	13	13	13	13	13	13	13	13
CLINIC												
C/ RELATION - SITE	10	10	11	11	11	11	11	11	11	11	11	11
TRAINING	23	23	23	22	22	22	22	22	22	22	22	22
FINANCE	11	11	11	12	13	13	13	13	13	13	13	13
H/RESOURCE	6	6	6	6	6	6	6	6	6	6	6	6
E/RELATION - GUIYANG	7	7	7	7	7	7	7	7	7	7	7	7
EVIRONMENT	13	13	13	13	13	13	13	13	13	13	13	13
SECURITY	3	3	3	3	3	3	3	3	3	3	3	3
MINING	37	37	39	39	39	40	40	40	40	40	40	40
MINE GEOLOGY	42	43	43	43	43	43	43	43	43	43	43	43
PROCESSING	87	101	101	101	101	101	101	101	101	101	101	101
ENGINEERING	91	101	118	114	118	123	131	139	141	151	153	153
TOTAL	389	414	438	436	442	448	457	465	467	477	479	479

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
EXPAT/ NATIONAL												
EXPAT	11	11	11	10	10	10	10	10	10	10	10	10
NATIONAL	378	403	427	426	432	438	447	455	457	467	469	469
TOTAL	389	414	438	436	442	448	457	465	467	477	479	479

SRK notes that the percentage of expatriate workers is less than 3%, so that 97% of the workforce is intended to be Chinese. Sino has a target that 50% of the employees will be drawn from the local area and proposes to give preference to workers from Guizhou Province.

17.26.3 Assessment of Local Labour Force

China has a well established mining contractor skill base. The mining contractor at Jinfeng has experience at a wide range of civil construction and earthmoving projects and is a subsidiary of one of the top ranking construction companies in China. The underground mining workforce will be based around experience underground miners from Sino's previous mine at Jinchialing. The process plant operators will be drawn from a range of reasonable well experienced workers, many of whom have qualifications in chemical engineering and metallurgy. There are few operators in China with experience in BIOX® but the skills will initially be provided by expatriates who will provide training to the Chinese employees. Maintenance skills are readily available in China, as are administrative and accounting skills.

17.27 Safety

17.27.1 Historical Safety Records

Sino has established a strong safety culture on site during the exploration and construction period. The following table shows a very low number of lost time injuries and a low Lost Time Injury

Frequency Rate. The Medical Treated Injury Frequency Rate and the Significant Incident Frequency Rate are also both quite low considering the number of manhours worked. It is commendable that both the Sino employees and those of the Engineering, Procurement and Construction Manager (EPCM) contractor are demonstrating a strong safety performance.

Table 17-18: Jinfeng Safety Performance Statistics

	Total Project	EPCM Project
Manhours Worked	3,923,865	1,652,697
Lost Time Injuries	4	1
Lost Time Injury Frequency Rate	1.0	0.6
Medical Treated Injury Frequency Rate	5.9	n.a.
Significant Incident Frequency Rate	4.9	n.a.

17.27.2 Safety Procedures and Monitoring

Occupational health protective equipment and clothing generally appears to be available and is being enforced for all Sino employees. Safety provisions for surface plant, such as unsafe areas being clearly demarcated, moving machinery parts being appropriately guarded, and guard railings are being installed on all gantries. The site has a safety induction system for site visitors and new employees, and trained emergency response teams are maintained on-site.

During operations a work permit system will be establish that will assist in the control of health, safety and environment (HSE) hazards and risks for some higher risks activities or where there is not a recognised work procedure or where non routine dangerous equipment is being used. The permit system will also ensure that potential hazards are communicated to the appropriate personnel.

The project is committed to providing quality personal protective equipment (PPE) for use when other measures fail to control risks adequately. Areas and tasks will be reviewed to identify their PPE requirements and mechanisms will be in place to approve all PPE and to ensure that only approved PPE is purchased. Signs will be placed in areas to alert people to the PPE requirements.

Sino has committed establishing HSE monitoring programs to address legal requirements and sampling methods. The programs will cover the following areas:

- Environment Monitoring:
  - Air emissions, stacks and vents
  - Air emissions, ambient air
  - Water sampling, surface
  - Water sampling, potable water
  - Water Sampling, underground
  - Water sampling, tailings dams (CIL and Flotation)
  - Water discharges, CIL tailings dam and sedimentation dam
  - Process liquids
  - Noise, facility boundaries
- Occupational Hygiene Monitoring:
  - Air emission, underground and surface wherever dust, fumes, vapours are generated
  - Noise, occupational exposures
  - Noise, machinery and equipment as identified.

- Health Monitoring:
  - Pre-employment medicals
  - Health checks for blood pressure, heart, lung, blood, abdomen and liver.
  - Mercury and arsenic levels in blood
  - Lung function
  - Hearing

17.28 Operating and Capital Costs

17.28.1 Operating Costs – Forecast

Sino's forecast of average Life of Mine (LOM) operating costs, based on average gold production, is approximately US$220/oz of gold produced. Variations can be expected during shorter time periods, as both operating costs and gold production may vary during that period.

17.28.2 Capital Costs – Forecast

In August 2005 Sino issued a forecast capital cost of US$70 million (M) for the Jinfeng project to achieve first gold production. Due to changes in equipment and a delay in completion of the construction phase, Sino's forecast in October 2006 that the capital costs was expected to be in the range of US$90 to US$95M.

The pre-production capital cost of the Jinfeng underground mine has been forecast by Sino at US$20M to achieve the first underground ore production by the first quarter of 2008. Sino has estimated the total capital costs for the underground mine, as shown in the following table.

Table 17-19: Sino's Forecast of Jinfeng Underground Mine Capital Cost

Capital Items	US$M
Decline and portal	3.7
Horizontal development	0.9
Shafts	3.8
UG communication & substations	2.3
Mine services	0.3
Mobile equipment	13.7
Ventilation	1.0
Mine main substation	0.3
Backfill plant & UG fill pipelines	1.9
Capitalized UG Mining Admin	1.9
UG EPCM	0.7
UG contingency	2.8
Purchase of JCL equipment	0.9
Total Underground Mine Capital	**34.1**

As described in the Environmental section of this report, SRK has identified that a capital costs in the range of US$18 to US$20M may be required for ongoing rehabilitation and eventual closure of the site.

17.29 Infrastructure

17.29.1 Road Access

The Jinfeng mine is connected to the Provincial road system. From Guiyang, the capital city of Guizhou Province, a sealed four lane highway is in construction to connect to Kunming, the capital city of Yunnan Province. In October 2006 this highway was completed to Huangguoshu where a major suspension bridge is being constructed to span the gorge. When completed this bridge will make a significant reduction in the travel distance and time required to drive to Jinfeng. From Zhenfeng county town (Mingu) the road to Jinfeng reverts to 43km of unsealed road through the mountainous region. Sino has constructed 12km of sealed access road to Chinese Class 4 standard from Wei Li to the mine site entrance. The County has recently agreed to seal the remaining 43km section of the access road.

17.29.2 Accommodation

At the Jinfeng minesite, Sino has constructed housing units for managers and senior staff and terrace units for the bulk of the workforce. Sino's aim is for 50% of the workforce to be locals who commute daily by bus from their village or town. In October 2006 the Jinfeng camp included workers from Ausenco Limited, the Australian company who is managing the construction of the process plant. The camp included a kitchen and dining room serving both Chinese and western food. The camp has a nominal capacity of 250 persons but due to the volume of construction activity was accommodating 340 workers in October 2006. New accommodation and kitchen facilities were constructed in 2006 and provide facilities for the operational workforce.

17.29.3 Electrical Power

The 110kV line connected to the Provincial electrical grid has been extended 42km from Zhenfeng. The forecast demand from the Jinfeng site is approximately 22MW. A backup 1.2MW diesel set is on site to provide power if the grid connection is interrupted. Electrical power cost for the Jinfeng site is forecast by Sino at US$0.05 per KWHr. Sino expressed some concern that the local power authority may not be able to meet the full demand of the region if several other future users come on line. The problem has been partly resolved by adding an extra feeder (currently in construction) in the first segment of the supply line to Xingren which reduces the impact of the overloading at the far end of the feeder, near the generation plants. In the longer term Sino has agitated for an additional feeder line to be constructed from Ceheng. The capital cost of such a project is estimated at 6M RMB (US$800,000) to construct approximately 22km line plus a breaker and other switching equipment at Ceheng. The line design has been completed and the construction time is estimated at 3 months. Sino has made a contingency provision in the 2007 Capital Budget for this expenditure.

17.29.4 Water Supply and Reticulation

Water requirements are estimated at 7,200m^3/day which will be sourced from the Luofan River and pumped to the process plant via a 3km pipeline.

The Datian hydroelectric scheme normally draws water from upstream Luofan and discharges it into Beipan River, bypassing Jinfeng's raw water extraction point. The Datian scheme has a regulatory requirement to control draw-off so that a minimum residual flow in the Luofan River of 1,300L/s is always maintained which easily exceeds Jinfeng's required take-off volume. There is a slight possibility that the Datian scheme may ignore the regulation and draw off more water for power generation and leave Jinfeng with insufficient water flow. Sino has studied several alternatives, including 1) a very large aquifer under the Laizishan limestone dome which can be accessed from shallow bores and 2) the Beipan River is about 6km from Jinfeng and some water supply may be available. Flows in the Beipan River are 20-50 times those in the Luofan River. SRK believes Sino has made adequate provisions to ensure a reliable and sufficient water is available to the project.

17.29.5 Diesel Fuel

Diesel fuel will be supplied to the Jinfeng site by road tankers which will pump supplies of diesel fuel into storage tank onsite.

17.29.6 Explosives Handling and Storage

A secure storage magazine for explosives has been constructed several kilometres from the mine. The location is removed from site activities and is accessed from the road to the tailing storage facilities.

17.29.7 Workshop Facilities

The workshop for maintenance of mining equipment has been constructed and is being used to assemble the mining equipment fleet. Workshops are also currently located within temporary facilities adjacent to the processing plant which is under construction.

17.29.8 Transport

Jinfeng has adequate road transport facilities to allow completion of the site construction and to supply the needs of the mine once it is operational. The County has recently agreed to seal the remaining 72km section of the access road.

17.29.9 Environmental Risks

The issues and concerns identified by SRK that are considered to remain potential environmental risks, or may impact on the ability of Sino to operate the processing plant uninterrupted include:

- CIL Tailings Facility Water Management
- Waste Rock Characterization, Metal Leachability and Water Management Strategy
- Co-disposal of process treatment solids with flotation tailings
- Soil Balance and Closure

The following subsections briefly summarise these issues.

CIL Tailings Water Management

As noted previously, should the proposed effluent standards be achieved it is likely that potential impacts from the treated CIL discharge is likely to be acceptable. We note that Sino has consistently operated its cyanide destruction plant at its other gold mine at Jianchaling to achieve 0.3-0.5 ppm for an 8 year period. Testing to date however has indicated that the BIOX® CIL tailings response may be different to conventional CIL tailings. Also, the effectiveness of the proposed polishing treatment strategy has not been demonstrated.

While the proposed polishing treatment processes (i.e. peroxide with copper catalyst, ferric chloride co-precipitation and neutralization) have not been fully demonstrated for the CIL tailings water, it is considered that some combination of unit treatment operations will likely achieve concentrations within the effluent discharge limits. However, the proposed treatment strategy to recycle water to the CIL pond poses a high risk.

First, we note that the proposed treatment process does not include a unit operation to remove the precipitates that will be formed; rather it is assumed that the solids will settle from solution within the pond. When the combined effects of the suspended solids generated within the recycle and that contained in the treated CIL discharge to the pond are considered it is unlikely that sufficient retention time will be available to allow effective settling, especially when the size of the pond diminishes during discharge to the Luofan River. There is therefore a high risk that elevated loadings of suspended solids will be released. The suspended solids will be characterized by elevated metals which may preclude achieving discharge limits and will pose a risk to the receiving environment.

Second, we believe the pond dynamics and the concentration reduction that may be achieved with a proposed 100L/s recycle rate has been underestimated. To illustrate this, a series of calculations have been completed with the simplifying assumption that the net inflow during the average dry season enters at a unit concentration. It is further assumed that treatment commences when the pond contains 10,000m^3 of supernatant (i.e. at 50% of its maximum allowable volume), also at unit concentration. The recycle is assumed to be at 100lL/s, and it is assumed that the treatment step removes 100% of the contaminant (i.e. the concentration in the treated recycle is zero). As illustrated in the first diagram (a) shown in Figure 17-, the concentration in the pond will decrease over time while the pond fills. Once the pond reaches the maximum capacity in about 140 hours or about 5.8 days (i.e. when the CIL may be shut down if the concentration limits are exceeded), the concentration will only be about 20% of the initial concentration. Even if the initial pond was at zero concentration, the concentration in the pond will increase over time to be asymptotic at about 18% of the influent concentration. This means that, for example, to achieve the discharge limit of 0.5mg/l for total cyanide (CN-T), the maximum CN-T concentration in the influent cannot be higher than about 2.9.

The next diagram (b) in Figure 17- illustrates the effect on pond volume and contaminant concentration should discharge commences (at the proposed 4,000m^3/day) and treatment ceases at 100 hours (4 days) when the pond reaches 85% of the maximum capacity and the concentration in pond had decreased to the 20% of the initial concentration. The immediate effect, due to ongoing CIL tailings inflow to the pond is that the concentration increases while the pond level drops. Since the pond size diminishes the concentration increases more rapidly. By the time the pond has decreased to 50% of capacity, the concentration in the pond is at about 80% of the influent concentration. The risk that the proposed strategy will lead to exceedances of effluent limits is high and will likely lead to operational stoppages based on Sino's current commitments. It is likely that continuous treatment will be required rather than intermittent, and the proposed frequency of discharge may not be possible. Furthermore, it will be necessary to revise the proposed monitoring frequency to correspond to actual performance.


Concentration / Pond Volume (fraction of maximum)
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
Time (hours)
Concentration
Volume (F)

Figure 17-38(a): Dynamics of Proposed CIL Pond Treatment Strategy on Pond Volume and Concentration

(a) 100L/s treated recycle; complete removal of contaminant; pond volume shown as a fraction of maximum


Concentration / Pond Volume (fraction of maximum)
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
Time (hours)
Concentration
Volume (F)

Figure 17-43(b): Dynamics of Proposed CIL Pond Treatment Strategy on Pond Volume and Concentration

(b) Discharge commences after 100 hours of recycle at 4000 m3/day

It is further noted that the proposed operating strategy for tailings deposition in the CIL tailings facility is not likely to facilitate meeting the treatment discharge concentration limits for the following reasons:

- The proposed CIL tailings treatment strategy prior to deposition includes the precipitation of some metals as metal sulphides using sodium hydro-sulphide (NaHS). These secondary metal sulphides will form as small particles which will have a large surface area, and it is expected that exposure to oxygen (on the beaches) will lead to the rapid oxidation of these phases with the resultant increase in dissolved metal loading to the pond. (We note that weathering tests have not been completed on these tailings.)

- The tailings have been shown to be net acid generating. While in excess of 94% oxidation is guaranteed by Gold Fields for the BIOX® process, the CIL tailings are expected to have a residual sulphide content of about 0.5 to 1 % (estimated acid generation potential of 15 to 30 kgH_2SO_4/tonne) with no neutralization buffering capacity since they have been acid leached. Extended exposure of the tailings, as proposed by the beach deposition strategy, could lead to the oxidation of the tailings, acidification and increase metal release to the pond.

In both cases, the appropriate mitigative measure would be sub-aqueous disposal, however, that may inhibit densification of the tailings, and, the larger that will form will affect the performance of the proposed treatment strategy. It is likely that an operational balance will need to be developed to maximise pond volume to limit oxidation of the tailings.

Sino reported in their June 2007 quarterly report that "extensive consultation was undertaken with the environmental authorities in Guizhou Province in relation to the controlled discharge of excess water from Jinfeng's CIL tailings dam". Continuous discharge of acceptable effluent (according to the Regulations) has been practised over June, July and August of 2007. As the wet season concludes, the discharge is anticipated to revert to intermittent discharge. This issue is expected to decline in importance with the commissioning of the dry tailings disposal in 2008.

Waste Rock

The current waste rock management plan relies solely on segregation based on sulphur content to identify the potential for net acid generation. However no consideration appears to be given to metal leachability. The available geochemical assessment is based on a limited number of samples that may not adequately address the variability within the waste rock. It is further noted that the leachate concentrations obtained from the column leach tests were compared directly with water quality standards and no attempt was made to scale the leach rates to actual field conditions as they will be in the waste rock dump. In particular, the small scale waste rock column tests have shown a propensity to leach arsenic. Scaled to full scale the cumulative arsenic release rates may be significant and pose a significant environmental concern both during operations and after closure.

The water management plan for the water contained in the sediment pond is to recycle the water and use it as process water during the dry season, based on the modelling of the chemistry of water pooled behind the sediment dam. This would result in compliance with both Class I discharge standards and Class III receiving water standards for all parameters including arsenic. The modelling further indicates that discharge would only occur during the wet season.

The water quality modelling as presented in the technical supporting document (Kingett and Mitchell) is based on the assumption that the flow of seepage from the waste rock will be about 20m^3 per day for the life of the project. The size of the waste rock dump will however increase with time to a maximum size of about 65 hectares (ha). The rate of increase in the footprint of the waste rock will be rapid during the earlier stages of the project (high initial strip ratio; narrow head of valley) and will slow toward the end of the project. Assuming a time weighted footprint for the life of project of about 45ha, the assume seepage rate of 20m^3/day equates to net infiltration of about 16 mm per year, or about 1% of the annual precipitation. Experience elsewhere has shown that typical infiltration rates for uncovered waste rock dumps range from about 40 to 50% of the annual rainfall.

The assumed seepage rate therefore has been underestimated and the net loadings of metals, in particular for arsenic may as a result have been underestimated by a significant margin.

It is also not clear whether or not the potential effects of the arsenic bearing solution on, for example, the BIOX® process has been considered. The proposed strategy may not be feasible at the higher seepage and metal loadings and contingency treatment plant may be required to maintain environmental compliance. Its is noted however that arsenic in solution may not be a risk for the BIOX® process provided the correct solution parameters are maintained (i.e. elevated redox potential).

It is also noted that a significant proportion of the waste rock toe area may be inundated by the hydroelectric reservoir. This could cause the rapid release of a large volume of soluble products which will be difficult to capture. Sino indicated that the toe area will be protected by a concrete wall, similar to the CIL embankment.

Flotation Tailings and Treatment Solids Co-Disposal

The BIOX® process generates an abundance of acidic solution with elevated metal concentrations including iron, arsenic and some base metals. The acidic water will be recovered in a counter current decant system and treated with lime to precipitate the dissolved metals as metal hydroxides and oxy-hydroxides and/or to sorb or co-precipitated some of the dissolved species. No testing has been undertaken to assess the long term stability of the solids that will be deposited in the flotation tailings impoundment.

The precipitates that will be generated by lime treatment are generally produced under oxidizing conditions. Once co-deposited with the flotation tailings, the treatment solids will be inundated within the porespace of the flotation tailings and oxygen will be excluded and the oxidation-reduction potential will change. This may lead to the re-dissolution of some metals as meta-stable phases reform and it is anticipated that arsenic and iron concentrations in the pore water could increase (Robins, 1990) and lead to impacts on the groundwater regime. Seepage in the longer term may impact surface water quality. Sino has indicated that short-term results to August 2007 have as yet not indicated dissolution of secondary minerals.

Soil Inventory and Management

As noted in a later section, the rehabilitation and closure strategy remains conceptual in nature only. An inventory and management strategy for the pre-stripping and storage of the soils will be critical to the success of the proposed conceptual strategy and to achieve the land-use objectives after closure. It is also necessary to demonstrate through a soil inventory assessment that sufficient soil is available to complete the proposed closure strategy. Alternatively, suitable borrow sources will need to be identified that will be readily accessed and cost effective. While Sino indicated that soil will be available from the lower valley area below the waste rock dump to the Luofan River, access to the soil has not yet been negotiated. This land will however be compulsorily acquired by the applicable Chinese government agency during the dam fill stage of the Longtan hydroelectric scheme, which would suggest that Sino should have access to the soil. This will need to be verified by Sino. It is also not clear that haul distance and elevation differences have been factored into closure costs as discussed in the next section. Sino advised that a western consultant has been retained to prepare a more detailed desk-top assessment of these issues.

17.29.10 Rehabilitation Practices and Closure Costs

Key Rehabilitation and Closure Issues

A conceptual cover has been proposed for the CIL tailings area after closure of the mine. It is noted that the CIL tailings will be net acid generating, and as a result of the accumulation of treatment solids, will have a high potential for metals to leach from the tailings if the tailings continued to oxidize. While no weathering tests have been completed on CIL tailings it is anticipated that the metal loadings that may be contained in seepage post closure from the CIL could significantly impact the receiving water quality. No modelling has been undertaken to assess the rate of infiltration that will result or to estimate the rate of oxidation that results from oxygen diffusion through the cover layer. In our experience the proposed cover may not sufficiently reduce acid generation and an improved cover system will be required.

As noted before, metal leachability has not been scaled to the actual size and composition of the waste rock dump. Consequently, while no details of the proposed cover systems and water management strategies for the waste rock dump have been provided, there may be a significant risk that the current allowances for rehabilitation and closure of the waste rock dump may have been underestimated.

Similarly, no estimates of the potential final void water quality have been prepared. Depending on the flood elevation of the underground workings and open pit, the water quality that may accumulate in the final voids may be of a poor quality and may impact on ground water and surface water quality. Again, no details have been provided on the proposed closure strategies for the final voids.

Budgeted and Expected Costs

While closure planning remains conceptual, Sino has indicated that an initial Closure Plan will be prepared during 2007 which will include commitments to return rehabilitated land at the waste dump to the local villages for distribution for agricultural or other uses as soon as practical. Sino has indicated that notional rehabilitation allowances are currently being provided for at the rate of US$60,000 per month, with an estimated life of mine expenditure of about US$8.5 million.

While descriptions have been provided of the works that will be undertaken, the interim allowances may not include allowances for soil handling and storage during prestrip and tailings facility construction.

Using the site specific load haul costs, we estimate that to place a 1 metre cover on all of the tailings and waste rock areas (based on the disturbed areas alone) could amount to about US$12 million. This does not include any allowances for pre-stripping and storage of topsoil for rehandling later. It also does not include engineering and or water management structures for final closure. Assuming that about 30% of the topsoil will be inventoried for rehabilitation (i.e. rehandled), including an allowance for engineering and a 15% contingency, the estimated total 'life of mine' rehabilitation and closure costs may amount to between US$18 million and US$20 million.

17.30 Social Assessment

17.30.1 Social and Community Interaction

Sino report that it has developed good relationships with the local community who are supportive of the Jinfeng mine and associated facilities. Sino has constructed improved local roads and electrical power infrastructure which will benefit the local community, which includes four villages (Bai Ni Tian, Shi Zhu, Tingshan and Niluo) and one township (Shaping). Sino has constructed a meeting hall adjacent to the entrance to the Jinfeng site and this building is used by Sino and the local community to meet and discuss community issues. Sino has an established Community Relations department which will continue to be staffed by Sino employees throughout the life of the Jinfeng mine.

17.30.2 Relationship with Local Government

The local government structure consists of several layers lead by the village Chief, town Mayor, County Mayor, Prefecture Governor and Provincial Governor. Sino report that it has established a good relationship with all levels of the local government.

18 Interpretation and Conclusions

The Jinfeng mine has successfully achieved construction and commissioning and produced 5,800 ounces of gold in the June 2007 quarter. The open pit mine is developing further and the underground mine has commenced development.

SRK accepts that Sino's forecast as stated in the June 2007 quarterly report, is reasonable. The forecast is repeated below.

> "Following the slow start to production in July, it is anticipated the plant will ramp-up to design throughput and production levels over the course of the September quarter. Jinfeng's gold production is currently forecast to total 70,000 to 75,000 ounces for calendar 2007. "

Once the ramp-up of production is complete, the Jinfeng operation is forecast to initially comprise gold production of 180,000 ounces per annum.

Exploration at Jinfeng is targeting the continuation of the deposit at depth to extend the known underground Resource down-dip and down-plunge at the intersection of the F3 with the F7, which plunges east-south-east. SRK considers these targets to be reasonably prospective. The review of Sino's exploration program was conducted by Dr Stuart Munroe who was at that time (October 2006) a Principal Geologist with SRK Consulting. Dr Munroe was of the opinion that the character of the Jinfeng property and surrounding exploration tenements were of sufficient merit to justify the program proposed by Sino.

19 Recommendations

19.1 Geotechnical Recommendations

Golder (2003) noted that there were no site specific in-situ stress measurements and estimated stress characteristics from available literature. They recommended that site specific testing was carried out. SRK consider that to reduce the risks associated with underground mining it is appropriate to establish the in-situ stress regime by site specific testing. SRK did not sight any evidence of in-situ stress testing, and it was understood from site personnel that in-situ stress testing has not yet been carried out, but is planned to be completed in the future.

No details of compaction methods or levels that may be achieved have been provided to SRK. SRK recommends that Sino complete more detailed waste placement studies to ensure the waste dump meets the required standards. Sino propose to have on-going consultancy applied to this issue as a feature of its operating plan.

20 References

AMC Consultants. Review Of The Geotechnical Assessment By Golder Of The Huangchanggou Deposit, Jinfeng Prospect Peoples Republic Of China (Report No. 03641229) For The Underground Mining Segment. Reference AMC 104036. June 2004.

Golder Associates. CIL Tailings Storage Design of Lining System. Jinfeng Gold Project, Guizhou Province China. August 2005.

Golder Associates. Conceptual Design for Flotation and CIL Tailings Storages Jinfeng Gold Project, Guizhou Province China. August 2004.

Golder Associates. Conceptual Design Tailings Storages. Layout Plans and Stage Capacity Curves. Drawing Number 002F06. December 2004.

Golder Associates. Geotechnical Assessment, Huangchanggou Deposit, Jinfeng Prospect, Peoples Republic of China. Reference 03641229. December 2003.

Golder Associates. Letter Report. Jinfeng Project: Geotechnical Investigation of Plant Site. Reference 02611006/017a. 31 October 2003.

Golder Associates. Letter Report. Jinfeng Project: Review of Tailings Storage Options. Reference 02611006/1. 16 October 2003.

Golder Associates. Letter Report. Jinfeng Project: Waste Dump Stability. Reference 04611002-01a. 17 March 2004.

Golder Associates. Letter Report. Jinfeng Project: Chemical Testing Of Tailings. 23 April 2004.

Golder Associates. Flood Protection Measures. CIL Tailings Storage. Jinfeng Gold Project, Guizhou Province China. August 2005.

Guizhou Metallurgical Design and Research Institute. Jinfeng Gold Mine Tailings Storage Project. Investigation Report of Geotechnical Engineering Project Number KC-05-16. September 2005.

Hatch. Feasibility Study Framework - Geology & Mining. Reference PR313716.003. August 2003.

Matrix Consulting. Environmental and Social Impact Assessment (ESIA). 23 June 2004.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-001. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-002. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-003. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-004. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-005. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-006. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-007. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-008. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-009. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-010. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-011. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-012. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-013. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-014. June 2005.

Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-015. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-016. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). CIL Tailings Dam Stage 1. Drawing Number 1508-1302-CHE-017. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-001. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-002. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-003. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-004. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-005. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-006. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-007. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-008. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-009. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-010. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-011. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-012. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-013. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-014. June 2005.
Nanchang Engineering and Research Institute of Nonferrous Metals P.R. China (NEREN). Flotation Tailings Dam Stage 1. Drawing Number 1508-1301-CHE-015. June 2005.
State Council P.R. China. Regulations for Quality Control of Construction Projects. Document 279. 30 January 2005.
Sino Gold-NERIN. The Jinfeng Project Feasibility Study. Section 7 (Mining). Revision F. 30 March 2003.
No. 2 Engineering Exploration Institute of Geology & Mineral Bureau of Guizhou Province. Contract JF-CC-19A. Geological Hazard Risk Assessment.
No.117 Team of Guizhou MGMR. Geo-Exploration Report of Huangchanggou Portion in Lannigou Gold Mine Zhenfeng County, Guizhou Province. 1993.
SRK Consulting, Jinfeng Mine Preliminary Geotechnical Review for Underground Operation. Reference SIN08. July 2006.
SRK Consulting, Jinfeng Minor Element Estimation 2007, Reference SIN013, October 2007
URS Australia Pty Ltd. Independent Design Review. Tailings Storages. Jinfeng Gold Project. 19 April 2006.

Appendix 1 – Jinfeng Mining License



开 采 黄 金 矿 产
gold deposit mining premit

批 准 书

Permit No. National Gold (2006) 086
批准证国 金字（ 2006 ）第 086 号

According to the "Mine and Resources law of PRC"
根据《中华人民共和国矿产资源法》和《矿产
and "Mining Registration Regulation"
gold deposit mining has to be permit by the
资源开采登记管理办法》的规定，开采黄金矿产需
authority department of the state council,
经国务院有关主管部门批准，未取得此证而擅自开
any mining activity without the the permit
by this paper is illegal
采者，均为非法开采。







企业名称 company name	贵州锦丰矿业有限公司 Guizhou Jinfeng Mining Co., Ltd
矿山地址 Address	No.43 Mingu town Zhenfeng county Guizhou Province 贵州省贞丰县珉谷镇43号
经济类型 Type of owership	中外合作 Joint Venture
生产规模 Production scale	120万吨/年 1,200,000T/Year
有效期限 Valid	自2006年12月25日 至2016年12月25日 Frome 25th Dec. 2006 to 25th Dec. 2016
Mine zone area 矿区范围	详见申请书范围 refer to application letter

This letter was issued by National Development and Reform Commission, lease borrow and sale of this paper are prohibit
此证由国家发展和改革委员会印制，严禁私自出借、出租、转让



People's Republic of China
中 华 人 民 共 和 国
Gold deposit mining Permit
开 采 黄 金 矿 产 批 准 书

批准证国金字（ 2006 ）第 086 号
No. National Gold (2006) 086

After consideration we permit Guizhou Jinfeng Minging Co., Ltd the right to mine gold deposit with
经审查，批准 贵州锦丰矿业有限公司 在规定
within the permitting scope by this paper
范围内，开采黄金矿产，特发此证。

有效期自 2006 年 12 月 25 日至 2016 年 12 月 25 日
This paper will be valid from 25th of Dec. 2006 to 25th Dec. 2016

发证机关（印章）

National Development and Reform Commission


SRK Consulting
Engineers and Scientists

SRK Consulting
Level 6
44 Market Street
Sydney NSW 2000 - Australia

Email: sydney@srk.com.au
www.srk.com.au

Tel: 61 2 9024 8800
Fax: 61 2 9024 8888

Project Code: SIN015

Certificate of Qualified Person
Report Title: Jinfeng Gold Mine, Guizhuo Province, China, dated 10 October 2007

(a) I, Michael John Warren, BSc (Mining Eng), MBA, am employed as a Principal Consultant (Project Evaluations) with SRK Consulting in their Sydney office and reside at 97 Monteith Street, Warrawee, NSW, 2074, Australia.

(b) I am a member of the Australasian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

(c) My most recent visit to the Jinfeng gold mine was between 14 October and 16 October 2006. Mr Richard Kosacz, a Principal Geologist and Mr Yunfeng Chen, a structural geologist, both of whom are full time employees of SRK China, visited the Jinfeng gold mine from 5 to 8 September 2007 and provided input to the SRK report. .

(d) I am responsible for all sections of the above named report but have relied upon the other experts named in Section 2 of the report.

(e) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

(f) I am independent of Sino Gold Mining Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

(g) I have read National Instrument 43-101 and Form 43-101F1 and this report has been prepared in compliance with same.

Dated, this 10th day of October 2007.

MJWarren

M J Warren, BSc (Mining Eng), MBA, MAusIMM, FAICD
Principal Consultant (Project Evaluations)


Telstra

SRK Consulting (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

Group Offices:
Africa
Asia
Australia
Europe
North America
South America

Australian Offices:

Brisbane 61 7 3832 9999
Maitland 61 2 4934 6685
Melbourne 61 3 9678 9122
Perth 61 8 9288 2000
Sydney 61 2 9024 8800

Exhibit 2

White Mountain Project

Jilin Province, China

Report Prepared for

Sino Gold Mining Limited

Report Prepared by


SRK Consulting
Engineers and Scientists

10 October 2007

SRK Consulting (Australasia) Pty Ltd
Reg No ABN 56 074 271 720
Trading as SRK Consulting

White Mountain Project
Jilin Province, China

Sino Gold Mining Limited

Level 22, 44 Market Street, Sydney

SRK Project Number SIN015

SRK Consulting (Australasia) Pty Ltd

Mike Warren
mwarren@srk.com.au

10 October 2007

Compiled by:

Mike Warren
Principal Consultant
(Project Evaluations)

Peer Review by:

Dr Peter Williams
Principal Consultant
(Geology)

Authors:
John Chapman, B.Sc. (Chemical Eng), M.Sc. (Eng)
Richard Kosacz, MSc (Mining Geology & Eng)
Dr Yonglian Sun, B.E. (Mining), PhD (Rock Mechanics)
Mike Warren, BSc (Mining Eng), MBA

Table of Contents

List of Tables

List of Figures

Disclaimer

The opinions expressed in this report have been based on the information supplied to SRK Consulting (Australasia) Pty Ltd ("SRK") by Sino Gold Mining Limited ("Sino"). The opinions in this report are provided in response to a specific request from Sino to do so. SRK has exercised all due care in reviewing the supplied information. Whilst SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

Summary

The White Mountain project, located in Jilin Province, is owned 95% by Sino and is an advanced development project which is hosted by a regional, north-eastern trending fault breccia. In January 2007 Sino announced a Mineral Resource of 7.7 million tonnes at 3.4g/t Au (containing 846,000 ounces of gold), based on surface trenching, one adit with two crosscuts and 50,555m of diamond core drilling. The Mineral Resource estimate was completed in compliance with the JORC Code. The Board of Sino announced their commitment to the project on 6 August 2007. Mobilisation and site preparation is in progress with site construction is to commence once the Provincial Project Permit is received.

1 Introduction and Terms of Reference

This report has been prepared for Sino Gold Mining Limited ("Sino" or "the Company"). The purpose of this report is to provide an Independent Technical Report to comply with the requirements on the Ontario Securities Commission, in particular National Instrument 43-101 ("NI43-101"). The sources of information for this report include personal inspection of the property by Dr Sun and Mr Kosacz, documents and data provided by Sino, and previous reports by other experts regarding the White Mountain exploration project, all of which are referenced in the Reference section of this report.

2 Reliance of Other Experts

SRK has reviewed and referenced reports by other experts regarding the White Mountain project including AMC Consultants Pty Ltd, Rutherford Mineral Resource Consultants and Sustainability Pty Ltd. References are provided in Section 20 of this report.

For Resource and Reserve estimates, SRK has relied upon the Competent Person. Details of the Competent Person's are provided below.

• **Mr Phillip Uttley**, who is Sino's Chief Geologist, takes responsibility for the information in this report which relates to the Mineral Resource estimate. He is a Fellow of The Australasian Institute of Mining and Metallurgy ("The AusIMM") and has over 25 years relevant experience in exploration and evaluation of gold deposits, including the estimation of resources in structurally controlled gold deposits and replacement-style gold deposits.

• **Dr John Chen**, who is Sino's Manager – Mining Technical Services, takes responsibility for the information relating to the Ore Reserve estimate. He is a mining engineer with over 20 years experience in the mining industry and is a Member of the AusIMM.

The SRK experts who contributed to this report are shown in Table 2-1.

Table 2-1: SRK Expert Team

Name and Qualification	Technical Discipline
John Chapman, B.Sc. (Chemical Eng), M.Sc. (Eng)	Environmental Engineering and Permitting
Daniel Guibal, Ingenieur Civil des Mines (Mining Engineer), MSc (Mathematics and Geostatistics)	Geostatistics, Resource Estimation
Kevin Holley, BSc (Geotech Eng) (Honours), MSc	Geotechnical Engineering
Keith Leather, B Metallurgy	Metallurgy and processing
Richard Kosacz, MSc (Mining Geology & Eng)	Geology, QA/QC,
Robin Simpson, BSc (Geology) (Hons), MSc	Geology, Geostatistics, Resource Estimation
Mike Warren, BSc (Mining Eng), MBA	Mining Engineering

3 Property Description and Location

3.1 Location

The White Mountain Project (formerly Banmiaozi gold prospect) is located in Jilin Province (Figure 3-1 and Figure 3-2), approximately 8km from the City of Baishan and 230km south-east of the provincial capital, Changchun. Baishan can be accessed by sealed road from Changchun. Driving time is approximately 4 hours one way.


HEILONGJIANG PROVINCE
Baicheng
Songyuan
Changchun
Jilin
INNER MONGOLIA
JILIN PROVINCE
Liaoyuan
LIAONING PROVINCE
White Mountain
Baishan
Tonghua
Linjiang
KOREA

Figure 3-1: Location of the White Mountain Project, Jilin Province


Changchun
JILIN PROVINCE
Siping
Meihekou
White Mountain
LIAONING PROVINCE
Baishan
Shenyang
Ji'an
NORTH KOREA
100km

Figure 3-2: Site location and connecting infrastructure

The White Mountain Project is owned by the White Mountain CJV, a CJV in which Sino has a 95% interest, through its wholly-owned subsidiary Sino Gold Jilin BMZ Mining Limited, with the remainder held by Tonghua, the CJV partner.

3.2 Exploration License Details

The Land and Resources Bureau of Shandong Province issued the White Mountain CJV with Exploration Licenses as shown in the following table.

Table 3-1: Exploration license details - White Mountain

License Number	Area (km^{2})	Date Issued	Date for Renewal
0100000630063	62.16	12 May 2006	26 April 2008
2200000610851	24.78	13 November 2006	31 December 2007
2200000610849	17.55	13 November 2006	31 December 2007

The co-ordinates of the tenement boundary have been surveyed.

The tenement boundary and location of the White Mountain deposit is shown in Figure 3-3.

The White Mountain project has negotiated to pay a "resource compensation fee" to the Provincial government at the rate of 2.8% of sales revenue.

The White Mountain project will pay taxation at the rate of 25% on all taxable income.


White Mountain
F102
F100
Ma An Gang
Sino Gold Jilin BMZ
Mining Limited
LEGEND
Proterozoic Quartzites
Lower Proterozoic Marble
Mezozoic Sediments
Diorite Intrusions
Archean Basement
Faults
Thrust Faults
Resource Outline
Tenement Outline
N
1 km

Figure 3-3: Location of two exploration lease boundaries


0 5,000 10,000
Qing Gou Men
Zhen Zhu Men
(Hei Gou Cun)
Bai Miao Zi
Legend
qinggoumen_EL
zhenzhumen_EL

Figure 3-4: Location of all three exploration lease boundaries

The proposed general layout for the development of the site is shown in Figure 3-5.


WHITE MOUNTAIN SITE PLAN
Exploration
Licence
Boundary
Tailings Dam
Plant Site
Mine
Portal
Proposed Mining Area
Surface projection of
known mineralisation
Water
Source
Offices and
Accommodation
To Changchun
To BAISHAN
CITY
1000 metres
Power Transmission Line

Figure 3-5: White Mountain site plan

The red line in Figure 3-5 is the boundary of the mining permit application area. It is fully within the exploration permit boundary shown in Figure 3-3.

3.3 Environmental Requirements and Liabilities

SRK environmental staff has not visited the site. It is therefore not possible to comment specifically on the environmental liability currently associated with the site. Nonetheless, as an advanced exploration site, surface disturbances likely include drill pads, exploration trenches and exploratory adits and the associated development waste rock. As such, environmental disturbances are likely small and the current overall environmental liability is likely limited.

The ore contains sulphide mineralisation including pyrite, marcasite, chalcopyrite and galena which may be potential sources of acid and metals. The abundance of neutralising minerals is uncertain. A review of the project feasibility study and environmental baseline reports indicated that potential environmental risks and liabilities may be associated with the proposed project as follows.

It is not apparent from the documentation that the geochemical properties for the tailings have been determined and the potential impacts on receiving water quality is uncertain at present. Mine Tailings management and disposal in the mountainous terrain may pose a significant challenge. The proposed pressure filtration of tailings and strategies for disposal of tailings filter cake are considered to be in accordance with sustainable management of mine tailings. This will allow the opportunity for progressive rehabilitation of the dry stack tailings during the operation which could limit the potential for dusting and minimise the potential for seepage and run off water.

The mine waste rock properties also do not appear to have been characterized as yet and management may prove to be difficult if the waste is shown to have a potential to leach metals or generate acid. Exposed wall rocks and backfill may also represent a potential source of environmental impacts during and after operations. SRK therefore sees protection of groundwater and surface water resources during the development and operation of the project as another potential significant challenge. The potential impacts however can be managed through advanced planning and engineering to maximise water recycle, minimise waste and wall rock exposure to infiltrating water, and isolating reactive waste. Post operation water management during re-flooding of the underground workings may however require water treatment depending on the reactivity and exposure of the mineralized zones.

The consideration of noise, dust and blast vibration impacts on surrounding land users and residents may influence the determination of land use requirements for the project. The establishment of an effective non-residential buffer surrounding the project will assist in minimising potential conflicts with neighbours in relation to noise, vibration and dust emissions

3.4 Other permits

On 16 August 2006 Baishan City ICA Bureau issued Sino Gold Jilin BMZ Mining Limited with a Business License to cover the scope of "gold mine exploration and development". The business license was issued on 14 November 2003 and will remain in force until 13 November 2033.

The following table details other permits or licenses that have been approved for the project up to the end of August 2007.

Table 3-2: Other permits

Permit	Status
Exploration license	Issued
Resource verification	Approved
Occupation Health	Approved
Chinese Feasibility Study	Completed
Geological Hazards	Approved
Water and Soil Conservation	Approved
Safety Assessment	Approved
Environmental Impact Assessment	Approved
Project Approval	Pending
Gold Mining Certificate	Pending
Mining Lease	Pending

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Baishan City is located at the west foot of the highest peak of Changbai Mountain with many high mountains and valleys within its border. It is in a region where mountains account for 90%, water accounts for 5% and farmland accounts for 5% of the land area. The White Mountain Project lies in Longgang Mountain to the west of Baishan City. The topography is classified as a low mountain area of the middle and low mountain topography, and is at an elevation of 600m or higher, a relative height of 400m or higher and a gradient of 10° to 15°.

The whole area is high in the northwest and low in the southeast. The project area can be divided into two topographic units: the low mountain area and the valley basin area. According to their origins, the low mountain area can be further divided into two types of topography i.e. erosion structural middle and low mountains and erosion denudation hills. The valley basin area can also be divided into two types of topography i.e. erosion sediment valley basin and sediment valley basin.

4.1 Regional Vegetation

The dominant type of forest vegetation is natural secondary forests, accounting for 68% of the total forest area. The accumulation of living timber is $2861\times10^4m^3$, accounting for 58.4% of the total forest. Three types of forests are encountered comprising coniferous mixed forests, coniferous and broadleaved mixed forests, and broadleaved mixed forests.

The White Mountain Project area is a middle mountain area at an elevation of 600m or higher. The area is in the vicinity of Baishan City where there are more villages and frequent human production activities. The forest resources in this area have significantly been impacted by large-scale felling many times in its history, and have evolved from coniferous and broadleaved mixed forests represented by Korean pine into broadleaved mixed forests. Most of the remaining forests are secondary forests and felled areas. Virgin forests no longer exist in the area. From the viewpoint of forest structure, the forest vegetation in the area includes primarily poplar-birch forests, oak forests and dwarf forests. The area of forest vegetation accounts for 81.4%of the total study area. Farmland in the area accounts for 18.4%of the total area.

4.2 Access

The White Mountain project area is located 8km from the city of Baishan and 2km from the Class-1 highway connecting Baishan and Changchun; a concrete road connects the mine to the highway. Baishan is 260km from Changchun with both railway and freeway connections between them. Flights to many domestic and international cities are available from Changchun Longjia International Airport.

4.3 Climate

The Baishan area is in the North Temperate Climate Zone and experiences a continental climate with a coastal influence from the Sea of Japan. The freezing period is from October to April during which the ground is frozen to a depth of 1.4m. The average annual temperature range in the region is -3°C to 7°C and the average annual precipitation range is 350 to 1000mm. Precipitation occurs mostly in summer and more than 60% of the total precipitation falls during the period June to August.

The nearest centre to the White Mountain project where weather records exist is Baishan City. The extreme maximum temperature on record is 36.2°C and the extreme lowest temperature is -35.1°C. The average temperature in the city is 20.7°C in summer and minus 9.9°C in winter.

According to the statistics for 33 years, the average precipitation is 883.4mm, the maximum annual precipitation is up to 1238.4mm (in 1960) and the minimum annual precipitation is 643.7mm (in 1970). Precipitation in summer (June to August) is higher and more concentrated with more continuous rainy days, up to 21 days and accounting for 61% of the total annual precipitation.

The White Mountain project will operate all year, with no seasonal interruptions.

4.4 Infrastructure

4.4.1 Power Supply

The Jiangbei Electrical Substation of 66kV is situated 4km away from the mine, from where a 66kV overhead power line can be connected to the mine with LGJ – 95 cables. A step-down substation will be built near the process plant. One SZ10-6300/66kVA transformer at the ratio of 66/10.5 kV is to be installed outdoors while the 10kV switchboard is to be installed indoors.

To secure safe production, a diesel generator set will be connected near the main step-down substation with the capacity of 800kW, and a transformer of SM9-1000/10 10.5/0.4kV 1000kVA will be mounted. It will be connected to a 10kV bus line after boosting and will be used as the protection power for the primary load.

4.4.2 Water Supply

The White Mountain project's water supply and demand is summarised in the table below.

Table 4-1: White Mountain Project water supply and demand

Item	Quantity
Quantity of Water Supply:	9,392 m^3/d
Total water consumption:	
Fresh water required	1,755 m^3/d
Tailings return water	7,608 m^3/d
Process plant re-circulating water	28 m^3/d

There is an abundance of surface water in the mine area. There is no large river in the area but the two branches of the Huihe River called Diaoshuihe and Dabanshigouhe run through the area from northwest to southeast where they enter the Huijiang River. The flows are perennial and the flow rate is 1,000 – 4,000m^3/d. The alternative water supply is from Huijiang River and flows range from 8,000 – 20,000m^3/d in this river. The Diaoshuihe water source will be used for the White Mountain project. A water supply pipeline will be buried as required to provide protection against freezing in winter.

4.4.3 Labour

There is a large labour pool in the area and both mechanical and electrical maintenance can be provided locally.

4.4.4 Roads

The total haulage along the mine access road is expected to be 303,000 tonnes per annum (tpa), of which the haulage into the mine is forecast at 302,000tpa and that out of the mine is 1,000tpa.

The access roads to the ore processing area and the tailing storage area need to be upgraded. They will be paved with local materials and earth with a road base width of 6.0m and a surface width of 4.0m. The minimum turning radius will be 30m. About 1.5km of roads will be upgraded.

The road in the process plant and the administration and living area is paved with concrete with a road base width of is 5.5m and a surface width of 4.0m. The thickness of the concrete is 220mm and the whole length of the roads is 1.0km. This road is degrading rapidly due to heavy traffic. While no major repairs are provided for in the capital cost estimate, provision will be made in the sustaining capital forecast to upgrade this road.

The access roads to the explosive magazine, the tailings storage and the pressure filtration station are all one-way lanes paved with local materials and earth with a base width of 5.0m and a surface width of 3.5m. The total length of the roads is 3.5km.

4.4.5 Tailings Storage Facility

Sino appointed Golder Associates Consulting Limited to prepare conceptual designs for the tailings storage facility and to assist with evaluating storage options. The Changchung Gold Design Institute (CGDI) was appointed to prepare Basic Engineering and Detailed Design drawings for the project. Three candidate tailings storage sites were identified. The sites were evaluated with respect to potential hazard, operational safety, proximity to the plant, cost of construction and operation, and environmental compliance issues, and after consideration by Sino, the Zhengjiagou creek site was selected.

4.4.6 Processing plant site

The site selected for construction of the proposed plant construction is shown above in Figure 3-5. Sino believes there is sufficient and suitable land available at the location for the plant and all associated infrastructure and access requirements.

5 History

At the end of June 2003, Sino entered the initial JV agreement to acquire the initial 80% interest in the JV at a cost of US$0.84M payable over three years with an exploration commitment of up to US$0.8M over the same period. Sino currently has 95% equity in the White Mountain project, which was increased from 80% in July 2006 at a cost of US$0.625M.

Exploration work undertaken by previous tenement holders included surface mapping, rock chip sampling and trenching to test the surface geology and geochemistry. In addition one underground adit (with two cross-cuts through the mineralisation) has been completed which returned encouraging results including 28m at 5.3g/t Au and 13.3m at 5.1g/t Au.

In January 2007, Sino announced a Mineral Resource from White Mountain as shown in Table 5-1.

Table 5-1: White Mountain Resource (January 2007) estimated using a 1.0g/t Au cut-off

Category	Tonnes ('000)	Gold Grade (g/t)	Contained Gold ('000 oz)
Measured	2,594	3.6	304
Indicated	2,288	3.5	258
Subtotal of Measured and Indicated	**4,882**	**3.6**	**562**
Inferred	2,861	3.1	284

The Resource estimate is based on analyses of 191 diamond drill holes, totalling 50,555m, as well as channel sampling from two underground adits and surface trenches. Estimation was completed using Ordinary Kriging of the mineralised domain within the F100 and F102 fault breccias. The above Mineral Resource estimate was prepared in compliance with the JORC Code.

6 Geological Setting

The White Mountain project is located on a regional north-east striking fault zone that can be traced for 10km and hosts gold mineralisation over at least 6km. The fault zone is part of a series of parallel thrust faults at the margin of a Proterozoic craton in Jilin province. The northwestern boundary of the thrust fault complex is approximately 5 km to the north-west of the White Mountain project. The thrust faults separate the Proterozoic craton from a sequence of Phanerozoic (Cambrian – Cretaceous) sedimentary rocks which host the mineralisation at White Mountain.

7 Deposit Types

The White Mountain deposit is hosted by a silica-rich breccia within a 40° to 45° south-east dipping regional fault (locally named the F100). The F100 occurs near the contact of Proterozoic quartzite and marl dominated sequences. The higher gold grades are hosted by breccia within the F100 fault, however not all of the breccias are strongly mineralised or have the same thickness of mineralisation.

The F100 is overprinted by a steeply dipping fault (locally named the F102), such that the F100 occurs only in the hanging wall of the F102.

8 Mineralization

8.1 Stages of Mineralisation

There are four stages of mineralisation at White Mountain, all of which are associated with elevated gold grades. Overprinting of the different styles of mineralisation has enabled a chronology of "stages" to be documented. These stages are likely to be related to a single hydrothermal event.

8.2 Controls on Mineralisation

A model of the structural geology and controls on mineralisation has been developed by SRK Consulting (SRK, 2006) using information collected from surface exposures near the adit entrance and from surface trenches with the bulk of information coming from observations of drill core.

As part of the structural model, detail of the F100 fault, the F102 fault and structure of the adit has been investigated. It is expected that the interpretation will be improved by more detailed drilling which was on-going at the time of writing this report.

The controls on mineralisation are:

- Reactivation of the F100 and F102 during mineralisation has a primary control on the distribution of gold
- The F100 has been compartmentalised by a number of steeply dipping transfer faults which are interpreted to localise high-grade gold zones.
- Mineralisation on the F102 may be a result of the intersection between the F102 and the F100 (shallowly north-east plunging), or may have a similar control to that of the F100 (compartmentalised by transfer faults).

The controls on mineralisation result in the formation of a number of discrete south-plunging shoots within the plane of the breccia of the F100. These shoots are characterised by thicker zones of breccia-hosted mineralisation and higher gold grades within the thicker shoots. Although the deposit is hosted by brittle, structures which can be unpredictable in extent and thickness, the shoots in the F100 and F102 are likely be predictable.

8.3 Extent of White Mountain mineralisation

SRK has reviewed the sections and drill results provided by Sino and discussed with Sino the extent of currently known mineralisation at the White Mountain deposit. In September 2007 the known mineralisation at White Mountain extended over 1400m horizontally, the depth extent ranged from 100m down dip to 600m down dip, i.e. in the plane of the F100 and intersecting F102 faults and the average thickness was in the range of 10m to 12m.

Mineralisation at White Mountain is contained within a major north-east trending regional fault zone dipping approximately 45° to 50° to the southeast. Gold mineralisation is associated with silica, pyrite and barite in a silicified breccia in the fault zone that overprints an iron-rich unconformity between a hanging wall quartzite and a foot wall silicified dolomite or marl.

Geological continuity is well demonstrated by the extent of the main controlling F100 fault and its intersection with the F102 fault.

Gold mineralisation at White Mountain remains open along strike to the northeast and at depth.

9 Exploration

Exploration at the White Mountain project has been carried out by Sino Gold Jilin BMZ Mining Limited, a wholly owned subsidiary of Sino. Since the JV was established, Sino has completed a number of additional surface trenches, re-mapped and re-sampled the adits and completed 168 diamond drill holes.

Winter weather at White Mountain limits the field exploration activities to between April and October each year.

9.1 Geophysical Exploration

During 2007, several ground geophysical resistivity (IP) lines over the north-east extension of the F100 and F102 fault system indicated the mineralised system continued along strike in that direction. This work has provided additional targets for drill testing which were pursued during the 2007 field seasons. An additional IP survey has been completed in an area which is 5km to 7km south-west of the White Mountain deposit. This IP survey focussed on the F100 and F102 faults, at the Ma An Gang prospect. Drill testing of the IP targets, supported by soil geochemical anomalies has commenced.

10 Drilling

More than 50,000 metres of diamond drilling (NQ core 47.6 mm diameter) has been completed at White Mountain to January 2007. The White Mountain resource estimate is in part based on data from 191 diamond drillholes, totalling 50,555m, all drilled by Sino. Drill spacing is generally 40m along strike and in the range of 40m to 60m down dip.

Table 10-1 contains significant intercepts released by Sino in the June 2007 quarterly report. All intervals are down hole thickness and so are not necessarily true thickness. The location of the drill holes is shown in long section in Figure 10-1.

Table 10-1: Significant Intercepts from the White Mountain drilling program to 30 June 2007

Hole No.	Purpose	From (m)	Interval (m)	Grade (g/t Au)
BDDS193	Metallurgical	218	16.5	14.3
BDDS195	Geotechnical	282	54.8	7.4
BDDS196	Northeast extension	322	8.0	4.7
BDDS203	Metallurgical	178	45.2	7.7
BDDS205	Infill	275	55.0	3.1
BDDS210	Infill	231	13.0	28.4
BDDS213	Infill	164	20.5	7.9
BDDS214	Infill	327	2.0	12.2
BDDS215	Infill	238	15.0	7.8
BDDS217	Infill	158	8.0	32.8
BDDS219	Infill	153	15.0	4.0
BDDS221	Northeast extension	361	34.1	1.7
Note: All intercepts are downhole intervals and based on 1.0g/t gold cut-off grade.				


SW
WHITE MOUNTAIN LONG SECTION
(Summarising Drilling Results to July 2007)
NE
Grey shading indicates mining blocks included in July 2007 mine production schedule
400RL
January 2007 Mineral Resource estimate boundary
LEGEND
>200 gram metres
100 - 200 gram metres
50 - 100 gram metres
25 - 50 gram metres
10 - 25 gram metres
1 - 10 gram metres
<1 gram metres
30,000N
200m
Drillholes extending mineralisation 140m northeast

Figure 10-1: Long Section showing selected drill results to July 2007

11 Sampling Method and Approach

SRK visited two drilling sites at the White Mountain gold project but had no opportunity to observe drilling core recovery.

The mostly NQ diameter core is recovered from the inner tube and placed into plastic core boxes marked with hole ID, successive number and depth interval. The boxes then are transported to White Mountain exploration site and placed in rows on the ground for logging purpose. In the case of bad weather core boxes are put under the roof.

The logging geologists examine the core and collect data regarding physical properties, stratigraphy, lithology, structure and texture of the rocks as well mineralization and alteration of the ore bearing intervals. The data are put on the template logging sheets using White Mountain logging codes then copied to the exploration data base.

The logging geologist also marks sampling intervals on the core. The sample interval is usually 1.0m long within an orebody which has a visible mineralized zone but also an additional four samples overlapping the hanging wall as well as the footwalls of the mineralized zone are collected.

The average recovery of the core is reportedly good at 90% but can vary, from 60% to 70% for samples taken from tectonised or brecciated zones, to 98% for quartzite samples.

After all procedures regarding logging are completed the core boxes with selected sampling intervals are transported to the cutting shack located within the exploration camp.

The logging geologist at the White Mountain site does not define the cutting line on the core. The core cutting position depends on the diamond saw operator. One half is placed into a calico/canvas bag with a sample serial number written on it as well as a sample tag of waterproof paper inserted into the bag. The second half of the core is placed back into the core box with the sample tag of the same number; the sample number is also written with chalk pencil on the box partition.

In the case where core is already broken during drilling, an appointed helper splits the broken core fragments into approximately two equivalent weights.

Once a week bags with cut core are dispatched to the sample preparation facilities of the laboratory which is operated by the Geological Brigade 606 and is situated in Tonghua city about 60 km south-west from the White Mountain site.

After cutting or manual splitting, the core boxes are stored on shelves under a roof. The storage area is secured properly with a fence.

12 Sample Preparation, Analyses and Security

12.1 Sampling Procedures

SRK visited the sample preparation facilities which belong to the Analytical Laboratory of Geological Brigade 606 – Non-Ferrous Metallic and Geological Exploration Bureau of Jilin Province, located at Tonghua. This laboratory holds CMA Chinese Standard Certification.

The preparation procedure for core samples from the White Mountain exploration project can be described as follows;

1. All samples are crushed in a jaw crusher down to 2 mm.
2. All crushed samples are pulverized down to -20 mesh using a roller pulveriser.
3. The 300 g of -20 mesh sample is pulverized to -200 mesh.
4. The -200 mesh samples are poured into kraft bags with appropriate sample number written on it and a sample tag inside. The bags are stapled using a regular stapler pack and prepare for shipment back to the White Mountain exploration camp. The same courier which delivers core samples from the White Mountain site transports the pulps and -20 mesh rejects.
5. The -20 mesh rejects (about 2 kg) are packed into plastic and canvas bags, equipped with sample number written on the bag and sample tag inside then transported back to the White Mountain camp.
6. In the camp two standards and four duplicates are inserted into every batch of 34 samples; additionally two external check samples are dispatched to Australia for fire assay analysis.
7. Not every batch contains 34 samples; the exploration management believes that samples from different holes should not be blended into one batch. Consequently often the batches contain less than 34 samples.
8. The batches are sent to the Xi'an laboratory for assaying by atomic absorption methods
9. The – 20 mesh rejects are stored in plastic boxes and placed on the shelves in a secure room.
10. There are not coarse rejects available for reexamination.

In SRK's opinion the preparation facilities of the Tonghua laboratory do not currently meet international standards for this type of laboratory. The laboratory has inadequate equipment as well as problematic procedures. SRK believes that Sino should consider advising the laboratory management to update the sample preparation facility or to find an alternative laboratory.

The SRK opinion is that several issues should be taken under consideration to improve the adequacy of sampling and sample preparation as well as to assure complete security of the accuracy of the assayed samples.

A principal rule in exploration, especially for precious metals, is that the field sample (half core) should be shipped directly to an independent laboratory for sample preparation and assaying. In the case of the White Mountain gold project, unsealed pulps prepared in the Tonghua laboratory are returned to the exploration camp where standards and duplicates are inserted into batches and then shipped to the assaying laboratory. Such procedure can be regarded as inadequate for assuring the security of the field samples.

To assure a proper QA / QC protocol, every batch of field samples should be equipped with:

1. A field duplicate – which is as a rule quarter of core not coarse reject or pulp
2. A field blank – which is normally the same hosting mineralization rock but devoid of utility element (barren of gold)
3. A standard – a random standard in every batch
4. A laboratory duplicate – coarse reject
5. A pulp duplicate

Three first insertions of a duplicate, standard or blank should be made at the exploration site without the knowledge of laboratory personnel; the laboratory and pulp duplicates should be chosen in the laboratory for internal quality control. Additionally exploration management should periodically send returned pulps to an independent external laboratory for check assays. Sino is following some but not all of these procedures.

12.2 Sample Quality Audits & Checks

12.2.1 Xi'an Laboratory Performance on Certified Standards

In 2006, Rutherford Mineral Resource Consultants reviewed and reported to Sino regarding the Xi'an laboratory used for White Mountain resource analyses. The review assessed the reliability of the Xi'an laboratory for servicing the ongoing analytical requirements related to resource and reserve drilling phases of the White Mountain project. The use of higher quality certified reference standards enabled a more rigorous assessment of precision and accuracy at the Xi'an laboratory. Overall the Xi'an performance appears somewhat erratic. It shows poor accuracy and moderate precision in many determinations against the Ore Research standards and needs to improve its performance in these areas. There is also a need to improve the Xi'an laboratory reporting procedures to ensure that all QA/QC data is supplied to Sino. Variations in duplicate data are most pronounced in the 10ppm to 16ppm range and these samples need to be assessed as to the cause. Comparison of ALS determined Au fire assay values and those done by aqua regia at Xi'an give consistent results despite the erratic values returned for the standards by Xi'an.

12.2.2 Comparison of Xian and ALS Laboratories on White Mountain Samples

A comparison of analysis results from the Chinese Xian and Australian ALS Laboratories on White Mountain samples collected from 2004 to 2006 show the Xi'an laboratory's results to be slightly lower overall and would produce a slightly conservative resource estimate.

Several potential risks in sample preparation were identified from the Xi'an (aqua Regia and AAS) and ALS (fire assay) data. The laboratories used different methods to assay gold contents but the results from the two laboratories on the same samples are comparable.

Given the nature of the ores, the difference between the two laboratories is not unexpected. Some of the gold in the White Mountain ores is included in very fine quartz grains and ultra fine pyrite. It is most likely that some of these gold particles may not be fully digested in the aqua regia AAS method applied by Xian, while the fire assay method applied by ALS is known as a better method to assay the "full" amount of gold. However, it should be noted that metallurgy tests show that the gold recovery is between 85% (non-refractory "oxide" ores) and 60% (refractory "sulphide" ores).


Gold assay comparision between Xian and ALS labs (2004-2006 all >1 gpt Au samples)
Au g/t
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
1 10 19 28 37 46 55 64 73 82 91 100
Xian
ALS


Gold assay comparision between Xian and ALS labs (2-10 gpt Au samples)
Au g/t
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57
Xian
ALS


2005-2006 gold assay comparision between Xian and ALS labs (2-25 gpt Au)
Au g/t
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1 5 9 13 17 21 25 29 33 37 41 45 49 53
Xian
ALS

Figure 12-1 Gold Check Assay Comparisons

13 Data Verification

At the request of Sino, SRK conducted a check sampling program at White Mountain but the assay results have yet to be returned from the assay laboratories. Until those assay results are available SRK is unable to provide any comment on that data verification program.

Sino uses standards, blanks and check samples, field duplicates and check assay laboratories as quality control tools to ensure that the assay database is verifiable and consistent. As shown in Figure 12-1, there is a good correlation between the assay results from the Xi'an and Australian ALS laboratories.

14 Adjacent Properties

Brigade 602 is conducting gold exploration approximately 2km NE of the White Mountain project.

15 Mineral Processing and Metallurgical Testing

15.1 Gold Occurrence and Metallurgy

The metallurgy work completed to date on the gold association at White Mountain indicates the bulk of the gold is very fine grained and associated with pyrite and marcasite with small amounts of chalcopyrite, sphalerite and galena in quartz, and associated with quartz + sericite alteration. Barite overprints the silicification and is commonly observed to be late (observed readily in the core). Limonite and other iron-oxides overprint the barite and may be related to fracture oxidation (from surface).

Initial metallurgical testing has returned encouraging results for most of the different styles of mineralisation hosted by the F100 fault.

Metallurgical testing has identified two metallurgical ore types, refractory and non-refractory. Recoveries are nominally 84% for the non-refractory ore and 65% for the refractory ore. The production schedule is based on 23% of the ore being refractory. More recent geological modelling indicates that as little as 9% of the ore may be refractory.

The proposed processing flowsheet is shown in Figure 15-1.


Coarse Crushing
Screening
Fine Crushing
Grinding I
Classifying
Classifying
Grind Size: 80=0.045mm
Grinding II
Trash Removal
Thickening
Alkaline Treatment
Return for Reuse
Leaching
Absorption
Desorption
Safety Screen
Filtering
Tailings
Acid
Washing
Electro Winning
Smelting
Barren
Liquor
Return
Carbon Regeneration

Figure 15-1: Proposed processing flowsheet

16 Mineral Resource and Mineral Reserve Estimates

16.1 Mineral Resource Estimate

In January 2007, Sino announced a Mineral Resource estimate for White Mountain which complied with the JORC Code. The Mineral Resource estimate is as shown in Table 16-1.

Table 16-1: White Mountain Mineral Resource, as at January 2007 (1)

Category	Tonnes ('000)	Gold Grade (g/t)	Contained Gold ('000 oz)
Measured	2,594	3.6	304
Indicated	2,288	3.5	258
Subtotal of Measured and Indicated	**4,882**	**3.6**	**562**
Inferred	2,861	3.1	284

(1) estimated using a 1.0g/t Au cut-off

The Resource estimate is based on analyses of 191 diamond drill holes, totalling 50,555m, as well as channel sampling from two underground adits and surface trenches. Estimation was done using Ordinary Kriging of the mineralised domain within the F100 and F102 fault breccias.


WHITE MOUNTAIN PROJECT - LONG SECTION WITH MEASURED RESOURCE
SW
NE
600RL
400RL
200RL
Indicated Resource
Measured Resource
Indicated Resource
LEGEND
<10 gram metres
10-25 gram metres
25-50 gram metres
50-100 gram metres
>100 gram metres
Limit of measured Resource
Limit of Indicated Resource
30,000E
30,500E
Mineralisation remains open with strong IP anomaly continuing 400m to the northeast

Figure 16-1: Long section through the White Mountain deposit

Showing the location of high grade x width within the F100 and F102 shoots

Sino stated on 6 August 2007 that "Significant potential remains to increase this resource, particularly to the northeast and at depth. A substantial drilling program is in progress with nine drill rigs currently at site." SRK agrees that the White Mountain project has significant potential to increase resources and that Sino's proposed drill program is appropriate to test that potential.

16.1.1 Summary of Block Model Preparation

Geological model mineralised outlines were initially derived for individual drill / trench / adit cross-sections on 20m cross sections. The outlines were defined by gold grade and logged geological attributes from each drill hole and digitised on-screen using the Surpac software package and 'snapped' to data intervals on the respective drill holes. A nominal 1 g/t cut-off grade was used as the boundary for the mineralised outlines.

Logged cavity intervals were appended to the database assay table and assigned a value of -99 so that they would not be used in the estimation process. The total drilled length of the cavity intervals within the mineralised zone was compared against the total drilled length of the sampled intervals within the mineralised zone to arrive at a percentage which was used to adjust the final resource ore tonnage.

Sum of cavity drill intervals inside ore zone	64.85m	2.56%
Sum of the sample drill intervals inside the ore zone	2468.05m	97.44%
Total	2532.90m	100.00%

The block modelling was undertaken using the mine grid co-ordinates which were established over the deposit at 45° to the regional grid. Variogram models were completed by SRK using the one metre composites for the North & South domains, as an independent check. Ordinary kriging was used to interpolate the gold grades into the blocks.

16.2 Mining Methods

The mining methods selected for White Mountain and the proposed stope dimensions are:

1. Cut-And-Fill stopes: 5m x 5m, minimum mining width of 2.5m
2. Bench stopes: width range from 2.5 to 15m, Dip>=45 degrees, Sublevel interval = 15m, minimum sill width=4m, and 2m x2m x 2m recess for remote mucking at 50m interval along strike
3. Sub-Level Open Stopes: Dip>=50 degrees, Length = 20m, Width <=~25m, Sublevel= 30m, stope height=30, 60 or 90m

Mine planning has taken consideration of mine design, proposed mining methods, dilution and ore losses. Three mining methods have been selected to minimise ore loss and dilution in those locations and to maximise ore recovery and grade while maintaining stable stopes.

16.3 Ore Reserves Estimate

After consideration of the selected mining method, ore dilution, ore losses and other parameters, Sino announced an ore reserve estimate on 22 March 2007. The initial White Mountain Ore Reserve estimate totals 3.2 million tonnes at 4.2g/t gold, containing 434,000 ounces of gold, as shown in Table 16-2.

Table 16-2: White Mountain ore reserve estimate, as at 22 March 2007

Ore Reserve Category	Tonnes (000's)	Grade (g/t Au)	Gold Ounces (000's)
Proved	1,764	4.2	239
Probable	1,440	4.2	195
Total	3,204	4.2	434

Note: Cut-off grades used of between 2.0g/t and 2.3g/t gold.

16.4 Competent Persons

The information relating to the above Mineral Resource estimate has been compiled by Sino's team of geologists led by Dr Yumin Qiu (MAIG) in China and Mr Phillip Uttley (FAusIMM) in Australia.

Mr Ross Corben (MAusIMM) prepared the Mineral Resource estimate using Ordinary Kriging.

Mr Uttley takes responsibility for the content of this Mineral Resource Statement and has over 25 years relevant experience in evaluation of gold deposits. Mr Uttley consents to the inclusion in this report of the information in the form and context in which it appears.

Dr Qiu, Mr Corben and Mr Uttley are full-time employees of Sino Gold Mining Limited and are Competent Persons as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

An independent review of the geological interpretation was undertaken by Dr Stuart Munro and an independent review of the Mineral Resource estimate was undertaken by Mr Robin Simpson, both of whom at the time were full time employees of SRK Consulting.

Dr John Chen takes responsibility for the information relating to this Ore Reserve estimate. He is a full-time employee of Sino Gold Mining Limited and a Member of The Australasian Institute of Mining and Metallurgy.

Dr Chen is an underground mining engineer, Manager – Mining, Technical Services for Sino Gold Mining Limited, and has more than 15 years experience in the mining industry. Dr Chen has sufficient experience that is relevant to the style of mineralisation under consideration and to the activity that he is undertaking to qualify as Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". He consents to the inclusion in this report of the information in the form and context in which it appears.

17 Other Relevant Data and Information

The preliminary underground mine layout proposed by Sino is shown in Figure 17-1.


SW
NE
Portal
Preliminary mining plan in this NE area based on mostly Inferred Resources
ain
Decline
South
Decline
North
Decline

Figure 17-1: White Mountain proposed underground mine layout

The mine production schedule includes mining of some Inferred Resources. Drilling planned to be undertaken during 2007 is aimed at upgrading the category of these resources and ultimately conversion to Ore Reserves. Figure 17-2 below shows the density of drilling in relation to the mine production and the significant potential for further drilling to increase resources, particularly to the northeast and at depth.


SW
WHITE MOUNTAIN LONG SECTION
(Summarising Drilling Results to July 2007)
NE
LEGEND
> 200 gram metres
100 - 200 gram metres
50 - 100 gram metres
25 - 50 gram metres
10 - 25 gram metres
1 - 10 gram metres
< 1 gram metres
200m

Figure 17-2: White Mountain long section, drill results to July 2007

AMC Consultants has completed a review of likely geotechnical conditions in the White Mountain underground mine and concluded that the rock conditions are quite variable, ranging from massive strong marble to breccias with low strength. AMC Consultants also stated that the low strength material is localised. A range of ground support methods are proposed and several mining methods are being considered.

18 Interpretation and Conclusions

SRK is of the opinion that all relevant information has been interpreted in a reasonable manner by Sino. SRK concludes that the data density and reliability is consistent with the resource classification used by Sino. SRK also concludes that the Mineral Resource and Ore Reserve estimates published by Sino have used methods and procedures that are consistent with the guidelines of the JORC Code.

The White Mountain project met and exceeded the expectation that Sino originally set as objectives for the project. On 6 August 2007, the Board of Directors of Sino approved the development of the White Mountain gold mine. Sino stated in a press release on 6 August that "the Environmental Impact Assessment ("EIA") approval has already been received and the Company is confident that the Provincial Project Permit will be received soon.

Sino advised in a press release on 6 August 2007 that "project development capital costs are estimated to total US$55 million (including contingency). There is potential to reduce this capital cost estimate if contract mining proves to be more competitive than owner mining."

On the basis of the geological evidence and the Resource estimate, SRK is of the opinion that the character of the White Mountain property is of sufficient merit to justify the development program proposed by Sino.

19 Recommendations

In SRK's opinion the preparation facilities of the Tonghua laboratory do not currently meet international standards for this type of laboratory. The laboratory has inadequate equipment as well as problematic procedures. SRK believes that Sino should consider advising the laboratory management to update the sample preparation facility or to find an alternative laboratory.

20 References

1. AMC Consultants, *White Mountain Underground Updated Geotechnical Assessment*, July 2007
2. Rutherford Mineral Resource Consultants, *Review and Audit of CMA Preparation and Analytical Laboratory Tonghua, Jilin Province*, 14 July 2006
3. Rutherford Mineral Resource Consultants, *Review of Certified Reference and Duplicate Sample Data From Xi'an Laboratory,* 15 July 2007
4. Sustainability Pty Ltd, *Environmental Impact Assessment Review of the Baishan BMZ Gold Mine (White Mountain Project)*, July 2007



SRK Consulting
Level 6
44 Market Street
Sydney NSW 2000 - Australia

Email: sydney@srk.com.au
www.srk.com.au

Tel: 61 2 9024 8800
Fax: 61 2 9024 8888

Project Code: SIN015

Certificate of Qualified Person
Report Title: White Mountain Project, Jilin Province, China, dated 9 October 2007

(a) I, Michael John Warren, BSc (Mining Eng), MBA, am employed as a Principal Consultant (Project Evaluations) with SRK Consulting in their Sydney office and reside at 97 Monteith Street, Warrawee, NSW, 2074, Australia.

(b) I am a member of the Australasian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

(c) I have not visited the White Mountain project site. Mr Richard Kosacz, a Principal Geologist and Mr Yunfeng Chen, a structural geologist, both of whom are full time employees of SRK China, visited the White Mountain site from 11 to 14 September 2007 and provided input to the SRK report. Dr Yonglian Sun, Principal Consultant and Managing Director of SRK China, visited the White Mountain site from 23 to 24 September 2006.

(d) I am responsible for all sections of the above named report but have relied upon the other experts named in Section 2 of the report.

(e) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

(f) I am independent of Sino Gold Mining Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

(g) I have read National Instrument 43-101 and Form 43-101F1 and this report has been prepared in compliance with same.

Dated, this 10th day of October 2007.

M J Warren, BSc (Mining Eng), MBA, MAusIMM, FAICD
Principal Consultant (Project Evaluations)

END

SIN015 SRK Certificate of Qualified Person WM Rev1


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